As filed with the Securities and Exchange Commission on September 5, 2023.

Registration Statement No. 333-274120

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Arm Holdings plc

England and Wales	3674	Not applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

110 Fulbourn Road

Cambridge CB1 9NJ

United Kingdom

Tel: +44 (1223) 400 400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Arm, Inc.

120 Rose Orchard Way

San Jose, CA 95134

Tel: +1 (408) 576-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Justin R. Salon R. John Hensley John T. Owen Morrison & Foerster LLP 2100 L Street, NW, Suite 900 Washington, D.C. 20037 +1 (202) 887-1500	Kenneth A. Siegel Jesse S. Gillespie Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, Japan 100-6529 +81-3 3214 6522	Richard D. Truesdell, Jr. Derek J. Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 +1 (212) 450-4000

Approximate date of commencement of proposed sale to public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), shall determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information contained in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling shareholder is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 5, 2023.

95,500,000 American Depositary Shares

(Representing 95,500,000 Ordinary Shares)

This is an initial offering of American depositary shares (“ADSs”) representing ordinary shares of Arm Holdings plc.

All of the ADSs to be sold in this offering are currently held by the selling shareholder identified in this prospectus. We are not selling any of the ADSs in this offering and will not receive any proceeds from the sale of the ADSs by the selling shareholder in this offering. Each ADS represents the right to receive one ordinary share, nominal value £0.001 per share, and may be evidenced by American depositary receipts (“ADRs”).

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. The initial public offering price per ADS is estimated to be between $47.00 and $51.00. We have applied to list our ADSs on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “ARM”.

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, will be subject to reduced public company reporting and stock exchange governance requirements. See “Management and Executive Remuneration—Foreign Private Issuer Exemption” for additional information.

SoftBank Group Corp. (“SoftBank Group”) is expected to beneficially own approximately 90.6% of our outstanding ordinary shares following the completion of this offering (or approximately 89.9% if the underwriters exercise in full their option to purchase additional ADSs from the selling shareholder). As a result of SoftBank Group’s ownership, after the completion of this offering, we will be a “controlled company” within the meaning of Nasdaq rules. See “Management and Executive Remuneration—Controlled Company Status.”

Advanced Micro Devices, Inc., Apple Inc., Cadence Design Systems, Inc., Google International LLC, Intel Corporation, MediaTek Inc.’s affiliated entities, NVIDIA Corporation, Samsung Electronics Co., Ltd., Synopsys, Inc. and TSMC Partners, Ltd. (collectively, the “Cornerstone Investors”) have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $735 million of the ADSs offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, any of the Cornerstone Investors may determine to purchase more, fewer, or no ADSs in this offering, or the underwriters may determine to sell more, fewer, or no ADSs to any of the Cornerstone Investors. The underwriters will receive the same underwriting discount on any ADSs purchased by the Cornerstone Investors as they will from the other ADSs sold to the public in this offering.

Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs in “Risk Factors” beginning on page 22 of this prospectus.

	PER ADS	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to the selling shareholder

The underwriters may also exercise their option to purchase up to an additional 7,000,000 ADSs from the selling shareholder at the initial public offering price, less the underwriting discounts and commissions, for 30 days after the date of the final prospectus. We will not receive any proceeds from the sale of such additional ADSs by the selling shareholder.

Raine Securities LLC is acting as our financial advisor in connection with this offering.

The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about                 , 2023.

Neither the Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Barclays	Goldman Sachs & Co. LLC	J.P. Morgan	Mizuho

(in alphabetical order)

BofA Securities	Citigroup	Deutsche Bank Securities	Jefferies

BNP PARIBAS	Credit Agricole CIB	MUFG	Natixis	Santander	SMBC Nikko

BMO Capital Markets	Daiwa Capital Markets America	Guggenheim Securities		HSBC	IMI - Intesa Sanpaolo	Independence Point Securities
KeyBanc Capital Markets	Loop Capital Markets	Ramirez & Co., Inc.	Rosenblatt	SOCIETE GENERALE	TD Cowen	Wolfe | Nomura Alliance

The date of this prospectus is              , 2023.

Arm is the World's Most Pervasive CPU Architecture

250Bn+

Arm-based chips shipped since inception

30.6Bn

Arm-based chips reported as shipped in FYE23

30M+

Developer hours 1st decade of Armv9

15M+

Software Developers on Arm

Arm is the Foundation of the Semiconductor Industry

SOFTWARE
PRODUCTS
FOUNDRIES
CHIP DESIGN
EDA
arm
Arm CPU
The Brain of Everything

i

Neither we, the selling shareholder nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling shareholder nor the underwriters take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. We, the selling shareholder and the underwriters are offering to sell ADSs and seeking offers to purchase ADSs only in the U.S. and certain other jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or any sale of ADSs.

For investors outside the U.S.: Neither we, the selling shareholder nor any of the underwriters have taken any action to permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

We are incorporated under the laws of England and Wales and a majority of our outstanding securities is owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ABOUT THIS PROSPECTUS

Prior to the completion of this offering, we underwent a corporate reorganization described under the section titled “Corporate Reorganization,” pursuant to which Arm Limited became a wholly owned subsidiary of Arm Holdings Limited, a holding company with nominal assets and no liabilities, contingencies or commitments, which has not conducted any operations prior to this offering other than acquiring the entire issued share capital of Arm Limited. On September 1, 2023, Arm Holdings Limited re-registered as a public limited company and changed its name from Arm Holdings Limited to Arm Holdings plc.

Unless otherwise indicated or the context otherwise requires, in this prospectus, “Arm,” the “Company,” “we,” “us” and “our” refer to (i) Arm Limited and its consolidated subsidiaries prior to the completion of our corporate reorganization, (ii) Arm Holdings Limited and its consolidated subsidiaries after the completion of our corporate reorganization and prior to the re-registration of Arm Holdings Limited as a public limited company and (iii) Arm Holdings plc and its consolidated subsidiaries after the re-registration of Arm Holdings Limited as a public limited company. See “Corporate Reorganization” and “Description of Share Capital and Articles of Association.”

NOTE REGARDING TRADEMARKS, TRADENAMES AND SERVICE MARKS

This prospectus includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, tradenames or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our fiscal year ends on March 31 of each year. We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the U.S. (“GAAP”). We present our consolidated financial statements in U.S. dollars (“USD”).

We have historically conducted our business through Arm Limited, and therefore, our historical consolidated financial statements included in this prospectus present the consolidated results of operations of Arm Limited and its subsidiaries. The consolidated financial statements included in this prospectus do not give effect to our corporate reorganization described in the section titled “Corporate Reorganization.”

The financial information contained in this prospectus does not amount to statutory accounts within the meaning of section 434(3) of the U.K. Companies Act 2006 (the “Companies Act”).

NON-GAAP FINANCIAL MEASURES

This prospectus contains certain financial measures that are not presented in accordance with GAAP, including Non-GAAP operating income, Non-GAAP net income from continuing operations and Non-GAAP free cash flow, that are not required by, or prepared in accordance with, GAAP. We refer to these measures as “non-GAAP financial measures.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics—Non-GAAP Financial Measures” for our definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with GAAP.

INDUSTRY AND MARKET DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products, including, but not limited to, our general expectations and market position, market opportunity and market size. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. While we are responsible for the accuracy of such information and believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

GLOSSARY OF CERTAIN TERMS

The following are abbreviations, acronyms and definitions of certain terms used in this document:

•	“ADAS” means advanced driver assistance systems.

•	“AI” means artificial intelligence.

•

“Arm China” means Arm Technology (China) Co. Ltd, an entity that operates independently of us and is our single largest customer. Acetone Limited, an entity controlled by SoftBank Group and in which we own a 10% non-voting interest, owns approximately 48% of Arm China. Our 10% non-voting interest in Acetone Limited represents an approximate 4.8% indirect ownership interest in Arm China.

•	“Armv9” means the ninth version of the Arm instruction set architecture.

•	“Articles” means our articles of association to be in place upon completion of this offering.

•	“ASP” means average selling price.

•	“CE” means consumer electronics.

•	“Citibank” means Citibank, N.A., which will serve as the depositary for the ADSs.

•	“CPU” means a central processing unit, which executes the instructions of a computer program.

•	“CSP” means cloud service provider.

•	“design win” means a customer has chosen to use Arm products in a certain future chip design, including future chip designs under existing license agreements.

•	“EDA” means electronic design automation, a category of software tools for designing electronic systems such as integrated circuits and printed circuit boards.

•	“embedded” means embedded processors, which are processors used in embedded systems such as industrial automation, sensors, signage and transportation, and home appliances, among other things.

•	“GPU” means a graphics processing unit, which is used to accelerate the display of complex graphics onto a screen and can also be used for other mathematical applications.

•	“IC” means integrated circuit.

•	“IoT” means Internet of Things.

•	“IP” means intellectual property.

•	“IPLA” means our intellectual property license agreement with Arm China, pursuant to which, among other things, we granted Arm China certain exclusive rights to sublicense our IP to PRC customers.

•	“ISA” means instruction set architecture, which specifies how software running on a CPU will behave.

•	“IVI” means in-vehicle-infotainment.

•	“ML” means machine learning.

•	“NFC” means near field communication.

•	“NPU” means a neural processing unit, which specializes in the acceleration of ML algorithms.

•	“OEM” means an original equipment manufacturer.

•

“open-source” means software or hardware design that is released under a license in which the copyright holder grants users the rights to use, study, modify or distribute the computer software or hardware design and its source code on the condition that other software using, incorporating, linking, integrating or bundling with such software be disclosed or distributed in source code form, licensed for the purpose of making derivative works or redistributable at no charge.

•	“Physical IP” means the physical IP components used in the process of translating a design of complex SoC integrated circuits into a manufactured chip.

•

“PRC” means, for the purpose of this prospectus, the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excluding Taiwan.

•

“RAND” means reasonable and non-discriminatory, which typically is used to describe a voluntary licensing commitment that standards-setting organizations often request from the owner of an IP right that is, or may become, essential to practice a technical standard.

•	“RISC” means reduced instruction set computer.

•	“SmartNICs” means smart network interface cards.

•	“System IP” means components used in an SoC design, other than the CPU, GPU, etc., such as interfaces to external components and on-chip interconnects that bridge functional components within the SoC.

•	“System on Chip” or “SoC” means an integrated circuit that combines multiple functional blocks together in a single chip.

•	“TLA” means Technology License Agreement.

•	“x86” means the x86 family of complex ISAs.

v

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary may not, and does not purport to, contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the consolidated financial statements of Arm Limited and the notes to those statements, included elsewhere in this prospectus, before deciding to invest in the ADSs.

Our North Star

Building the future of computing, on Arm. Together. For everyone.

Our Company

Arm is defining the future of computing. Semiconductor technology has become one of the world’s most critical resources, as it enables all electronic devices today. At the heart of these devices is the CPU, and Arm is the industry leader of CPUs. We architect, develop, and license high-performance, low-cost, and energy-efficient CPU products and related technology, on which many of the world’s leading semiconductor companies and OEMs rely to develop their products. Our energy-efficient CPUs have enabled advanced computing in greater than 99% of the world’s smartphones, for the year ended December 31, 2022, and more than 250 billion chips, cumulatively, powering everything from the tiniest of sensors to the most powerful supercomputers. Today, Arm CPUs run the vast majority of the world’s software, including the operating systems and applications for smartphones, tablets and personal computers, data centers and networking equipment, and vehicles, as well as the embedded operating systems in devices such as smartwatches, thermostats, drones and industrial robotics. We estimate that approximately 70% of the world’s population uses Arm-based products, and the scale of Arm’s reach continues to expand, with more than 30 billion Arm-based chips reported as shipped in the fiscal year ended March 31, 2023 alone, representing an approximately 70% increase since the fiscal year ended March 31, 2016.

Today, any company can make a modern computer chip through the unique combination of our energy-efficient CPU IP and related technologies and our unmatched ecosystem of technology partners, and do it cost effectively due to our flexible business model. Each CPU product can be licensed to multiple companies, leading to economies of scale that allow us to charge each licensee only a fraction of what it would cost them to develop internally, while minimizing their risk and time-to-market. With the complexity of CPU design increasing exponentially, over the past decade no company has successfully designed a modern CPU from scratch. We have been innovating at the forefront of compute technology for decades and have established important relationships with the companies driving the future of computing across multiple industries. More than 260 companies reported that they had shipped Arm-based chips in the fiscal year ended March 31, 2023, including the largest technology companies globally (such as Amazon Web Services, Inc. and Alphabet Inc.), major semiconductor chip vendors (such as Advanced Micro Devices, Inc., Intel Corporation, MediaTek Inc., NVIDIA Corporation, Qualcomm Inc. and Samsung Electronics Co., Ltd.), automotive industry incumbents, leading auto suppliers, IoT innovators, and more.

The exponential rise in smart devices in both consumer and enterprise markets has increased the demand for chips that provide more computational capability while optimizing energy efficiency. Thirty years ago, the PC was the only computer with which most people would interact at home, work, or school. Then, mobile phones became computers in our pockets and digital TVs became computers in our living rooms. Now, vehicles are effectively computers on wheels, and servers and networking equipment are the computers that connect all these devices and services together. Additionally, there are billions of tiny low-cost devices—from sensors to electric motor controllers—that are now functionally computers, as well. Each of these computers needs at least one CPU, and in many cases more than one. This trend has driven the dramatic growth of Arm-based chips over the past several years.

Our creation of the Arm CPU architecture, the world’s most widely used CPU architecture, has resulted in the proliferation and evolution of computers as people know them today, advancing a paradigm of increasing compute performance coupled with industry-leading power efficiency. We enabled the mobile phone and smartphone revolution, and through our focus on energy efficiency and our history of continuous innovation, we have enabled new categories of “smart” consumer electronics. Today, we are redefining what is possible in industries such as cloud computing, automotive, and IoT. Energy efficiency is not only important for business, but it is also a critical component in achieving sustainability for our planet. This makes Arm CPU technology ideal for current and future computing applications as the demands for compute performance are growing exponentially while the need for low power remains critical.

Every CPU has an ISA, which defines the software instructions that can be executed by the CPU, essentially a common language for software developers to use. The ISA sets the foundation for a large library of compatible software which runs on those CPUs. As the Arm CPU is the most popular and pervasive CPU in history, the Arm ISA is also the most popular and pervasive ISA in history. This means that Arm-based chips have a global community of software developers familiar with how to program the CPU. Chip designers utilizing the Arm CPU can add desired functionality (Wi-Fi connectivity, image processing, video processing, etc.) to create an SoC to meet the needs of any end market.

Our primary product offerings are leading CPU products that address diverse performance, power, and cost requirements. Complementary products such as GPUs, System IP, and compute platforms are also available and enable high-performance, efficient, reliable, system-level creation for a wide range of increasingly sophisticated devices and applications. Our development tools and robust software ecosystem have further solidified our position as the world’s most widely adopted processor architecture and have created a virtuous cycle of adoption, which means that software developers write software for Arm-based devices because it offers the biggest market for their products, and chip designers choose Arm processors because they have the broadest support of software applications.

This combination of pervasiveness and ease of portability has resulted in our CPU designs having the world’s richest software ecosystem, built in partnership with the leading operating systems providers (including Google Android, Microsoft Windows and all major Linux distributions), software tools and game engine vendors (such as Electronic Arts Inc., Unity Software Inc. and Epic Games, Inc.), and application developers. We also support a flourishing ecosystem of third-party tool vendors for embedded software and a vibrant IoT ecosystem. Open-source software plays a vital role in the success of Arm-based chips, and we are committed to contributing to open-source software and tools to ensure our offerings are optimized for the latest technologies.

As the world moves increasingly towards AI- and ML-enabled computing, Arm will be central to this transition. Arm CPUs already run AI and ML workloads in billions of devices, including smartphones, cameras, digital TVs, cars and cloud data centers. The CPU is vital in all AI systems, whether it is handling the AI workload entirely or in combination with a co-processor, such as a GPU or an NPU. In the emerging area of large language models, generative AI and autonomous driving, there will be a heightened emphasis on the low power acceleration of these algorithms. In our latest ISA, CPUs, and GPUs, we have added new functionality and instructions to accelerate future AI and ML algorithms. We are working with leading companies such as Alphabet, Cruise LLC, Mercedes-Benz, Meta and NVIDIA to deploy Arm technology to run AI workloads.

Arm had 5,963 full-time employees across North America, Europe and Asia as of March 31, 2023. We are an engineering-first company, with approximately 80% of our global employees, as of March 31, 2023, focused on research, design, and technical innovation, and we have global operations and research and development (“R&D”) centers in the U.K., Europe, North America, India, and Asia-Pacific. Our headquarters are located in Cambridge, U.K.

For the fiscal year ended March 31, 2023, our total revenue was relatively flat at $2,679 million, as compared to $2,703 million in the fiscal year ended March 31, 2022. In the fiscal year ended March 31, 2023, as a percentage of total revenue our gross profit margin was 96% and operating income margin was 25%. In the fiscal year ended March 31, 2023, we generated net income from continuing operations of $524 million (Non-GAAP net income from continuing operations of $657 million), compared to $676 million (Non-GAAP net income from continuing operations of $663 million) in the fiscal year ended March 31, 2022. For the fiscal year ended March 31, 2022, our total revenue grew by 33%, to $2,703 million, from $2,027 million in the fiscal year ended March 31, 2021. In the fiscal year ended March 31, 2022, as a percentage of total revenue our gross profit margin was 95% and operating income margin was 23% compared to 93% and 12%, respectively, in the fiscal year ended March 31, 2021. In the fiscal year ended March 31, 2022, we generated net income from continuing operations of $676 million (Non-GAAP net income from continuing operations of $663 million), compared to $544 million (Non-GAAP net income from continuing operations of $207 million) in the fiscal year ended March 31, 2021.

Our Journey

History

Established in 1990, Arm began as a joint venture between Acorn Computers, Apple Computer, and VLSI Technology. We were publicly listed on the London Stock Exchange and the Nasdaq Stock Market from 1998 until 2016, when we were taken private by SoftBank Group, our controlling shareholder.

The original joint venture set out to develop a processor that was high performance, power efficient, easy to program, and readily scalable—a goal that continues to define Arm today. Our CPUs initially gained significant traction in mobile phones in the mid-1990s because our energy-efficient processors provided an appropriate level of performance while consuming little power, which was critical for these smaller form factor devices. Over time, mobile phones, and the chips they used, became more advanced and ultimately evolved into the smartphones that are prevalent today. The Arm CPU proved to be critical in enabling the smartphone revolution.

The mobile phone was one of the first consumer electronic devices to evolve into an intelligent, connected, digital device that needed a smart processor to run a growing library of software. With the help of Arm technology, many more devices such as televisions, watches, washing machines, cameras, factory equipment, and others are undergoing the same revolution.

Strategic Evolution

Since becoming a private company in 2016, we have made significant investments to further develop and market our products to build on our success in powering the world’s smartphones and other consumer electronic devices. We have focused in recent years on making Arm the ubiquitous provider of compute technology in all market segments by expanding into new markets, including cloud computing, networking, automotive, and IoT, most of which have strong secular tailwinds. Our investments have resulted in a diversified business with more durable growth.

Key elements of our evolution included:

•

Creating a Market-Led Business with Products Optimized for Specific Verticals. We have developed multiple product families, each optimized for markets such as smartphones, cloud computing, networking, automotive and IoT.

•

Building the New Armv9 Architecture. Leveraging the progress made by previous generations of our products, we embarked on the development of the Armv9 architecture, the ninth version of the Arm ISA. Today, the Armv9 architecture powers CPUs that offer improved security and performance across various applications. Consequently, the Armv9 architecture has the potential to drive our royalty opportunity per device even higher.

•

Broadening our Compute Platforms. We have curated, integrated, and optimized our CPU and system-design components together into foundational compute platforms to deliver best-in-class performance and energy efficiency for our customers.

•

Expanding our Value Proposition for Customers. As building chips using the most advanced manufacturing processes became more complex and more costly, the opportunity to expand our product offerings to our customers increased. As a result, we have created more advanced and optimized CPU products that enable us to provide more value to our customers by giving their devices more functionality and more performance while using less power and at lower cost.

•

Introducing New Licensing Models with Increased Focus on Maximizing Royalty Opportunities. By licensing a portfolio of Arm products (rather than licensing a single CPU product or other technology design), we have made it easier and more compelling for customers to access and utilize more Arm products, further broadening our potential customer base and end market penetration. Our licensing models provide greater flexibility to our customers and maximize our opportunities to secure more design wins for our products, which results in greater opportunities to increase our recurring royalty revenue.

•

Diversifying and Deepening our Relationships with Market Leaders. We have established close partnerships with leading companies across all of our target markets, including, among others, Apple Inc., Guangdong OPPO Mobile Telecommunications Corp., Ltd., Samsung, vivo Mobile Communication Co., Ltd. and Xiaomi Communications Co., Ltd. in mobile computing, Amazon AWS and Alibaba Group Holding Limited in cloud compute, Cruise and Mercedes-Benz in advanced automotive, and Raspberry Pi Ltd, Schneider Electric SE and Siemens AG in industrial IoT. Further, we have entered into a new long-term agreement with Apple that extends beyond 2040, continuing our longstanding relationship of collaboration with Apple and Apple’s access to the Arm architecture.

Industry Background

Semiconductors are indispensable to everyday life. In today’s technology-driven world, semiconductors are the enablers of the devices and infrastructure that facilitate virtually everything people do, such as making a phone call, sending an email, storing files in the cloud, streaming videos, or traveling by car, train, or plane. Almost all of the products and services people use every day rely on semiconductors. Manufacturing, logistics, city infrastructure, and building management also increasingly build their processes and services around semiconductor-enabled devices. As consumers and enterprises continue to demand more from their devices, the pervasiveness of high-performance and energy-efficient semiconductors will continue to expand. We believe there are several key trends driving the growth and evolution of the semiconductor industry.

Proliferation of Smart, Connected Devices Supporting an Increasingly Digital World

The world is becoming increasingly digital with the proliferation of smart, connected devices, such as smartphones, wearables, PCs, tablets, and other electronic devices. Even everyday products like washing machines, thermostats, and utility meters are becoming more advanced. According to Deloitte’s 2022 Connectivity and Mobile Trends Survey, the average U.S. household had 22 connected devices in 2022, doubling from 11 devices in 2019. The market trend to make nearly all products smart and connected is not just limited to consumer electronics, but is also driving a wave of innovation across a broad range of end markets and use cases.

Increased Need for High-Performance, Power-Efficient Compute

The massive expansion of data, advanced software applications, and AI are driving the need for high-performance compute capabilities. To address increasingly complex workloads, a key approach has been to increase the speed of a CPU and expand the number of processor cores per chip. For instance, the number of cores per “high end” Arm-based chip has increased from 8 in 2016 to 192 in 2023. Solely running an existing chip faster may deliver more compute performance, but increasing performance results in higher energy costs, which may cause thermal limits to be exceeded. Collectively, these considerations result in the need for innovation in chip design to address market demands for an optimal balance of performance, efficiency, size, and cost across end markets.

Increasing Complexity and Cost of Designing Leading-Edge Solutions

The resources required to develop leading-edge products are significant and continue to increase exponentially as manufacturing process nodes shrink. According to the International Business Strategy, Inc. (“IBS”), IC design costs were approximately $249 million for a 7nm chip and approximately $725 million for a 2nm chip, representing approximately a three-times increase in design cost as compared to a 7nm chip. Design partners play an increasingly valuable role in the chip design process by providing specialized capabilities and expertise that enable semiconductor suppliers to focus on their core product differentiation, while keeping pace with market innovation. Design partners facilitate innovation and enhance customers’ competitive positioning by reducing the complexity, risk, and cost of a significant part of the development cycle. For example, to design a 2nm chip, IBS estimates that the software development, verification, and IP qualification is 71% of the overall cost. In addition, design partners, like Arm, that can demonstrate a deep understanding of their customers’ workloads are better positioned to integrate themselves into their customers’ workflows, further expanding their value proposition over time.

Growth of In-House Development and Custom Silicon Chips

Many OEMs today utilize “off-the-shelf,” or “merchant,” semiconductors when building their product offerings. However, this approach can introduce compromises. For example, an OEM may use a chip that includes features that are irrelevant for its use case, at the expense of performance and cost efficiency. Similarly, an OEM may need a chip that incorporates features not otherwise available from a merchant supplier. As a result, leading OEMs are increasingly looking to build custom chips in-house that deliver greater performance and greater efficiency at an equal or better price for a particular use case. The success of Arm-based products such as Amazon AWS’ Graviton, deployed across Amazon AWS data centers globally, have demonstrated the opportunity to create a sustainable competitive advantage through this approach. For example, Amazon AWS claims that Graviton delivers up to 40% better price performance over comparable x86-based systems. This trend of increasing use of in-house developed solutions has significantly expanded the opportunity for Arm.

Our Solution

We provide the most pervasive CPU architecture in the world. The key elements of our solution include:

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Arm CPUs. The foundation of our product offerings is our market-leading CPU products. Our CPU products leverage our common scalable ISA and address the widest range of performance, power, and cost requirements.

•	Other Design Offerings. We have a portfolio of products that are deployed alongside our CPUs, including:

•	Graphics Processing Units. We offer a family of GPU products providing an optimal visual experience across a wide range of devices.

•	System IP. Complementary design components that enable designers to create high performance, power-efficient, reliable, and secure chips.

•	Compute Platform Products. Arm’s CPU, GPU, and System IP products integrate into a foundational compute platform optimized for a specific end market.

•	Development Tools and Software. Our tools and software support the development and deployment of our offerings.

We continue to expand the scope of our product offerings, investing in more holistic, end-market optimized designs, expanding beyond individual design IP to providing subsystem designs. Given the complexities of developing chips using the most advanced manufacturing processes, we are making significant investments to better support the increasing number of OEMs looking to develop their own customized chips.

In addition, we have cultivated a broad ecosystem of third-party hardware and software partners to support our customers. Our partners include leading semiconductor technology suppliers, including foundries (such as GlobalFoundries Inc., Intel’s Foundry Services business, Taiwan Semiconductor Manufacturing Company Limited and United Microelectronics Corporation) and EDA vendors (such as Cadence Design Systems, Inc., Synopsys, Inc. and Siemens). We also invest in our software ecosystem and work closely with firmware and operating system vendors (such as Amazon AWS, Canonical Ltd., Google LLC, Microsoft, Red Hat, Inc., VMware, Inc. and Wind River Systems, Inc.), game engine vendors (such as Unity and Epic Games), software tool providers (such as Green Hills Software LLC, IAR Systems AB and Lauterbach GmbH), and application software developers (such as Adobe Inc., EA, King.com Ltd. and Microsoft).

Our solution, combined with the breadth of our software ecosystem and the millions of chip design engineers and software developers that utilize it, has created a virtuous cycle of adoption, which means that software developers write software for Arm-based devices because it offers the biggest market for their products, and chip designers choose Arm processors because they have the broadest support of software applications.

We believe that the primary customer benefits of our solution include:

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Ability to Optimize for Performance, Power and Area. Arm’s flexible and modular design IP enables customers to build chips optimized for the PPA requirements for a specific use case or end market. A battery-powered device such as a smartphone has a different PPA requirement versus a high-performance cloud server or an IoT sensor. By developing a wide range of CPU and related technologies, Arm can provide a CPU optimized for various use cases to reduce both energy consumption and area (with area being a key driver of the ultimate cost of a chip).

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Alignment with the Semiconductor Industry’s Technology Roadmap. As leading-edge manufacturing processes continue to progress towards smaller transistors, developing chips is becoming harder and more costly, requiring more engineering time and effort. To further reduce our customers’ costs and to help de-risk their product development efforts, we combine our CPU products and SoC knowledge with our deep understanding of our ecosystem partners’ design tools and manufacturing processes to provide processor products that not only optimize for power and performance, but also accelerate time to market for our customers. In addition, through our deep customer and partner relationships, we have unique visibility into the future requirements of end markets as far as 10 years out, which informs the development of our products to ensure that our products meet or exceed future market needs.

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Reduced Design Risk and Cost. Our solution allows customers to build optimized chips, while reducing their design execution risk and their internal development costs. We generally expect to license our products to multiple customers, enabling us to completely cover the cost of developing new Arm products by charging each licensee only a portion of the total development costs. We invest significant time, resources and effort in the design and verification of each processor and work closely with our partners to ensure a standard of excellence in the processor products we deliver to our customers.

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Incorporation of AI and ML Acceleration in Every Processor We Design. Using an AI or ML algorithm is just another way of programming the software needed to run a chip, and we expect that AI and ML algorithms will complement the software used by most chips in the future, from high-end super computers to tiny, remote sensors. Arm processors run AI and ML workloads, and every smartphone currently in the market efficiently runs AI inference applications, such as voice recognition and applying filters to digital images. To ensure that software developers can efficiently run the AI and ML workloads, each generation of our processors is designed to accelerate key parts of algorithms that will be used in future applications.

Our Market Opportunity

We define our total addressable market (“TAM”) to include all chips that can contain a processor and, therefore, our TAM includes the main controller chips in smartphones, PCs, digital TVs, servers, vehicles and networking equipment. Our TAM excludes chips that are unlikely to contain a processor, such as memory and analog chips.

For the calendar year ended December 31, 2022, we estimate that our TAM was approximately $202.5 billion and we forecast that our TAM will grow at a 6.8% compound annual growth rate (“CAGR”) to approximately $246.6 billion by the end of the calendar year ending December 31, 2025. We estimate that the aggregate value of chips containing Arm technology was approximately $98.9 billion in the calendar year ended December 31, 2022, representing an approximate 48.9% market share as compared to an approximate 42.3% market share as of December 31, 2020. We estimate that our royalty revenue as of December 31, 2022 represented approximately 1.7% of the industry TAM containing Arm-based chips. We expect that the cost and complexity of chip design will continue to increase, and that we will be able to contribute a greater proportion of the technology included in each chip, resulting in our royalties comprising a greater proportion of each chip’s total value. Our calculation of TAM is based on a combination of third-party sources, customer reports and our own internal assessments and judgment.

Mobile Applications Processor

The mobile applications processor is the primary chip in a smartphone, and runs the operating system and applications in addition to controlling many of the device functions, including gaming, music, video, and any other applications. While high compute performance is required for today’s applications, processors also must be highly energy efficient so that the smartphone’s battery will last all day without needing to be recharged. We expect the mobile applications processor market to grow from approximately $29.9 billion in the calendar year ended December 31, 2022 to approximately $36.0 billion in the calendar year ending December 31, 2025, representing a CAGR of 6.4% over that period. We have maintained market share in the mobile applications processor market of greater than 99% for many years, by virtue of all key mobile operating systems depending on Arm processors.

We expect the value of the market for mobile applications processors to continue to grow, particularly in light of several smartphone usage trends that are increasing the need for high-performance processing capabilities, including the shift to 5G, growth in mobile gaming, and emergence of AI and ML workloads.

Other Mobile Chips

Mobile phones contain many chips beyond the main applications processor, including the modem, Wi-Fi, Bluetooth and NFC connectivity chips, GPS chips, touchscreen controllers, power management chips, camera chips, audio chips and more, which we refer to collectively as the “other mobile chips market.” We expect the other mobile chips market to remain relatively flat at approximately $17.6 billion in the calendar year ended December 31, 2022 and approximately $17.5 billion in the calendar year ending December 31, 2025, representing a CAGR of (0.2)% over that period.

Consumer Electronics

CE includes products found in the home, such as digital TVs, tablets, laptops, extended reality (“XR”) headsets and wearables. The market share of Arm-based chips in consumer electronics is increasing as new product categories, such as smart speakers, XR headsets and laptops, adopt Arm products to achieve high performance without sacrificing efficiency. We expect the CE chip market to grow from approximately $46.9 billion in the calendar year ended December 31, 2022 to approximately $53.2 billion in the calendar year ending December 31, 2025, representing a CAGR of 4.3% over that period.

Industrial IoT and Embedded

The industrial IoT and embedded semiconductor TAM includes chips used by a wide range of goods, including washing machines, thermostats, digital cameras, drones, sensors, surveillance cameras, manufacturing equipment, robotics, electric motor controllers and city infrastructure and building management equipment. We expect the industrial IoT and embedded chip market to grow from approximately $41.5 billion in the calendar year ended December 31, 2022 to $50.5 billion in the calendar year ending December 31, 2025, representing a CAGR of 6.7% over that period. Our market share in the IoT and embedded chip market has grown from 58.4% as of December 31, 2020 to 64.5% as of December 31, 2022.

Networking Equipment

Our networking equipment TAM includes chips deployed into wireless networking such as base-station equipment, enterprise Wi-Fi, and wired networking equipment such as routers and switches. The market is growing as more wired and wireless infrastructure is deployed, as much of the data consumed in the cloud is created at the edge and needs to be transmitted over networks to the data center for processing. We expect the networking equipment chip market to grow from approximately $17.2 billion in the calendar year ended December 31, 2022 to approximately $18.2 billion in the calendar year ending December 31, 2025, representing a CAGR of 1.8% over that period. Our market share in the networking equipment market has increased from 18.8% as of December 31, 2020 to 25.5% as of December 31, 2022. Arm is poised to accelerate market-share gains resulting from the deployment of 5G networks, as infrastructure scales from fewer large cell towers covering a wide area to a large number of small cells providing high-speed coverage, with a single architecture across both large and small cells to allow for flexible deployment of software and workloads.

Cloud Compute

The cloud compute market includes the main server chips, data processing units (DPUs), and smart network interface cards (SmartNICs) used by CSPs to run their operations. The increase in cloud computing has been driven by the rapid increase in data traffic generated by consumers and enterprises globally and by the migration of enterprise workloads to the cloud. We expect the cloud compute market to grow from approximately $17.9 billion in the calendar year ended December 31, 2022 to approximately $28.4 billion in the calendar year ending December 31, 2025, representing a CAGR of 16.6% over that period.

Arm-based chips have been gaining market share as CSPs have started to deploy Arm products in their own in-house designed chips used in their data centers, and as other CSPs start to deploy chips designed by Arm licensees. As a result, we expect our market share of cloud compute to grow significantly faster than the overall cloud compute market. Our market share in the cloud compute market has grown from 7.2% as of December 31, 2020 to 10.1% as of December 31, 2022.

Other Infrastructure

Other Infrastructure refers to the technological components and systems that support various aspects of computing, networking, and data processing and include chips deployed into high-performance computing (HPC) systems, enterprise servers, and edge networking equipment. We expect the other infrastructure market to grow from approximately $12.7 billion in the calendar year ended December 31, 2022 to approximately $13.7 billion in the calendar year ending December 31, 2025, representing a CAGR of 2.7% over that period. Our market share in the other infrastructure market has grown from 9.1% as of December 31, 2020 to 16.2% as of December 31, 2022.

Automotive

Our automotive TAM includes all chips with processors within vehicles. This includes chips used for IVI, ADAS, engine management, and body and chassis control. The automotive TAM is expected to increase as ADAS, electrification, IVI, and eventually autonomous driving, accelerate requirements for higher compute performance in newly manufactured vehicles. We expect the automotive chip market to grow from approximately $18.8 billion in the calendar year ended December 31, 2022 to approximately $29.1 billion in the calendar year ending December 31, 2025, representing a CAGR of 15.7% over that period. Today, our market share in the automotive market is highest in more technologically advanced functional areas such as IVI and ADAS. Our market share in the automotive market has grown from 33.0% as of December 31, 2020 to 40.8% as of December 31, 2022. As automotive electronics continue to transition from hardware-defined to software-defined architecture and compute, a trend that mirrors evolution of the smartphone, we believe we are well-positioned to outpace the growth of the overall automotive market.

Our Business Model and Customers

Our open and flexible business model provides access to high-quality CPU products for a wide range of potential customer types and end markets. We license our products to semiconductor companies, OEMs, and other organizations to design their chips. Our customers license our products for a fee, which gives them access to our designs and enables them to create Arm-based chips. Once a chip has been designed and manufactured with our products, we receive a per-unit royalty on substantially all chips shipped. The royalty has typically been based on a percentage of the ASP of the chip or a fixed fee per unit, and it typically increases as more Arm products are included in the chip. Our business model enables the widest range of customers to access Arm products through an agreement best suited to their particular business needs.

Competitive Strengths

We have enjoyed success for more than 30 years by providing market-leading technology, adapting our solution to changing market needs and building a software developer ecosystem unlike any other in history. Our competitive strengths include:

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Technology Leadership with Proven Capabilities Across Markets. Arm’s CPU technology has been an industry leader for many years and continues to be the most widely deployed architecture globally. We estimate that Arm had an approximate 48.9% market share by value in the calendar year ended December 31, 2022, up from approximately 38.7% in the calendar year ended December 31, 2014. Our products are used in virtually all smartphones, a majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors. We have an established presence in the cloud market, working with many of the largest hyperscalers, and in the automotive market, we work with leading OEMs and suppliers.

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World’s Most Extensive Ecosystem of Third-Party Software and Hardware Partners. Arm has the world’s largest ecosystem of third-party software and hardware partners, including chip design and verification tools vendors, advanced fabrication, operating system and application vendors, software tools providers, and training and support services companies. As of March 31, 2023, more than 1,000 partner companies were invested in developing products that complement Arm’s technology and there were more than 8 million apps running on Arm-based devices built by more than 15 million developers designing software for Arm-based systems. We estimate that Arm’s engineers invested more than 10 million hours in creating the base software and tools for chips containing Armv8 processors, and that the developers have then spent another 1.5 billion hours creating their apps and software. We also estimate that Arm will be investing more than 30 million hours creating the base software and tools for Armv9 processors, which will enable the next generation of apps and software for Arm-based chips. The breadth of our ecosystem creates a virtuous cycle that benefits our customers and deeply integrates us into the design cycle because it is difficult to create a commercial product or service for a particular end market until all elements of the hardware and supporting software and tools ecosystem are available.

•	Deep Integration with Customers and Ecosystem Partners. We work closely with our customers and ecosystem partners to understand future industry trends and the evolution of end markets. We have worked in partnership with our top 10 customers by royalty revenue, for the fiscal year ended March 31, 2023, for an average of over 20 years. When a major semiconductor company licenses Arm products to deploy in their product roadmap, they are committing to use Arm products in multiple generations of their future chips. This requires us to not only work closely with our direct customers, but also with other elements of the ecosystem to understand and align product plans. Our collaborative relationships with partners in our extensive ecosystem, including companies that contribute design tools, manufacturing capabilities, software and other components, provide us with unique insights across the entire semiconductor industry, enabling us to invest in developing new products years, and sometimes up to a decade, before the products are deployed to end-users.

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Efficient Model and Long-Term Visibility Enables Investment in Future Products. Our business model provides significant flexibility to fund long-term investments in future products. We have a capital-light and people-focused model, with most of our investments directed at hiring and retaining engineers undertaking advanced research and development. In the fiscal year ended March 31, 2023, we generated $2,573 million gross profit, allowing us to fund extensive investments in research and development for products that will be licensed in the future, with royalty fees to follow for years, and often decades, beyond that. We focus our investments on leading-edge products, and we leverage our underlying technology across multiple derivative products targeting different markets and extending into new applications over time. We are able to make significant upfront investments due to our alignment with customer roadmaps and the resulting visibility from long-term royalty streams. Some products continue to generate royalty revenue even after 25 years following their initial development.

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We Satisfy our Customers’ Processor Design Needs in a Mutually Beneficial Way. We invest extensively in creating leading products that can be used across a wide range of end markets and customers. As we expect to license our products to multiple customers, we can typically cover the entire cost of developing new Arm products by charging each customer only a portion of the total development costs. This lowers the costs for each semiconductor designer to license Arm products, versus developing the technology in-house, and enables customers to focus resources on differentiation. In addition, by licensing Arm CPU technology, the licensee immediately gains access to the vast Arm ecosystem, which would be impossible to leverage if they developed their own CPU in house.

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World-Class R&D Team with a Proven Track Record of Innovation. We are an engineering-first company, with 4,753 of our employees, or approximately 80% of our global employees, as of March 31, 2023, focused on research, design, and technical innovation. Our customers rely on us to deliver advanced technology, leveraging our extensive capabilities and scale across our CPU, GPU, systems, and platform products. Our culture encourages cross collaboration between teams and individuals, and we highly value collective effort. As a result of our unique reach and impact, we are able to attract and retain some of the brightest semiconductor engineers in the world. Our research and development team is prolific at developing new inventions, for which we seek patents to the greatest extent possible. As of March 31, 2023, we owned or co-owned a portfolio of approximately 6,800 issued patents and had approximately 2,700 patent applications pending worldwide, many of which are relevant to the key technologies used in many of the chips manufactured today.

Our Growth Strategies

We assess our investments through the lens of sustainable growth. Our research and development and new business initiatives are often tied to revenue streams five to ten years in the future, while our historical investments drive revenue and enable profitability and cash flow generation today. Key levers of our growth strategy are:

•	Gain or Maintain Share in Long-Term Growth Markets. We already have significant market share in some high-value markets, such as mobile applications processors, which enables us to invest in other growth opportunities. As of December 31, 2022, our market share in growth markets, including cloud computing, networking equipment, automotive and consumer electronics, was 10.1%, 25.5%, 40.8% and 32.3%, respectively. We believe that the increasing need for high-powered and energy-efficient computing, as well as our continued investments, will enable us to grow our market share in these segments.

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Increase the Value of Arm Processors in Every Smart Device. As chip designs become more advanced and complex, we believe that our investments in additional functionality, higher performance, higher efficiency, and more specialized designs will allow us to deliver more value to our customers. These innovations enable us to license more advanced Arm products, and for our customers to implement Arm-based chips with multiple CPUs and more cores, all of which allow us to capture more value per chip.

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Expand our System IP and SoC Offerings. To enable further improvements in performance and efficiency, we continue to develop a broader set of configurable systems IP offerings, including proven on-chip interconnect, security IP, memory controllers, and other design IP to be used with our processors, including the integration of multiple IP technologies into a subsystem and additional information to assist in fabrication. More recently, we have invested in a holistic, solution-focused approach to design, expanding beyond individual design IP elements to providing a more complete system. By delivering SoC solutions optimized for specific use cases, we can ensure that the entire system works together seamlessly to provide maximum performance and efficiency. At the same time, by designing an increasingly greater portion of the overall chip design, we are further reducing incremental development investment and risk borne by our customers while also enabling us to capture more value per device.

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Invest in Next-Generation Technologies. We continuously evaluate emerging markets and technologies that may enable us to create more advanced products that bring more value to our customers and ecosystem. For example, we are leading the way in integrating AI and ML capabilities across all devices through our highly scalable architecture. All modern smartphones are AI and ML capable by virtue of their Arm processors, and we are increasingly working with companies in other markets, such as consumer electronics and automotive, to deploy AI-based solutions. For the networking, cloud and data center markets, we continue to add AI-specific features to our CPUs to enable market-leading performance.

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Benefit from the Flexibility of Arm Products. Each Arm processor provides a certain compute capability within a power budget and, as such, can be used in multiple different devices that have similar compute requirements. An Arm customer who may have designed a processor for one application may, in the future, find additional applications that can utilize this technology. Consequently, Arm products may be used in new products for new end markets for many years or, in some cases, decades. For example, a processor originally licensed to go into a chip for a smartphone can also be used in a chip for a tablet, digital TV, or smart speaker. We expect this trend to continue with the growing proliferation of devices and use cases.

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Expand Access to Arm Products Through our Flexible Business Model. We are focused on making Arm products as easy as possible to access and to integrate into a chip design. We continuously assess ways to expand our flexible engagement model to provide all companies with easy access to Arm products, including low- and no-cost offerings for startups. In recent years and with a growing portfolio of new products, we have started to move customers onto product portfolio licenses, where each customer will gain access to a broad portfolio of Arm products. Our business model makes licensing our products much easier by allowing our customers to quickly gain access to Arm products. We believe our business model will encourage customer experimentation and result in a broader range of Arm features being used. Our business model is also designed to provide better alignment between pricing and the value delivered by us across low- and high-end devices.

Corporate Information

Arm Holdings plc was incorporated as a private limited company with the legal name Arm Holdings Limited under the laws of England and Wales on April 9, 2018, with the company number 11299879. Arm Holdings Limited re-registered as a public limited company under the laws of England and Wales on September 1, 2023 and changed its name to Arm Holdings plc.

Arm Limited was incorporated as a private limited company with the legal name Widelogic Limited under the laws of England and Wales on November 12, 1990 with the company number 02557590. On December 3, 1990, Widelogic Limited changed its company name to Advanced RISC Machines Limited, and, on May 21, 1998, it changed its company name to Arm Limited (at which time it was a wholly owned subsidiary of Arm Holdings plc with the company number 02548782). Our business was initially operated through Arm Holdings plc with the company number 02548782, which was previously an independent publicly traded corporation until its acquisition in September 2016 by SoftBank Group. On March 19, 2018, as a part of a reorganization, Arm Holdings plc with the company number 02548782 re-registered as a private limited company and was renamed SVF HoldCo (UK) Limited, which became a subsidiary of SoftBank Vision Fund L.P. (“SoftBank Vision Fund”), which retained an approximate 25% interest in our company with the remainder beneficially held by SoftBank Group. In August 2023, a subsidiary of SoftBank Group acquired substantially all of SoftBank Vision Fund’s interest in Arm Limited at a purchase price of approximately $16.1 billion, with the associated payments to be made in installments over a two-year period. The purchase price was established by reference to the terms of a prior contractual arrangement between the parties. Accordingly, prior to this offering, SoftBank Group beneficially owns substantially all of our outstanding shares. Our registered office is 110 Fulbourn Road, Cambridge, Cambridgeshire, CB1 9NJ, U.K., and the telephone number at that office is +44 (1223) 400 400.

The principal office for Arm Inc., our U.S. subsidiary, is located at 120 Rose Orchard Way, San Jose, CA 95134, and our telephone number at that office is +1 (408) 576-1500.

Our website address is www.arm.com. We have included our website address in this prospectus solely as an inactive textual reference. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Our agent for service of process in the United States is Arm, Inc.

Corporate Reorganization

Prior to the completion of this offering, we undertook a corporate reorganization pursuant to which Arm Holdings Limited acquired all the issued ordinary shares of Arm Limited. In connection with the corporate reorganization, the shareholders of Arm Limited exchanged each of the ordinary shares held by them in Arm Limited for newly issued ordinary shares of Arm Holdings Limited of the same class and in the same proportions as their previous shareholdings in Arm Limited. As a result, Arm Limited became a wholly-owned subsidiary of Arm Holdings Limited. On September 1, 2023, Arm Holdings Limited re-registered as a public limited company under the laws of England and Wales and changed its name from Arm Holdings Limited to Arm Holdings plc. The consolidated financial statements included in this prospectus do not show the effect of the corporate reorganization. See “Corporate Reorganization” for more information.

Risk Factors Summary

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ADSs. Among these important risks are the following:

Risks Relating to Our Business and Industry

•	Demand for our products and services primarily depends on trends in the semiconductor and electronics industries and the demand for the products of our customers and our customers’ customers.

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Demand for our products and services depends substantially on their acceptance by semiconductor and systems companies and their compatibility with, and the costs of, the design and manufacturing processes of our customers.

•	We face intense competition and could lose market share to our competitors.

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If we are unable to attract new customers and sell additional products to our existing customers, our business, results of operations, financial condition and prospects may be materially and adversely affected.

•	We rely on third parties to market and sell chips incorporating our products and to enhance the value of our licensed products.

•	Our results of operations, particularly our licensing and royalty revenues, can vary significantly between periods and may be unpredictable.

•	Customers may decide to license our architecture and develop their own processors based on our architecture, rather than utilize our processor products pursuant to an implementation license.

•	A significant portion of our total revenue comes from a limited number of customers, which exposes us to greater risks than if our customer base were more diversified.

•	Consolidation in the semiconductor and electronics industries could have a material adverse effect on our business, results of operations, financial condition and prospects.

•	Our revenues predominantly come from a limited number of end markets.

•	If we fail to develop new products in response to, or in anticipation of, rapid technological changes in our industry or the industries we serve, our business may be materially and adversely affected.

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Our concentration of revenue from the PRC market makes us particularly susceptible to economic and political risks affecting the PRC, which could be exacerbated by tensions between (on the one hand) the U.S. or the U.K. and (on the other hand) the PRC with respect to trade and national security.

•	Developing new products requires us to expend significant resources without assurances that we will generate revenue in the amounts we anticipate, on the expected timeline or at all.

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We depend on our commercial relationship with Arm China to access the PRC market. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected.

•	Neither we nor SoftBank Group control the operations of Arm China, which operates independently of us.

•	Our business and future operating results may be materially and adversely affected by global economic conditions and other events outside of our control.

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The semiconductor industry relies on a limited number of manufacturers whose operations tend to be concentrated in certain geographic regions to manufacture chips and other products, and developments that adversely affect such regions could have a material adverse effect on our business, results of operations, financial condition and prospects.

•	If our products do not conform to, or are not compatible with, existing or emerging industry standards, demand for our products may decrease.

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Failure to obtain, maintain, protect, defend or enforce our IP rights could impair our ability to protect our proprietary products and our brand, and the costs of obtaining, maintaining, protecting, defending and enforcing such IP rights, particularly as a result of litigation, may adversely and materially affect our results of operations.

•	We may be sued by third parties for alleged infringement, misappropriation or other violation of their IP rights or proprietary rights and our defense against these claims can be costly.

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Errors, defects, bugs or security vulnerabilities in or associated with our products could expose us to liability and damage our brand and reputation, which could harm our competitive position and result in a loss of market share.

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We have identified a material weakness in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls. If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Risks Relating to Government Regulation and Legal Compliance

•	Our international operations expose us to risks in international jurisdictions and we may be negatively impacted by export restrictions and trade barriers.

Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer

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We will be a “controlled company” within the meaning of the Nasdaq corporate governance rules and, as a result, be eligible to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.

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As long as SoftBank Group controls us and/or is entitled to certain rights under the Shareholder Governance Agreement (as defined below), other holders of our ordinary shares and ADSs will have limited ability to influence matters requiring shareholder approval or the composition of our Board of Directors.

•	SoftBank Group’s interests may conflict with our own interests and those of holders of our ADSs.

•	While we are a foreign private issuer, we may opt out of certain Nasdaq corporate governance rules applicable to public companies organized in the U.S.

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We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

Implications of Being a Foreign Private Issuer

Our status as a foreign private issuer exempts us from compliance with certain laws and rules of the SEC and certain regulations of Nasdaq. Consequently, we are not subject to all the disclosure requirements applicable to U.S. public companies. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our executive officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure), which is aimed at preventing issuers from making selective disclosures of material information.

We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the U.S., or, if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, a majority of our executive officers or directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the U.S. and our business must be administered principally outside the U.S.

We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities. In addition, as a foreign private issuer we intend to rely on and comply with certain home country governance requirements and exemptions thereunder rather than complying with Nasdaq corporate governance standards.

See “Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer” and “Management and Executive Remuneration—Foreign Private Issuer Exemption.”

Implications of Being a Controlled Company

SoftBank Group is expected to beneficially own approximately 90.6% of our outstanding ordinary shares following the completion of this offering (or approximately 89.9% if the underwriters exercise in full their option to purchase additional ADSs from the selling shareholder). As a result of SoftBank Group’s ownership, we will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. Under these rules, a listed company of which a majority of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements applicable to most Nasdaq-listed companies. As a controlled company, we have elected not to comply with certain corporate governance requirements applicable to most Nasdaq-listed companies. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

See “Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer” and “Management and Executive Remuneration—Controlled Company Status.”

THE OFFERING

ADSs offered by the selling shareholder	95,500,000 (or 102,500,000 if the underwriters exercise in full their option to purchase additional ADSs from the selling shareholder), with each ADS representing one ordinary share.

Ordinary shares to be outstanding upon completion of this offering	1,026,078,866 ordinary shares.

American depositary shares	Each ADS represents one ordinary share, nominal value £0.001 per ordinary share, of Arm Holdings plc. As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Rather, you will have the rights of an ADS holder or beneficial owner of ADSs (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of our ADSs, see “Description of American Depositary Shares” elsewhere in this prospectus. We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	Citibank, N.A.

Use of proceeds	We will not receive any of the proceeds from the sale of ADSs by the selling shareholder in this offering (including any proceeds from any sale of ADSs pursuant to the underwriters’ option to purchase additional ADSs). All net proceeds from the sale of ADSs in this offering will go to the selling shareholder.

Controlled company	SoftBank Group will beneficially own approximately 90.6% of our outstanding ordinary shares following the completion of this offering (or approximately 89.9% if the underwriters exercise in full their option to purchase additional ADSs from the selling shareholder). As a result of SoftBank Group’s ownership, after the completion of this offering, we will be a “controlled company” within the meaning of Nasdaq rules and, therefore, will qualify for exemptions from certain corporate governance requirements of Nasdaq. In the event that we elect to use the controlled company exemptions, holders of our ADSs will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements.

As long as SoftBank Group beneficially owns a majority of the voting power of our outstanding ordinary shares, SoftBank Group will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. See “Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—As long as SoftBank Group controls us and/or is entitled to certain rights under the Shareholder Governance Agreement, other holders of our ordinary shares and ADSs will have limited ability to influence matters requiring shareholder approval or the composition of our Board of Directors.”

Dividend policy	We currently do not intend to pay dividends on our ordinary shares or ADSs. See the section titled “Dividend Policy” for more information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Indications of interest	The Cornerstone Investors have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $735 million of the ADSs offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, any of the Cornerstone Investors may determine to purchase more, fewer, or no ADSs in this offering, or the underwriters may determine to sell more, fewer, or no ADSs to any of the Cornerstone Investors. The underwriters will receive the same underwriting discount on any ADSs purchased by the Cornerstone Investors as they will from the other ADSs sold to the public in this offering.

Proposed Nasdaq symbol	“ARM”

The number of ordinary shares, including ordinary shares represented by ADSs, that will be outstanding upon completion of this offering is 1,026,078,866, which is based on 1,025,234,000 ordinary shares outstanding as of September 1, 2023 following our corporate reorganization described under the section titled “Corporate Reorganization” plus an additional 844,866 ordinary shares issuable upon the completion of this offering, assuming an initial public offering price of $49.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, in connection with the vesting of restricted share unit (“RSU”) awards and Executive Awards (as described under “Management and Executive Remuneration—Equity Incentive Plans—2022 RSU Plan”), and excludes:

•

up to 11,440,773 ordinary shares issuable upon the vesting of RSU awards issued under The Arm Limited All-Employee Plan 2019 (the “2019 AEP”), which will vest on the first trading day that is more than 180 days following the date on which our ADSs are admitted to trading on Nasdaq, assuming 100% achievement (maximum) of awards with market condition targets;

•

up to 27,541,913 ordinary shares issuable upon the vesting of the RSU awards that were issued under The Arm Limited RSU Award Plan (the “2022 RSU Plan”), which have not vested as of the date of this prospectus and will not vest upon the completion of this offering;

•

up to 2,907,542 ordinary shares issuable upon the vesting of the Executive Awards that were issued under the 2022 RSU Plan, which have not vested as of the date of this prospectus and will not vest upon the completion of this offering. This share amount assumes 200% achievement (maximum) of awards with performance metric targets, and conversion of monetary grant amounts assuming an initial public offering price of $49.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•

up to 31,806 ordinary shares issuable upon the vesting of the RSU awards that were issued under The Arm Non-Executive Directors RSU Award Plan (the “NED Plan”), which have not vested as of the date of this prospectus.

Except as otherwise noted, the information in this prospectus assumes:

•	the completion of the transactions described in the section titled “Corporate Reorganization” prior to the completion of this offering;

•	the adoption of the Articles prior to the completion of this offering;

•	an initial public offering price of $49.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise by the underwriters of their option to purchase up to an additional 7,000,000 ADSs from the selling shareholder in this offering.

SUMMARY FINANCIAL DATA

The following summary consolidated financial data for the fiscal years ended March 31, 2023, 2022 and 2021 have been derived from our audited financial statements included elsewhere in this prospectus. The following summary financial data for the fiscal quarter ended June 30, 2023 have been derived from our unaudited consolidated interim condensed financial statements included elsewhere in this prospectus. Our summary unaudited consolidated balance sheet for the fiscal quarter ended June 30, 2022 has been derived from our accounting records and has been prepared on the same basis as the unaudited consolidated interim condensed financial statements for the fiscal quarter ended June 30, 2023 included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary for the fair statement of the condensed consolidated balance sheets, income statements and cash flows for these interim periods. Our historical results are not necessarily indicative of the results that may be expected in the future.

You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Fiscal Year Ended March 31,			For the Fiscal Quarter Ended June 30,
(in millions, except share and per share amounts)	2023	2022	2021	2023	2022
Consolidated Income Statements Data:
Total revenue	$2,679	$2,703	$2,027	$675	$692
Gross profit	$2,573	$2,572	$1,882	$644	$667
Operating income	$671	$633	$239	$111	$294
Net income	$524	$549	$388	$105	$225
Net income per share attributable to ordinary shareholders
- Basic	$0.51	$0.54	$0.38	$0.10	$0.22
- Diluted	$0.51	$0.54	$0.38	$0.10	$0.22
Weighted average ordinary shares outstanding
- Basic	1,025,234,000	1,025,234,000	1,025,234,000	1,025,234,000	1,025,234,000
- Diluted	1,027,505,008	1,025,234,000	1,025,234,000	1,028,618,467	1,025,902,205
Pro forma net income per share attributable to ordinary shareholders (1)(2)
- Basic	$0.16			$0.10
- Diluted	$0.16			$0.10
Weighted-average shares used to compute pro forma net income per share attributable to ordinary shareholders (1)(2)
- Basic	1,028,800,668			1,032,373,662
- Diluted	1,037,198,983			1,037,205,005
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments	$2,215	$1,635		$2,049	$1,354
Total assets	$6,866	$6,510		$6,700	$6,213
Total shareholders’ equity	$4,051	$3,548		$4,221	$3,748

(in millions)	For the Fiscal Year Ended March 31, 2023	For the Fiscal Quarter Ended June 30, 2023
	Actual	Actual	Pro Forma (1) (3)
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments	$2,215	$2,049	$2,049
Total assets	$6,866	$6,700	$6,707
Total liabilities	$2,815	$2,479	$2,306
Total shareholders’ equity	$4,051	$4,221	$4,401

(1)

The pro forma information reflects the corporate reorganization as described in the section titled “Corporate Reorganization,” which resulted in the issuance of ordinary shares of Arm Holdings plc to shareholders in the same class and number as their previous shareholding in Arm Limited. Therefore, the corporate reorganization did not result in a material change in outstanding shares or affect the pro forma earnings per share or balance sheet information.

(2)

The pro forma earnings per share presented above reflects the effect of (a) executive awards of approximately $55 million that will partially vest upon the occurrence of an initial public offering (including this offering) and are expected to be settled in ordinary shares of Arm Holdings plc, (b) the estimated fair value of the special cash award to our Chief Executive Officer that will vest upon completion of this offering, (c) the accelerated vesting and settlement of liability and equity classified awards granted to employees and executives of Arm Limited under the 2019 AEP, Executive IPO Plan 2019 (“2019 EIP”), and 2022 RSU Plan, which will be settled in ordinary shares of Arm Holdings plc, and (d) along with associated income tax effects. Estimates of the fair value of the share-based compensation charges, the associated employer payroll and employee withholding taxes, and the number of ordinary shares of Arm Holdings plc to be issued in connection with the settlement of these awards on a net settled basis assume an initial public offering price of $49.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus.

The following table sets forth the computation of the Company’s unaudited pro forma, as adjusted, basic and diluted net profit per share (in millions, except per share data) for the year ended March 31, 2023 and fiscal quarter ended June 30, 2023:

	For the Fiscal Year Ended March 31, 2023	For the Fiscal Quarter Ended June 30, 2023
Net income	$524	$105
Estimated accelerated expense related to vesting and settlement of executive awards under the 2019 EIP and 2022 RSU Plan	(36)	—
Estimated accelerated expense related to special cash award to our Chief Executive Officer	(17)	—
Estimated accelerated and incremental expense related to the vesting of the 2019 AEP(a) non-executive awards, and estimated incremental expense for the payroll taxes related to the vested non-executive awards under the 2022 RSU Plan	(322)	(5)
Estimated pro forma income tax benefit, net(b)	12	—

Pro forma net income	$161	$100

Weighted average ordinary shares outstanding—basic	1,025,234,000	1,025,234,000
Weighted average ordinary shares outstanding—diluted	1,027,505,008	1,028,618,467
Estimated ordinary shares to be issued in connection with the settlement of liability classified awards pursuant to the 2019 AEP, 2019 EIP, and 2022 RSU Plan for executive and non-executive awards, net of employee withholding taxes	7,077,809	7,839,066
Pro forma weighted average ordinary shares outstanding – basic	1,028,800,668	1,032,373,662
Pro forma weighted average ordinary shares outstanding – diluted	1,037,198,983	1,037,205,005

(a)

The 2019 AEP awards will vest on the first trading day that is more than 180 days following the date on which our ADSs are admitted to trading on Nasdaq. Pro forma financial information for the 2019 AEP assumes 100% achievement (maximum) of awards with market condition targets.

(b)

This pro forma adjustment reflects the income tax expense/benefit effects of pro forma share-based compensation adjustments based on applicable statutory tax rates for the jurisdictions associated with the respective pro forma adjustments. Because the tax rates used for these pro forma financial statements are an estimate, the blended rate will likely vary from the actual effective rate in subsequent financial reporting periods.

(3)

The pro forma balance sheet presented above reflects the effect of the acceleration of share-based compensation expense and the associated payroll taxes related to the liability classified awards for which we expect to deliver ordinary shares (or ADSs representing ordinary shares) of Arm Holdings plc in connection with the closing of this offering along with associated income tax effects. The pro forma adjustments reflect the elimination of $193 million of liabilities as of June 30, 2023, the effect on ordinary shares and additional paid in capital of $421 million based on their estimated fair value at closing of this offering offset by the estimated reduction of $241 million to retained earnings along with the recognition of liabilities of $20 million for estimated employee withholding taxes to be remitted to government agencies in connection with net settlement and issuance of ordinary shares and with $7 million income tax effects of pro forma adjustments to deferred tax assets and retained earnings.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our ADSs. The occurrence of any of the events or developments described below could materially harm our business, financial condition, results of operations and prospects. In such an event, the market price of our ADSs could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially impair our business operations.

Risks Relating to Our Business and Industry

Demand for our products and services primarily depends on trends in the semiconductor and electronics industries and the demand for the products of our customers and our customers’ customers.

Demand for our products and services is largely dependent on the semiconductor and electronics industries, which are volatile, intensely competitive and generally characterized by declining ASPs over the life of a generation of chips. The effect of these price decreases is compounded by the fact that our royalty rates generally decrease as the volume of sales increases, subject to an agreed minimum royalty per chip. Additionally, demand for our products and services could decrease if growth in the semiconductor or electronics industries slows or declines.

The revenue we generate from licensing activities is also largely dependent on the rate at which systems companies develop and adopt new product generations, which, in turn, is affected by the level of demand for their ICs and other products. Decreasing demand from systems companies for chips based on our products would directly and adversely affect the amount of royalties we receive. As a result of our dependence on demand from systems companies, we are subject to several risks affecting these systems companies, any one of which may influence the success or failure of a particular systems company. These risks include, among others:

•	competition faced by the systems company in its particular industry;

•	the engineering and marketing capabilities of the systems company;

•	market acceptance of the systems company’s products;

•

adverse developments in the economic and political conditions of the region(s) in which the systems company operates, particularly to the extent that such developments create an unfavorable business environment;

•	supply constraints and inventory correction affecting the systems company;

•	technical challenges unrelated to our products faced by the systems company in developing its products; and

•	the financial and other resources of the systems company.

These risks and others which are outside of our control could adversely affect any number of systems companies upon which our success depends, which could, in turn, have a material adverse effect on our business, results of operations, financial condition and prospects.

Demand for our products and services depends substantially on their acceptance by semiconductor and systems companies and their compatibility with, and the costs of, the design and manufacturing processes of our customers.

Our success depends substantially on the acceptance of our products and services by semiconductor and systems companies, particularly those that develop and market chips for high-volume electronic devices in the automotive, embedded and IoT, enterprise electronics, and mobile and consumer electronics markets. There are competing microprocessor architectures in the market and there is no certainty that the market will continue to accept our products to the same or greater extent than it does today.

Demand from large, global systems companies, including OEMs, drive much of the development of silicon chips and computer systems. Accordingly, acceptance of our products by these companies as well as semiconductor and other companies for use in a variety of end-market applications is critical for our continued success.

The semiconductor and electronics industries have also become increasingly complex and subject to increasing design and manufacturing costs. Many of our customers utilize third-party vendors for EDA tools and also outsource the manufacture of their semiconductor designs to foundries. We work closely with major EDA vendors and foundries to ensure that our products are compatible with their design tools and manufacturing processes. However, if we fail to optimize our products for use with major EDA vendors’ tools and foundries’ manufacturing processes, or if our access to such tools and processes is hampered, then our products may become less desirable to our customers. Similarly, for customers that do not outsource design and manufacturing processes, if our products are unsuitable for the customers’ internal processes, then our products may not be acceptable to those customers.

Additionally, there are risks inherent in the manufacturing of next-generation process technologies, including production timing delays, lower-than-anticipated manufacturing yields, and product defects and errata. If foundries are unable to successfully or efficiently manufacture future generations of chips based on our products, demand for our products could be materially adversely affected along with our business, results of operations, financial condition and prospects.

We face intense competition and could lose market share to our competitors.

The market for our products is intensely competitive and characterized by rapid changes in design and manufacturing technologies, end-user requirements, industry standards, and frequent new product introductions and improvements. We anticipate continued challenges from current and new competitors, including established technologies such as the x86 architecture, as well as by free, open-source technologies, including the RISC-V architecture. Many of our customers are also major supporters of the RISC-V architecture and related technologies. If RISC-V-related technology continues to be developed and market support for RISC-V increases, our customers may choose to utilize this free, open-source architecture instead of our products. Additionally, many of our direct and indirect competitors, including some of our semiconductor customers, are major corporations with substantially greater technical, financial and marketing resources and name recognition than we have. Some of these competitors have a much larger application software base and a much larger installed customer base than we do, and there can be no assurance that we will have the financial resources, technical expertise, and marketing, distribution and support capabilities to compete successfully with them in the future.

In markets where we are established already and new markets we have entered or intend to enter, our primary competitors may have greater financial, technical, marketing, distribution, support or other resources and capabilities, greater brand recognition, lower labor and development costs, different regulatory restrictions or a larger customer base than we do. In these markets, we may have to invest substantial resources into developing an ecosystem of software and tools to create a competitive ecosystem that allows us to compete with alternative architectures such as x86 and RISC-V, which have business models that are different from ours and may be more attractive to some of our customers. Our competitors may devote greater resources to the development, promotion and sale of products and services, they may offer lower pricing and different customer engagement models, and their performance, features and product quality may be more desirable than those of our company. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources or strengthen their positions within these markets, or may be subject to more favorable regulatory regimes. For example, in August 2023, a group of our customers and other competitors announced a joint venture aimed at accelerating the adoption of RISC-V. Although the development of alternative architectures and technology is a time-intensive process, if our competitors establish cooperative relationships or consolidate with each other or third parties, such as the recently announced joint venture focused on RISC-V, they may have additional resources that would allow them to more quickly develop architectures and other technology that directly compete with our products. Such cooperative relationships or consolidations may also allow competitors to anticipate or respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken and we could experience a decline in revenue and profitability.

Some semiconductor companies have developed their own proprietary architecture for specific markets or applications. These companies may utilize their proprietary architecture to penetrate markets where we are currently the architecture of choice, or where our products may be utilized, making it more difficult for us to penetrate such markets in the future. Some semiconductor companies have proprietary architectures in applications, including, but not limited to, automotive, data center equipment, networking equipment, electronic storage, microcontrollers, smart sensors, servers and wireless communications. These companies may be significantly entrenched in their markets. If these companies are successful in displacing our products, or if we are unable to penetrate or grow our market share in these areas, licensing opportunities and potential royalties could be harmed, negatively affecting our business, results of operations, financial condition and prospects. Our development systems tools business also faces significant competition from both the open-source community and third-party tools and software suppliers.

While our customers likely would incur significant costs in switching to competitors’ architecture, our competitors (including new market entrants) may offer greater incentives to customers through rebates, marketing funds, similar programs and other commercial arrangements to induce them to use their architecture in lieu of our products. Additionally, our competitors with multiple products or services may bundle their architecture, products and services to offer a broader product portfolio (which may include products or services we do not offer), which may make it difficult for us to gain or maintain market share.

Our Physical IP business also faces significant competition from third parties, including the internal design groups of IC manufacturers that have expanded their internal design capabilities and portfolio of Physical IP components. Physical IP components developed internally by our customers may be designed specifically to utilize the unique qualities of their own manufacturing processes, and may benefit from capacity, informational, cost and technical advantages relative to our Physical IP components, and we may be unable to compete effectively with such internal design groups.

If we are unable to attract new customers and sell additional products to our existing customers, our business, results of operations, financial condition and prospects may be materially and adversely affected.

Adding new customers while maintaining our existing customers, selling additional products to our existing customers and increasing the price we charge to existing customers represent our principal opportunities to increase revenue (particularly licensing revenue). We generate a significant portion of our revenues from customers who incorporate our products into chips used in smartphones, consumer electronics and other embedded chips. If growth in these markets declines (including in the smartphone market, in which growth has declined in recent years), our business, financial condition, results of operations and cash flows could be negatively affected, and we would become more dependent on new growth areas to increase revenue and improve our financial condition. We are currently focused on growing our business in key areas such as infrastructure, automotive, IoT, AI and 5G. Numerous factors, however, may impede our ability to grow our business in these key areas, add new customers and sell additional products to our existing customers. Those factors include, among others:

•	failure to develop new products that are attractive to current and prospective customers;

•	slow adoption of our new products in key areas such as infrastructure, automotive, IoT, AI and 5G;

•	failure to develop or expand relationships with channel partners;

•	failure to develop new distribution channels appropriate for such new technology areas;

•	failure to successfully provide quality technical support once deployed; and

•	failure to retain new customers and failure to ensure the effectiveness of our marketing programs.

In addition, if prospective customers do not perceive our products to be of sufficiently high value and quality or they do not believe the costs of our products relative to competing technology can be passed along to their customers, we may not be able to effectively attract new customers, which would materially and adversely affect our business, results of operations, financial condition and prospects.

We rely on third parties to market and sell chips incorporating our products and to enhance the value of our licensed products.

We rely on our customers to design, manufacture and sell chips incorporating our products in order to generate royalty revenue. A substantial portion of our revenue depends upon the commencement of new design projects by semiconductor companies and their ability to provide complete chips based on our products to meet the specific application needs of their customers. However, our customers are not contractually obligated to design, manufacture or sell chips using our products on an exclusive basis or at all. Some of our existing customers design, manufacture and sell chips based on competing technology, including their own, and other existing or potential customers may do so in the future. To the extent that our customers elect to license technology from competitors, our competitive position could be adversely affected and we could lose market share. Furthermore, under many of our arrangements with customers, there is generally no minimum purchase obligation or guaranteed revenue stream.

We are also subject to risks related to the competition faced by our customers in their particular industries, the engineering and marketing capabilities of our customers, the technical challenges unrelated to our products faced by our customers in developing their chips, and the financial and other resources of our customers. We cannot assure you that our customers and other partners will dedicate the resources necessary to promote and further develop chips incorporating our products, that they will manufacture chips containing our products in quantities sufficient to meet demand, that we will be successful in developing, expanding or maintaining our relationships with current or prospective customers or other partners, or that such customers will effectively and successfully promote and sell chips using our products. In addition, if their chips that incorporate our products are faulty, we may suffer reputational harm whether or not any fault results from our products. See “—Errors, defects, bugs or security vulnerabilities in or associated with our products could expose us to liability and damage our brand and reputation, which could harm our competitive position and result in a loss of market share.”

Our results of operations, particularly our licensing and royalty revenues, can vary significantly between periods and may be unpredictable.

We have experienced, and may in the future experience, significant fluctuations in our period-to-period results of operations. Our results may fluctuate and be unpredictable because of a variety of factors, including, among others:

•	the timing of entry into high-value agreements of which we historically have signed only a limited number each quarter;

•	the mixture of license fees, royalties, and fees for software and services;

•	our ability to correctly accrue royalty revenue;

•	the financial terms and delivery and revenue recognition schedules of our agreements with customers;

•	the timing of license renewals and license extensions;

•	the demand for chips and end products that incorporate our products or expected future demand for such chips and end products;

•	seasonal effects on demand for end products that incorporate our products;

•	product and sales cycles;

•	the introduction of new technology by us, our customers or our competitors, or other actions taken by our competitors;

•	the timing of orders from, and shipments to, technology companies of chips based on our products from our semiconductor partners and customers;

•	the financial results of Arm China and its ability to make payments to us in a timely manner, or at all;

•

new litigation or developments in current litigation, including, but not limited to, a lawsuit with Qualcomm and Nuvia (each as defined below), as described under “—We are currently involved in pending litigation”;

•	the timing of new employees joining the Company;

•	the timing of bonuses and other remuneration to employees, including for retention purposes;

•	any strategic investments, acquisitions or divestitures that we might undertake, and the timing thereof;

•	supply chain constraints and inventory correction in or affecting the semiconductor industry;

•	cyclical fluctuations in the semiconductor market and the markets of our customers’ end customers;

•	sudden technological or other changes in the semiconductor industry, including consolidation among our customers;

•

changes in the global economy (such as inflation, rising interest rates or a recession), disruptions in the global supply chain (including shortages of critical semiconductor components and chips) or regulatory changes that impact the semiconductor industry;

•

changes in political, regulatory, legal or economic conditions or geopolitical turmoil (including PRC-Taiwan relations), including terrorism, war (including the war in Ukraine) or political or military coups, state-sponsored or politically motivated cyberattacks, or foreign and domestic civil disturbances or political instability; and

•	changes to accounting policies and accounting standards applicable to us, and changes to key accounting estimates and judgments applied by us.

Accurate prediction of the timing of inception of new licenses and renewals of existing licenses is difficult because the development of a business relationship with a potential customer may frequently span a year or more. The fiscal quarter in which a new or renewed license agreement will be entered into, if at all, is difficult to predict, as are the financial terms of any such agreement.

Our license and royalty revenues are also affected by market conditions in the industries in which our customers operate, particularly in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer spending. The semiconductor industry has experienced significant and sometimes sudden and prolonged downturns in the past, including in recent years as a result of supply chain constraints.

As a result of these factors and others, many of which are outside of our control, it may be difficult for us to provide accurate forecasts of our revenues and results of operations for future periods, and such factors and others could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects.

Customers may decide to license our architecture and develop their own processors based on our architecture, rather than utilize our processor products pursuant to an implementation license.

Our customers may decide to license our ISA and develop their own processors based on our ISA, rather than utilize our predeveloped products through an implementation license, resulting in less fees paid to us. Customers may choose to develop their own processors if they believe they can do so more effectively than us or if supply and capacity constraints within the semiconductor industry further incentivize vertical integration in an effort to secure additional control over their supply chains. Some of these customers may have greater name recognition and substantially greater financial, management, marketing, service, support, technical, distribution and other resources than we do. If our customers, and particularly one or more key customers from whom we generate a significant portion of our total revenues, elect to develop their own processors based on our ISA, the market for our developed processor portfolio would decline, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

A significant portion of our total revenue comes from a limited number of customers, which exposes us to greater risks than if our customer base were more diversified.

A significant portion of our total revenue is generated from a limited number of key customers. In particular, our top five customers (including Arm China) collectively accounted for approximately 57% and 56% of our total revenue for the fiscal years ended March 31, 2023 and 2022, respectively, and our largest customer individually, Arm China, accounted for approximately 24% and 18% of our total revenue, respectively, during those fiscal years. As a result of this customer concentration, we are particularly susceptible to adverse developments affecting our key customers and their respective businesses, including industry downturns, decreased demand for their products, increased competition, changes in trade protection and other government policies, financial hardship and changes in their business model, purchasing behavior and strategic priorities, among other factors, many of which are beyond our control. In particular, developments in our key customers’ respective businesses that adversely affect their ability to satisfy their payment obligations to us or result in their determination not to continue or expand their use of our products would have a material adverse impact on our revenue and results of operations to a greater extent than if our customer base were more diversified. Our customer concentration also has afforded certain customers significant bargaining power, which has, in some cases, resulted in pricing or other contractual terms that are less favorable to us. For example, subject to certain limitations, certain of our contracts with key customers contain provisions allowing such customers to obtain licenses to our latest products as soon as they are made available to any other customer. If we were to lose one or more of our key customers or if our business with one or more key customers were to decrease significantly, whether as a result of external impacts on the business of those customers, or, for example, as a result of disputes with such customers with respect to pricing models, there are no assurances that we would be successful in identifying and contracting with one or more customers to replace any lost revenue, which would materially and adversely affect our business, results of operations, financial condition and prospects.

Consolidation in the semiconductor and electronics industries could have a material adverse effect on our business, results of operations, financial condition and prospects.

A number of business combinations, including mergers, asset acquisitions and strategic partnerships, have been consummated among our customers in the semiconductor and electronics industries, and more could occur in the future. Consolidation among our customers could lead to a loss of customers, increased customer bargaining power, or reduced customer spending on our products, each of which could have a material adverse effect on our business, results of operations, financial condition and prospects. For example, in the past, some of our larger customers who have negotiated lower pricing models have acquired customers with higher pricing models. In some cases, we have been, and in the future may be, required to renegotiate the pricing model with the acquired company or to honor the lower pricing model applicable for the acquiring customer while providing the same products prior to the acquisition by the larger company.

Our revenues predominantly come from a limited number of end markets.

Royalties from smartphones and consumer electronics comprised greater than 50% of our royalty revenue for the fiscal year ended March 31, 2023. In these end markets, our substantial existing market share may limit opportunities for future growth. Additionally, demand in these markets may be adversely impacted if consumers reduce their purchases of smartphones and consumer electronics as a result of changes in consumer behavior. If these end markets do not expand, we may be unable to continue to grow our revenues significantly from these markets, if at all. Additionally, circumstances outside of our control, such as the invention of new technologies, could adversely affect the smartphone and consumer electronics markets as a whole, which would have a material adverse impact on our revenue, profitability, and ability to attract new customers.

Our products are extensible and have been licensed and used in various other target end markets. While these new target markets represent a meaningful opportunity for us, they may not grow or develop as quickly as we expect them to. Furthermore, it could take years to reach a market share similar to our position in smartphones and consumer electronics.

Other microprocessor architectures such as x86 and RISC-V may already exist across all of these markets, or may be developed for applications within these markets. For applications in markets such as computing, data centers, networking and servers, competing microprocessor architectures, such as x86, already have a large, well-established customer base and are supported by a broad base of related software and development tools. These markets represent a significant portion of our revenue growth opportunity, and they also introduce new sources of competition, including, in some cases, incumbent competitors with established technologies, ecosystems, and customer bases, lower prices or costs, and greater brand recognition. These new markets may not grow as projected or at all, and we may not realize an adequate return on our investments. Due to the interdependence of various components in the products in which our architecture and our competitors’ architectures are used, customers are unlikely to change to another product, once adopted, until the next generation of a technology. As a result, even if our products are superior to alternative offerings, it may be difficult for our products to displace alternative technologies as a result of high switching costs to change to our products, including the need for potential customers to make significant investments in additional training and development tools and to convert software for existing devices. Additionally, to the extent our competitors have done business with prospective customers for a long period of time and have established relationships, our competitors may have information regarding future trends and requirements of such prospective customers that may not be available to us. If any of these markets do not develop as we currently anticipate or we fail to establish ourselves in these new markets, we could suffer a material adverse effect on our competitive position and business prospects.

Fragmentation of the global semiconductor market could have a material adverse effect on our business, results of operations, financial condition and prospects.

We sell our products across the semiconductor industry globally and rely on various markets across the world to generate revenue. The global market for our products, both where we are already established and new markets we intend to enter, may be impacted by geopolitical factors. A shift towards geopolitical rivalry could lead to the fragmentation of the global semiconductor market, as certain countries want more end-to-end control over architecture, leading to increased architectural fragmentation and a reduced role for a global architecture. Countries may take political decisions to enforce the use of an alternative architecture, or locally generated implementations for certain use cases, to make their country more resilient in the case of trade barriers or for national security reasons. For us, this could lead to increased costs to support region specific products, reduced revenue as a result of lost investment in territories that no longer use our products and potential market loss and loss of future licensing opportunities, all of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to develop new products in response to, or in anticipation of, rapid technological changes in our industry or the industries we serve, our business may be materially and adversely affected.

The market for our products is characterized by rapidly changing technology and end-user needs. For example, improvements are rapidly being made in AI, cloud computing, data centers, image sensors, ML and the metaverse, among other technologies. Furthermore, the once-rapid improvements in semiconductor transistor density, with consequent reductions in cost and power consumption, are decelerating, and further innovation will become incrementally more difficult and expensive to achieve. As a result of these rapid technological changes and others currently unknown, the future market for our products is difficult to predict. These risks are further exacerbated by the fact that our products often use a common architecture for multiple end markets and our new architecture products often are based on legacy products. Therefore, if our architecture were rendered uncompetitive, obsolete, or otherwise unmarketable it may impact multiple products and may cause us to expend significant resources and incur significant expenses to develop a new architecture.

Our business, reputation and relationships with our third-party partners could be adversely affected if we cannot develop technological improvements or adapt our products to technological changes on a timely basis. Whether we will be able to compete in the future will substantially depend on our ability to advance our products to meet these changing market and end-user needs and to anticipate successfully or respond to technological changes in hardware, software and architecture standards on a cost-effective and timely basis.

Developing new products requires us to expend significant resources without assurances that we will generate revenue in the amounts we anticipate, on the expected timeline or at all.

We will have to make significant expenditures to continue developing our semiconductor products and other products. The long development time of generally five or more years from the initial design of our semiconductor products until its incorporation into new end-user applications can place significant strain on our financial resources and personnel. Despite these investments, there can be no assurances that we will realize the financial benefits of our development efforts in the amounts we anticipate, on the expected timeline or at all. For instance, in the past we have experienced delays in the development of certain of our products, which then delayed product deployment and the associated revenues.

We may be unable to predict the timing or development of trends in our target markets with any accuracy. If we fail to accurately predict market requirements or market demand for our products in our target markets, our business will suffer. A market shift towards an industry standard that we do not currently support and for which we are not currently developing new products could significantly decrease the demand for our products. Despite these uncertainties, we devote substantial financial and other resources, including design, engineering, sales, marketing, and management efforts, to developing and marketing our products in anticipation of incorporation into new end-user applications. Additionally, our competitors may have a competitive advantage if their assessments relating to market adoption of new technologies prove to be more accurate than our assessments. Our failure to anticipate or timely develop new or enhanced products in response to changing market demand could result in the loss of customers and decreased revenue and have a material and adverse effect on our business, cash flows, results of operations and prospects.

As we develop and introduce new products, we face the risk that customers may not value or be willing to bear the cost of incorporating these newer products into their chips, including increases in royalty rates for such new products (as compared to existing products), particularly if they believe their customers are satisfied with the current products or unwilling to pay for improved products. Regardless of the improved features or superior performance of the newer products we develop, customers may be unwilling to adopt our new products for a variety of reasons, including design or pricing constraints. Moreover, the complexity and expense associated with our products generally requires a lengthy customer education, evaluation and approval process. Further, economic conditions, including economic downturns and rising rates of inflation, may adversely impact our ability to license products by making it difficult for our customers to plan future business activities, which could cause customers to limit spending or delay decision-making.

We may not be successful in developing and licensing new products and may experience difficulties or delays that would prevent the successful development, introduction and marketing of new products, and any new products that we may introduce may not achieve market acceptance and generate royalties and profits in the amounts we anticipate, on the expected timeline or at all, which could materially and adversely affect our business, cash flows, results of operations and prospects. These risks are further exacerbated by our focus on developing and marketing high-value products, which naturally require more resources to develop.

Our concentration of revenue from the PRC market makes us particularly susceptible to economic and political risks affecting the PRC, which could be exacerbated by tensions between (on the one hand) the U.S. or the U.K. and (on the other hand) the PRC with respect to trade and national security.

For the fiscal years ended March 31, 2023, 2022 and 2021, revenues from the PRC accounted for approximately 25%, 18% and 20% of our total revenue, respectively, including both direct revenues and revenues derived from our relationship with Arm China. Our revenues in the PRC are derived from PRC semiconductor companies and OEMs, and from non-PRC semiconductor companies and OEMs that utilize our products in chips and end products they sell into the PRC, which, by country, has the largest number of smartphone users in the world. Our failure to maintain PRC-sourced revenues, access new and existing markets in the PRC or gain traction for new business areas in the PRC, or our loss of market share to competition in the PRC, could materially and adversely affect our results of operations and competitive position.

In the past decade, the PRC has been a significant source of semiconductor industry revenues and growth. However, the near-term growth prospects of the PRC semiconductor industry and related industries are unclear due to the uncertain effects of ongoing economic stress caused by policies to contain the COVID-19 pandemic, trade and national security policies, and the elevated levels of private and public indebtedness. For the fiscal year ended March 31, 2023, although our total revenues derived from the PRC increased as compared to the prior fiscal year, the growth in our royalty revenues derived from the PRC slowed for the same period primarily as a result of economic issues in the PRC and factors related to export control and national security matters. Furthermore, in light of these issues, we expect to continue to see declining royalty revenues, and we could see a decline in licensing revenues, derived from the PRC. A prolonged downturn in the PRC semiconductor industry or the PRC economy generally could materially and adversely affect our results of operations and competitive position.

Political actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, export controls or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. Given our revenue concentration in the PRC, if, due to actual, threatened or potential U.S., U.K. or PRC government actions or policies: Arm China is further limited in, or prohibited from, licensing our products to PRC semiconductor companies and OEMs; our non-PRC semiconductor companies and OEM customers were limited in, or prohibited from, selling devices into the PRC that incorporate our products; PRC semiconductor companies and OEMs develop and use their own technology or use our competitors’ technology in some or all of their devices; or our PRC customers delay or cease making payments of license fees owed, our business, revenues, results of operations, cash flows and financial condition could be materially harmed.

The U.S. and U.K. have trade and national security policies regarding exports to the PRC of technology with potential military uses that would require us to obtain export licenses for certain processors, which can be difficult to obtain. For example, the highest performance processor in our Neoverse series of processors meets or exceeds performance thresholds under U.S. and U.K. export control regimes and thereby triggers U.S. and U.K. export license requirements prior to export and delivery to customers in the PRC. Given that national security concerns are higher for HPC technologies destined for the PRC and government response timelines are not defined, it can be challenging and unpredictable to obtain such export licenses. Combined with customer need for certainty, we have been able to address customer demand by licensing other CPU cores that do not exceed the HPC performance export control thresholds but yet still present a compelling solution. Although our inability to sell such Neoverse processor into the PRC has not had a material impact on our business to date, future restrictions on sales of our products into the PRC could have a material adverse impact on our business.

On August 9, 2023, President Biden issued an executive order addressing investments by U.S. persons in companies located in the PRC that engage with certain categories of sensitive technology and products, including semiconductors and microelectronics, quantum information technologies and artificial intelligence. The executive order requires regulations that would implement limits on such investments and was accompanied by an advance notice of proposed rulemaking that outlines proposed regulations; however, the proposed regulations do not have immediate effect, are subject to public comment and a further rulemaking process and will not become effective until the rulemaking process is complete at some time in the future. While we believe it is possible that such regulations may impact our PRC customers, our suppliers, Arm China, or our business with respect to China, given the uncertainties with respect to the timing and ultimate requirements of these regulations, we are unable to assess the extent of any such impact.

Finally, government policies in the PRC that regulate the amount and timing of funds that may flow out of the country have impacted and may continue to impact the timing and/or ability to receive funds generated from PRC-related revenues, which may negatively affect our cash flows.

We depend on our commercial relationship with Arm China to access the PRC market. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected.

Substantially all of our PRC-related revenue is earned through the IPLA, pursuant to which, among other things, we granted Arm China certain exclusive rights to sublicense our IP to PRC customers. We expect that our licensing relationship with Arm China will continue to account for substantially all of our total revenues from the PRC and represent a significant portion of our revenues for the foreseeable future. It would be difficult for us to replace any lost PRC-sourced revenue in the event that our commercial relationship with Arm China were to terminate or deteriorate. Accordingly, we expect that Arm China will continue to provide our primary access to the PRC market for the foreseeable future. If we fail to maintain our commercial relationship with Arm China, our access to the PRC market could be materially diminished and our business, results of operations, financial condition and prospects for growth could be materially and adversely affected.

Neither we nor SoftBank Group control the operations of Arm China, which operates independently of us.

Despite our significant reliance on Arm China through our commercial relationship with them, both as a source of revenue and as a conduit to the important PRC market, Arm China operates independently of us. On March 28, 2022, we transferred our entire equity interest in Arm China to a subsidiary of SoftBank Group. As of the date of this prospectus, approximately 48% of the equity interest in Arm China is owned by Acetone Limited, which is controlled by SoftBank Group and in which we own a 10% non-voting interest, approximately 35% is indirectly owned by HOPU Investment Management Company, and approximately 17% is directly and indirectly owned by other Chinese parties. Our 10% non-voting interest in Acetone Limited represents an approximate 4.8% indirect ownership interest in Arm China.

Furthermore, we do not have any direct management rights with respect to Arm China, such as a right to representation on Arm China’s board of directors, although Mr. Haas continues to serve on the board as an appointee of the SoftBank Group affiliate holding Arm’s former equity interest in Arm China. Following the transfer of our interest in Arm China to a subsidiary of SoftBank Group, under the terms of the Arm China arrangement, the SoftBank Group affiliate holding Arm’s former equity interest in Arm China is entitled to appoint a minority of the directors of the board of Arm China, and SoftBank Group’s appointees are unable to unilaterally implement certain measures that require action by all of or a supermajority of the directors of Arm China.

The fact that Arm China operates independently of us exposes us to significant risks. Arm China’s value to us as a customer is dependent on Arm China’s business results, which are, in turn, subject to substantial risks that are outside of our control. For example, Arm China may not commit the necessary resources to market and sell our products to PRC end-users of our semiconductor IP products. Arm China also may fail to comply with the laws and regulatory requirements applicable to its business, which could limit its ability to market or sell our products in the PRC. In addition, Arm China may fail to attract, train, retain and motivate highly skilled managerial and technical personnel necessary for its business. Arm China may also have difficulties accessing funding or enforcing contractual relationships. The realization of these or other risks related to Arm China’s business may have a material adverse effect on Arm China’s business, results of operations, financial condition and prospects and, by extension, our own. Since Arm China operates independently of us and we do not control Arm China, our ability to take measures to address the various risks facing Arm China is limited. If any of such risks related to Arm China’s business are realized, our revenue could materially decline and our results of operations could be materially adversely affected.

Under the IPLA with Arm China, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, similar to our other royalty customers, we are dependent on Arm China providing us with reliable and timely information. We perform various procedures to assess the reasonableness of Arm China’s data, and the IPLA includes rights for us to audit Arm China’s activities to ensure compliance with the IPLA. In the past, we have had issues obtaining timely and accurate information from Arm China. We believe the underlying problems causing our past inability to obtain such information have been resolved, but we can provide no assurances that our access to Arm China’s records will not be inhibited again in the future. If Arm China does not provide us with timely and accurate information, our revenue could materially decline and our results of operations could be materially adversely affected. We are also dependent on Arm China paying us the amounts that it owes us in a timely manner and in full. In the past, we have received late payments from Arm China and have had to expend company resources to obtain payments from Arm China. Although these historical issues did not have a material impact on our operations, any future failure to pay us the amounts we are owed under the IPLA could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Furthermore, Arm China has possession of or access to certain material IP and customer data pursuant to the IPLA and other commercial arrangements with us. Although Arm China is contractually obligated to protect this IP and data, we are limited in our ability to monitor or influence the manner in which Arm China protects our IP and data from theft, loss or misuse. Arm China operates its own separate information technology infrastructure. Aside from customary audit rights and protections under the IPLA, we are therefore unable to independently assure the adequacy of protections that Arm China implements with respect to its possession and/or access to our IP and data.

In addition, under the IPLA with Arm China, we are contractually obligated to indemnify both Arm China and its PRC customers that sublicense our IP in the event that either Arm China or such customers incur damages or costs in lawsuits, administrative proceedings or similar actions based upon a claim that our IP infringes the IP of a third party. The liability that we incur to Arm China or its PRC customers under such provisions could be significant and have a material adverse effect on our results of operations and liquidity.

Additionally, since April 2022, Allen Wu, the former chief executive officer of Arm China, and certain entities under his effective control, have initiated several lawsuits in the courts of the PRC seeking to challenge certain aspects of Arm China’s corporate governance and the actions of Arm China’s board of directors. To date, all cases that have been resolved at the trial court level have been resolved favorably to Arm China but are subject to appeal. In the event that certain of these cases were to be decided adversely to Arm China, it could result in further changes to Arm China’s corporate governance and management structure, which could reduce SoftBank Group’s ability to conduct effective oversight of Arm China and result in a material adverse effect on our business, results of operations, financial condition and prospects.

We may face increasing competition with PRC companies that develop their own IP.

Due to various factors, including pressure, encouragement or incentives from, as well as the policies of, the PRC government (whose “Made in China 2025” campaign targets 70% semiconductor self-sufficiency by 2025), concerns over actual, threatened or potential U.S., U.K. or PRC government actions or policies, including trade or national security policies, or other reasons, PRC semiconductor companies and OEMs may increasingly develop their own technology and use such technology in their devices, or use our competitors’ technology in their devices. Specifically, the PRC government’s 14th Five-Year Plan and related initiatives have identified the development of globally competitive PRC companies in “core technologies” such as semiconductors as a key policy focus. As part of a government-wide effort to encourage investment and development of domestic semiconductor capabilities, the PRC government could encourage financing opportunities to our competitors in the PRC on favorable terms, or influence major PRC customers to favor adoption of IP of our competitors in the PRC over our own IP.

With respect to Arm China, although the terms of the IPLA with Arm China prohibit Arm China from developing microprocessor cores and only allow Arm China to develop derivative products using Arm IP with our consent, Arm China may independently develop competitive products other than microprocessor cores and could divert customer interest from our products to increase its market share to our detriment. The realization of any such risks could materially harm our business, results of operations, cash flows and financial condition.

Our business and future operating results may be materially and adversely affected by global economic conditions and other events outside of our control.

In early 2023, the World Bank warned that the global economy is close to a recession with global growth sharply declining due to, among other things, high inflation, deteriorating financial conditions, and rising geopolitical tensions. We are subject to risks arising from adverse changes in global economic conditions. In particular, due to economic uncertainties in many of our key markets, our customers and their customers may delay, suspend or reduce technology purchases and investments and/or delay their payments to us.

Economic conditions could continue to deteriorate in the future, and, in particular, the semiconductor and electronics industries could fail to grow, including as a result of the effects of, among other things, rising inflation and interest rates, a sustained global semiconductor shortage, supply chain disruptions, the COVID-19 pandemic and any disruption of international trade relationships such as tariffs, export licenses or other government trade restrictions. In addition, adverse economic conditions affect demand for devices that our products help create, such as smartphones, automobiles and servers. Longer-term reduced demand for these or other devices could result in reduced demand for our products and significant decreases in our licensing fees and royalties over time. In addition, if our customers or distributors build elevated inventory levels, we could experience a decrease in short-term and/or long-term demand for our products. If any of these events or disruptions were to occur, the demand for our products could be materially adversely affected along with our business, results of operations, financial condition and prospects.

Our business and operating results are also vulnerable to interruption by other events outside of our control, such as earthquakes, fire, extreme weather events, power loss, telecommunications failures, political instability, geopolitical turmoil, such as the war in Ukraine and any sanctions, export controls or restrictions on doing business with Russia and Belarus, as well as any resulting disruption, instability or volatility in the global markets and industries resulting from such conflict, pandemics, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of a resurgence and escalation of the trade war between the U.S. and the PRC, the potential for conflict in Taiwan and the associated disruptions to, or effects on, the semiconductor industry, uncertainties resulting from the U.K.’s withdrawal from the European Union, commonly referred to as Brexit, military action or terrorist activities and associated political instability. Economic or political instability may undermine consumer confidence and/or cause current or potential customers, including the end customers of our customers or potential customers, to reduce or delay their technology purchases and investments. Such events could also materially adversely affect our ability to operate and supply our products to our customers.

Brexit has caused, and may continue to cause, uncertainty with respect to the future of the U.K.’s economic and political relationship with the European Union, which could increase taxes and costs of business and cause heightened volatility in currency exchange rates and interest rates. Continued uncertainty and events related to Brexit could have a negative impact on consumer confidence and wages, leading to a decrease in the gross domestic product of the U.K. Brexit could also adversely affect the political, regulatory, economic or market conditions in the U.K., the European Union and worldwide, and could contribute to instability in political institutions, regulatory agencies and financial markets.

We regularly maintain cash balances at third-party financial institutions in excess of government-insured limits. The U.S. Federal Deposit Insurance Corporation took control and was appointed receiver of Silicon Valley Bank, New York Signature Bank and First Republic Bank on March 10, 2023, March 12, 2023 and May 1, 2023, respectively. We do not have any direct exposure to Silicon Valley Bank, New York Signature Bank or First Republic Bank. However, if other banks and financial institutions, including financial institutions at which we maintain deposits, enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets or otherwise, our ability and our customers’ ability to access cash, cash equivalents and investments may be threatened.

These factors could cause customers to delay, decrease or cancel the licensing of our products and could expose us to increased credit risk on customer obligations owed to us, each of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our operating results and revenue could be adversely affected by customer payment delays, customer bankruptcies and defaults or modifications of contractual commitments.

Certain of our customers have and may continue to, and others in the future may, face challenging financial or operating conditions, including due to macroeconomic conditions or catastrophic events or other factors, and delay or default on their payment commitments to us, request to modify contract terms, or modify or cancel plans to license our products. Our customers’ inability to fulfill payment commitments, in turn, could adversely affect our revenue, operating expenses and cash flow. Additionally, certain of our customers have in the past sought, and customers may in the future seek, to renegotiate pre-existing contractual commitments. Payment defaults by our customers or significant reductions in existing contractual commitments could have a material adverse effect on our financial condition and results of operations.

Sustained inflation could have a material adverse effect on our business, results of operations, financial condition and prospects.

Inflation rates in the markets in which we operate have increased and may continue to rise. Sustained or increasing inflation could increase our operating expenses, including labor costs and research and development expenditures, or result in employee attrition to the extent our remuneration does not keep pace with inflation, particularly if our competitors’ remuneration does. Further, inflationary pressures may increase costs for our customers and reduce demand for our products or our customers’ products due to increased prices. In addition, some of our long-term licenses include an annual increase in license fees. However, these annual increases may fall below the then-current rate of inflation, which could make maintaining these licenses less profitable than we had anticipated when we originally signed the license. To the extent inflation results in rising interest rates and has other adverse effects on the market, it may further adversely affect our business, results of operations, financial condition and prospects.

An epidemic, pandemic or other health crisis could materially and adversely affect our business, results of operations, financial condition and prospects

Public health crises, including the COVID-19 pandemic and the emergence and spread of COVID-19 variants, have previously resulted in significant economic uncertainty, significant volatility in business and consumer confidence and global consumer demand, and a global economic slowdown. Government policies and other preventive and precautionary measures that governments and businesses have implemented in the past to limit the spread of an epidemic, pandemic or other health crisis, including, but not limited to, travel bans and restrictions, quarantines, shelter-in-place and social distancing orders, declarations of states of emergency and shutdowns, have exacerbated these issues.

Although restrictions may from time to time ease in certain jurisdictions, there is continued uncertainty regarding the duration, scope and severity of the COVID-19 pandemic, particularly with the emergence of new variants of COVID-19 and periodic spikes in COVID-19 cases in various geographic regions. In particular, the recent resurgence of the pandemic in the PRC, one of our most significant markets, after the government abandoned its zero-tolerance policy for COVID-19, may cause the reinstatement of restrictions across various jurisdictions and could adversely affect many industries in the PRC and globally. The pandemic in the PRC has resulted from time to time in widespread lockdowns in various areas of the country and has had, and may continue to have, a significant adverse effect on the PRC economy and, in turn, demand for our products.

The COVID-19 pandemic has also contributed to volatility in the financial markets and may increase the possibility of an extended global economic downturn and extended periods of high inflation, which could continue to affect demand for our products, demand for end products that incorporate our products and our ability to collect payments from our customers.

We are unable to accurately predict the impact that COVID-19 will continue to have on our business, results of operations, financial condition and prospects due to uncertainties, including the existence, severity and duration of future outbreaks and additional actions that may be taken by businesses and governmental authorities. Nevertheless, to the extent the COVID-19 pandemic or an unrelated epidemic, pandemic or other health crisis adversely affects our business, it may also have the effect of heightening many of the other risks described in these risk factors relating to our business and industry, such as those relating to demand for end products incorporating our products. The cumulative effects of these developments could have a material adverse effect on our business, results of operations, financial condition and prospects.

Failure to adequately fund our research and development efforts may materially impair our ability to compete effectively.

To remain competitive, we must continue to develop new products, applications and enhancements to our existing products and services, particularly as next-generation technology is adopted by market participants. Allocating and maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the evolving demands of the market is essential to our continued success, but our allocations may be inadequate or we may pursue research and development initiatives based on assumptions about future demand that prove to be incorrect. Our competitors may expend considerably greater resources to support their respective research and development programs than we do, which may give our competitors a competitive advantage.

Our ability to fund research and development expenditures depends on generating sufficient revenue and cash flow from operations and the availability of external financing, if necessary. Our research and development expenditures, together with other ongoing operating expenses, is a substantial drain on cash flow and may decrease cash balances, which may limit our ability to pursue other potentially attractive initiatives. On the other hand, if we allocate our resources to such other potentially attractive initiatives or pay dividends to our shareholders, our research and development efforts may be harmed or we may need to seek external financing in order to fund our efforts. If new competitors, technological advances by existing competitors, other competitive factors or market changes require us to invest significantly greater resources than anticipated in research and development efforts, total operating expenses would increase. If we are required to invest significantly greater resources than anticipated in research and development efforts without an associated increase in revenue, our operating results could decline.

Additionally, our processors often run software created by independent software vendors or through open-source communities. Each end market has its own ecosystem of software and tools providers, including from open-source communities. These ecosystems need to be supported by our engineers and resources, and by our customers, including, from time to time, through direct monetary investment. In some circumstances, we may also need to subsidize or fund our customers’ research and development efforts. Insufficient investment may result in the ecosystems and/or customers providing better support for end products not based on our products leading to systems companies not choosing chips based on our products, which would result in a reduction in our revenues.

The semiconductor industry relies on a limited number of manufacturers whose operations tend to be concentrated in certain geographic regions to manufacture chips and other products, and developments that adversely affect such regions could have a material adverse effect on our business, results of operations, financial condition and prospects.

The semiconductor industry relies on a limited number of companies to manufacture chips and related products. The chip manufacturing operations of these companies are concentrated in certain geographic regions, including Taiwan and other parts of East Asia, which makes us susceptible to adverse developments in these regions’ economic and political conditions, particularly to the extent that such developments create an unfavorable business environment that significantly affects our and our customers’ operations. These manufacturers or the geographic regions in which they operate may be impacted by events outside of our or their control, including, among other things, company-specific operational issues, trade conflicts and military action or terrorist activities and associated political instability, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. Although the governments of certain countries, including the U.S., have taken actions to make their countries more attractive for chip manufacturing operations, there can be no assurances that the current geographic concentration of chip manufacturing will be meaningfully changed in the near term or at all.

Any escalation in geopolitical tensions in Asia, particularly between the PRC and Taiwan, could significantly disrupt semiconductor chip manufacturing and interrupt the global semiconductor chip supply chain. A significant portion of the world’s semiconductor manufacturing is in Taiwan, and increased geopolitical tensions there could exacerbate supply chain disruptions. In addition, the war in Ukraine could lead to market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals, which are essential in semiconductor manufacturing.

New technologies, such as AI and ML, may use algorithms that are not suitable for a general purpose CPU, such as our processors, and the failure to successfully implement new technologies in our processors could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects.

New technologies, such as AI and ML, may use algorithms that are not suitable for a general purpose CPU, such as our processors. Consequently, our processors may become less important in a chip based on our products, thus eroding its value to the customer and resulting in lower revenue for us. If we are unable to develop and commercialize processors that are compatible with new technologies or competitors are successful in developing compatible technologies more quickly or efficiently than we can, our business, competitive position, results of operations, financial condition and prospects may be materially and adversely affected. In addition, the introduction of new technologies, such as AI and ML, into our processors may increase IP, cybersecurity, operational, data protection and technological risks and result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could materially and adversely affect our business. As a result of the complexity and rapid development of new technologies, it is not possible to predict all of the legal, operational or technological risks related to use of such technologies. Furthermore, new technologies, such as AI and ML, are the subject of evolving review by various governmental and regulatory bodies and agencies, and changes in laws, rules, directives and regulations governing the use of such technologies may adversely affect the ability of our business to develop and use such technologies.

We rely on our management team and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel could harm our business.

Our future success is substantially dependent on our ability to attract, integrate, retain and motivate our management team and other key personnel and we are particularly dependent on our senior management team, including Mr. Haas, our Chief Executive Officer, Mr. Child, our Chief Financial Officer, Mr. Collins, our Chief Legal Officer, Mr. Grisenthwaite, our Chief Architect, and other key employees. Competition for highly skilled personnel, and particularly engineers, can be intense. Other companies may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms or at all. We experience voluntary attrition on an ongoing basis, and we reduced overall headcount as part of a restructuring that was completed in June 2022 to address duplicative work functions and deprioritize certain initiatives within the Company. Circumstances may require a further reduction in the overall size of our organization, which may present challenges in managing and growing our business. If we lose the services of any of our senior management personnel, other key personnel or a significant number of our engineers or sales and marketing personnel, our development efforts or business relationships could be disrupted, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Our future success significantly depends on our ability to identify, attract, motivate and retain qualified engineers with the requisite educational background and industry experience. Competition for such qualified engineers is intense and the cost of attracting and retaining qualified employees may increase without a corresponding increase in the prices we charge our customers, which could materially and adversely affect our profitability. In certain geographic regions, there is also intense competition for sales and marketing personnel, which may adversely affect our ability to expand into new markets. Particularly, changes to the U.K.’s border and immigration policy could occur as a result of Brexit, potentially affecting our ability to recruit and retain employees from outside the U.K. If we are unsuccessful in attracting and retaining qualified personnel to fulfill our current or future needs, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Competitive pressures or market opportunities may necessitate reductions in our pricing or change our business terms or business model, which could materially and adversely affect our business, results of operations, financial condition and prospects.

In order to remain competitive in the highly competitive markets in which we do business, we may need to reduce the prices of our products or services or otherwise change the structure and terms of our customer relationships or our business model. If our competitors offer significant discounts on certain products in an effort to recapture or gain market share or to sell other software or hardware products, we may need to lower our prices or offer other favorable terms to compete successfully. Any such changes would likely reduce our profit margins and could have a material adverse effect on our business, results of operations, financial condition and prospects. Any substantial changes to our other commercial arrangements with our customers or our business model could cause revenues to decline or be delayed as our sales force implements and our customers adjust to the commercial arrangements or business model. Changes to our business model could also necessitate changes in our product mix, which could cause revenues or profitability to decline, particularly if such changes in our product mix result in an increased reliance on lower margin offerings. If we cannot offset price reductions with a corresponding increase in sales volume or by reducing our costs, then the reduced revenues resulting from lower prices could have a material adverse effect on our business, results of operations, financial condition and prospects.

Additionally, in the future, in response to market opportunities and pressures, we are likely to offer new products or services that may directly compete with the products and services of some of our customers or partners. This may create real or perceived competitive conflicts with companies that are important to our business, and as a result of such competition, such customers or partners may terminate or materially reduce their relationship with us.

If development tools, systems software, EDA tools and operating systems that are compatible with our products cease to be available or are inadequate to satisfy customer needs, then our business, results of operations, financial condition and prospects may be materially and adversely affected.

We believe that it is crucial for the market acceptance of our products to have available development tools, systems software, EDA software and operating systems that are compatible with our products. Although we currently work with other third-party partners to offer such tools and software compatible with our products, we cannot assure you that such tools and software are or will continue to be sufficient to support customers’ needs, that our existing partners will continue to offer such tools, software and operating systems compatible with our products, or that we will continue to attract additional tools, software and operating systems partners. If development tools, systems software, EDA tools and operating systems that are compatible with our products cease to be available or are inadequate to satisfy customer needs, then our business, results of operations, financial condition and prospects may be materially and adversely affected.

Participation in standards-setting organizations may subject us to IP licensing requirements or limitations that could adversely affect our business and prospects.

Our participation in standards-setting organizations or with other industry initiatives may require us to license our patents or products to companies that adopt industry-standard specifications. Depending on the rules of the organization, government regulations, or court decisions, we may be required to grant to all other participants licenses to our patents or products that are essential to the practice of those standards for little or no cost, or otherwise on RAND terms, which could limit our control over the use of these patents and products. If we fail to limit to whom we license our patents or products, or fail to limit the terms of any such licenses, we may be required to license our patents or other IP to others in the future, which could limit the effectiveness of our patents against competitors. In these situations, the royalty rates we charge could be limited for these products, and we may be unable to limit to whom we license such products or to restrict many terms of the license. As a result, we may be unable to enforce certain patents against others, our costs of enforcing our licenses or protecting our patents may increase, and the value of our IP rights may be impaired. We may in the future be subject to claims that our licensing of industry standard technologies may not conform to the requirements of the standards-setting organization. Allegations such as these could be asserted in private actions seeking monetary damages and injunctive relief, or in regulatory actions. Claimants in such cases could seek to restrict or change our licensing practices or our ability to license our products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

If our products do not conform to, or are not compatible with, existing or emerging industry standards, demand for our products may decrease.

We design certain of our products to conform to industry standards. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or by our third-party suppliers. In addition, existing standards may be superseded by new innovations or standards. Because our products often use a common architecture and our new architecture products often are based on legacy products, obsolescence of components or features of our products may have a more significant effect on our results of operations, financial condition and prospects than if our products were less interrelated. See “—Developing new products requires us to expend significant resources without assurances that we will generate revenue in the amounts we anticipate, on the expected timeline or at all.”

We use certain software governed by open-source licenses and we contribute to certain open-source projects, which under certain circumstances could materially adversely affect our business, results of operations, financial condition and prospects.

Certain of our software, as well as that of our customers, third-party partners and vendors, may be derived from “open-source” software that is generally made available to the public by its authors or other third parties. Open-source software is made available under licenses that impose certain obligations on us in the event we were to distribute derivative works of the open-source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of license we customarily use to protect our IP. In the event that the copyright holder of any open-source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public or stop distribution of that work if the license is terminated, which could adversely affect our business, results of operations, financial condition and prospects.

While we take steps to monitor the use of all open-source software in our products and try to ensure that no open-source software is used in such a way as to require us to disclose the source code to the related products when we do not wish to do so, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open-source software into software we license from such third party for our products, we could, under certain circumstances, be required to disclose the source code to our products. This could harm our IP position and have a material adverse effect on our business, results of operations, financial condition and prospects.

Further, although some open-source vendors provide warranty and support agreements, it is common for such software to be available “as-is” with no warranty, indemnity or support. Some of our products use open-source libraries that could contain vulnerabilities, and these may be discovered at any time. These vulnerabilities are often disclosed publicly without forewarning to the users of the software. Accordingly, our products may contain vulnerabilities originating from open-source software without our knowledge, and we may not have the opportunity to address such vulnerabilities before they are disclosed to the public. Although we monitor our use of open-source software to avoid subjecting our products to unintended conditions or vulnerabilities, such use, under certain circumstances, could materially adversely affect our business, results of operations, financial condition, prospects and reputation, including if we are required to take remedial action that may divert resources away from our development efforts.

Finally, from time to time we contribute software source code to open-source projects under open-source licenses. Any source code we contribute to open-source projects is publicly available. As such, our ability to protect our IP rights with respect to such software source code may be limited or lost entirely, and we may be unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and could harm our IP position and have a material adverse effect on our business, results of operations, financial condition and prospects.

It may be difficult for us to verify customer data, including royalty amounts owed to us under our licensing agreements, and this may cause us to lose revenues.

We seek to ensure that our customers adhere to the terms of our license agreements, including their obligation to provide certain data to us. We perform various procedures to assess customer data related to royalties for reasonableness, and our license agreements generally include rights for us to audit the books and records of our customers to verify certain types of customer data. However, audits can be expensive and time-consuming, and even after conducting an audit, it may still be challenging for us to verify the accuracy of information contained in customer royalty reports, or a customer could potentially object to the results of such audit. We can provide no assurances that our procedures to assess customer data and any audits that we undertake to verify the accuracy of our customers data will be successful. As a result, we may not always receive complete or accurate information (financial or otherwise) from our customers or obtain all royalty payments to which we are legally entitled, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Changes in our business model could have a material adverse effect on our business, results of operations, financial condition and prospects.

We have in the past made and may in the future make changes to our business model. We can provide no assurances that customers will accept these changes, which could result in lower revenues, particularly in the period immediately following the initial introduction of a new business model. In such case, we may not realize the anticipated financial benefits of such changes in the amounts we anticipate, on the expected timeline or at all. For example, we recently introduced new approaches to licensing certain of our products to our customers. As a result of introducing a relatively small annual fee under one new licensing model, for example, the payment by customers of fees under this new licensing model will be collected based on the negotiated annual fee leading to a deferral of upfront license fees that we have historically received under a TLA. This deferral of such licensing fees is expected to continue to have an adverse effect on our licensing revenue in the short term.

In addition, increases in the number or value of licenses signed in the future may not materialize in the same way or at all under a new business model and, therefore, licensing revenue and royalty revenue may be lower than expected. Further, the use of a new business model may have unexpected consequences for our company, including making our products less attractive to current and prospective customers, which could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects.

If we are engaged to design custom chips for one or more customers, we could be subject to a variety of risks, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In the future, we may be engaged to supply custom chip designs for certain existing customers and other third parties, including affiliates of SoftBank Group, across a variety of use cases and end markets. To the extent that we were in fact engaged to design custom chips for one or more customers, we would expect to partner with third parties, which may include affiliates of SoftBank Group, for technical expertise, financial support or other purposes to supplement our existing resources. Accordingly, we may need to rely on third parties over which we would exercise little or no control. In such circumstances, we could provide no assurances that any third parties with which we worked to design custom chips would dedicate the resources, or have the requisite technical or other capabilities, necessary to achieve our and our customers’ chip design expectations.

In addition, we can provide no assurances that customers would engage us to supply custom chip designs or, even if one or more customers were to engage us, that we would be successful in designing chips for our customers’ intended use cases. Customizing our chip designs for one or more customers may necessitate substantial investments in technology and human capital, and it could take several years for us to realize any associated benefits, if ever. This may reduce our cash available for operations and other uses, which could hurt our ability to grow our business. In addition, any efforts to design custom chips may require substantial time and attention from our executives, engineers and other employees, which could distract them from operating our business, and divert attention and resources away from our core business.

Furthermore, any decision to design custom chips for customers may create real or perceived competitive conflicts with companies that are important to our business, and as a result of such competition, such companies might terminate or materially reduce their relationship with us, particularly if we agreed to design chips exclusively for certain customers. If our relationships with existing customers deteriorated or terminated as a result of any opportunistic expansion into custom chip designs, our business, results of operations and prospects could be materially and adversely affected.

We may be unable to make acquisitions and investments, or successfully integrate them into our business, and we may be unable to divest businesses on acceptable terms or at all.

As part of our business strategy, we consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets, joint ventures and strategic investments that complement our business. We may be unable to identify or complete prospective transactions for many reasons, including increasing competition from other potential acquirers or investors, the effects of consolidation in our industries or potentially high valuations of acquisition or investment candidates. Certain agreements to which we are subject from time to time may also contractually restrict our ability to make acquisitions and investments in some circumstances. In addition, applicable antitrust, national security (including with respect to the U.K. National Security and Investment Act 2021 or the Committee on Foreign Investment in the United States) or other laws or regulations may limit our ability to acquire, invest in or integrate targets, or may force us to divest an acquired business or impose restrictions on an investment. If we are unable to identify suitable targets or complete or successfully integrate acquisitions, our growth prospects may suffer, and we may not be able to realize sufficient scale and technological advantages to compete effectively in all markets. Acquisitions involve numerous risks, any of which could negatively affect our business, results of operations, financial condition and prospects, including with respect to timing or delays, diversion of financial and management resources from existing operations or alternative acquisition opportunities, subsequent litigation, retention of key employees or business partners, and theft of information disclosed during the transaction. If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments to realize anticipated benefits or synergies, our business, results of operations, financial condition and prospects could be adversely affected.

In addition, we have in the past divested and reduced, and may in the future divest or reduce, our investment in certain businesses or product lines from time to time. Such divestitures involve risks, such as the difficulty of identifying and separating out specific assets within a business, distracting employees, incurring potential loss of revenue and cash flow, negatively impacting margins, and potentially disrupting customer and employee relationships. We may also incur significant costs associated with exit or disposal activities, related impairment charges, or both.

There may be risks associated with organic growth or growth from strategic investments or acquisitions we make, and we may fail to effectively manage our growth.

We could experience rapid growth in our headcount and operations through acquisitions, strategic investments and organic growth. This growth can place significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new technologies, businesses and personnel into our existing business may require us to expand our operational and financial infrastructure and to address the retention, attraction, training, motivation and management of employees across a broader geographical and operational footprint. Such growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel, implement systems, policies, benefits and compliance programs across different jurisdictions, maintain our culture and maintain customer and brand satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our products and services could suffer, which could negatively affect our brand, operating results and overall business. The failure to effectively manage the growth of our strategic investments could also cause the value of such investments to decline. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Our financial statements include significant amounts of goodwill and other intangible assets. The impairment of a significant portion of these assets would adversely affect our reported results of operations and financial position.

The goodwill and other intangible assets recognized in our financial statements represented 23.6% and 2.0%, respectively, of our total assets as of March 31, 2023 (25.1% and 3.1%, respectively, as of March 31, 2022). Within other intangible assets, our principal assets are our patents and licenses (6.5% of total other intangible assets as of March 31, 2023) and software or software assets under construction (90.6% of total other intangible assets as of March 31, 2023). Any further acquisitions may result in our recognition of additional goodwill or other intangible assets. We evaluate on a regular basis whether all or a portion of our goodwill and other intangible assets may be impaired. Under current accounting rules, any determination that impairment has occurred would require us to record an impairment charge, which would negatively affect our results of operations.

We recognized impairments for the fiscal year ended March 31, 2022 in relation to specific historically acquired or developed products that were no longer being licensed, and we have also recognized impairments in the past.

In addition, we capitalize and amortize the qualifying costs of internally developed software for its operating platforms and related back-office systems over the estimated useful lives of these intangible assets (generally between three and five years). If projects fail to deliver anticipated results in line with our estimates and assumptions, then we may be required to write-down the intangible asset costs, which could adversely affect our financial condition, results of operations and the trading price of our securities.

An impairment or write-down of a significant portion of goodwill, other intangible assets or capitalized development costs could have a material adverse effect on our reported results of operations and our financial position.

Our financial and operational flexibility may be restricted by covenants contained in loan agreements we may enter into in the future, and we may be unable to comply with the restrictions and financial and operational covenants imposed by such agreements.

We do not currently have any debt, but we may incur debt in the future. Future creditors may subject us to certain restrictions on our business and future financing activities as well as certain financial and operational covenants. Such restrictions and covenants may prevent us from taking actions that otherwise might be deemed to be in the best interest of us and holders of our ADSs. Debt service obligations may require us in the future to dedicate a substantial portion of our cash flows from operations to payments of principal and interest on our interest-bearing debt, which could limit our ability to obtain additional financing, make capital expenditures and acquisitions and carry out other general corporate activities in the future. Any such obligations may also limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or detract from our ability to successfully withstand a downturn in our business or the economy in general.

Failure to obtain, maintain, protect, defend or enforce our IP rights could impair our ability to protect our proprietary products and our brand, and the costs of obtaining, maintaining, protecting, defending and enforcing such IP rights, particularly as a result of litigation, may adversely and materially affect our results of operations.

Our success and ability to compete depend significantly on protecting our IP rights. We primarily rely on patent, copyright, trade secret and trademark laws, trade secret protection and contractual protections, such as confidentiality, invention assignment and license agreements with our employees, customers, third-party partners and others, to protect our IP rights. The steps we take to protect our IP rights may be inadequate. We also may not be able to obtain desired patents, and our pending (of which we currently have approximately 2,700) or future patent applications, whether or not being currently challenged, may not result in the issuance of patents with the scope of protection we seek, including in jurisdictions of strategic importance and, if issued, may not provide any meaningful protection or competitive advantage. The scope of our patent protections may be adversely affected by changes in legal precedent and patent office interpretation of these precedents. Further, patents directed to particular subject matter associated with our business (e.g., CPU architecture) may be difficult to obtain and enforce in many jurisdictions and there may also be limits on recovery for damages in those jurisdictions. Any of our existing patents, and any future patents, may be challenged, narrowed, invalidated or circumvented. Further, we may be unsuccessful in executing adequate invention assignment agreements with all employees, contractors or other third parties involved in the development of our IP portfolio. In certain jurisdictions, rights to IP developed by our employees or contractors or other third parties may not automatically vest in us, and our employees or contractors or other third parties may claim ownership in IP that we believe is owned by us. We may also be required to spend significant resources to establish, monitor and protect our IP rights, particularly as we expand our operations globally.

Our exposure to different legal jurisdictions also may impact our ability to exercise our contractual and other rights around IP in such jurisdictions, in particular in countries whose laws regarding the protection of IP are less rigorous or more difficult to enforce than in the U.K., the U.S. and the European Union. In jurisdictions where effective IP protection is unavailable or limited, our IP rights may be vulnerable to unauthorized disclosure, infringement, misappropriation or other violation by employees, third-party partners, suppliers, customers and other entities or individuals, even though our customers and partners are contractually restricted from using our IP outside of the agreed-upon licensing arrangements. Policing unauthorized use of our IP is difficult and expensive, and we may not be able, or may lack the resources, to prevent infringement, misappropriation or other violation of our IP rights, including increased difficulty as a foreign entity in certain international locations, particularly outside the U.K., the U.S. and the European Union. In addition, our ability to monitor and control theft, misappropriation or infringement is uncertain, particularly in countries outside of the U.K., the U.S. and the European Union, as the laws of some countries do not provide the same level of protection of our proprietary and confidential information as do the laws of the U.K., the U.S. and the European Union. Moreover, because we deliver our products to our customers in a source form, we have limited ability to trace the source of misappropriation of our IP and there are limited technological barriers (e.g., remote authorization requirements) we can put in place to protect our products from use by unauthorized parties. Additionally, theft of our IP or proprietary business information (including our trade secrets) could require substantial expenditures and resources to remedy. If we, our employees or our third-party partners, consultants, contractors, vendors or service providers were to suffer an attack or breach, for example, that results in the unauthorized access to, or use, theft, disclosure, misappropriation or sale of, our IP by any unauthorized third parties, we may have to notify consumers, partners or governmental authorities, and may be subject to investigations, civil penalties, administrative and enforcement actions and litigation, any of which could be costly and distracting or otherwise harm our business and reputation.

We may be unable to successfully obtain, maintain, protect and enforce our IP rights (including defending against counterfeit, knock-off, grey-market, infringing or otherwise unauthorized goods). Specifically, third parties may distribute, license and sell counterfeit or grey-market versions of our products, which may be inferior or pose safety risks and could confuse consumers or customers, which could cause them to refrain from purchasing our brands in the future or otherwise damage our reputation. The presence of counterfeit versions of our products and technology in the market could also dilute the value of our brands, force us and our customers to compete with heavily discounted products and technology, cause us to be in breach of contract (including license agreements), impact our compliance with distribution and competition laws in jurisdictions including the U.K., the U.S., the European Union and the PRC, or otherwise have a negative impact on our reputation and business, prospects, financial condition or results of operations. Further, we may not be able to detect all violations of our IP rights and, even if we do become aware of any such violations, we may not be able to adequately enforce our IP rights in certain domestic and foreign jurisdictions. If we are unable to successfully navigate the relevant legal and regulatory environment and/or enforce our IP rights and/or contractual rights in relevant jurisdictions, our business, results of operations, financial condition and prospects could be materially and adversely impacted.

Litigation may be necessary in the future to enforce our patents and other IP rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement, misappropriation or invalidity. Any such litigation, whether or not determined in our favor or settled by us, could be costly and would divert the efforts and attention of our management and technical personnel from normal business operations, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, our efforts to enforce our IP rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our IP rights. In addition, counterparties in litigation may have greater resources that they can dedicate to litigation-related matters than we can. Moreover, litigation against current or former customers and partners may adversely impact existing relationships. Accordingly, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our IP rights. See also “—We may be sued by third parties for alleged infringement, misappropriation or other violation of their IP rights or proprietary rights and our defense against these claims can be costly.”

In any potential dispute involving our patents or other IP, our licensees or the customers of our licensees could also become the target of litigation and we may be bound to indemnify such parties under the terms of our license agreements. Although our indemnification obligations are generally subject to a maximum amount, such obligations could nevertheless result in substantial expenses to us. See “Business—Legal Proceedings.” In addition to the time and expense required for us to indemnify our licensees or the customers of our licensees, such parties’ development, marketing and sales of chips and end products utilizing our products could be severely disrupted or discontinued as a result of litigation, which, in turn, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Moreover, the semiconductor industry is generally subject to high turnover of employees, so the risk of trade secret misappropriation may be amplified. If any of our trade secrets are subject to unauthorized disclosure or are otherwise misappropriated by third parties, our competitive position may be materially and adversely affected.

Any adverse determinations in litigation could result in the loss of our IP rights or proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our products, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. Our failure to obtain, maintain, protect, defend and enforce our IP rights could have a material adverse effect on our brand or our business, results of operations, financial condition and prospects. Furthermore, because our products are often based on a common architecture and our new products are often based on legacy products, adverse events related to our IP may have a more significant impact on us than if our products were less related.

We may be sued by third parties for alleged infringement, misappropriation or other violation of their IP rights or proprietary rights and our defense against these claims can be costly.

We have in the past been and may in the future be subject to claims by third parties alleging our infringement, misappropriation or other violation of third-party IP rights, including patent rights, or misuse of third-party confidential information. Under our customer agreements, we agree in some cases to indemnify our customers if a third party files a claim in court or another venue asserting that our products infringe such third party’s IP rights. Although we do not agree to indemnify our customers’ end customers, such end customers may be subject to infringement claims and may initiate claims against us as a result. Claims alleging infringement, misappropriation or other violation of third-party IP rights can result in costly and time-consuming litigation (regardless of their validity or merit), require us to enter into royalty or licensing arrangements, subject us to damages or injunctions restricting the sale of our products, result in the invalidation of a patent or family of patents, require us to refund license fees to our customers or to forgo future payments or require us to redesign or rebrand certain of our products, any one of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition to the time and expense required for us to satisfy our support and indemnification obligations to our customers and partners, any litigation could severely disrupt or shut down the business of our customers and partners, which in turn could damage our relations with them and have a material adverse effect on our business, reputation, results of operations, financial condition and prospects.

We are currently involved in pending litigation.

From time to time, we are involved in various legal, administrative and regulatory proceedings, claims, demands and investigations relating to our business, which may include claims with respect to commercial, product liability, IP, cybersecurity, privacy, data protection, antitrust, breach of contract, labor and employment, whistleblower, mergers and acquisitions and other matters. We are involved in pending litigation, including, but not limited to, a lawsuit with Qualcomm Inc. and Qualcomm Technologies, Inc. (together “Qualcomm”) and Nuvia, Inc. (“Nuvia”). In addition, our products are involved in pending litigation to which we are not a party. We cannot provide you any assurances regarding how any such litigation will be resolved, what benefits we will obtain or what losses we might incur.

On August 31, 2022, we sued Qualcomm and Nuvia in the U.S. District Court for the District of Delaware, on the basis that Qualcomm and Nuvia: (i) breached the termination provisions of Nuvia’s Architecture License Agreement (the “Nuvia ALA”) with us by failing to destroy technology Nuvia developed under the Nuvia ALA, which we terminated in March 2022 based on Nuvia’s failure to obtain our consent to the assignment of the Nuvia ALA to Qualcomm; and (ii) will infringe our trademarks when Qualcomm uses them in connection with the Nuvia technology subject to destruction under the Nuvia ALA. Our complaint seeks, among other things, specific performance of the Nuvia ALA termination provisions to require Qualcomm and Nuvia to stop using and to destroy the relevant Nuvia technology and to stop their improper use of our trademarks with their related products. We also seek declaratory judgment, injunctive relief and damages relating to Qualcomm’s and Nuvia’s breach of contract and infringement of our trademarks in connection with the relevant Nuvia technology. Qualcomm has responded and brought a counterclaim against us seeking a declaratory judgment that after Qualcomm’s acquisition of Nuvia, Qualcomm’s proposed products are fully licensed from us under its separate license agreements with us and that it has complied with its contractual obligations to us and Nuvia did not breach the Nuvia ALA. We and Qualcomm can amend our respective claims to seek additional or different relief as the proceedings progress. We can provide no assurances regarding the outcome of the litigation or how the litigation will affect our relationship with Qualcomm, which is currently a major customer of ours and accounted for 11% of our total revenue for the fiscal year ended March 31, 2023. This case is currently in the discovery phase, with trial set for September 2024, and will likely require significant legal expenditures going forward. It may also require substantial time and attention from our executives or employees, which could distract them from operating our business. In addition, our involvement in such litigation could cause us to incur significant reputational damage in the industry, in our relationship with Qualcomm or in our relationship with other third-party partners.

These matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses and lead to attempts on the part of other parties to pursue similar claims. Allegations made in the course of regulatory or legal proceedings may also harm our reputation, regardless of whether there is merit to such claims. Furthermore, because litigation and the outcome of regulatory proceedings are inherently unpredictable, our business, results of operations, financial condition and prospects could be materially adversely affected by an unfavorable resolution of one or more of these proceedings, claims, demands or investigations.

Errors, defects, bugs or security vulnerabilities in or associated with our products could expose us to liability and damage our brand and reputation, which could harm our competitive position and result in a loss of market share.

Our products have in the past and could have a substantial technical flaw or an undetected design error, which could result in unanticipated costs. Our products are used in billions of consumer and enterprise products across a wide range of industries, and many of these products are depended on by individuals and businesses. The discovery of any design defect, fault or bug associated with our products, as well as any ensuing litigation or claims for indemnification could adversely affect our reputation and our relationships with partners, thereby having a material adverse effect on our business, results of operations, financial condition and prospects. Any such defects, faults or bugs could cause us to lose customers, increase our service costs, subject us to liability for damages or divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations, financial condition and prospects. The ramifications of a design defect, fault, or bug may be further exacerbated by the fact that many of our products are based on a common architecture and our new architecture products often are based on legacy products. Accordingly, a design defect, fault, or bug may affect multiple end products that are based on the same products, thereby potentially exposing us to additional liability and requiring additional resources to remedy the error.

In addition, our software could contain errors, defects or bugs, especially when first introduced or when new versions are released. Product errors, including those resulting from third-party suppliers and open-source vendors, could affect the performance or interoperability of our products, could delay the development or release of new products or new versions of products and could adversely affect market acceptance or perception of the quality and attractiveness of our products. Any such errors or delays in releasing new products or new versions of products, or allegations of unsatisfactory performance, could cause us to lose customers, increase our service costs, subject us to liability for damages or divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations, financial condition and prospects.

Security vulnerabilities may be identified in our products, and it is possible that vulnerabilities may not be mitigated before they become known. Publicity related to any such security vulnerabilities, whether accurate or inaccurate, and any attempted or successful exploitation of such vulnerabilities, may cause increased third-party attempts to identify additional security vulnerabilities or could result in litigation, indemnification or other regulatory actions or inquiries, which could harm our brand and have an adverse effect on our business and results of operations and financial performance.

Additionally, our products are used, and may be used in the future, in a variety of safety critical systems and equipment, including, but not limited to, autonomous vehicles, robotics, drones and medical equipment. Faults, security vulnerabilities or errors in such systems can result in harm to individuals, including loss of life. Any such fault, security vulnerability, or errors that may be attributed to our products, regardless of merit, could result in litigation, indemnification obligations or regulatory actions or inquiries, which could harm our brand and have a material adverse effect on our business, results of operations and financial performance.

Actual or perceived security vulnerabilities in our information technology systems, including cyberattacks, security breaches or other similar incidents with respect to our or our third-party partners’ information technology systems, or any unauthorized access to our data or our third-party partners’ and our customers’ data, could harm our reputation, business and operating results.

We collect, store and otherwise process certain personal, confidential and proprietary information in the operation of our business, including trade secrets, employee data and other sensitive data. Further, our third-party partners and customers regularly provide us with highly sensitive information, including details about their future product plans and roadmaps. Any unauthorized access to or disclosure of this information, whether inadvertent, malicious or as the result of a cyberattack, security breach or other similar incident, could have a material adverse effect on our third-party partners and customers, which may in turn result in significant damage to our reputation, business and operating results.

Cyberattacks, including, but not limited to, ransomware events, computer viruses or other malware, phishing attacks, denial of service attacks, illegal hacking and credential stuffing, or other malicious attempts to compromise and/or interrupt the operation of information technology systems continue to increase in frequency, magnitude and sophistication. These increasing threats are being driven by a variety of sources, including nation-state sponsored espionage and hacking activities, industrial espionage, organized crime, sophisticated organizations and hacking by groups and individuals. These sources can also implement social engineering techniques to induce our third-party partners, users, employees or customers to disclose passwords or other sensitive information or take other actions to gain access to our or our third-party partners’ data or our users’ data. Techniques used to obtain unauthorized access to, or to sabotage, systems or networks are constantly evolving and may not be recognized until launched against a target. Therefore, we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventive measures, and we may face delays in our detection or remediation of, or other responses to, such cyberattacks, security breaches and other similar incidents. Geopolitical instability, such as the war between Russia and Ukraine, may increase the likelihood that we or our third-party partners and customers could experience direct or collateral consequences from cyber conflicts between nation-states or other politically motivated actors targeting critical technology infrastructure. As we increase our customer base and our brand becomes more widely known and recognized, and as our products are used in more heavily regulated industries where there may be a greater concentration of sensitive and protected data, such as healthcare, government, life sciences and financial services, we and our third-party partners may become more of a target for these malicious third parties.

Cyberattacks, security breaches or other similar incidents with respect to our information technology systems or those of our third-party partners could result in unauthorized access to, or misappropriation, disclosure, modification, misuse, loss, destruction or theft of, personal, confidential and proprietary information belonging to us or our employees, third-party partners, customers or suppliers, or cause a significant disruptive effect on our services, which could result in us, our third-party partners or our customers suffering significant financial or reputational damage and potential third-party legal action. If our security measures are, or are believed to be, inadequate or breached as a result of third-party action, employee negligence, error or malfeasance, fraud, product defects, accidental technological failure, social engineering techniques, improper user configuration or otherwise, and this results in, or is believed to result in, actual disruption of the confidentiality, integrity or availability of our data or our third-party partners’ and customers’ data, or otherwise causes a significant disruptive effect on our services, we could incur significant liability to various parties, including our third-party partners and customers, and to individuals or organizations whose information is being stored by us, our third-party partners or our customers. Further, such information and data being stored in foreign jurisdictions, could lead to us being required to disclose or provide access to data or IP to a foreign government pursuant to national security or other laws of such foreign jurisdiction. Any perceived or actual violation of security, data protection and/or reporting obligations under relevant privacy and data protection laws, regulations, rules, standards and other obligations could also result in regulatory inquiries, investigations and enforcement actions, fines and/or legal action. We incur significant costs in an effort to detect and prevent cyberattacks, security breaches and other similar incidents, and we may face increased costs and be required to expend substantial resources in the event of an actual or perceived cyberattack, security breach or other similar incident. While we and our third-party partners and customers have experienced cyberattacks, including attempts to breach our information technology systems, and may experience cyberattacks in the future, as of the date of this prospectus, there have been no material breaches of our information technology systems. We can provide no assurances that we will not experience material breaches of our information technology systems in the future or that our third-party partners and customers will not experience breaches of their information technology systems in the future that are material to us.

Additionally, our vendors or service providers may suffer, or be perceived to suffer, cyberattacks, security breaches or other similar incidents that may compromise data stored or processed for us, which may also give rise to any of the foregoing. Our ability to monitor our vendors’ and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, or misuse, disclosure, loss, acquisition, modification, unavailability, destruction or other processing of, our and our customers’ data. If our vendors or service providers suffer cyberattacks, security breaches or other incidents, we may be unable to perform essential functions to operate our business. Moreover, to the extent any of our IP is compromised as a result of a security breach and we are not promptly made aware of such breach, we may incorporate compromised IP in our products, thereby making our products vulnerable to future cyberattacks, security breaches or other similar incidents.

We cannot ensure that any limitations of liability in our agreements with customers, third-party partners, service providers and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a cyberattack, security breach or other similar incident. Additionally, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim. Any of the foregoing may cause our business to suffer and our reputation or competitive position to be damaged, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Any failure, interruption, disruption, damage or outage with respect to our information technology systems, including or due to an inability to operate our disaster recovery plans to adequately mitigate the effects of such, could adversely affect our reputation, operations and financial condition.

Our business depends on the efficient and uninterrupted operation of our computer and communications software and hardware systems and other information technology. If such information technology systems were to fail for any reason or if we were to experience any unscheduled downtimes, even for only a short period, our reputation, operations and financial results could be adversely affected. Our information technology systems could be damaged or interrupted by earthquakes, fire, floods, hurricanes, power loss, telecommunications failure, break-ins, acts of vandalism or similar events. In addition, our information technology systems could be damaged or interrupted as a result of potential cyberattacks, such as ransomware events, malware, phishing attacks, insider threats, viruses, or any other malicious attempts to compromise and/or interrupt the operation of our information technology systems, or security breaches and other similar incidents. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target, and we may not be able to implement adequate preventative measures.

The formal disaster recovery plans we have in place may not be successful in preventing delays or other complications that could arise from information technology systems failure and, if they are not successful, our business interruption insurance may not adequately compensate us for all losses that may occur and have a material adverse effect on our business, results of operations, financial condition and prospects.

Claims may be made for which we do not have adequate insurance, which could have a material adverse effect on our results of operations, cash flows and financial condition.

In recent years, the insurance industry has faced unprecedented and escalating global events compounded by international economic uncertainty. As a result of these and other pressures, many insurers have withdrawn from certain market sectors and certain available insurance has become costly to procure, renew or maintain. We currently have global insurance policies, including coverage for the following significant risks (all of which are subject to certain important scope limitations, exceptions and company/deductible arrangements): property damage, business interruption, employee liability, public and products liability, directors’ and officers’ liability, and cybersecurity and technology-related losses. We do not insure against claims concerning patent litigation or other IP infringement claims and potential related indemnification obligations, because we are of the view that any limited coverage that could be obtained would be prohibitively expensive. Our business, results of operations, financial condition and prospects could be materially adversely affected by the occurrence of a catastrophic event, to the extent that any resulting loss or claim was not covered under the terms of our then existing insurance policies.

Foreign exchange fluctuations could have a material adverse effect on our business, results of operations, financial condition and prospects.

Although a substantial majority of our revenues, as well as a significant proportion of our assets and liabilities, are denominated in U.S. dollars, certain of our costs are denominated in British pounds sterling and a number of other currencies, such as the euro and Indian rupee. Consequently, our results of operations have been, and are likely to continue to be, affected by changes in the relative value of the various currencies in which our revenues, costs, assets and liabilities are denominated, and especially the U.S. dollar to British pound sterling exchange rate, as well as the exchange rates to the euro and Indian rupee, may have a material impact on our reported results of operations and financial condition. To manage our exposure, we may engage in the use of financial derivatives or currency hedging transactions, although such activities may not cover all of our exposure, may be costly and may also expose us to counterparty risk. Despite hedging and other mitigating techniques implemented by us, fluctuations in exchange rates have in the past and may in the future have a material adverse effect on our business, results of operations, financial condition and prospects.

We could suffer significant damage to our brand and reputation, which could harm our competitive position, results of operations and prospects.

Our brand and reputation are critical factors in our relationships with customers, employees, governments, suppliers, and other stakeholders. Our failure to address, or the appearance of our failure to address, issues that give rise to reputational risk, including those described throughout this “Risk Factors” section, could significantly harm our brand and reputation. Our reputation can be impacted by catastrophic events, incidents involving unethical behavior or misconduct, product quality, security, or safety issues, allegations of legal noncompliance, internal control failures, corporate governance issues, data breaches, workplace safety incidents, environmental issues, the use of our products for illegal or objectionable applications, including AI and ML or military applications that present ethical, regulatory, or other issues, marketing practices, media statements, the conduct of our suppliers or representatives, and other issues, incidents, or statements that, whether actual or perceived, result in adverse publicity. To the extent we fail to respond quickly and effectively to address corporate crises and other threats to our brand and reputation, the ensuing negative public reaction could significantly harm our brand and reputation, which could result in loss of trust from our customers, third-party partners and employees and could lead to an increase in litigation claims and asserted damages or subject us to regulatory actions or restrictions.

In addition, our brand and reputation may be damaged by the actions of third parties that are imputed to us. For example, although Arm China operates independently of us, Arm China uses our trademarks in its marketing and branding. To the extent that Arm China’s actions are imputed to us due to Arm China’s use of our trademarks, our own brand and reputation may suffer significant damage.

Damage to our brand and reputation could reduce demand for our products and adversely affect our business, operating environment and the trading price of our securities. Damage to our reputation may also make us less attractive to current and prospective employees relative to our competitors, particularly given the intensely competitive market for highly skilled employees. Moreover, repairing our brand and reputation may be difficult, time-consuming, and expensive. The heightened competitive pressures could result in a loss of customers or a reduction in revenues or revenue growth rates, all of which could adversely affect our business, results of operations, financial condition and prospects.

Increasing scrutiny and evolving expectations from customers, partners, regulators, investors, and other stakeholders with respect to our environmental, social and governance (“ESG”) practices may impose additional costs on us, expose us to new or additional risks, or harm our reputation.

Companies are facing increasing scrutiny from customers, partners, regulators, investors, and other stakeholders related to ESG practices and disclosure, including environmental stewardship, social responsibility, diversity and inclusion, racial justice and workplace conduct. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment toward us, which could have a negative impact on the trading price of our securities and our access to and costs of capital. Increased ESG-related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and the trading price of our securities. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

We have established corporate social responsibility programs aligned with sound ESG principles. These programs reflect our current initiatives and are not guarantees that we will be able to achieve them. Our ability to successfully execute these initiatives and accurately report our progress presents numerous operational, financial, legal, reputational and other risks, many of which are outside our control, and all of which could have a material negative impact on our business. Additionally, the implementation of these initiatives imposes additional costs on us. If our ESG initiatives fail to satisfy investors, customers, partners and our other stakeholders, our reputation, our ability to license our products to customers, our ability to attract or retain employees, and our attractiveness as an investment, business partner or acquirer could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfil our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation. See “Business—Environmental, Social and Governance” for additional information regarding our corporate social responsibility programs.

We have identified a material weakness in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls. If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

We will be required, pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), to furnish a report from management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F that is filed with the SEC (subject to any change in applicable SEC rules). We also expect, assuming that we will become a large accelerated filer, that our auditors will be required to express an opinion on the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 20-F. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The material weakness identified for the fiscal years ended March 31, 2022 and 2021 relates to information technology general controls over information systems that are necessary for preparation of our financial statements, specifically (i) insufficient controls over user access rights and segregation of duties within our information systems, (ii) insufficient controls over change management of our information systems and (iii) insufficient controls over monitoring of batch processes. To address the material weakness, in the fiscal year ended March 31, 2023, we developed and began a remediation plan that includes the following activities: (i) improving controls over access rights management, including reviews of current access rights, user roles and access management procedures, (ii) the removal of excessive access rights to ensure that we adequately restrict user access to our financial applications to appropriate company personnel, (iii) expanding change management control procedures for our information systems, and (iv) engaging external experts to support the evaluation, testing and enhancement of our internal controls relating to our information technology systems. We will not be able to fully remediate this material weakness until these steps have been completed and have been operating effectively for a sufficient period of time. The actions that we are taking are subject to ongoing review by our executive management and will be subject to the oversight of our audit committee. Although we intend to complete this remediation process as quickly as practicable, we provide no assurances with respect to the timeline for implementing effective remedial measures, and our initiatives may not prove to be successful in remediating the material weakness or preventing additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. The costs of the remediation efforts to date have not been material, and we do not currently anticipate any material cash requirements in connection with future remediation efforts.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing and enhancing our internal controls and procedures and hiring additional accounting or internal audit staff. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, if we are required to make restatements of our financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

Risks Relating to Government Regulation and Legal Compliance

Our international operations expose us to risks in international jurisdictions and we may be negatively impacted by export restrictions and trade barriers.

Our headquarters are in the U.K., and we currently also have operations in various jurisdictions around the world, including the U.S., the PRC, India, Canada, South Africa and Europe. We may in the future expand our operations either within these jurisdictions or to new jurisdictions. Risks associated with these international operations include exposure to political, economic and financial conditions and expected and unexpected changes in legal and regulatory environments. We may, from time to time, enter into strategic partnerships, joint ventures or similar business relationships with entities in foreign jurisdictions, including governmental or quasi-governmental entities, pursuant to which we may be required to license or transfer certain of our IP rights to such entities. Such relationships could expose us to increased risks inherent in such activities, such as protection of our IP, economic and political risks, and contractual enforcement issues. In addition, we could face potentially adverse tax consequences from our international expansion, changes in our international operations or changes in tax laws in any of the multiple jurisdictions in which we operate. Managing operations in multiple jurisdictions also places further strain on management’s time and our ability to manage overall growth. These risks could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to governmental export and import requirements that could subject us to liability or restrict our ability to license our products. If the U.S. Department of Commerce were to broaden U.S. export restrictions on foreign-origin items, whether through changes to the level of de minimis U.S.-origin content that would make a non-U.S.-made product subject to the U.S. Export Administration Regulations (“EAR”), known as the de minimis rule, or through changes to the foreign direct product rules under the EAR, these expanded restrictions would subject more of our products to U.S. export controls and impose export restrictions on the licensing and delivery of impacted items to certain customers and trading partners. Furthermore, if the U.S. Government implemented expanded economic sanctions on specific countries or regions, that could impact our portfolio. For instance, the U.S. has published significant changes to export sanctions regulations with respect to Russia and the PRC, and we anticipate additional changes to such regulations in the future. In October 2022, the U.S. Government implemented export controls on advanced computing chips, computer commodities that contain such chips, and certain semiconductor manufacturing items, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-uses. The new controls expand the scope of items subject to license requirements for certain entities on the U.S. Government’s Entity List (as defined below). As a result, our freedom to license our products to designated countries or entities could be reduced, and our commercial relationships could be further harmed by limiting the ability of certain of our customers and partners from freely shipping chips and end products incorporating certain of our products. For instance, given U.S. and U.K. trade and national security policies regarding exports of technology with potential military uses, it is unlikely that we would be able to obtain a U.S. or U.K. export license for certain high performance compute cores in the Neoverse series processor family. This and any similar limitations could also reduce our revenues and cause significant uncertainty in our products roadmap, which could have an adverse effect on our business, results of operations, financial condition and prospects.

In addition, if other countries, particularly the U.K., were to adopt export control rules similar to the U.S., or make existing rules more onerous, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, trade relations between countries where we do business or where our customers have end customers has recently been volatile. For example, the U.S. Government has imposed export sanctions on certain trading partners and entities which impact the cross-border transfer of technology and software products and announced new licensing requirements which impact exports of some of our customer’s ICs and certain related items. These measures may increase costs and/or reduce distribution in key markets. This in turn could require us to increase prices to our customers which may reduce demand, or, if we are unable to increase prices to adequately address any restrictions, it could result in lower margins on products sold or fewer products sold, which would reduce royalties. Changes in U.S. trade policy have resulted in, and could result in more, U.S. trading partners adopting responsive trade policies, including imposition of increased tariffs, quotas or duties, or imposition of technology or financial sanctions or controls, making it more difficult or costly for us to export our products to those countries. The implementation of a border tax, tariff or higher customs duties on products of our customers or their end customers manufactured outside of the U.S. or components that our customers or their end customers import into the U.S., or any potential corresponding actions by other countries in which our customers or their end customers do business, could negatively impact our financial performance and/or ability to protect our IP. Such developments could also result in a decrease in the demand for or injunctions on the products of our customers or their end customers, which would reduce our royalties and have an adverse effect on our revenues and profitability and thereby on or business, results of operations, financial condition and prospects. See “—Risks Relating to Our Business and Industry—Our concentration of revenue from the PRC market makes us particularly susceptible to economic and political risks affecting the PRC, which could be exacerbated by tensions between (on the one hand) the U.S. or the U.K. and (on the other hand) the PRC with respect to trade and national security.”

Failure to comply with, and changes in, governmental laws and regulations could harm our business.

Our business is subject to regulation by various governmental agencies, including, but not limited to, such agencies in the U.K., the European Union, the U.S. and the PRC. These laws and regulations affect our activities in areas including, but not limited to, labor, telecommunications, IP ownership and infringement, tax, economic sanctions, import and export requirements and controls, anti-corruption, national security and foreign investment, foreign exchange controls and cash repatriation restrictions, privacy and data protection (such as the European Union General Data Protection Regulation (“GDPR”), the U.K. General Data Protection Regulation (“U.K. GDPR”), and the California Consumer Privacy Act as amended by the California Privacy Rights Act (collectively, “CCPA”)), security and cybersecurity, and anti-competition, environmental, health and safety, financial reporting and the certification requirements associated with public sector contracts. These laws, regulations and orders are complex, may change frequently and with limited notice, and many have become more stringent and have intensified over time, especially in light of continuing tensions between the U.S. and the PRC and sanctions on Russia and individual Russians as a result of the ongoing war in Ukraine.

The Retained EU Law (Revocation and Reform) Act 2023, enacted on June 29, 2023 has the effect that certain rights derived from European Union law will by default (that is, absent the exercise of a regulation-making power to restate or reproduce such rights in U.K. domestic law) cease to be recognized after December 31, 2023. As a result, rights derived from European Union law would cease to restrict the application of the rules providing for the 1.5% U.K. stamp duty or SDRT charge which may impact on the issue or transfer of our ordinary shares to, or appropriation of our ordinary shares by, a depositary receipt system (such as that operated by the depositary) or a clearance service (such as that operated by DTC). The extent to which rights derived from European Union law will be restated or reproduced in U.K. domestic law before that date is currently unclear. Any divergence between U.K. law and European Union law (as a result of the Retained EU Law (Revocation and Reform) Act 2023) may increase the burden of our associated compliance costs.

Compliance with these laws, regulations and similar requirements may be onerous, expensive and time consuming. Laws and regulations are often inconsistent from jurisdiction to jurisdiction, further increasing the cost and complexity of compliance. We have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies and procedures. In addition, inadequate systems and processes have in the past and could in the future result in non-compliance with applicable laws and regulations (and this can be particularly challenging in complex areas such as licensing and export controls). We may be required to incur significant expense to remedy violations of these laws and regulations.

In addition, if our customers fail to comply with these regulations, we may be required to suspend sales to these customers, which could damage our reputation and negatively impact our results of operations. For example, the Bureau of Industry and Security (“BIS”), of the U.S. Department of Commerce, maintains and frequently updates the “Entity List,” which limits our ability to deliver products and services to these entities, some of which are our customers. On May 16, 2019, the BIS added Huawei Technologies Co., Ltd. and certain of its affiliated entities to BIS’s Entity List, which imposes limitations on the supply of certain U.S. items and product support to Huawei and certain of its affiliated entities. Huawei remains on the Entity List, and in the absence of a license from BIS, we may be unable to work with Huawei and certain of its affiliated entities on certain U.S. items and technology, which may have a negative effect on our ability to sell those U.S. items and technology in the future. Anticipated or actual changes in trade restrictions could also affect customer purchasing behaviors.

Non-compliance with applicable laws, regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, financial condition and prospects could be materially adversely affected and our reputation and brand could be damaged. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

Actual or perceived failures to satisfy data protection, security, privacy or other laws, regulations, rules, standards and other government- and industry-specific obligations could adversely affect our business, results of operations, financial condition and reputation.

Privacy and data protection has become a significant issue in the U.K., the U.S., the European Union and in many other jurisdictions where we operate and where the chips and end products incorporating our products are offered. The regulatory framework for privacy and data protection issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future, which could expose us to further regulatory burdens. Many government bodies and agencies, including in the U.K., the European Union and the U.S., have adopted or are considering adopting or modifying laws and regulations addressing privacy and data protection, including the collection, storage, transfer, use and other processing of personal information. In some cases, privacy and data protection laws, regulations and rules impose obligations directly on us as both a data controller and a data processor (or the equivalents thereof), as well as on many of our customers. Certain jurisdictions have also enacted data localization laws mandating that certain types of data collected in a particular country be stored and/or processed primarily within that country. Laws, regulations and rules relating to privacy and data protection continue to evolve in various jurisdictions, with existing laws, regulations and rules subject to new and differing interpretations and new laws, regulations and rules being proposed and adopted. It is possible that our practices may be deemed not to comply with those privacy and data protection legal requirements that apply to us now or in the future.

In the European Union and in the U.K., we are subject to the GDPR and the U.K. GDPR, respectively, which impose stringent obligations regarding the collection, control, use, sharing, disclosure and other processing of personal data. Failure to comply with the GDPR or the U.K. GDPR can result in significant fines and other liability, including fines of up to €20 million (or £17.5 million under the U.K. GDPR) or 4% of annual global revenue, whichever is greater. European data protection authorities have already imposed fines for GDPR violations up to, in some cases, hundreds of millions of euros. While the U.K. GDPR currently imposes substantially the same obligations as the GDPR, the U.K. GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the U.K. government), which creates a risk of divergent parallel regimes and related uncertainty. For example, in 2021, the European Commission announced an adequacy decision concluding that the U.K. ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the European Economic Area (“EEA”) to the U.K. This adequacy determination will automatically expire in June 2025 unless the European Commission renews or extends it and may be modified or revoked in the interim. We cannot predict how the U.K. GDPR and other U.K. privacy and data protection laws, regulations or rules may develop, including as compared to the GDPR, nor can we predict the effects of divergent laws and related guidance. Moreover, the U.K. government has publicly announced plans to reform the U.K. GDPR in ways that, if formalized, are likely to create a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected business.

In addition, ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal information from the EEA to outside the EEA (including the U.S.) could result in further limitations on the ability to transfer data across borders, particularly if governments are unable or unwilling to reach new agreements that support cross-border data transfers. While the European Commission adopted on July 10, 2023 an adequacy decision for the EU-U.S. Data Privacy Framework, enabling U.S. companies who certify to the EU-U.S. Data Privacy Framework to rely on it as a valid data transfer mechanism, such adequacy decision is likely to face challenge at the Court of Justice of the European Union. While the EU-U.S. Data Privacy Framework does not apply to the U.K., the U.K. and U.S. governments announced on June 8, 2023 a commitment in principle to establish a data bridge for the U.K. Extension to the EU-U.S. Data Privacy Framework, to facilitate transfers of personal data from the U.K. to the U.S.

Further, our business may be affected by laws, regulations, rules and standards aimed at regulating the use of personal information for marketing purposes, the tracking of the online activities of individuals and the regulation of machine-to-machine communications. For example, the European Union’s proposed ePrivacy Regulation, which is still being negotiated, may impose burdensome requirements around obtaining consent and impose fines for violations that are materially higher than those imposed under the European Union’s current ePrivacy Directive and related EU member state legislation. Compliance with these laws, regulations, rules and standards may limit the effectiveness of our marketing activities and subject us to liabilities.

In the U.S., we are subject to various federal, state and local privacy and data protection laws, rules, and regulations governing the collection, sharing, use, retention, disclosure, security, transfer, storage and other processing of personal information. For example, at the state level, we are subject to the CCPA, which broadly defines personal information and gives California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The CCPA provides for severe civil penalties and statutory damages for violations and a private right of action for certain data breaches that result in the loss of unencrypted personal information. Numerous other states also have enacted, or are in the process of enacting or considering, comprehensive state-level privacy and data protection laws, rules and regulations that share similarities with the CCPA, with at least four such laws (in Virginia, Colorado, Connecticut and Utah) having taken effect, or scheduled to take effect, in 2023. Additionally, laws in all 50 U.S. states require businesses to provide notice to residents whose personal information has been disclosed as a result of a data breach. Moreover, there is discussion in Congress of a new comprehensive federal privacy and data protection law to which we would become subject if it is enacted.

Moreover, we make public statements about our collection, use, disclosure and other processing of personal information through our privacy policies and information on our website. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about privacy and data protection can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our privacy and data protection practices, even if unfounded, could damage our reputation and adversely affect our business.

Although we monitor the regulatory environment and have invested in addressing new developments, we may be required to make additional changes to our services and business practices to enable us and our customers to comply with applicable laws, regulations, rules, standards and other obligations. Evolving regulatory and legal obligations may also increase our potential liability exposure through higher potential penalties for non-compliance. Laws, regulations, rules, standards and other obligations relating to privacy and data protection are subject to differing interpretations and may be inconsistent among jurisdictions, thereby making compliance with such obligations challenging. Revising our services and business practices to comply with these requirements could reduce demand for our services, require us to take on more onerous obligations in our contracts, or restrict our ability to store, transfer and otherwise process data or, in some cases, impact our ability or our customers’ ability to offer our services in certain locations, to deploy our products, to reach current and prospective customers, or to derive insights from customer data globally.

We cannot assure you that any third-party partners with access to our employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches or attempts thereof, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy and data protection laws, regulations, rules, standards and other obligations, which could in turn adversely affect our business, results of operations and financial condition. We cannot assure you that our contractual measures and our own privacy and data protection-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Increasing use of social media could also give rise to liability, breaches of data security or reputational damage.

Our failure or perceived failure to comply with any applicable privacy or data protection laws, regulations, rules, standards or other obligations could result in increased costs for our products, monetary penalties, damage to our reputation, government and regulatory inquiries, investigations and enforcement actions, fines or legal action. Additionally, if our customers, third-party partners, vendors or developers violate applicable laws, regulations, rules or standards, or our policies or other privacy or security-related obligations, such violations may also put the information of our customers, suppliers, third-party partners or employees at risk and could in turn have an adverse effect on our business.

Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding privacy and data protection and may cause our customers or their customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to anti-corruption laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to the U.K. Bribery Act 2010 (the “Bribery Act”), the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other applicable anti-corruption laws in countries where we do business and may do business in the future. These anti-corruption laws generally prohibit us, our officers, our employees, affiliates, agents and intermediaries from offering or paying bribes, requesting or accepting bribes, or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We have operations in countries considered high risk for corruption, such as China and India, agreements and collaborations with third parties, interactions with government officials, and other business activities that could expose us to corruption risk. While we have compliance safeguards in place, it is possible that these safeguards prove insufficient, or that our employees, intermediaries, or other third-party business partners may engage in activities that subject us to liability under the Bribery Act, FCPA, or other anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. If we further expand our operations internationally, we will need to dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA, or other legal requirements. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions. Any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or trade control laws by U.K., U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

We are subject to risks related to government contracts and related procurement regulations.

A small portion of our revenue is derived from contracts with governmental entities, governmental subcontractors and public universities. Our contracts with such entities, including in the U.K., the European Union and the U.S., are subject to various regulations and other requirements relating to their formation, administration and performance. We may be subject to audits and investigations relating to government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of the contract, payment of fines or suspension or debarment from future government business. If we were to lose a significant number of government contracts, it would have an adverse impact on our results of operations.

Our employees, independent contractors, consultants and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, consultants and vendors. Misconduct by these partners could include intentional failures to comply with laws, standards, regulations, guidance or codes of conduct, provide accurate information to regulatory authorities, comply with manufacturing standards, report financial information or data accurately or disclose unauthorized activities to us. We may also be exposed to risks in connection with any insider trading violations by employees or others affiliated with us. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance or codes of conduct. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations and prospects, including the imposition of significant fines or other sanctions and damage to our reputation.

Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer

We will be a “controlled company” within the meaning of the Nasdaq corporate governance rules and, as a result, be eligible to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.

Immediately after the completion of this offering, SoftBank Group is expected to beneficially own approximately 90.6% of our outstanding ordinary shares (or 89.9% if the underwriters exercise in full their option to purchase additional ADSs from the selling shareholder) and thus a majority of the total voting power of our ordinary shares. As a result of SoftBank Group’s ownership, after the completion of this offering, we will be a “controlled company” under the Nasdaq corporate governance standards.

Because we will qualify to be treated as a controlled company, we will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of the Board of Directors consists of independent directors, the requirement that a majority of the independent directors select or recommend its director nominees, the requirement that the remuneration committee be responsible for determining or recommending the compensation of executive officers other than our Chief Executive Officer and the requirement that its remuneration committee be composed entirely of independent directors. Since we have elected to use certain of the controlled company exemptions, holders of our ADSs will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements.

As long as SoftBank Group controls us and/or is entitled to certain rights under the Shareholder Governance Agreement, other holders of our ordinary shares and ADSs will have limited ability to influence matters requiring shareholder approval or the composition of our Board of Directors.

Immediately after the completion of this offering, SoftBank Group is expected to beneficially own approximately 90.6% of our total issued and outstanding share capital (or 89.9% if the underwriters exercise in full their option to purchase additional ADSs from the selling shareholder). As a result, for so long as SoftBank Group and its controlled affiliates hold shares representing a majority of the votes entitled to be cast by the holders of our outstanding ordinary shares at a shareholder meeting, SoftBank Group will generally have the ability to control the outcome of any matter submitted for the vote of our shareholders, except in certain limited circumstances as set forth in the Articles and the Companies Act.

In addition, so long as SoftBank Group and its controlled affiliates hold ordinary shares representing at least a majority of the votes entitled to be cast by the holders of our ordinary shares at a shareholder meeting, SoftBank Group will have the ability to control the election of all of the members of our Board of Directors. The directors elected by SoftBank Group will have the authority to make important decisions regarding our business, including decisions affecting our capital structure, such as the issuance of equity, the incurrence of indebtedness, the implementation of stock repurchase programs and the declaration of dividends.

Pursuant to the shareholder governance agreement we will enter into with SoftBank Group upon the completion of this offering (the “Shareholder Governance Agreement”), SoftBank Group will have the right to designate a number of candidates for election to our Board of Directors depending on its and its controlled affiliates’ level of ownership of our outstanding ordinary shares. SoftBank Group’s designation rights will range from the ability to designate seven candidates so long as they own more than 70% of our outstanding ordinary shares down to the ability to designate one candidate so long as they own more than 5% of our outstanding ordinary shares. Additionally, effective upon completion of this offering and for so long as SoftBank Group and its controlled affiliates own more than 70% of our outstanding ordinary shares, SoftBank Group will have the right to increase the size of our Board of Directors to nine directors and appoint a director, who need not be independent, to the board to fill the newly created vacancy. If such right is exercised, SoftBank Group will have the right to nominate up to eight candidates for election to our Board of Directors for as long as it and its controlled affiliates hold more than 70% of our outstanding ordinary shares. The Shareholder Governance Agreement also gives SoftBank Group certain rights with respect to committees of our Board of Directors, approvals of related party transactions, pre-emptive rights, registration rights, information and other rights, consultation rights and a consent right, among others, including during periods in which SoftBank Group beneficially owns less than a majority of our outstanding ordinary shares. Accordingly, SoftBank Group will maintain significant control over our corporate and business activities until such rights terminate. See “Related Party Transactions—Transactions with SoftBank Group—Shareholder Governance Agreement—Rights Relating to Our Board of Directors.”

SoftBank Group’s interests may conflict with our own interests and those of holders of our ADSs.

The interests of SoftBank Group may not coincide with our own interests or the interests of holders of our ADSs. Because SoftBank Group will generally have the ability, subject to limitations in the Articles and the Companies Act, to control all matters submitted to our shareholders for approval, including the election of all of the members of our Board of Directors, and will have certain enhanced rights pursuant to the Shareholder Governance Agreement, other shareholders will have limited ability to influence corporate matters. As a result, SoftBank Group may cause us to take corporate actions, including engaging in transactions with SoftBank Group or affiliates of SoftBank Group, that members of our management or other shareholders do not view as beneficial, or that provide SoftBank Group with benefits at our expense. Such actions could have a material and adverse effect on our business, results of operations and the trading price of our ADSs.

From time to time we have, and in the future we expect to, advise SoftBank Group with respect to certain of its proposed investments or acquisitions in, or commercial arrangements or strategic partnerships with, businesses in or adjacent to our industry. For example, we are a party to a consulting agreement with SoftBank Group pursuant to which we provide to SoftBank Group and its affiliates certain technical consultancy and advisory services relating to potential transactions, strategic partnerships, commercial arrangements or other arrangements involving SoftBank Group or its affiliates. See “Related Party Transactions—Transactions with SoftBank Group—Consulting Agreement.” Our efforts to advise SoftBank Group may require substantial time and attention from our executives, engineers and other employees, which could divert attention and resources away from our business. We can provide no assurances that SoftBank Group will not acquire, invest in or partner with businesses that compete with us, and we will have no control over SoftBank Group’s acquisition, investment or strategic partnership activities, including any investments in, acquisitions of or strategic partnerships with businesses that compete with us or our customers, or any other actions that SoftBank Group may take to compete with us or our customers. Any SoftBank Group investments in, or acquisitions of, or strategic partnerships with, businesses that compete with us or our customers could have a material adverse effect on us and our relationships with affected customers and cause those customers to seek alternatives to our products and invest in the ecosystems of our competitors like RISC-V, which could have a material adverse effect on our business, results of operations, reputation, financial condition and/or prospects. In connection with the performance of services under the consulting agreement or otherwise, we may enter into strategic partnerships, licensing agreements or other commercial arrangements involving businesses or other assets owned by SoftBank Group or its affiliates, business or assets in which SoftBank Group or its affiliates have a controlling interest, or businesses with which SoftBank Group or its affiliates have a commercial arrangement or partnership. In addition, although we are not actively pursuing any investments in, or acquisitions of any such businesses, we may in the future pursue acquisitions of or investments in entities affiliated with SoftBank Group or with whom SoftBank Group or its affiliates have a commercial relationship.

Disputes may arise between us and SoftBank Group or its affiliates in a number of areas, including relating to arrangements with third parties that are exclusionary to us or SoftBank Group or its affiliates and business opportunities that may be attractive to both us and SoftBank Group or its affiliates. Furthermore, disputes may arise between us and SoftBank Group or its affiliates with respect to Arm China. As of the date hereof, approximately 48% of the equity interest in Arm China is owned by Acetone Limited, which SoftBank Group controls and in which we own a 10% non-voting interest (representing an approximate 4.8% indirect interest). We may not be able to resolve any potential conflicts with SoftBank Group and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party, which could have an adverse effect on our business, results of operations and the trading price of our ADSs. In addition, any disputes between us and SoftBank Group could distract our management.

In addition, some of our directors and officers currently, and in the future may, directly or indirectly own equity interests in SoftBank Group, and Mr. Son is also the Chairman and Chief Executive Officer of SoftBank Group and Mr. Haas is a director of SoftBank Group. In addition, Mr. Haas is party to an agreement pursuant to which he provides certain advisory and consulting services to SoftBank Group. Ownership of such equity interests by our directors and officers and the presence of Messrs. Son and Haas, as the chair of our Board of Directors and our Chief Executive Officer and a director, respectively, could create, or appear to create, conflicts of interest with respect to matters involving both us and any one of them, or involving us and SoftBank Group. Provisions of the Articles address corporate opportunities that are presented to our directors that are also directors or officers of SoftBank Group. We cannot assure you that the Articles will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are directors of both us and SoftBank Group. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.

Moreover, under the terms of the Shareholder Governance Agreement to be entered into with SoftBank Group upon the completion of this offering, SoftBank Group has a contractual pre-emptive right. Specifically, under the terms of the Shareholder Governance Agreement, if we propose to allot or issue any ordinary or preferred shares or options, warrants or other securities convertible into or exercisable for ordinary or preferred shares (including ADSs) (other than: (i) pursuant to an offer made to all ordinary shareholders on the same terms; or (ii) in connection with any incentive plan or share scheme otherwise approved by SoftBank Group to the extent such approval is required under the Shareholder Governance Agreement), SoftBank Group will be entitled (but will not be obligated) to purchase up to an amount of the securities we propose to allot or issue such that it can maintain its proportional legal and economic interests in our share capital prior to such allotment or issuance. As a result, while other holders of our ADSs would risk suffering a reduction in percentage ownership in connection with a new issuance of securities by us, SoftBank Group and its controlled affiliates will have the opportunity to avoid a reduction in their legal and economic interests. See “Related Party Transactions—Transactions with SoftBank Group—Shareholder Governance Agreement—Pre-emptive Rights.”

Furthermore, regardless of the performance of our own business, SoftBank Group’s business, results of operations and the trading price of SoftBank Group’s securities or other matters affecting SoftBank Group or actions that SoftBank Group may take may adversely affect the trading price of our ADSs. In addition, SoftBank Group is not restricted from competing with us or otherwise taking for itself or its other affiliates certain corporate opportunities that may be attractive to us.

SoftBank Group’s ability to control all matters submitted to our shareholders may have the effect of delaying, preventing or deterring a change of control, which could deprive holders of our ADSs of an opportunity to receive a premium for their ADSs as part of a change of control, and might ultimately affect the fair market value of our ADSs.

SoftBank Group has engaged, and may in the future engage, in financing transactions whereby our shares are pledged as security.

SoftBank Group has engaged, and may from time to time engage, in financing transactions involving our shares (including ADSs representing our shares), such as loans whereby our shares are pledged as security. We may be unable to influence the timing or terms of financing transactions by SoftBank Group involving our securities. For example, certain subsidiaries of SoftBank Group are parties to a term loan facility described further under “Certain Relationships and Related Party Transactions” pursuant to which we have certain obligations. SoftBank Group has informed us that (i) it intends to repay the term loan facility prior to, or substantially concurrently with, the pricing of this offering, and (ii) at the time of such repayment, our springing guarantee and indemnity will be terminated. The repayment of the term loan facility and the release of our obligations thereunder is a condition to the closing of this offering. If SoftBank Group does not repay this facility, this offering will not close.

In addition, certain subsidiaries of SoftBank Group have entered into a margin loan facility, with certain of the underwriters or their affiliates being agents and/or lenders (which include Barclays Capital Inc., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, MUFG Securities Americas Inc., Natixis Securities Americas LLC, Santander US Capital Markets LLC and SMBC Nikko Securities America, Inc. or their affiliates), to be secured by our outstanding ordinary shares and to be funded following, or substantially concurrently with, the closing of this offering, but in any event after the Existing SoftBank Group Facility is repaid (the “New SoftBank Group Facility”). We have no material obligations with respect to the New SoftBank Group Facility. The New SoftBank Group Facility will initially be secured by a pledge of 769,029,000 of our ordinary shares representing a 75.01% equity interest in us (before giving effect to the issuance of ordinary shares issuable upon the completion of this offering in connection with the vesting of RSUs and Executive Awards) pursuant to certain exceptions to the lock-up agreements. See “Ordinary Shares and ADSs Eligible for Future Sale—Lock-up Agreements.” We face various risks in connection with such transactions. The New SoftBank Group Facility contains, and such other financing transactions may contain, provisions that, subject to their terms, require prepayment if certain events or circumstances occur, including certain change of control transactions or in the event the trading price of our ADSs declines below certain thresholds. From time to time, subject to certain requirements under the terms of the New SoftBank Group Facility and any other such financing transactions, SoftBank Group or the relevant subsidiary of SoftBank Group, as applicable, may consider it advisable to sell shares in order to finance the prepayment or repayment of such financings, which number of shares may, individually or in the aggregate, be significant. In addition, in connection with the New SoftBank Group Facility and any other such financings, if the price of our ADSs declines to certain levels, absent a repayment of the applicable financing, SoftBank Group may be required to provide additional collateral. For instance, the New SoftBank Group Facility could be subject to a “margin call” by the providers of the facility if, among other events, the loan-to-value (LTV) exceeds a certain threshold. In the event of such a margin call, the relevant subsidiary of SoftBank Group would need to deposit additional funds with the providers of the facility and may decide to sell some of the pledged shares to provide such funds. In the case of non-payment at maturity or another event of default, the providers of the New SoftBank Group Facility and any other such financing may, in addition to other remedies, exercise their rights to foreclose on and sell or cause the sale of our shares that may be pledged as collateral. The foreclosure on our shares that are initially pledged as collateral for the New SoftBank Group Facility could cause a change of control of us and if such shares are sold, such sales could cause the trading price of our ADSs to decline. Sales of our securities in connection with the New SoftBank Group Facility and any other such financing transactions, whether by SoftBank Group or upon enforcement against collateral, could have a material and adverse effect on our business, results of operations, access to equity capital and the trading price of our ADSs.

If SoftBank Group sells a controlling equity interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on your ADSs and we may become subject to the control of a currently unknown third party.

For so long as the U.K. City Code on Takeovers and Mergers (the “Takeover Code”) does not apply to us, SoftBank Group will have the ability, should it choose to do so, to sell some or all of its shares in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of us. The ability of SoftBank Group to privately sell its shares, with no requirement for a concurrent offer to be made to acquire all of the ADSs that will be publicly traded following the completion of this offering, could prevent you from realizing any change-of-control premium on your ADSs that may otherwise accrue to SoftBank Group on its private sale of shares. In addition, if SoftBank Group privately sells its controlling equity interest or if a lender forecloses on a controlling interest pledged by SoftBank Group, including in connection with enforcement under the New SoftBank Group Facility, we may become subject to the control of a currently unknown third party. The interests of this third party may not be the same as, or may conflict with, the interests of our other shareholders. Furthermore, if SoftBank Group sells a controlling equity interest in our company to a third party or a lender forecloses on a pledged controlling equity interest in our company, our future indebtedness may be subject to acceleration, and our other commercial agreements and relationships, including any remaining agreements with SoftBank Group, could be impacted. The occurrence of any of these events could adversely affect our business, results of operations, financial condition and prospects.

SoftBank Group’s ability to control our Board of Directors may make it difficult for us to recruit independent directors.

For so long as SoftBank Group and its controlled affiliates hold our ordinary shares representing at least a majority of the votes entitled to be cast by the holders of our ordinary shares at a shareholder meeting, SoftBank Group will be able to elect all of the members of our Board of Directors. Additionally, pursuant to the Shareholder Governance Agreement, SoftBank Group will have the right to designate a number of candidates for election to our Board of Directors depending on its and its affiliates’ level of ownership of our outstanding ordinary shares. SoftBank Group’s designation rights will range from the ability to designate seven candidates so long as they own more than 70% of our outstanding ordinary shares (or up to eight if SoftBank Group exercises the right granted to it to increase the size of our Board of Directors and appoint an additional non-independent director to fill the resulting vacancy) down to the ability to designate one candidate so long as they own more than 5% of our outstanding ordinary shares. The Shareholder Governance Agreement also provides SoftBank Group with proportional rights to representation on the committees of our Board of Directors, subject to applicable restrictions. See “Related Party Transactions—Transactions with SoftBank Group—Shareholder Governance Agreement—Rights Relating to Our Board of Directors.” Under these circumstances, qualified and experienced persons who might otherwise accept an invitation to join our Board of Directors may decline, which means that we would not be able to benefit from their qualifications and expertise in service as members of our Board of Directors.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.

We are a “foreign private issuer,” as defined in the SEC rules and regulations, and, consequently, we are not subject to all the disclosure requirements applicable to companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended March 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.

While we are a foreign private issuer, we may opt out of certain Nasdaq corporate governance rules applicable to public companies organized in the U.S.

We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to domestic issuers listed on Nasdaq, which may provide less protection to our shareholders than what is accorded to investors under the Nasdaq rules applicable to domestic issuers.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

•	disclose within four business days of any determination to grant a waiver of the Code of Conduct to directors and officers;

•	obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

•	give the audit committee review and oversight responsibilities over all “related party transactions”;

•	hold regularly scheduled meetings of only the independent directors at least twice a year;

•	solicit proxies and provide proxy statements for all meetings of shareholders; and

•	provide in the company’s bylaws or articles of association that a quorum for the shareholders’ meeting consists of at least 33 1/3% of the outstanding shares of the company’s voting common shares.

In accordance with Nasdaq listing rules, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq-listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional requirements applicable to Nasdaq-listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer, subject to certain phase-in requirements permitted by Rule 10A-3 of the Exchange Act. See “Management and Executive Remuneration—Foreign Private Issuer Exemption.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are required to test our foreign private issuer status at the end of our second fiscal quarter in each fiscal year after the completion of this offering. If we were no longer a foreign private issuer, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of April 1, 2025. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by nonresidents of the U.S. or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the U.S. and (iii) our business must be administered principally outside the U.S. If SoftBank Group or its affiliates do not continue to hold a majority of our ordinary shares, we would likely fail to maintain our status as foreign private issuer. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act and by the Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections. The principal differences include the following:

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under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

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under English law, certain matters require the approval of not less than 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or on a poll of shareholders, by shareholders representing not less than 75% of the ordinary shares voting (in person or by proxy)), including amendments to the Articles. This may make it more difficult for us to complete corporate actions deemed advisable by our Board of Directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

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in the U.K., takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares and ADSs. If acceptances are not received for 90% or more of the ordinary shares and ADSs under the offer, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares/ADSs would likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority in number of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting and representing 75% in value of the ordinary shares (including those represented by ADSs) voting at the meeting for approval;

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under English law and the Articles, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and

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under the Articles, the quorum requirement for a shareholder meeting is a minimum of one shareholder present in person or by proxy (or, if a corporation, by representative). Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

On September 1, 2023, the Company re-registered as a public limited company with the name Arm Holdings plc. English law provides that, subject to certain exceptions (including the allotment, or the grant of rights to subscribe for or convert any security into shares, in pursuance of an employees’ share scheme), a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting. We have obtained authority from our shareholders to allot 1,025,234,000 additional shares ending August 25, 2028, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or for any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash, except that such rights do not apply to the allotment of equity securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights ending August 25, 2028, which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or for any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association.”

Under current law, transfers of ordinary shares outside the ADR program and the redeposit of ordinary shares into the ADR program will generally be subject to U.K. stamp duty or stamp duty reserve tax and the law may change to cover other transactions, including transactions in ADSs, which would increase the cost of dealing in ordinary shares or ADSs.

On completion of this offering, it is anticipated that the ADSs will be transferred to a nominee for The Depository Trust Company (“DTC”) and corresponding book-entry interests credited in the facilities of DTC. On the basis of current law and HM Revenue & Customs (“HMRC”) practice, no charges to U.K. stamp duty or stamp duty reserve tax (“SDRT”) are expected to arise on either the transfer of ADSs into DTC’s facilities or on subsequent transfers of book-entry interests in ADSs entirely within DTC’s facilities. Similarly, on the basis of current law and HMRC practice, a transfer of title in the ADSs from within the DTC clearance system to a purchaser out of the DTC clearance system and any subsequent transfers that occur entirely outside the DTC clearance system should not attract a charge to U.K. stamp duty or SDRT.

If you choose to withdraw the ordinary shares underlying your ADSs (in accordance with the deposit agreement, applicable laws and regulations) from the depositary, U.K. stamp duty and SDRT will not generally be chargeable on any such withdrawal in your favor, but will generally be chargeable on any subsequent transfers of the ordinary shares or redeposits of the ordinary shares into the ADR program (at the rates specified below). Therefore, you are strongly encouraged to hold your ADSs (representing ordinary shares) in book-entry form through the facilities of DTC.

In connection with the completion of this offering, we expect to put in place arrangements to require that ordinary shares held in certificated form or otherwise outside the depositary system cannot be represented by ADSs within the DTC clearance system until the transferor of the ordinary shares has first delivered the ordinary shares to a depositary specified by us so that any U.K. stamp duty (or SDRT) may be collected in connection with the delivery to the depositary. Any such ADSs in respect of those ordinary shares so deposited may be evidenced by a receipt issued by the depositary. Before the transfer can be registered in the books of the depositary for the ADSs to be issued, the transferor will also be required to put funds in the depositary to settle any resultant liability to stamp duty (or SDRT), which will be charged at a rate of 1.5% of the value of the ADSs. We have received confirmation from HMRC that, in respect of the transactions contemplated by, and put in place as part of, this offering, no charge to U.K. stamp duty or SDRT should arise.

We cannot assure you that the current legislation and/or HMRC guidance will not change. In particular, certain rights derived from European Union law currently recognized in U.K. domestic law will cease to be so following December 31, 2023 as a result of the Retained EU Law (Revocation and Reform) Act 2023, absent the exercise of a regulation-making power to restate or reproduce specific rights in U.K. domestic law. Rights derived from European Union law, of this type, would therefore cease to restrict the application of the rules providing for the 1.5% U.K. stamp duty or SDRT charge. There has been no indication that these European Union law rights will be restated or reproduced in U.K. domestic law before December 31, 2023. Accordingly, future issues or transfers of our ordinary shares to, or appropriations of our ordinary shares by, depositary receipt systems after December 31, 2023 may be subject to 1.5% U.K. stamp duty or SDRT. The HMRC confirmation referred to above does not extend to such future transactions.

It is also possible that, for example, in the future, a transfer of title in the ADSs from within the DTC clearance system to a purchaser out of the DTC clearance system and/or any subsequent transfers of ADSs that occur entirely outside (or inside) the DTC clearance system, will attract a charge to U.K. stamp duty or SDRT. Any such U.K. stamp duty or SDRT will be chargeable at a rate of 0.5% (or potentially 1.5% in certain circumstances) of any consideration, which is normally payable by the transferee. Any such duty must be paid (and the relevant transfer document, if any, stamped by HMRC) before the transfer can be registered in the books of the depositary and, if relevant, ADSs issued to a nominee for DTC and corresponding book-entry interests credited in the facilities of DTC.

For further information about the U.K. stamp duty and SDRT implications of holding ADSs and withdrawing ordinary shares under current law, please see the section titled “Material Tax Considerations—U.K. Taxation” of this prospectus.

The Articles will provide that, unless the Company by ordinary resolution consents to the selection of an alternative forum, the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. District Court for the Northern District of California will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

The Articles will provide that, unless the Company by ordinary resolution consents to the selection of an alternative forum, the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, and that the U.S. District Court for the Northern District of California will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act, including applicable claims arising out of this offering. In addition, the Articles will provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in the Articles. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find either choice of forum provision contained in the Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. The courts of England and Wales and the U.S. District Court for the Northern District of California may also reach different judgments or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgments may be more or less favorable to us than our shareholders.

Shareholder protections found in provisions under the Takeover Code will not apply if our place of central management and control remains outside the U.K.

The Takeover Code applies to all offers for companies which have their registered office in the U.K., the Channel Islands or the Isle of Man if any of their equity share capital or other transferable securities carrying voting rights are admitted to trading on a U.K. regulated market or a U.K. multilateral trading facility or on any stock exchange in the Channel Islands or the Isle of Man.

The Takeover Code also applies to all offers for public companies which have their registered office in the U.K., the Channel Islands or the Isle of Man if they are considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have their place of central management and control in the U.K., the Channel Islands or the Isle of Man. This is known as the “residency test.” In determining whether the residency test is satisfied, the Takeover Panel has regard primarily to whether a majority of a company’s directors are resident in these jurisdictions.

Although our registered office is in the U.K., the Takeover Code does not currently apply to us because our shares are not admitted to trading on a regulated market or multilateral trading facility in the U.K. or any stock exchange in the Channel Islands or the Isle of Man, and the Takeover Panel has confirmed to us that, on the basis of the current residency of our directors as at the date of this prospectus, we will not have our place of central management and control in the U.K., the Channel Islands or the Isle of Man.

As a result, our shareholders are not currently entitled to the benefit of certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids and, therefore, holders of ADSs will not benefit from these protections.

In the event that this changes, or if the interpretation and application of the Takeover Code by the Takeover Panel changes (including changes to the way in which the Takeover Panel assesses the application of the Takeover Code to English companies whose shares are listed outside of the U.K., the Channel Islands or the Isle of Man), the Takeover Code may apply to us in the future.

The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. The following is a brief summary of some of the most important rules of the Takeover Code:

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In connection with a potential offer, if following an approach by or on behalf of a potential bidder, the company is “the subject of rumor or speculation” or there is an “untoward movement” in the company’s share price, there is a requirement for the potential bidder to make a public announcement about a potential offer for the company, or for the company to make a public announcement about its receipt of a potential offer.

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When a person (a) acquires, whether by a series of transactions over a period of time or not, interests in shares carrying 30% or more of the voting rights of a company when taken together with shares in which persons acting in concert with that person are interested (which percentage is treated by the Takeover Code as the level at which effective control is obtained), or (b) acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which they are interested when they are, together with persons acting in concert with them, already interested in shares which carry not less than 30% of the voting rights but do not hold shares carrying more than 50% of such voting rights, they must make a cash offer to all other shareholders at the highest price paid by them or any person acting in concert with them in the twelve months before the offer was announced.

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When interests in shares carrying 10% or more of the voting rights of a class have been acquired for cash by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period (i.e., before the shares subject to the offer have been acquired) and the previous twelve months, the offer must be in cash or be accompanied by a cash alternative for all shareholders of that class at not less than the highest price paid by the offeror or any person acting in concert with it in that period. Further, if an offeror or any person acting in concert with it acquires for cash any interest in shares during the offer period, the offer for the shares must be in cash or accompanied by a cash alternative at a price at least equal to the highest price paid for such shares during the offer period.

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If, after a firm offer announcement is made, the offeror or any person acting in concert with it acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired.

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The offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

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Favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree.

•	All shareholders must be given the same information.

•	Those issuing takeover circulars must include statements taking responsibility for the contents thereof.

•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.

•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.

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Actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group.

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Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealings in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.

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Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

Risks Relating to this Offering and Ownership of Our Securities

There has been no prior market for our ordinary shares or the ADSs and an active, liquid and orderly trading market may not develop for our ADSs or be sustained following this offering, which could harm the market price of our ADSs and make it difficult for you to sell your ADSs.

Prior to this offering, there was no public trading market for our ordinary shares or ADSs. Although our ADSs are expected to be listed on Nasdaq, an active trading market for our ADSs may never develop or be sustained following this offering. You may not be able to sell your ADSs quickly or at the then-current market price if trading in our ADSs is not active. The initial public offering price was determined by negotiations among the lead underwriters, the selling shareholder and us. Among the factors considered in determining the initial public offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that, following the completion of this offering, the ADSs will trade at a price equal to or greater than the public offering price.

The purchase price paid by SoftBank Group to acquire shares in Arm Limited from SoftBank Vision Fund may not be, and should not be treated as, indicative of the trading price of our ADSs following the completion of this offering.

In August 2023, a subsidiary of SoftBank Group acquired substantially all of SoftBank Vision Fund’s approximately 25% interest in Arm Limited at a purchase price of approximately $16.1 billion, with the associated payments to be made in installments over a two-year period. The purchase price for this transaction was established by reference to the terms of a prior contractual arrangement between the parties. Moreover, the transfer was part of a larger transaction that also involved transfers of certain other entities from SoftBank Vision Fund to SoftBank Group. The consideration for such transfers is not included in the purchase price paid for the shares of Arm Limited. In light of the foregoing, investors are cautioned that the purchase price paid in respect of the Arm Limited shares may not be indicative of, and is not intended to reflect, expectations regarding the trading price of our ADSs following the completion of this offering.

The future exercise of registration rights by SoftBank Group may materially and adversely affect the market price of the ADSs.

Pursuant to the Shareholder Governance Agreement, SoftBank Group and certain of its affiliates are entitled to certain registration rights pursuant to which they may demand that we register the resale of its ordinary shares or securities convertible into or exchangeable for ordinary shares (including ADSs) (“Registrable Securities”) and, under certain circumstances, will also have customary “piggyback” registration rights for its Registrable Securities in connection with certain registrations of securities by us. In addition, SoftBank Group or its relevant affiliates may require us to file and maintain an effective shelf registration statement under the Securities Act covering the resale of SoftBank Group’s Registrable Securities. The registration of the resale of these securities will facilitate the public sale by SoftBank Group of such securities without regard to any limitations on the volume of securities that SoftBank Group may sell. In light of SoftBank Group’s expected beneficial ownership of our ordinary shares after giving effect to this offering, the registration of the resale of a significant number of ADSs, or the perception that significant sales by SoftBank Group may occur, may have a material adverse effect on the market price of our ADSs.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms of the securities may include liquidation or other preferences that may be senior to your rights as holder of ADSs. Any indebtedness we incur would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations, and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our IP or products, or grant licenses on terms unfavorable to us.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders in the U.S. unless we register the offer and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to holders unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities, to endeavor to cause such a registration statement to be declared effective or to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in such a rights offerings and may experience dilution in your holdings.

The market price of our ADSs may be volatile, and you may not be able to resell your ADSs at or above the initial public offering price.

The market price of our ADSs following this offering could be volatile. The stock market in general, and the market for technology companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, and the trading price of our ADSs may be volatile due to factors beyond our control. As a result of this volatility, you may not be able to sell your ADSs at or above the initial public offering price. The market price for our ADSs may be influenced by many factors, including, among others:

•	variations in our actual or anticipated annual or quarterly operating results or those of others in our industry;

•	results of operations that otherwise fail to meet the expectations of securities analysts and investors;

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changes in earnings estimates or recommendations by securities analysts, or other changes in investor perceptions of the investment opportunity associated with our ordinary shares relative to other investment alternatives;

•	market conditions in the semiconductor industry;

•	publications, reports or other media exposure of our licensed products or those of others in our industry, or of our industry generally;

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announcements by us or others in our industry, or by our or their respective suppliers, distributors or other business partners, regarding, among other things, significant contracts, price reductions, capital commitments or other business developments, the entry into or termination of strategic transactions or relationships, securities offerings or other financing initiatives, and public reaction thereto;

•	additions or departures of key management personnel;

•	significant lawsuits, including patent or shareholder litigation;

•	regulatory actions involving us or others in our industry, or actual or anticipated changes in applicable government regulations or enforcement thereof;

•	the development and sustainability of an active trading market for our ordinary shares;

•	sales, or anticipated sales, of large blocks of our ADSs;

•	general economic and securities market conditions; and

•	other factors discussed in this “Risk Factors” section and elsewhere in this prospectus.

In addition, the Cornerstone Investors have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $735 million of the ADSs offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, any of the Cornerstone Investors may determine to purchase more, fewer, or no ADSs in this offering, or the underwriters may determine to sell more, fewer, or no ADSs to any of the Cornerstone Investors. If any of the Cornerstone Investors are allocated a portion or all of, or more than, the ADSs in which they have indicated an interest in purchasing in this offering, their election to purchase any such ADSs could reduce the available public float for our ADSs.

Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly. If the market price of our ADSs after the completion of this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and materially and adversely affect our business, financial condition, and results of operations.

The trading price of our ADSs may be influenced by reports published by industry and equity research analysts.

The trading market for our ADSs will be influenced by the research and reports that industry or equity research analysts publish about us or our business. As a newly public company, the analysts who publish information about our ADSs will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. We will not have any control over the analysts’ content and opinions included in their reports. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, financial performance, ADS price or otherwise, our ADS price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause our ADS price or trading volume to decline and result in the loss of all or a part of your investment in us.

Substantial future sales of ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ADSs in the public market after the lockup and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ADSs could decline. Upon completion of this offering, we will have 1,026,078,866 ordinary shares outstanding. Of these shares, only the shares represented by ADSs sold in this offering by the selling shareholder, plus any shares represented by ADSs sold upon the exercise of the underwriters’ option to purchase additional ADSs, will be freely tradable without restriction in the public market immediately following this offering. In connection with this offering, each of our executive officers, all of our non-independent directors and the selling shareholder have agreed to be subject to a contractual lock-up with the underwriters, which will expire after the end of a lock-up period, described in the sections titled “Ordinary Shares and ADSs Eligible for Future Sale” and “Underwriting.” If, upon the expiration of the lock-up period, or under any enforcement pursuant to certain exceptions to the lock-up agreements, these shareholders sell substantial amounts of our ADSs in the public market or engage in financing transactions involving our ADSs or ordinary shares, or the market perceives that such transactions may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected. In addition, in the case of non-payment at maturity or another event of default, the providers of the New SoftBank Group Facility may exercise their rights to foreclose on and sell or cause the sale of our shares that may be pledged as collateral. If such shares are sold, then the market price of our ADSs could be adversely affected. In the future, SoftBank Group may transfer a portion of its holdings in us to one or more of its affiliates or affiliated investment funds. Such affiliates or affiliated investment funds may have different investment strategies and interests and may decide to sell their holdings to third parties even if SoftBank Group intends to continue to hold the remainder of its holdings.

The lock-up agreements contain important exceptions that govern their applicability, including, with respect to the selling shareholder, any action necessary or appropriate for the purposes of pledging, charging or granting any lien, mortgage or other security interest with respect to the ordinary shares to secure the New SoftBank Group Facility for the benefit of the lenders thereunder and any subsequent transfer pursuant to any foreclosure or enforcement of the security by the lenders; provided that any buyer upon such foreclosure or enforcement will be obligated to sign the lock-up agreement for the remaining term of the lock-up. See “Ordinary Shares and ADSs Eligible for Future Sale—Lock-up Agreements.” Moreover, the representatives of the underwriters may, in their sole discretion, permit our officers, directors and other shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

Holders of ADSs are not treated as holders of our ordinary shares.

By participating in this offering you will become a holder of ADSs with underlying ordinary shares in a company incorporated under the laws of England and Wales. Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary, the custodian or their nominee will be the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See “Description of American Depositary Shares.”

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares.”

The depositary for our ADSs is entitled to charge holders fees for various services, including annual ADS service fees.

The depositary for our ADSs is entitled to charge ADS holders fees for various services, including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual ADS service fees. In the case of ADSs issued by the depositary into the DTC, the fees will be charged by the DTC participants to the account of the applicable beneficial owners of ADSs in accordance with the procedures and practices of the DTC participants as in effect at the time. See “—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—Under current law, transfers of ordinary shares outside the ADR program and the redeposit of ordinary shares into the ADR program will generally be subject to U.K. stamp duty or stamp duty reserve tax and the law may change to cover other transactions, including transactions in ADSs, which would increase the cost of dealing in ordinary shares or ADSs.”

You will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not have a right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and the Articles. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to ADS holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given to the depositary. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with the Articles. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or be able to vote in person or by proxy and they may not have any recourse against the depositary or us if the ordinary shares underlying their ADSs are not voted as they have requested or if such ordinary shares cannot be voted.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur if we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is materially disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs, any ADRs or the deposit agreement.

If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, it our understanding that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before agreeing to be a party to the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

No condition, stipulation or provision of the deposit agreement or ADRs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The deposit agreement expressly limits our and the depositary’s obligations and liabilities.

The deposit agreement expressly limits our obligations and liabilities as well as those of the depositary. See “Description of American Depositary Shares—Limitations on Obligations and Liabilities.” Such limitations include the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and without negligence and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of the Articles, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in the Articles or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary also disclaim any liability for any action or inaction of any clearing or settlement system (and any participant thereof).

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

These provisions of the deposit agreement limit the ability of ADS holders to obtain recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

In addition, nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

Furthermore, nothing in the deposit agreement precludes the depositary (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates the depositary to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses, and any taxes. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

Under English law, a company’s accumulated realized profits, to the extent they have not been previously utilized by distribution or capitalization, must exceed its accumulated realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made (on a non-consolidated basis), before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In addition, as a public limited company in England, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the initial public offering price. Investors seeking cash dividends should not purchase our ADSs in this offering.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of England and Wales and have our registered office in England. The U.S. and the U.K. do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the U.S., whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the U.K. In addition, uncertainty exists as to whether English courts would entertain original actions brought in England and Wales against us or our directors or senior management predicated upon the securities laws of the U.S. or any state in the U.S. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by English courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty is an issue subject to determination by the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, Board of Directors or certain experts named herein who are residents of the U.K. or countries other than the U.S. any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified members of our Board of Directors.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of Nasdaq, on which our ADSs will trade, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company combined with these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors also could make it more difficult for us to attract and retain qualified senior management and members of our Board of Directors, particularly to serve on our audit committee and remuneration committee.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially harm our business, operating results and financial condition.

Risks Relating to U.S. and U.K. Tax Regimes

If we are (or one of our non-U.S. subsidiaries is) a “controlled foreign corporation” (a “CFC”), there could be adverse U.S. federal income tax consequences to certain U.S. investors.

Generally, if a U.S. investor is treated as owning, directly, indirectly or constructively, at least 10% of either the total value or total combined voting power of our stock, such U.S. investor may be treated as a “United States shareholder” with respect to each CFC in our group, if any, for U.S. federal income tax purposes. A non-U.S. corporation will generally be classified as a CFC for U.S. federal income tax purposes if United States shareholders own, directly, indirectly or constructively, more than 50% of either the total value or the total combined voting power of the stock of such corporation. Because SoftBank Group currently owns, and immediately after this offering will continue to own, more than 50% of our ordinary shares, we will be a CFC at the time of this offering or in the future if SoftBank Group owns, directly or indirectly, 50% or more (by value) of the stock of a U.S. subsidiary. In addition, because our group includes U.S. subsidiaries, our current non-U.S. subsidiaries and potentially any future newly formed or acquired non-U.S. subsidiaries generally will be treated as CFCs, regardless of whether we are treated as a CFC. A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments of earnings in U.S. property, regardless of whether such CFC makes any distributions to its shareholders. Additionally, an individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may also subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting was due from expiring. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the CFC rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the United States Internal Revenue Service (the “IRS”) has provided only limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

If we are a passive foreign investment company (a “PFIC”) for any taxable year, there could be adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). For purposes of these tests, passive income generally includes, among other things, dividends, interest, gains from certain sales or exchanges of investment property and certain rents and royalties. If we are a PFIC for any taxable year during which a U.S. investor holds our shares, we will generally continue to be treated as a PFIC with respect to such U.S. investor for all succeeding taxable years during which such U.S. investor holds our ordinary shares or ADSs, even if we cease to meet the threshold requirements for PFIC status. Such U.S. investor may be subject to adverse tax consequences with respect to our ordinary shares or ADSs, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. We cannot provide any assurance that we will furnish to such U.S. investor information that may be necessary to comply with the reporting and tax paying obligations applicable under the PFIC rules of the Code. Such U.S. investor should consult its tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

Based upon the value of our assets and the nature and composition of our income and assets, we expect that we will not be classified as a PFIC for the taxable year ended March 31, 2023, although no assurances can be made in this regard. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. investors, see the section of this prospectus titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate, and the tax treatment of our ADSs and ordinary shares, could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Inclusive Framework (as defined below), the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; and the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or SDRT treatment of our ADSs or ordinary shares.

The Organisation for Economic Co-Operation and Development (“OECD”) and the G20 Inclusive Framework on Base Erosion and Profit Shifting (the “Inclusive Framework”) have put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules and ensure a minimal level of taxation, respectively. In July 2023, the U.K. enacted legislation to implement the OECD framework for Pillar 2, part of which will apply effectively from January 1, 2024. Other countries are also actively considering changes to their tax laws to adopt certain parts of the Inclusive Framework’s proposals. As this framework is subject to further negotiation and implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations are uncertain. These changes, if enacted into law, could have an adverse impact on our effective tax rate, income tax expense and cash flows. We are continuing to monitor legislative developments and are in the process of evaluating the potential impact of the U.K. and other legislation on our financial position, future results of operations and cash flows.

We believe that our provision for income taxes is reasonable, but the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods in which such outcome is determined. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our financial statements, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance. Additionally, our future tax liability could be impacted by changes in accounting principles or changes in applicable tax jurisdictions.

In addition, we may periodically restructure our legal entities and if taxing authorities were to disagree with our tax positions in connection with any such restructurings, our tax liability could be materially affected. In connection with any restructuring we could also incur additional charges associated with consulting fees and other charges.

We carry out extensive research and development activities, and as a result, we benefit in the U.K. from the research and development expenditure credit (“RDEC”) regime, which provides relief against U.K. corporation tax. Broadly, RDEC provides a tax credit currently equal to 20% of ‘qualifying research and development expenditure’ incurred from April 1, 2023 (the rate was previously 13% of qualifying research and development expenditure incurred from April 1, 2020 to March 31, 2023) by certain companies where certain criteria are met. To the extent a company cannot utilize the RDEC against U.K. corporation tax then certain rules apply that allow the RDEC to, among other things, reduce the tax liability of certain specified taxes (for example, value added tax or employee taxes), or be surrendered to a group company, and to the extent it is not possible to utilize the RDEC in full, then the net tax credit is paid to the company by HMRC in cash. Between January 2023 and March 2023, the U.K. government ran a consultation on the design of a single, simplified R&D tax relief scheme, expected to be based on the RDEC scheme, which would merge the existing RDEC and small and medium-sized enterprise R&D relief. The U.K. government is considering the responses and no decision has yet been made. We expect that, if implemented, the new scheme will be in place for expenditures incurred after April 1, 2024.

We also benefit from the U.K.’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%.

If, however, there are unexpected adverse changes to the RDEC or the “patent box” regime (including any such changes which result from the U.K. government’s response to its consultation on the design of a single, simplified R&D tax relief scheme), or for any reason we are unable to qualify for such tax incentives, then our business, results of operations and financial condition may be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. The forward-looking statements appear in a number of places in this prospectus, including, but not limited to, the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Such risks and uncertainties include, but are not limited to:

•

our future financial performance, including our expectations regarding our revenues, cost of sales, gross profit, operating expenses and other operating results, as well as our ability to maintain profitability;

•	our dependence on the semiconductor and electronics industries and the demand for the products of our customers;

•	our dependence on the compatibility of our products with the manufacturing and design processes of our customers;

•	our reliance on third parties to market and sell chips and end products incorporating our products, as well as add value to our licensed products;

•	our dependence on a limited number of customers for a significant portion of our revenue;

•	our ability to attract new customers and sell additional products to our existing customers;

•	the loss of any of our senior management personnel or one or more key employees or our inability to attract and retain qualified personnel;

•	our ability to adequately fund our research and development efforts;

•	risks related to the availability of development tools, systems software, EDA tools and operating systems compatible with our architecture;

•	our ability to protect our proprietary products and our brand, and the costs of protecting such IP rights, particularly as a result of litigation;

•	fluctuation and unpredictability of our results;

•	our ability to verify royalty amounts owed to us under our licensing agreements;

•	risks related to foreign exchange fluctuations;

•	changes in our effective tax rate;

•	risks associated with organic growth or growth from strategic investments or acquisitions we make, and the risk of failing to effectively manage our growth;

•	risks associated with the slow development of the market for our connectivity, device and data management platform;

•	the possibility of cyberattacks, breaches of our security controls and unauthorized access to our data or a customer’s data;

•	our ability to satisfy data protection, security, privacy or other government- and industry-specific requirements;

•	risks associated with the interests of SoftBank Group conflicting with the interests of other holders of our ordinary shares and ADSs;

•	the effects of global general economic conditions, political factors, war or hostility, pandemics and other events outside of our control; and

•	other factors relating to our financial condition and arrangements.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in the manner that we anticipate, in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, applicable regulations or the rules of any stock exchange to which we are subject.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ADSs by the selling shareholder (including any proceeds from any sale of ADSs pursuant to the underwriters’ option to purchase additional ADSs from the selling shareholder). All net proceeds from the sale of ADSs in this offering will go to the selling shareholder.

DIVIDEND POLICY

We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares or ADSs. The declaration and payment of any future dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our Board of Directors may deem relevant. See the section titled “Risk Factors—Risks Relating to this Offering and Ownership of Our Securities—Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.”

Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (as determined on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. In addition, as a public limited company in England, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

CORPORATE REORGANIZATION

On April 9, 2018, Arm Holdings Limited was incorporated as a wholly-owned subsidiary of Arm Limited under the laws of England and Wales with nominal assets and liabilities, contingencies and commitments. After consummating the corporate reorganization described herein, including the re-registration of Arm Holdings Limited as a public limited company, Arm Holdings plc became the ultimate holding company for Arm Limited. Arm Limited in turn was incorporated as a private company with limited liability under the laws of England and Wales on November 12, 1990.

Arm Holdings plc is a holding company which, since formation, has not conducted any operations other than activities incidental to the maintenance of its legal existence, the corporate reorganization and this offering. Investors in this offering will only acquire, and this prospectus only describes the offering of, ADSs representing ordinary shares of Arm Holdings plc. Ordinary shares of Arm Holdings plc will not be offered to investors as part of this offering.

The corporate reorganization took place in several steps, all of which were completed prior to the completion of this offering. We refer to these steps, which are discussed below, as our “corporate reorganization.”

Amendment of the Articles of Association of, and First Reorganization of Share Capital of, Arm Holdings Limited

On August 20, 2023, Arm Holdings Limited amended its articles of association to permit its merger reserve to legally be used to pay up the shares allotted as a bonus issue, and to allow the creation of a new class of deferred shares (which carry no or extremely limited voting rights, and no right to share in the income or capital of Arm Holdings Limited). On August 21, 2023, Arm Holdings Limited undertook a reorganization of its share capital to sub-divide its share capital of 100 ordinary shares of £1.00 each into 100,000 ordinary shares of £0.001 each.

Distribution of Ordinary Shares of Arm Holdings Limited by Arm Limited

On August 21, 2023, Arm Limited distributed 100,000 ordinary shares of £0.001 each in the capital of Arm Holdings Limited (such number of shares together constituting 100% of the ordinary shares of Arm Holdings Limited) to Kronos II LLC, Arm Limited’s majority shareholder immediately prior to the distribution. We refer to the shares of Arm Holdings Limited distributed to Kronos II LLC as the “Dividend Shares.”

Exchange of Ordinary Shares of Arm Limited for Shares of Arm Holdings Limited

Following the completion of the distribution of the Dividend Shares, on August 21, 2023, Kronos II LLC transferred its entire shareholding in the capital of Arm Limited, being 1,025,233,999 ordinary shares of £0.001 each, to Arm Holdings Limited in exchange for receiving 1,025,133,999 newly issued ordinary shares of £0.001 each in the capital of Arm Holdings Limited, and SVF HoldCo (UK) Limited transferred its entire shareholding in the capital of Arm Limited, being one ordinary share of £0.001, to Arm Holdings Limited in exchange for receiving one newly issued ordinary share of £0.001 in the capital of Arm Holdings Limited. We refer to this as the “Share Exchange.” Following the Share Exchange, the former holders of shares in Arm Limited held shares in Arm Holdings Limited of the same class and in the same proportions as their previous shareholdings in Arm Limited. Arm Limited became a wholly-owned subsidiary of Arm Holdings Limited as a result of the Share Exchange. As a result of the Share Exchange, an English company law merger reserve in Arm Holdings Limited was created.

First Bonus Issue of Arm Holdings Limited

Following the completion of the Share Exchange, on August 25, 2023, Arm Holdings Limited capitalized a portion of the amount standing to the credit of its merger reserve and applied such sums in paying up in full new ordinary shares to its shareholders, which we refer to as the “First Bonus Issue.” The First Bonus Issue was effected by the issuance of 41,639,082,915,525 ordinary shares of £0.001 each to Kronos II LLC and 40,615 ordinary shares of £0.001 each to SVF HoldCo (UK) Limited, in proportion to their shareholdings in Arm Holdings Limited. We refer to the shares issued pursuant to the First Bonus Issue as the “First Bonus Shares.”

Reduction of Capital of Arm Holdings Limited

Subsequent to the First Bonus Issue, on August 29, 2023, Arm Holdings Limited reduced its share capital by way of the cancellation of all of the First Bonus Shares pursuant to Part 17 of the Companies Act in order to create distributable reserves, which we refer to as the “Capital Reduction.” Immediately after the Capital Reduction, Kronos II LLC and SVF HoldCo (UK) Limited held 1,025,233,999 ordinary shares of £0.001 each, which we refer to as the “Post-Reduction Shares,” and one ordinary share of £0.001, respectively, in the capital of Arm Holdings Limited. As a result of the cancellation of all the First Bonus Shares, English company law distributable reserves in Arm Holdings Limited were created.

Second Bonus Issue of Arm Holdings Limited

Following the completion of the Capital Reduction, on August 29, 2023, Arm Holdings Limited capitalized the remaining amount standing to the credit of its merger reserve and applied such sums in paying up in full new ordinary shares, which we refer to as the “Second Bonus Issue.” The Second Bonus Issue was effected by the issuance of 1,025,233,999 ordinary shares of £0.001 each to National City Nominees Limited as the nominee for Citibank, N.A. – London Branch pursuant to the direction of Kronos II LLC.

Second Reorganization of Share Capital of Arm Holdings Limited

Subsequent to the completion of the Second Bonus Issue, on August 29, 2023, Arm Holdings Limited undertook a second reorganization of its share capital to re-designate all of the Post-Reduction Shares as deferred shares of £0.001 each on a one-for-one basis, which we refer to as the “Second Reorganization of Share Capital.” On August 29, 2023, Arm Holdings Limited repurchased these deferred shares for nominal consideration and cancelled such deferred shares.

Re-registration of Arm Holdings Limited as a Public Limited Company

Following the completion of the Second Reorganization of Share Capital, on September 1, 2023, Arm Holdings Limited re-registered as a public limited company under the laws of England and Wales and changed its name from Arm Holdings Limited to Arm Holdings plc.

Certain special resolutions passed by the shareholders of Arm Holdings Limited approved the re-registration as a public limited company, the name change to Arm Holdings plc and the adoption of new articles of association for Arm Holdings plc appropriate for a public limited company.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2023:

•	on an actual basis, derived from our unaudited financial statements included elsewhere in this prospectus; and

•	on an as adjusted basis to give effect to the corporate reorganization and the vesting of equity awards in connection with this offering.

You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the sections titled “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2023
	Actual	As Adjusted
	(in millions except par value and share data)
Cash and cash equivalents	$1,248	$1,248

Equity attributable to owners of the Company:
Ordinary shares, $0.001 par value, 1,025,234,000 shares authorized, issued and outstanding, actual, and 1,025,661,064 shares authorized, issued and outstanding, as adjusted	2	2
Additional paid-in capital	1,275	1,696
Accumulated other comprehensive income	382	382
Retained earnings	2,562	2,321

Total equity	$4,221	$4,401

Total capitalization	$4,221	$4,401

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections in this prospectus. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

Overview

Arm architects, develops, and licenses high-performance, low-cost, and energy-efficient CPU products and related technology, on which many of the world’s leading semiconductor companies and OEMs rely to develop their products. Our energy-efficient CPUs have enabled advanced computing in greater than 99% of the world’s smartphones, for the year ended December 31, 2022, and more than 250 billion chips, cumulatively, powering everything from the tiniest of sensors to the most powerful supercomputers.

We enable any company to make a modern computer chip through the unique combination of our energy-efficient CPU IP and related technologies and our unmatched ecosystem of technology partners. Our primary product offerings are leading CPU products that address diverse performance, power, and cost requirements. Complementary products such as GPUs, System IP, and compute platforms are also available and enable high-performance, efficient, reliable, system-level creation for a wide range of increasingly sophisticated devices and applications. Our development tools and robust software ecosystem have further solidified our position as the world’s most widely adopted processor architecture. Our partners include leading semiconductor technology suppliers (including foundries and EDA vendors), firmware and operating system vendors, game engine vendors, software tool providers and application software developers. Our solution, combined with the breadth of our software ecosystem and the millions of chip design engineers and software developers that utilize it, has created a virtuous cycle of adoption, which means that software developers write software for Arm-based devices because it offers the biggest market for their products, and chip designers choose Arm processors because they have the broadest support of software applications.

Today, Arm CPUs run the vast majority of the world’s software, including the operating systems and applications for smartphones, tablets and personal computers, data centers and networking equipment, and vehicles, as well as the embedded operating systems in devices such as smartwatches, thermostats, drones and industrial robotics. The exponential rise in smart devices in both consumer and enterprise markets has increased the demand for chips that provide more computational capability while optimizing for energy efficiency. This trend has driven the dramatic growth of Arm CPUs over the past several years. The scale of our reach continues to expand, with more than 30 billion Arm-based chips reported as shipped in the fiscal year ended March 31, 2023 alone, representing an approximately 70% increase since the fiscal year ended March 31, 2016.

Our creation of the Arm CPU architecture, the world’s most widely used CPU architecture, has resulted in the proliferation and evolution of computers as people know them today. We enabled the mobile phone and smartphone revolution, and through our focus on energy efficiency and our history of continuous innovation, we have enabled new categories of “smart” consumer electronics. Today, we are redefining what is possible in industries such as cloud computing, automotive, and IoT. As a result, in the fiscal year ended March 31, 2023, more than 260 companies reported that they had shipped Arm-based chips, and we estimate that approximately 70% of the world’s population uses Arm-based products.

We have long-standing, significant market share in high-value markets, such as mobile applications processors, which enables us to invest in other growth opportunities. Our long-term growth strategy includes expanding our market share in growth markets, including cloud compute, networking equipment, automotive and consumer electronics. We believe that the increasing need for high-powered and energy-efficient computing, as well as our continued investments, will enable us to grow our share in these segments. We also intend to expand our system IP and platform product offerings by continuing to develop a broader set of systems IP specifically developed for use with Arm processors. Across all our end markets and products, we believe that, as chip designs become more advanced and complex, our investments in additional functionality, higher performance, higher efficiency, and more specialized designs will allow us to deliver more value to our partners.

We have achieved significant growth since our inception. For our fiscal years ended March 31, 2023, 2022 and 2021, our total revenue was $2,679 million, $2,703 million and $2,027 million, respectively. Over that same period, net income from continuing operations was $524 million, $676 million and $544 million, respectively.

Our Business Model

We have a flexible business model for licensing products to customers, and we are continuously assessing our ability to provide greater flexibility to our customers and maximize the number of design wins for our products. Our customers license our products for a fee, which gives them access to our products and enables them to develop Arm-based processors. Once a processor has been designed and manufactured with our products, we receive a per-unit royalty on substantially all Arm-based chips shipped by our customers. Our business model enables the widest range of customers to access Arm products through an agreement best suited to their particular business needs. Our licensing and royalty business model includes:

•

Arm Total Access Agreements: Under an Arm Total Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. We retain the right, from time to time, to add or remove specific products from the package. The agreement is for a fixed term and may limit the number of concurrent chip designs that may use products from the package.

•

Arm Flexible Access Agreements: Under an Arm Flexible Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. Unlike an Arm Total Access license, the package of products licensed pursuant to an Arm Flexible Access agreement will not contain our latest products. Although customers are free to experiment with products contained in the Arm Flexible Access package, they must pay a single use license fee for specific products if they include Arm products in a final chip design “tape out,” when the final result of a semiconductor chip design is sent for manufacturing. As with an Arm Total Access agreement, we retain the right, from time to time, to add or remove specific products from the package.

•

Technology Licensing Agreements (TLA): Under a TLA, we license a single CPU design or other technology design to a customer in return for a fixed license fee. The license may be limited by term (i.e., the number of years during which the licensee is entitled to incorporate our products in new chip designs, but licensees typically have the right to manufacture designs perpetually) and/or by number of uses (i.e., the number of concurrent chip designs that may use our products).

•

Architecture License Agreements (ALA): Under an ALA, the licensee is allowed to develop their own highly customized CPU designs that is compliant with the Arm ISA for a fixed architecture license fee. As the creation of an optimized CPU is very costly and time consuming, architecture licensees will often also license Arm CPU designs to use either as a complementary processor alongside the licensee’s Arm-compliant CPU design, or in other chips where the licensee’s own design is unsuitable.

•

Royalty Fees: We generate the majority of our revenue from customers who enter into license agreements, pursuant to which we receive royalty fees based on average selling price of the customer’s Arm-based chip or a fixed fee per chip. Royalty revenues are impacted primarily by the adoption of our products by the licensee as well as other factors, such as product lifecycles, customer’s business performance, market trends and global supply constraints. In the fiscal year ended March 31, 2023, royalty revenue represented 63% of our total revenue.

Historically, most customers licensed our products under the terms of a TLA. In 2019 and 2021, we introduced the Arm Flexible Access and Arm Total Access agreements, respectively, to enable the widest range of customers to access our products through methods best suited to their particular business needs. We believe that the Arm Total Access and Arm Flexible Access agreements provide enhanced flexibility for our customers (as compared to the TLA business model) and increase the number of chip designs using our products. While certain customers will elect to remain TLA customers, some customers are in the process of transitioning from TLAs to Arm Total Access and Arm Flexible Access agreements. We may experience variability in license revenues due to the timing of product deliveries within each TLA, Arm Total Access and Arm Flexible Access agreement. However, because Arm Total Access and Arm Flexible Access agreements are renewable in nature, as customers transition away from TLAs, we expect our visibility into future license revenues to improve.

We typically are able to command a royalty for chips that contain our products, which creates a long-term recurring revenue opportunity from each design win. We typically see sustained revenue streams from older chips, as products containing those chips continue to be sold and older processors are incorporated into new chips, creating a cumulative effect that fuels long-term growth. For example, based on royalty revenue information provided to us by customers in quarterly royalty reports, approximately 46% of our royalty revenue for the fiscal year ended March 31, 2023 came from products released between 1990 to 2012. Additionally, as we transition to more Arm Total Access and Arm Flexible Access licenses, we expect more of our products to be incorporated into more of our customers’ chip designs, and our royalty revenue to increase over time as a result.

Key Factors and Trends Affecting Our Operating Results

We believe that the growth of our business and our future success are dependent upon many factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.

Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry

Semiconductor chips are essential components in consumer, enterprise, and automotive electronics, which has resulted in sustained and increasing long-term demand for semiconductor chips, a significant percentage of which contain our products. Our license and royalty revenues are, in part, affected by market conditions in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer and enterprise spending. While the semiconductor industry has experienced significant, prolonged, and sometimes sudden downturns in the past, we expect there to be continued and increasing demand for semiconductors over the long term as macro trends drive device manufacturers to produce more powerful and energy-efficient devices.

Because our royalty revenue is dependent on the number of Arm-powered chips shipped by our customers, dislocations created by cyclical, economic factors generally affect demand for our customers’ chips and, consequently, may result in variability in our operating performance. Royalties are recognized on an accrual basis in the quarter in which the customer ships products incorporating our products. A material portion of the accrual is estimated using trend analysis of market and sales data as well as customer-specific financial information with a true-up in the following quarter based on actual sales data once received. Accordingly, differences between our estimated market trends and our customers’ forecasts of their chip shipments can lead to variability in our royalty revenues.

Our Market Share Across End Markets

Arm CPUs are the world’s most widely licensed and deployed processors. Our products are used in almost all smartphones, the majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors, including for both consumer and enterprise applications. For the year ended December 31, 2022, we had a greater than 99% share of the smartphones market and a very high share in a range of other electronic devices, from digital TVs to drones. As new high-growth markets for electronics emerge and incorporate more AI and ML workloads, they require our more advanced processor designs in areas such as cloud computing, the automotive industry, and the IoT economy. Our operating and financial performance is dependent, in large part, upon maintaining our market share in the smartphone and consumer electronics markets and maintaining or growing market share in our other target markets.

Ability to Provide Our Customers with More Value Per Chip

We believe our ability to continue to develop more advanced products and offer increasingly comprehensive product packages, including providing more complete subsystems, will encourage greater use of our products by existing and prospective customers. For example, some licensees may combine multiple different Arm CPUs in a single chip, Arm CPUs with other Arm IP such as Arm GPUs, or deploy Arm CPU implementations with more than 100 cores. Some customers may be better served by the integration of our IP into a subsystem with additional information to assist in fabrication. For chips where our products have provided more value, we will typically receive a higher royalty rate per chip. Accordingly, we believe that our investments in higher performance, higher efficiency, and more specialized designs will drive greater demand for our products and higher value for our customers, which is expected to result in higher royalty fees. Our future performance is dependent on our continued ability to provide value to customers, and our ability to drive additional value through technological innovation.

Increasing Design Wins with Existing and Prospective Customers

We have in the past and will continue to make significant investments in research and development to ensure that we can develop products suitable for new opportunities with existing and prospective customers. A key measure of our success is our customer design wins. Because we are often embedded within our customers’ R&D functions, we typically have significant, unique visibility into our customers’ product development pipelines, which we believe positions us to capture design wins to a greater extent than our competitors. A “design win” occurs when a customer decides to include an Arm CPU product or related technology within one of their chip designs. For customers who already license our products, a new design win does not necessarily require a customer to sign a new license. By licensing a portfolio of Arm products to our customers (rather than licensing a single CPU design or other technology design), we have made it easier and more compelling for customers to access and utilize more Arm products, further broadening our potential customer base and end-market penetration. Our licensing options provide greater flexibility to our customers and maximize our opportunities to secure more design wins for our products, which results in greater opportunities to increase our recurring royalty revenue.

Performance of Arm China

We depend on our commercial relationship with Arm China to access the PRC market, and a significant portion of our total revenue is generated from Arm China, a related party. Arm China has the right to sublicense our processor technology pursuant to the IPLA. Our responsibility under the IPLA is to facilitate delivery of our processor technology to Arm China’s end customers in accordance with detailed instructions and other specifications from Arm China. For additional information regarding the IPLA, see “Business—The IPLA with Arm China.” Our revenue is calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with its end customers. Where our revenue is earned as a percentage of the license fee received by Arm China, we categorize such revenue as our license revenue. Our share of Arm China’s royalties is categorized as Royalties in our financial statements. Despite our significant reliance on Arm China through our commercial relationship with them, both as a source of revenue and as a conduit to the important PRC market, Arm China operates independently of us. Under the IPLA, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, we are dependent on Arm China providing us with reliable and timely financial information. Additionally, political actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. For the fiscal year ended March 31, 2023, although our total revenues derived from the PRC increased as compared to the prior year, the growth in our royalty revenues slowed for the same period primarily as a result of economic issues in the PRC and factors related to export control and national security matters. Furthermore, in light of these issues, we expect to continue to see declining royalty revenues derived from the PRC and we could see a decline in licensing revenues. See “Risk Factors—Risks Relating to Our Business and Industry—Our concentration of revenue from the PRC market makes us particularly susceptible to economic and political risks affecting the PRC, which could be exacerbated by tensions between (on the one hand) the U.S. or the U.K. and (on the other hand) the PRC with respect to trade and national security.”

Developments in Export Control Regulations

In October 2022, the BIS of the U.S. Department of Commerce published changes to U.S. export control regulations that restrict the PRC’s semiconductor and supercomputing industries’ ability to obtain advanced computing chips, as well as software, hardware, equipment, and technology used to develop and maintain supercomputers and manufacture advanced semiconductors. We have been impacted by the implementation in October 2022 of rules by the BIS, which principally relate to (i) implementing new process requirements that require licensees to disclose semiconductor manufacturing facilities used for manufacturing Arm-based integrated circuit designs; and (ii) controlling previously non-controlled Arm interconnect IP as well as releasing a modified version of such IP that does not exceed the BIS performance thresholds for the PRC. We anticipate additional changes to U.S. export control regulations in the future, but we cannot forecast the scope or timing of such changes. We will continue to monitor such developments, including potential additional trade restrictions, and other regulatory or policy changes by the U.S. and foreign governments.

Impact of the Current Macroeconomic Environment and Geopolitical Events

Uncertainty in the macroeconomic environment, resulting from a range of events and trends, including the recent financial institution failures, rise in global inflation and interest rates, supply chain disruptions, geopolitical pressures, including the unknown impact of current and future U.S. and PRC trade regulations, changes in PRC-Taiwan relations, the war in Ukraine, fluctuation in foreign exchange rates, and associated global economic conditions have resulted in volatility in our operating performance. For example, the war in Ukraine could lead to further market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals, which are essential in semiconductor manufacturing. Furthermore, given the concentration of semiconductor manufacturing in East Asia (particularly in Taiwan), any potential escalation in geopolitical tensions in Asia, particularly with respect to Taiwan, could significantly disrupt existing semiconductor chip manufacturing and increase the prospect of increased interruption to the semiconductor chip supply across the world.

Investment in Technology and Product Development

To remain competitive, we must continue to develop new applications and enhancements to our existing products and services, particularly as next-generation technology is adopted by market participants. Allocating and maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the evolving demands of the market is essential to our continued success.

Recent Events and Transactions

Arm China Investment Sale

Prior to restructuring our investment in March 2022, we held an approximate 48% equity holding, accounted for as an equity method investment, in Arm China. In March 2022, we distributed our interest in Arm China to Acetone Limited, a company under control of SoftBank Group, our controlling shareholder, for contractual consideration of approximately $930 million. We retained a 10% non-voting shareholding interest in Acetone Limited, which represents an approximate 4.8% indirect interest in Arm China. As a result of these transactions, we recognized a net distribution to our immediate shareholders of $976 million. Our indirect equity interest in Arm China is recorded in income from equity investments, net on the Consolidated Income Statements included elsewhere in this prospectus. See “Related Party Transactions—Transactions with Associates—Arm China” for additional information regarding the sale of our equity interest in Arm China and related transactions.

Treasure Data and IoTP Disposals

Following a strategic decision in 2021 to place greater focus on our core technology licensing business, we decided to distribute or sell certain components of our IoT business to subsidiaries of SoftBank Group. In June 2021, we distributed all of the equity interests in Treasure Data, Inc. and its subsidiaries (“Treasure Data”) to our shareholders, and in November 2021 we sold Pelion IOT Limited and its subsidiaries (“IoTP”) to SoftBank Group Capital Limited. Treasure Data’s and IoTP’s net assets upon distribution and sale were approximately $44 million and $12 million, respectively. Upon distribution and sale, Treasure Data and IoTP qualified for classification as discontinued operations and therefore the results of operations have been reclassified to discontinued operations for all historical periods. Following the disposals we do not have significant involvement with either company. During the fiscal years ended March 31, 2022 and 2021, we recognized net losses from discontinued operations of $127 million and $156 million, respectively. Included in net losses from discontinued operations are income tax expense (benefits) from discontinued operations of $28 million and $(38) million during the fiscal years ended March 31, 2022 and 2021, respectively.

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to the market to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies. The following table sets forth a summary of the key financial and operating metrics:

	For the Fiscal Year Ended March 31,			For the Fiscal Quarter Ended June 30,
	2023	2022	2021	2023	2022
(in millions, except for Number of extant Arm Total Access and Arm Flexible Access Licenses)
Total revenue	$2,679	$2,703	$2,027	$675	$692

Operating income	671	633	239	111	294
Non-GAAP operating income(1)	783	731	304	272	297
Net income from continuing operations	524	676	544	105	225
Non-GAAP net income from continuing operations(1)	657	663	207	246	236
Net cash provided by (used for) operating activities	739	458	1,233	(114)	(231)
Non-GAAP free cash flow(1)	606	346	1,030	(150)	(268)

Operating metrics:
Number of chips shipped(2)	30,583	29,190	25,281	6,844	7,314
Number of extant Arm Total Access licenses(2)	18	8	4	20	10
Number of extant Arm Flexible Access licenses(2)	203	191	129	214	190
Annualized contract value(2)	$1,030	$1,030	$915	$1,048	$1,052

(1)

Non-GAAP operating income, Non-GAAP net income from continuing operations and Non-GAAP free cash flow are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Financial Measures” below.

(2)	As of the last day of the applicable period.

Number of Chips Shipped

Each quarter, most of our customers, and those contracted through Arm China, furnish us (directly or via Arm China) with royalty reports setting forth the actual number of Arm-powered chips they shipped in the immediately preceding quarter. Royalty reports received in the 12-month period from April 1 to March 31 of each year relate to chip shipments made in the period from January 1 to December 31 of each year. We also perform various procedures to assess customer data related to royalties for reasonableness, and our license agreements generally include rights for us to audit the books and records of our customers to verify certain types of customer data.

We consider the number of chips reported as shipped by our customers as a key performance indicator because it represents the acceptance of our products by companies who use chips in their products (e.g., our customers’ customers). The number of chips shipped also provides insight into chip pricing and volumes in different end markets, which helps inform our pricing models and competitive positioning.

Number of Extant Arm Total Access and Arm Flexible Access Licenses

Each quarter, we track the number of extant Arm Total Access and Arm Flexible Access licenses with our customers, and those contracted through Arm China. We believe that, over time, many of our customers will transition to either an Arm Total Access or Arm Flexible Access license to access our products. This transition enables us and our customers to focus less on contract negotiations and more on how our products can be deployed in our customers’ future chips.

We consider the number of extant Arm Total Access and Arm Flexible Access licenses as a key performance indicator as it represents the increasing collaboration between us and our customers, which could be a leading indicator to more chips being designed with our products and, accordingly, more recurring royalty revenue in the future, improving our long-term market share.

Annualized Contract Value

Each quarter, we track the annualized contract value (“ACV”) relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the IPLA. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or TLA, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.

ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include Non-GAAP operating income, Non-GAAP net income from continuing operations, and Non-GAAP free cash flow, each of which is described below. We believe our non-GAAP financial measures are useful in evaluating our operating performance and liquidity position. We use the non-GAAP financial measures presented below, collectively, to evaluate our ongoing performance and for internal planning, forecasting and budgeting purposes. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.

Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.

A reconciliation of each of our non-GAAP financial measures to the most directly comparable financial measure presented in accordance with GAAP is presented below.

Non-GAAP Operating Income and Non-GAAP Net Income From Continuing Operations

We utilize Non-GAAP operating income and Non-GAAP net income from continuing operations for the purpose of assessing our operating performance.

We define Non-GAAP operating income as our GAAP operating income excluding purchased intangible asset amortization, share-based compensation expense associated with equity awards where our intent is to issue equity upon vesting (in lieu of cash settlement) following the occurrence of an initial public offering or change in control, costs associated with disposal activities, impairment of long-lived assets, restructuring and related costs, public company readiness costs, and other operating income (expenses), net, which includes costs of COVID-19 response programs.

We define Non-GAAP net income from continuing operations as our GAAP net income excluding acquisition-related intangible asset amortization, share-based compensation expense associated with equity awards where our intent is to issue equity upon vesting (in lieu of cash settlement) following the occurrence of an initial public offering or change in control, costs associated with disposal activities, impairment of long-lived assets, restructuring and related costs, public company readiness costs, other operating income (expenses), net, which includes costs of COVID-19 response programs, (income) loss from equity method investments, and income tax effect on non-GAAP adjustments. We exclude these items from our Non-GAAP operating income and Non-GAAP net income from continuing operations measure because they are non-cash in nature, or because the amount and timing of these items is unpredictable, not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe Non-GAAP operating income and Non-GAAP net income from continuing operations provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Non-GAAP operating income and Non-GAAP net income from continuing operations in this prospectus because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

Non-GAAP operating income and Non-GAAP net income from continuing operations have limitations as financial measures, should be considered as supplemental in nature, and are not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

•

Non-GAAP operating income and Non-GAAP net income from continuing operations exclude certain recurring, non-cash charges, such as acquisition-related intangible asset amortization, and although these are non-cash charges, the assets being amortized contribute to revenue generation and may have to be replaced in the future. Non-GAAP operating income and Non-GAAP net income from continuing operations do not reflect all cash requirements for such replacements or for new capital expenditure requirements; and

•

Non-GAAP operating income and Non-GAAP net income from continuing operations exclude share-based compensation expense associated with equity awards where our intent is to issue equity upon vesting (in lieu of cash settlement) following the occurrence of an initial public offering or change in control. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy.

Because of these limitations, you should consider Non-GAAP operating income and Non-GAAP net income from continuing operations alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—Reconciliation of Non-GAAP Financial Measures.”

Non-GAAP Free Cash Flow

We monitor Non-GAAP free cash flow for the purpose of measuring our liquidity. We define Non-GAAP free cash flow as cash flow from operations minus capital expenditures and intangibles, offset by proceeds realized from capital disposal activities. We believe that Non-GAAP free cash flow is a meaningful indicator of liquidity that provides information to our management and investors about the amount of cash generated from operations, after purchases of property and equipment and purchases of intangible assets, that can be used for investment in our business and for acquisitions as well as to strengthen our balance sheet. Non-GAAP free cash flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operations. Non-GAAP free cash flow does not reflect our ability to meet future contractual commitments and may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure. For more information regarding our use of this measure and a reconciliation to the most directly comparable GAAP financial measure, see “—Reconciliation of Non-GAAP Financial Measures.”

Reconciliation of Non-GAAP Financial Measures

The non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP financial measures used by other companies. A reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP is provided below. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view the non-GAAP financial measures in conjunction with their respective related GAAP financial measures.

The following is a reconciliation of Non-GAAP operating income to Operating income, the most directly comparable GAAP financial measure:

	For the Fiscal Year Ended March 31,			For the Fiscal Quarter Ended June 30,
(in millions)	2023	2022	2021	2023	2022
Operating income	$671	$633	$239	$111	$294
Adjusted for:
Acquisition-related intangible asset amortization	5	9	11	1	2
Share-based compensation expense (equity settled)(1)	60	30	41	146	(7)
Costs associated with disposal activities	4	—	4	—	(1)
Impairment of long-lived assets	—	21	3	—	—
Restructuring and related costs	1	26	—	—	1
Public company readiness costs	42	11	1	14	8
Other operating income (expenses), net	—	1	5	—	—

Non-GAAP operating income	$783	$731	$304	$272	$297

(1)

Total share-based compensation expense, including both cash and equity settled awards, was $326 million, $26 million and $54 million for the fiscal years ended March 31, 2023, 2022 and 2021, respectively. In the fiscal year ended March 31, 2022, the equity-settled share-based compensation expense of $30 million was more than the total share-based compensation expense of $26 million due to liability-settled share-based compensation expense credits primarily attributable to executive departures. Total share-based compensation expense, including both cash and equity settled awards, was $158 million and $13 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. In the quarter ended June 30, 2022, the share-based compensation income of $7 million pertains to a decrease in fair value of certain liability-classified awards that will be settled in equity at the time of vesting. For non-GAAP purposes, we adjust for those awards that are currently liability-classified but will be equity settled after the initial public offering. Liability-classified awards are remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award is equivalent to the amount to be paid in cash or equity settled after the initial public offering.

The following is a reconciliation of Non-GAAP net income from continuing operations to Net income from continuing operations, the most directly comparable GAAP financial measure:

	For the Fiscal Year Ended March 31,			For the Fiscal Quarter Ended June 30,
(in millions)	2023	2022	2021	2023	2022
Net income from continuing operations	$524	$676	$544	$105	$225
Adjusted for:
Acquisition-related intangible asset amortization	5	9	11	1	2
Share-based compensation expense (equity settled)(1)	60	30	41	146	(7)
Costs associated with disposal activities	4	—	4	—	(1)
Gain on disposal of business	(4)	—	—	—	—
Impairment of long-lived assets	—	21	3	—	—
Restructuring and related costs	1	26	—	—	1
Public company readiness costs	42	11	1	14	8
Other operating income (expenses), net	—	1	5	—	—
(Income) loss from equity method investments, net	45	(141)	(476)	7	14

Pre-tax total non-GAAP adjustments	153	(43)	(411)	168	17

Income tax effects on non-GAAP adjustments	(20)	30	74	(27)	(6)

Non-GAAP net income from continuing operations	$657	$663	$207	$246	$236

(1)

Total share-based compensation expense, including both cash and equity settled awards, was $326 million, $26 million and $54 million for the fiscal years ended March 31, 2023, 2022 and 2021, respectively. In the fiscal year ended March 31, 2022, the equity-settled share-based compensation expense of $30 million was more than the total share-based compensation expense of $26 million due to liability-settled share-based compensation expense credits primarily attributable to executive departures. Total share-based compensation expense, including both cash and equity settled awards, was $158 million and $13 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. In the quarter ended June 30, 2022, the share-based compensation income of $7 million pertains to a decrease in fair value of certain liability-classified awards that will be settled in equity at the time of vesting. For non-GAAP purposes, we adjust for those awards that are currently liability-classified but will be equity settled after the initial public offering. Liability-classified awards are remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award is equivalent to the amount to be paid in cash or equity settled after the initial public offering.

The following is a reconciliation of Non-GAAP free cash flow to Net cash provided by operating activities, the most directly comparable GAAP cash flow measure:

	For the Fiscal Year Ended March 31,			For the Fiscal Quarter Ended June 30,
(in millions)	2023	2022	2021(1)	2023	2022
Net cash provided by (used for) operating activities	$739	$458	$1,233	$(114)	$(231)
Adjusted for:
Purchases of property and equipment	(64)	(34)	(104)	(26)	(12)
Purchases of intangible assets	(29)	(41)	(61)	—	(14)
Payment of intangible asset obligations	(40)	(37)	(38)	(10)	(11)

Non-GAAP free cash flow	$606	$346	$1,030	$(150)	$(268)

(1)	Includes a one-time $750 million non-cancellable and non-refundable prepayment from a large technology customer.

Components of Results of Operations

Total Revenue

Most of our licenses have two components: license fees and support and maintenance fees (recognized as license and other revenue) and per-chip royalties (recognized as royalty revenue). However, some licenses can have multiple payment milestones that are date-based or event-based (e.g., six months after the effective date of the contract or upon tape-out of the first chip design).

We disaggregate revenue into the following major categories:

License and Other Revenue

License and other revenue includes revenue from licensing, software development tools, design services, training, support, and all other fees that do not constitute royalty revenue. The products licensed by us consists of design information and related documentation to enable a customer to design and manufacture semiconductor chips and related technology. Over the term of a license, contractual payments can generally range from hundreds of thousands of dollars to hundreds of millions of dollars, depending on the type of license, its duration, and the type of product that is being licensed. A license may be perpetual, use-limited or time-limited in its application. Delivery (i.e., providing the customer access to the licensed products) generally occurs within a short period after executing a license agreement. In some cases, we may license products that are still under development, in which case delivery can be many months, or even years, after executing a license agreement. We generate a significant proportion of our Licensing and other revenues from a relatively small number of customers.

License fees are invoiced pursuant to an agreed schedule. Typically, the first invoice is generated upon signing of the license agreement, and licensing and other revenue is recognized upon delivery of the products. In addition to the license fees, our license agreements generally provide for customer support services, which consist of telephonic or e-mail support. Fees for customer support services are generally specified in the contract. Typically, no upgrades to the licensed products are provided, except those updates and upgrades provided on a when-and-if-available basis. Revenues from customer service support are recorded within other revenues.

Arm Flexible Access agreements provide our customers with access to a wide range of processor, graphics, and systems products, especially older and less performant products. Arm Flexible Access agreements have two components: an annual low-cost portfolio license fee payable in installments and a license fee once they have reached “tape-out,” which occurs when the final result of our customer’s semiconductor chip design incorporating our products is sent for manufacturing, at which point they decide which of our products they wish to deploy in their chip. We believe that Arm Flexible Access agreements are most suitable for smaller companies, including start-ups and business units of larger companies, that want to experiment with different configurations of our products before committing to a chip design. As of June 30, 2023, we had 214 extant Arm Flexible Access agreements with our customers, reflecting an increase of 85 from 129 as of March 31, 2021.

Arm Total Access agreements also provide our customers with access to a package of our products, including processor, graphics, and systems products. Arm Total Access customers have the option to license our most advanced processors as part of the package. Arm Total Access customers pay a periodic portfolio license fee to maintain access to our products. There are no additional fees payable by our customers under our Arm Total Access agreements upon tape-out because manufacturing design rights are included within the portfolio license fee and are reflected in the license pricing. We believe that Arm Total Access agreements are most suitable for larger, established, semiconductor companies who expect to deploy our products in a wide range of their products. As of June 30, 2023, we had 20 extant Arm Total Access agreements with our customers, reflecting an increase of 16 from 4 as of March 31, 2021.

We provide software development tools and a range of services to companies developing chips based on our products. These tools and services include, among others: (i) software development tools for engineers to write and debug software on Arm processors, (ii) design license and development services to customize technology IP tailored towards customers’ specific needs, (iii) training on our products and how to write software to utilize their functionality and capability, and (iv) support and maintenance, for which we generally require an annual fee for a minimum of one year.

Royalty Revenue

Royalties are generally either set as a percentage of the licensee’s average selling price per chip or as a fixed amount per chip. The royalty rates per chip typically reduce over time as the total volume of chips incorporating our products shipped increases; notwithstanding such reductions in royalty rates and fees per chip, license agreements with component manufacturing customers typically include a minimum royalty percentage or fee per chip. Royalty payment schedules in individual license agreements vary depending on the nature of the license and the degree of market acceptance of our products on the date the license agreement is executed. In addition, the amount of royalty payments in respect of our products can increase as the customer integrates more of our products into the chip. See “—Key Factors and Trends Affecting Our Operating Results—Ability to Provide Our Customers with More Value Per Chip” above for examples of how customers may incorporate multiple products in a single chip. License contracts require the licensee to issue royalty reports, including details of chip sales, to us on a quarterly basis.

Royalty revenue is recognized on an accrual basis in the quarter in which the customers ship chips containing our products, using an estimate based on sales trends and judgment for several key attributes, including industry estimates of expected shipments, the percentage of markets using our products, and average selling price (with a true-up in the following quarter based on actual sales data once received).

Revenues from External Customers and Related Parties

We also separately present revenues derived from contracts with our external customers and those derived from related parties. Revenues from related parties are derived from Arm China and customers in which we have an equity method investment.

Cost of Sales

Cost of sales (“COS”) is comprised primarily of the costs of providing technical support and training to our customers. Occasionally, some Research and Development costs may be classified as COS if one of our IP products is being customized as part of professional and design services. COS expenses consist primarily of employee-related expenses, project costs associated with professional services and the provision of support and maintenance to customers, along with expenses related to license development services revenue, amortization of developed technology, and allocated overhead. Employee-related expenses include salaries, bonuses, share-based compensation and associated benefits.

Research and Development

Research and development is at the heart of our business and critical to our future success. Accordingly, we have always invested, and will continue to invest, significant resources in our R&D program. Our vision to invest and develop new products is driven by our desire to maintain or increase our market share and create value for our customers. By developing and licensing innovative products, we allow our customers to focus their resources on competitive differentiation, unique to their own ability to differentiate.

We have substantially increased our R&D investment to focus on long-term returns and to replicate the strong position that we maintain in smartphones and in other markets, such as automotive, networking equipment, cloud compute and industrial IoT. Each generation of processor is typically more advanced and more complex than the previous generation, which requires increased development efforts that may be partially offset by improvements in productivity. Consequently, each year we increase our R&D investment in line with the increased development needs of the next generation of products. Engineers are in high demand and well-remunerated, and accordingly our increased R&D activity will continue to result in an increase in costs, principally driven by salaries for such technical employees and the costs of tools they need.

R&D expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in research and development functions, along with project materials costs, third-party fees paid to consultants, depreciation and amortization, allocated overhead, information technology and other development expenses. We receive government grants to compensate for certain research activities and we recognize the benefit as a reduction of the related expenses included in R&D expenses.

Selling, General and Administrative

Our engineering teams are well supported by vital selling, general and administrative functions. Selling, general and administrative expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in sales and marketing, along with corporate and administrative functions, including accounting and legal professional services fees, depreciation and amortization, advertising expenses, allocated overhead, information technology and other corporate-related expenses.

Disposal, Restructuring and Other Operating Expenses, Net

In recent years, we have invested in new systems for our commercial and finance teams to streamline our operations and create efficiencies. In March 2022, we announced a restructuring plan to align our selling, general and administrative workforce with strategic business activities. The expenses associated with this plan are included within “Disposal, restructuring and other operating expenses, net” in the consolidated income statements and consist of employee termination benefits and other related costs. Disposal expenses consist primarily of transaction costs, such as legal and professional fees, relating to various disposal activities.

Restructuring and other operating expenses consist primarily of employee termination benefits. Recognition of costs for employee termination benefits depends on whether employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period in order to receive the termination benefits, costs are recognized ratably over the applicable future service period. Otherwise, costs are recognized when the Company has committed to a restructuring plan and has communicated those actions to employees. Employee termination benefits covered by existing benefit arrangements are recognized when the Company has committed to a restructuring plan and the termination benefits are probable and estimable.

Impairment of Long-Lived Assets

Impairment of long-lived assets includes impairments recognized on certain property and equipment and acquired intangibles as a result of lower than anticipated operating results and a deterioration in projected results. For purposes of determining the impairment, we relied on the income approach utilizing discounted cash flows to arrive at fair value.

Income (loss) from Equity Investments, Net

Income (loss) from equity investments, net includes changes in the fair value of certain equity method investments for which we elect to apply fair value accounting or at the net asset value, our proportionate share of equity method investee income or loss for certain equity method investments, and gains and losses on other marketable and non-marketable securities. Our proportionate share of income or loss from equity method investments accounted for under the equity method under GAAP and is recognized in the quarter following the quarter in which such income or loss is recognized by our investee.

Interest Income, Net

Interest income consists primarily of interest received on cash and cash equivalents, short-term investments that we hold with various financial institutions, and loans receivable. Interest expense consists primarily of interest on finance leases.

Other Non-Operating Income (Loss), Net

Other non-operating income (loss), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses arising from changes in the fair value of derivative financial instruments, gains or losses on realized and unrealized foreign exchange contracts and changes in the fair value of convertible loans receivable.

Income Tax Expense

We account for income taxes using the asset and liability method under GAAP, whereby deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Income tax expense reflects income earned and taxed, in jurisdictions in which we conduct business, which mainly include U.K. and U.S. federal and state income taxes. We benefit from the U.K.’s “patent box” regime, which allows certain profits attributable to revenue from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%.

Results of Operations

The following table sets forth the components of continued operations from our consolidated income statements and such data as a percentage of total revenue on an absolute basis, for the periods indicated:

	For the Fiscal Year Ended March 31,						For the Fiscal Quarter Ended June 30,
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2021	% of revenue	2023	% of revenue	2022	% of revenue
Revenue:
Revenue from external customers	$2,025	76%	$2,219	82%	$1,579	78%	$535	79%	$524	76%
Revenue from related parties	654	24%	484	18%	448	22%	140	21%	168	24%

Total revenue	2,679	100%	2,703	100%	2,027	100%	675	100%	692	100%

Cost of sales	(106)	4%	(131)	5%	(145)	7%	(31)	5%	(25)	4%

Gross profit	2,573	96%	2,572	95%	1,882	93%	644	95%	667	96%

Operating expenses:
Research and development	(1,133)	42%	(995)	37%	(814)	40%	(337)	50%	(218)	32%
Selling, general and administrative	(762)	28%	(897)	33%	(826)	41%	(196)	29%	(153)	22%
Impairment of long-lived assets	—	0%	(21)	1%	(3)	0%	—	0%	—	0%
Disposal, restructuring and other operating expenses, net	(7)	0%	(26)	1%	—	0%	—	0%	(2)	0%

Total operating expense	(1,902)	71%	(1,939)	72%	(1,643)	81%	(533)	79%	(373)	54%

Operating income	671	25%	633	23%	239	12%	111	16%	294	42%
Income (loss) from equity investments, net	(45)	2%	141	5%	476	23%	(7)	1%	(14)	2%
Interest income, net .	42	2%	2	0%	2	0%	24	4%	2	0%
Other non-operating income (loss), net	3	0%	10	0%	(20)	1%	(1)	0%	4	1%

Income from continuing operations before income taxes	671	25%	786	29%	697	34%	127	19%	286	41%

Income tax expense	(147)	5%	(110)	4%	(153)	8%	(22)	3%	(61)	9%

Net income from continuing operations	$524	20%	$676	25%	$544	27%	$105	16%	$225	33%

Comparison of Performance for the Fiscal Quarters Ended June 30, 2023 and 2022

Total revenue

	For the Fiscal Quarter Ended June 30,				Period-Over- Period Change
(in millions, except percentages)	2023	% of Revenue	2022	% of Revenue	2023 to 2022 % Change
Revenue from external customers:	$535	79%	$524	76%	2%
License and Other Revenue	$180	27%	$147	21%	22%
Royalty Revenue	$355	53%	$377	54%	(6%)
Revenue from related parties	$140	21%	$168	24%	(17%)
License and Other Revenue	$95	14%	$111	16%	(14%)
Royalty Revenue	$45	7%	$57	8%	(21%)

Total revenue	$675	100%	$692	100%	(2%)

Total revenue was $675 million and $692 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. License and other revenue was $275 million and $258 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. The increase in license and other revenues was primarily driven by new licensing deals as well as renewals of our existing license arrangement by customers to gain access to the latest versions of our technology IPs. Royalty revenue was approximately $400 million and approximately $434 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. The decrease in royalty revenue was driven primarily by the macroeconomic slowdown and lower shipments to normalize inventory levels.

Revenue from external customers increased by $11 million during the fiscal quarter ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, driven primarily by a $33 million increase in license and other revenue, which was partially offset by a $22 million decrease in royalty revenue. Revenue from related parties decreased by $28 million during the fiscal quarter ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, primarily driven by a $16 million decrease in license and other revenue and a $12 million decrease in royalty revenue as a result of trade protection and national security policies of the U.S. and PRC governments, which adversely affected PRC semiconductor suppliers and customers.

During the fiscal quarters ended June 30, 2023 and 2022 revenue from sales to customers outside of the U.S. accounted for approximately 57% and approximately 62% of total revenue, respectively. Less than 2% of our total revenue is denominated in currencies other than U.S. dollars, and the impact of changes in foreign exchange rates on our revenues and results of operations for the fiscal quarters ended June 30, 2023 and 2022 was immaterial.

Cost of sales

	For the Fiscal Quarter Ended June 30,				Period-Over- Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2023 to 2022 % Change
Cost of sales	$(31)	5%	$(25)	4%	24%

Cost of sales were $31 million and $25 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. Cost of sales increased by $6 million during the fiscal quarter ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, primarily due to increases in employee share-based compensation, professional service fees, and activities associated with professional and design services.

Research and development

	For the Fiscal Quarter Ended June 30,				Period-Over- Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2023 to 2022 % Change
Research and development	$(337)	50%	$(218)	32%	55%

Research and development expenses were $337 million and $218 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. Research and development expenses increased by $119 million during the fiscal quarters ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, due to increased investments in next generation of products. The increase was primarily due to employee share-based compensation, salaries and related expenses due to headcount increases from hiring as well as increases in cloud engineering expenses, including cloud services, depreciation, and allocated facility overheads, partially offset by increases in research and development tax credits and gains from cash flow hedge activity.

Selling, general and administrative

	For the Fiscal Quarter Ended June 30,				Period-Over- Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2023 to 2022 % Change
Selling, general and administrative	$(196)	29%	$(153)	22%	28%

Selling, general and administrative expenses were $196 million and $153 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. Selling, general and administrative expenses increased by $43 million during the fiscal quarter ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, primarily due to increases in employee share-based compensation, public company readiness costs, professional service expenses and related charges, legal fees, and provision for current expected loss on accounts receivable and were partially offset by decreases in sales commission expenses, employee related bonus awards, lease rental costs and gains from cash flow hedge activity.

Disposal, restructuring and other operating expenses, net

	For the Fiscal Quarter Ended June 30,				Period-Over- Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2023 to 2022 % Change
Disposal, restructuring and other operating expenses, net	$—	0%	$(2)	0%	(100)%

Disposal, restructuring and other operating expenses, net were zero million and $2 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. Disposal, restructuring and other operating expenses, net decreased by $2 million for the fiscal quarter ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, primarily due to a decrease in restructuring activities. Restructuring activities were completed in the first two quarters of the fiscal year ended March 31, 2023 for the restructuring plan announced in March 2022.

Income (loss) from equity investments, net

	For the Fiscal Quarter Ended June 30,				Period-Over- Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2023 to 2022 % Change
Income (loss) from equity investments, net	$(7)	1%	$(14)	2%	(50)%

Income (loss) from equity investments, net was $7 million and $14 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. Loss from equity investments, net decreased by $7 million for the fiscal quarter ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, primarily due to a reduction in unrealized losses related to equity method investments accounted for at fair value, and non-marketable securities.

Interest income, net

	For the Fiscal Quarter Ended June 30,				Period-Over- Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2023 to 2022 % Change
Interest income, net	$24	4%	$2	0%	1,100%

Interest income, net was $24 million and $2 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. Interest income, net increased by $22 million for the fiscal quarter ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, primarily due to favorable interest rate yields recognized on short-term investments and cash equivalents.

Other non-operating income (loss), net

	For the Fiscal Quarter Ended June 30,				Period-Over- Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2023 to 2022 % Change
Other non-operating income (loss), net	$(1)	0%	$4	1%	(125)%

Other non-operating income (loss), net was $(1) million and $4 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. Other non-operating income (loss), net decreased by $5 million for the fiscal quarter ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, primarily due to realized and unrealized foreign exchanges losses, partially offset by realized and unrealized foreign exchange gains, along with fair value changes in derivative financial instruments and convertible loans receivables.

Income tax expense

	For the Fiscal Quarter Ended June 30,				Period-Over- Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2023 to 2022 % Change
Income tax expense	$(22)	3%	$(61)	9%	(64)%

For the fiscal quarters ended June 30, 2023 and 2022, income tax expense was $22 million and $61 million, respectively. The income tax expense as a percentage of income before taxes was 17% and 21% for the fiscal quarters ended June 30, 2023 and 2022, respectively.

Income tax expense decreased compared to the same period last fiscal year primarily due to lower pre-tax income and a reduction in irrecoverable overseas withholding taxes. The effective tax rate decreased compared to the same period last fiscal year primarily due to a reduction in irrecoverable overseas withholding taxes. Although the statutory rate in the United Kingdom increased to 25% from 19%, there was an increase in patent box benefit, which offset the increase.

On August 16, 2022, the Inflation Reduction Act of 2022 was enacted into U.S. law. The legislation includes a new corporate alternative minimum tax (“CAMT”) of 15% on the adjusted financial statement income (“AFSI”) of corporations with average AFSI exceeding $1.0 billion over a three-year period. The CAMT is effective for the Company for the fiscal year ending March 31, 2024. The Company has assessed the potential impact of the CAMT and does not expect the CAMT will have a material impact on the financial statements or results of operations.

Comparison of Performance for the Fiscal Years Ended March 31, 2023, 2022 and 2021

Total revenue

	For the Fiscal Year Ended March 31,						Period-Over-Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2021	% of revenue	2023 to 2022 % Change	2022 to 2021 % Change
Revenue from external customers:	$2,025	76%	$2,219	82%	$1,579	78%	(9%)	41%
License and Other Revenue	$569	21%	$902	33%	$574	28%	(37%)	57%
Royalty Revenue	$1,456	55%	$1,317	49%	$1,005	50%	11%	31%

Revenue from related parties	$654	24%	$484	18%	$448	22%	35%	8%
License and Other Revenue	$435	16%	$239	9%	$140	7%	82%	71%
Royalty Revenue	$219	8%	$245	9%	$308	15%	(11%)	(20%)

Total revenue	$2,679	100%	$2,703	100%	$2,027	100%	(1%)	33%

2023 compared to 2022

Total revenue was $2,679 million and $2,703 million for the fiscal years ended March 31, 2023 and 2022, respectively. License and other revenue was $1,004 million and $1,141 million for the fiscal years ended March 31, 2023 and 2022, respectively. The decrease in license and other revenue primarily was due to marginal decrease in size and timing of new licensing deals. License revenue may potentially be volatile across periods due to variability of large deals between fiscal years, which historically have had a large license revenue impact. Royalty revenue was approximately $1,675 million and approximately $1,562 million for the fiscal years ended March 31, 2023 and 2022, respectively. The increase in royalty revenue was driven primarily by continued organic growth as a result of higher net ASP per chip and increased adoption of our products by customers in their chips.

Revenue from external customers decreased by $194 million during the fiscal years ended March 31, 2023 as compared to the fiscal year ended March 31, 2022, driven primarily by a $333 million decrease in license and other revenue, which was partially offset by a $139 million increase in royalty revenue. Revenue from related parties increased by $170 million during the fiscal years ended March 31, 2023 as compared to the fiscal year ended March 31, 2022, primarily driven by a $196 million increase in license and other revenue, which was partially offset by a $26 million decrease in royalty revenue as a result of economic and national security issues currently ongoing in the PRC.

During the fiscal years ended March 31, 2023 and 2022, revenue from sales to customers outside of the U.S. accounted for approximately 59% and approximately 54% of total revenue, respectively. Less than 2% of our total revenue is denominated in currencies other than U.S. dollars, and the impact of changes in foreign exchange rates on our revenues and results of operations for the fiscal years ended March 31, 2023, 2022 and 2021 was immaterial.

2022 compared to 2021

Total revenue was $2,703 million and $2,027 million for the fiscal years ended March 31, 2022 and 2021, respectively. License and other revenue was $1,141 million and $714 million for the fiscal years ended March 31, 2022 and 2021, respectively. The increase in license and other revenue primarily was due to an increase in licensing revenue from three high-value license agreements and as we introduced new approaches to licensing certain of our products to provide more customers with more reasons and more ways to license. Royalty revenue was approximately $1,562 million and approximately $1,313 million for the fiscal years ended March 31, 2022 and 2021, respectively. The increase in royalty revenue was driven primarily by continued organic growth as a result of higher net ASP per chip and increased adoption of our products by customers in their chips.

Revenue from external customers increased by $640 million during the fiscal years ended March 31, 2022 as compared to the fiscal year ended March 31, 2021, driven primarily by a $328 million increase in license and other revenue and a $312 million increase in royalty revenue. Revenue from related parties increased by $36 million during the fiscal years ended March 31, 2022 as compared to the fiscal year ended March 31, 2021, primarily driven by a $99 million increase in license and other revenue, which were partially offset by a $63 million decrease in royalty revenue as a result of trade protection and national security policies of the U.S. and PRC governments, which adversely affected PRC semiconductor suppliers and customers.

During the fiscal years ended March 31, 2022 and 2021 revenues from sales to customers outside of the U.S. accounted for approximately 54% and approximately 58% of total revenue, respectively. Less than 2% of our total revenue is denominated in currencies other than U.S. dollars, and the impact of changes in foreign exchange rates on our revenues and results of operations for the fiscal years ended March 31, 2022 and 2021 was immaterial.

Cost of sales

	For the Fiscal Year Ended March 31,						Period-Over-Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2021	% of revenue	2023 to 2022 % Change	2022 to 2021 % Change
Cost of sales	$(106)	4%	$(131)	5%	$(145)	7%	(19%)	(10%)

2023 compared to 2022

Cost of sales were $106 million and $131 million for the fiscal years ended March 31, 2023 and 2022, respectively. Cost of sales decreased by $25 million during the fiscal year ended March 31, 2023 as compared to the fiscal year ended March 31, 2022, primarily due to decreases in activities associated with professional and design services, and employee and related retention awards, offset by increases in employee share-based compensation.

2022 compared to 2021

Cost of sales were $131 million and $145 million for the fiscal years ended March 31, 2022 and 2021, respectively. Cost of sales decreased by $14 million during the fiscal year ended March 31, 2022 as compared to the fiscal year ended March 31, 2021, primarily due to decreases in activities associated with professional and design services as well as a decrease in developed technology intangibles asset amortization due to certain assets coming to end of life. This decrease was partially offset by general increases in salaries and related expenses, professional services expenses, among other miscellaneous expenses.

Research and development

	For the Fiscal Year Ended March 31,						Period-Over-Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2021	% of revenue	2023 to 2022 % Change	2022 to 2021 % Change
Research and development	$(1,133)	42%	$(995)	37%	$(814)	40%	14%	22%

2023 compared to 2022

Research and development expenses were $1,133 million and $995 million for the fiscal years ended March 31, 2023 and 2022, respectively. Research and development expenses increased by $138 million during the fiscal year ended March 31, 2023 as compared to the fiscal year ended March 31, 2022, due to increased investments in next generation of products. The increase was due to general increases in salaries and related expenses and share-based compensation, increases in cloud engineering expenses, including cloud services, depreciation, and allocated facility overheads, partially offset by decreases in employee related retention awards and increases in research and development tax credits.

2022 compared to 2021

Research and development expenses were $995 million and $814 million for the fiscal years ended March 31, 2022 and 2021, respectively. Research and development expenses increased by $181 million during the fiscal year ended March 31, 2022 as compared to the fiscal year ended March 31, 2021, primarily due to general increases in salaries and related retention awards, partially offset by decreases in government research grant income from the Innovate U.K. grant due to a reduction in the relevant qualifying expenses for which the Innovate U.K. grant is intended to compensate.

Selling, general and administrative

	For the Fiscal Year Ended March 31,						Period-Over-Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2021	% of revenue	2023 to 2022 % Change	2022 to 2021 % Change
Selling, general and administrative	$(762)	28%	$(897)	33%	$(826)	41%	(15%)	9%

2023 compared to 2022

Selling, general and administrative expenses were $762 million and $897 million for the fiscal years ended March 31, 2023 and 2022, respectively. Selling, general and administrative expenses decreased by $135 million during the fiscal year ended March 31, 2023 as compared to the fiscal year ended March 31, 2022, primarily due to decreases in salaries and related expenses and employee retention awards, due in part to restructuring activities announced in March 2022, along with decreases in provisions for current expected credit losses on accounts receivable and recoveries, decreases in depreciation and amortization, general cloud service expenses, and allocated facility overheads, partially offset by increases in employee share-based compensation, public company readiness costs, professional services expenses and related charges, litigation provisions and related legal fees, travel expenses, and other miscellaneous items.

2022 compared to 2021

Selling, general and administrative expenses were $897 million and $826 million for the fiscal years ended March 31, 2022 and 2021, respectively. Selling, general and administrative expenses increased by $71 million during the fiscal year ended March 31, 2022 as compared to the fiscal year ended March 31, 2021, primarily due to general increases in salaries and related retention awards, increases in professional services expenses and related charges, cloud infrastructure costs, and provisions for current expected credit losses on accounts receivable. These increases were partially offset by decreases in acquisition related costs, depreciation and amortization and other miscellaneous items.

Impairment of long-lived assets

	For the Fiscal Year Ended March 31,						Period-Over-Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2021	% of revenue	2023 to 2022 % Change	2022 to 2021 % Change
Impairment of long-lived assets	$—	0%	$(21)	1%	$(3)	0%	(100)%	600%

2023 compared to 2022

Impairment of long-lived assets was zero and $21 million for the fiscal years ended March 31, 2023 and 2022, respectively. Impairment of long-lived assets decreased by $21 million during the fiscal year ended March 31, 2023 as compared to the fiscal year ended March 31, 2022, as there was no impairment of property and equipment or operating lease right-of-use assets in the fiscal year ended March 31, 2023.

2022 compared to 2021

Impairment of long-lived assets was $21 million and $3 million for the fiscal years ended March 31, 2022 and 2021, respectively. Impairment of long-lived assets increased by $18 million during the fiscal year ended March 31, 2022 as compared to the fiscal year ended March 31, 2021, primarily related to impairment of certain property and equipment, intangible assets and operating lease right-of-use assets.

Disposal, restructuring and other operating expenses, net

	For the Fiscal Year Ended March 31,						Period-Over-Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2021	% of revenue	2023 to 2022 % Change	2022 to 2021 % Change
Disposal, restructuring and other operating expenses, net	$(7)	0%	$(26)	1%	$—	0%	(73)%	100%

2023 compared to 2022

Disposal, restructuring and other operating expenses, net were $7 million and $26 million for the fiscal years ended March 31, 2023 and 2022, respectively. Disposal, restructuring and other operating expenses, net decreased by $19 million for the fiscal year ended March 31, 2023 as compared to the fiscal year ended March 31, 2022, primarily due to a decrease in restructuring activities, which was partially offset by an increase in disposal expenses. Restructuring activities were completed in the first two quarters of the fiscal year ended March 31, 2023 for the restructuring plan announced in March 2022.

2022 compared to 2021

Disposal, restructuring and other operating expenses, net were $26 million and zero for the fiscal years ended March 31, 2022. Disposal, restructuring and other operating expenses, net increased by $26 million for the fiscal year ended March 31, 2022 as compared to the fiscal year ended March 31, 2021, primarily due to the announcement of a restructuring plan in March 2022 to align our selling, general and administrative workforce with strategic business activities and to improve efficiencies in our operations.

Income (loss) from equity investments, net

	For the Fiscal Year Ended March 31,						Period-Over- Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2021	% of revenue	2023 to 2022 % Change	2022 to 2021 % Change
Income (loss) from equity investments, net	$(45)	2%	$141	5%	$476	23%	(132)%	(70)%

2023 compared to 2022

Income (loss) from equity investments, net was $(45) million and $141 million for the fiscal years ended March 31, 2023 and 2022, respectively. Income from equity investments, net decreased by $186 million for the fiscal year ended March 31, 2023 as compared to the fiscal year ended March 31, 2022, primarily due to unrealized losses related to equity method investments accounted for at fair value, and non-marketable securities.

2022 compared to 2021

Income from equity investments, net was $141 million and $476 million for the fiscal years ended March 31, 2022 and 2021, respectively. Income from equity investments, net decreased by $335 million for the fiscal year ended March 31, 2022 as compared to the fiscal year ended March 31, 2021, primarily due to unrealized gains related to equity method investments accounted for at fair value, and non-marketable securities.

Interest income, net

	For the Fiscal Year Ended March 31,						Period-Over-Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2021	% of revenue	2023 to 2022 % Change	2022 to 2021 % Change
Interest income, net	$42	2%	$2	0%	$2	0%	2,000%	0%

2023 compared to 2022

Interest income, net was $42 million and $2 million for the fiscal years ended March 31, 2023 and 2022. Interest income, net increased by $40 million for the fiscal year ended March 31, 2023 as compared to the fiscal year ended March 31, 2022, primarily due to favorable interest rate yields recognized on short-term investments and cash equivalents.

2022 compared to 2021

Interest income, net was $2 million for each of the fiscal years ended March 31, 2022 and 2021. No material changes in interest income or expenses were realized in the fiscal year ended March 31, 2022 as compared to the fiscal year ended March 31, 2021.

Other non-operating income (loss), net

	For the Fiscal Year Ended March 31,						Period-Over-Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2021	% of revenue	2023 to 2022 % Change	2022 to 2021 % Change
Other non-operating income (loss), net	$3	0%	$10	0%	$(20)	(1)%	(70)%	(150)%

2023 compared to 2022

Other non-operating income (loss), net was $3 million and $10 million for the fiscal years ended March 31, 2023 and 2022, respectively. Other non-operating income (loss), net decreased by $7 million for the fiscal year ended March 31, 2023 as compared to the fiscal year ended March 31, 2022, primarily due to realized and unrealized foreign exchanges gains, along with fair value changes in derivative financial instruments, convertible loans receivable, and a gain recognized upon the sale of certain net assets that meets the definition of a business, partially offset by realized and unrealized foreign exchange losses.

2022 compared to 2021

Other non-operating income (loss), net was $10 million and $(20) million for the fiscal years ended March 31, 2022 and 2021, respectively. Other non-operating income (loss), net increased by $30 million for the fiscal year ended March 31, 2022 as compared to the fiscal year ended March 31, 2021, primarily due to realized and unrealized foreign exchanges gains, along with fair value changes in derivative financial instruments and convertible loans receivable, partially offset by realized and unrealized foreign exchange losses.

Income tax expense

	For the Fiscal Year Ended March 31,						Period-Over-Period Change
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2021	% of revenue	2023 to 2022 % Change	2022 to 2021 % Change
Income tax expense	$(147)	5%	$(110)	4%	$(153)	8%	34%	(28)%

2023 compared to 2022

Income tax expense was $147 million and $110 million for the fiscal years ended March 31, 2023 and 2022, respectively. Our effective tax rate for the fiscal years ended March 31, 2023 and 2022 was 22% and 14%, respectively. In the fiscal year ended March 31, 2023, our effective tax rate increased by approximately 8%, primarily due to significant irrecoverable withholding taxes and decreased profits qualifying for the U.K. patent box regime in the fiscal year ended March 31, 2023.

2022 compared to 2021

Income tax expense was $110 million and $153 million for the fiscal years ended March 31, 2022 and 2021, respectively. Our effective tax rate for the fiscal years ended March 31, 2022 and 2021 was 14% and 22%, respectively. In the fiscal year ended March 31, 2022, our effective tax rate decreased by approximately 8%, primarily due to significant unrecoverable withholding taxes as a result of insufficient specific U.K. profits in the fiscal year ended March 31, 2021 and increased profits qualifying for the U.K. patent box regime in the fiscal year ended March 31, 2022.

Quarterly Financial Information

The following table sets forth, for each of the three-month periods indicated, selected financial data from our unaudited consolidated income statements and consolidated balance sheets. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus.

This data should be read in conjunction with our annual consolidated financial statements and unaudited consolidated interim condensed financial statements and the related notes, all of which are included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results in any future period and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year.

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
	(in millions)
Consolidated Income Statements Data:
License and Other Revenue	$233	$258	$188	$299	$259	$275
Royalty Revenue	424	434	442	425	374	400
Total revenue	657	692	630	724	633	675
Cost of sales	(37)	(25)	(25)	(29)	(27)	(31)
Gross profit	620	667	605	695	606	644
Total operating expense	(704)	(373)	(422)	(451)	(656)	(533)
Operating income (loss)	(84)	294	183	244	(50)	111
Net income (loss)	$(29)	$225	$114	$182	$3	$105
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments	$1,635	$1,354	$1,376	$1,772	$2,215	$2,049
Total assets	$6,510	$6,213	$6,256	$6,610	$6,866	$6,700
Total shareholders’ equity	$3,548	$3,748	$3,851	$4,039	$4,051	$4,221

Quarterly Trends

License and Other Revenue

License and Other Revenue increased quarter over quarter driven by continued adoption of our technology product offerings, with the exception of the second quarter and fourth quarter of the fiscal year ended March 31, 2023. The declines in those quarters were predominantly due to marginal decrease in size and timing of new licensing deals. Our deals include term license recognized at the point in time upon delivery to the customer. License revenue may potentially be volatile across periods due to variability of large deals between quarters, which historically have had a large license revenue impact.

Royalty Revenue

Royalty revenue increased quarter over quarter driven by continued organic growth as a result of higher net ASP per chip and increased adoption of our technology products by customers in their chips, with the exception of the third quarter and fourth quarter of the fiscal year ended March 31, 2023. The declines in those two quarters were primarily as a result of economic and national security issues currently ongoing in the PRC. The impact of these policies was more pronounced in the second half in comparison to the first half of the fiscal year ended March 31, 2023. We expect this volatility to continue in the fiscal year ending March 31, 2024 and beyond.

Cost of sales and Gross profit

Our quarterly cost of sales trends do not vary directly with our license and other revenue and royalty revenue. As a result, we have not experienced large fluctuations in the amount of our cost of sales from period to period. Our quarterly cost of sales expenses consist of employee-related expenses, project costs associated with professional services and the provision of support and maintenance to customers, along with expenses related to license development services revenue, amortization of developed technology, and allocated overhead.

The fluctuations in our gross profit for each of the periods presented were directly impacted by our total revenue for the same period.

Operating expense

Our operating expenses primarily consist of research and development, selling, general and administrative expenses. Personnel related expenses are the most significant component of operating expenses and consist of salaries, bonuses, stock-based compensation and associated benefits. Operating expenses also include cloud infrastructure costs and allocated overheads, amongst other items.

Total operating expenses generally increased in each of the periods presented except for the quarters ended June 30, 2023 and June 30, 2022, primarily due to increases in personnel-related expenses, share based compensation, cloud infrastructure and other related costs to support our growth.

We experienced a decrease in total operating expenses during the first quarter ended June 30, 2022 as compared to the fourth quarter ended March 31, 2022 primarily as a result of increase in bonus awards, acceleration of employee retention awards and one-time restructuring charges incurred in the fourth quarter ended March 31, 2022.

We also experienced an increase in total operating expenses in the fourth quarter ended March 31, 2023 as compared to the earlier quarters of same fiscal year primarily as a result of new grants of share-based compensation, increase in bonus awards and increase in litigation provisions, incurred in the fourth quarter ended March 31, 2023.

In the first quarter ended June 30, 2023, we experienced a decrease in total operating expenses compared to the fourth quarter ended March 31, 2023 primarily as a result of decreases in employee retention awards, share-based compensation, and litigation provisions.

We intend to continue to make significant investments in research and development as we expand our existing technology product offerings. We also intend to incur additional general and administrative expenses as a result of operating as a public company.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund our cash obligations as they become due, including requirements of our business operations, working capital requirements, capital expenditures, contractual obligations, acquisitions and investments, and other commitments. We have historically financed, and intend to continue to finance, our operations primarily through cash generated from our business operations, partially supported by government research grants and tax credits. For the fiscal quarters ended June 30, 2023 and 2022, the government research grant and tax credits benefits recognized were approximately $34 million and $24 million, respectively. For the fiscal years ended March 31, 2023, 2022 and 2021, the government research grant and tax credits benefits recognized were approximately $83 million, $84 million and $94 million, respectively. As of June 30, 2023, we had cash and cash equivalents of approximately $1,248 million and short-term investments of $801 million.

We believe that our cash and cash equivalents and short-term investments will be adequate to meet our liquidity requirements for at least the 12 months following the date of this prospectus and in the longer term. Our future capital requirements will depend on several factors, including our revenue growth, the timing and extent of spending on R&D efforts and other growth initiatives, the timing of new products and services introductions, market acceptance of our products, and overall economic conditions. We could be required, or could elect, to seek additional funding through debt or equity financing; however, additional funds may not be available on terms acceptable to us, if at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, financial condition and prospects. See “Risk Factors—Risks Relating to Our Business and Industry.”

The following table summarizes our cash flows for the periods indicated.

	For the Fiscal Year Ended March 31,			For the Fiscal Quarter Ended June 30,
(in millions)	2023	2022	2021	2023	2022
Net cash provided by (used for) operating activities	$739	$458	$1,233	$(114)	$(231)
Net cash provided by (used for) investing activities	$(138)	$(619)	$(340)	$(177)	$36
Net cash used for financing activities	$(42)	$(32)	$(789)	$(15)	$(11)
Effect of foreign exchange rate changes on cash and cash equivalents	$(9)	$(17)	$1	$—	$(10)
Net increase (decrease) in cash and cash equivalents	$550	$(210)	$105	$(306)	$(216)
Cash and cash equivalents at the beginning of the period	$1,004	$1,214	$1,109	$1,554	$1,004
Cash and cash equivalents at the end of the period	$1,554	$1,004	$1,214	$1,248	$788
Less cash from discontinued operations, end of the period	$—	$—	$(43)	$—	$—

Cash and cash equivalents from continuing operations, end of the period	$1,554	$1,004	$1,171	$1,248	$788

Net Cash Provided by (Used for) Operating Activities

Fiscal Quarter Ended June 30, 2023 compared to June 30, 2022

Net cash used for operating activities decreased by $117 million to $114 million for the fiscal quarter ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, primarily due to a decrease in net income adjusted for certain non-cash items, partially offset by changes in working capital. Changes in working capital were primarily driven by lower accounts receivable balance due to $164 million of higher collections and $42 million of lower payment of employee related bonus awards.

Fiscal Year End March 31, 2023 compared to March 31, 2022

Net cash provided by operating activities increased by $281 million to $739 million for the fiscal year ended March 31, 2023, primarily due to $713 million accounts receivable collections from Arm China, partially offset by outflow of $442 million accrued compensation and benefits relating to cash incentive awards.

Fiscal Year End March 31, 2022 compared to March 31, 2021

Net cash provided by operating activities decreased by $775 million to $458 million for the fiscal year ended March 31, 2022, primarily due to changes in working capital resulting from a one-time $750 million non-cancellable and non-refundable prepayment from a large technology customer, which was received in the fiscal year ended March 31, 2021.

Net Cash Provided by (Used for) Investing Activities

Fiscal Quarter Ended June 30, 2023 compared to June 30, 2022

Net cash used for investing activities increased by $213 million to $177 million for the fiscal quarter ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, primarily due to a $35 million increase in purchases of short-term investments and a $170 million decrease in proceeds from maturity of short-term investments.

Fiscal Year Ended March 31, 2023 compared to March 31, 2022

Net cash used for investing activities decreased by $481 million to $138 million for the fiscal year ended March 31, 2023, primarily due to $836 million proceeds from maturity of short-term investments, which was partially offset by $361 million purchases of short-term investments.

Fiscal Year Ended March 31, 2022 compared to March 31, 2021

Net cash used for investing activities increased by $279 million to $619 million for the fiscal year ended March 31, 2022, primarily due to $380 million of purchases of short-term investments and $31 million of purchases of investments in convertible loans, partially offset by a $70 million decrease in purchases of property, plant and equipment and a $42 million decrease in purchases of equity investments.

Net Cash Used for Financing Activities

Fiscal Quarter Ended June 30, 2023 compared to June 30, 2022

Net cash used for financing activities increased by $4 million to $15 million for the fiscal quarter ended June 30, 2023 as compared to the fiscal quarter ended June 30, 2022, primarily due to a $5 million payment for finance lease arrangements and partially offset by a $1 million decrease in payments of intangible asset obligations.

Fiscal Year Ended March 31, 2023 compared to March 31, 2022

Net cash used for financing activities increased by $10 million to $42 million for the fiscal year ended March 31, 2023, primarily due to $50 million proceeds from short-term debt borrowing, and offset by $43 million cash outflow associated with the distribution and sale of Treasure Data and IoTP in the fiscal year ended March 31, 2022.

Fiscal Year Ended March 31, 2022 compared to March 31, 2021

Net cash used for financing activities decreased by $757 million to $32 million for the fiscal year ended March 31, 2022, primarily due to a $750 million dividend payment to our shareholders in the fiscal year ended March 31, 2021.

Contractual Obligations and Commitments

Our material cash requirements include the following contractual and other obligations.

Leases

We have operating lease arrangements for office space, data centers, equipment and other corporate assets. As of March 31, 2023, we had lease payment obligations of $260 million, with $31 million payable within twelve months of March 31, 2023.

Existing SoftBank Group Facility

In March 2022, certain subsidiaries of SoftBank Group entered into a term loan facility with certain lenders, which was amended and upsized in June 2022, pursuant to which a subsidiary of SoftBank Group borrowed $8.5 billion, all of which remains outstanding as of the date of this prospectus. In connection with such term loan facility, a subsidiary of SoftBank Group has pledged its entire interest in us, consisting of substantially all of our ordinary shares, as collateral for the obligations under the term loan facility, and we entered into a springing guarantee and indemnity, pursuant to which we agreed to, upon the occurrence of certain triggering events, provide a guarantee to the lenders for amounts borrowed under the term loan facility. SoftBank Group has informed us that (i) it intends to repay the term loan facility prior to, or substantially concurrently with, the pricing of this offering, and (ii) at the time of such repayment, our springing guarantee and indemnity will be terminated. The repayment of the term loan facility and the release of our obligations thereunder is a condition to the closing of this offering. See “Related Party Transactions—Transactions with SoftBank Group—Existing SoftBank Group Facility” and Note 18 to our consolidated financial statements included elsewhere in this prospectus.

Restructuring

In March 2022, we announced a restructuring plan to align our workforce with strategic business activities and to improve efficiencies in our operations. As a result of the restructuring plan, we recognized a liability of $26 million, which is entirely related to estimated one-time employee termination benefit costs. The restructuring activities were substantially completed in the first two quarters of the fiscal year ended March 31, 2023.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, and expenses, and related disclosures. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty. Although we believe that the estimates and the assumptions supporting our assessments are reasonable, actual results could differ materially (either positively or negatively, as applicable) from our estimates, which could have a material effect on our consolidated financial statements.

We believe that, of our significant accounting policies, which are described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve a greater degree of management judgment and complexity. Accordingly, the following policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition, results of operations, and cash flows.

Revenue Recognition

Our revenue is derived from contracts with customers. We recognize revenue in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is to recognize revenue upon the transfer of services or products to customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services or products. We apply the five-step framework under ASC 606 to recognize revenue as described in our revenue recognition policy included in Note 1 of our consolidated financial statements included elsewhere in this prospectus.

The most critical judgments required in applying ASC 606 and our revenue recognition policy relate to the determination of distinct performance obligations, the evaluation of the standalone selling price (“SSP”) for each performance obligation and the assessment of the contract combination criteria.

Determination of distinct performance obligations

For our licensing arrangements, we grant customers the choice to acquire additional rights, goods, or services at contract inception (for example, renewals of offerings, version extensions through term renewals, additional future products, or additional usage of term license). Therefore, judgment is required in determining whether products and services are considered distinct performance obligations that should be accounted for separately. We utilize forward-looking information in identifying performance obligations for IP or their version extensions of architecture IP under development or future products and in considering if implicit promises exist in certain long-term contracts.

Evaluation of the standalone selling price for each performance obligation

Judgment is required to determine the SSP for each distinct performance obligation in the contract. Directly observable prices are generally not available for our products, so we estimate the SSP for each performance obligation by maximizing the use of observable inputs. Some of our performance obligations, such as support, maintenance services, and training services, have observable inputs that are used to determine the SSP of those distinct performance obligations. However, our licenses of products often have highly variable pricing as standalone sales are rare and pricing varies from one transaction to another. When offerings with highly variable pricing lack substantial direct costs to estimate SSP based on a cost-plus margin approach, the transaction price is allocated using the residual approach on the basis that we have identified the SSP for other performance obligations in the same contract. If two or more performance obligations have highly variable or uncertain pricing, we apply a combination of methods to estimate the SSPs, including utilizing list prices, contract prices, and effort estimates of future IP.

Assessment of contract combination criteria

In certain instances, we enter into multiple contracts with the same customer that are treated, for accounting purposes, as a single contract if the contracts are entered into at, or near, the same time and are interrelated. Judgments are required in evaluating whether various contracts are interrelated, which includes considerations as to whether they were negotiated as a package with a single commercial objective, where the amount of consideration on one contract is dependent on the performance of the other contract, or if some or all obligations in the contracts constitute a single performance obligation.

Estimates on Sales-Based Royalty Revenue Accruals

For certain license arrangements, sales-based royalties are collected on customers’ chips that incorporate our products. Royalties are set either as a percentage of the licensee’s average selling price per chip or as a fixed amount per chip. Royalties are recognized on the licensee’s sales in the period in which they ship their Arm-powered chips to their end customers. Our estimates of royalty-based accruals take into consideration the macroeconomic effects of global events, such as COVID-19, geopolitical issues (such as trade bans or wars), and natural disasters, any of which may interrupt supply chain activities as well as demand for shipments of technology products. These estimates also involve the use of historical data and judgment for several key attributes, including industry estimates of expected shipments, the percentage of markets using our products, and average selling price. Generally, our estimates represent the then-current period’s shipments for which we expect our licensees to submit royalty statements in the following quarter in accordance with our license agreements. Upon receipt of royalty statements from the licensees with the actual reporting of sales-based royalties that we previously estimated, we record a favorable or unfavorable adjustment based on the difference, if any, between estimated and actual sales. Historically, actual amounts for sales-based royalties have been materially consistent with our estimates, and no significant adjustments have been required for prior-period royalty estimates. However, we can provide no assurances that material adjustments will not be required in future periods.

Valuation of Equity Investments Measured at Fair Value

Non-marketable securities

Non-marketable securities represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises. For certain of these securities, we have elected to apply the net asset value (“NAV”) practical expedient, where NAV is the estimated fair value of the investments. For other investments, under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes resulting from the issuance of similar or identical securities in an orderly transaction by the same issuer. As of March 31, 2023 and 2022, non-marketable securities measured at NAV were $18 million and $29 million, respectively.

Determining whether an observed transaction is similar to a security within our portfolio requires judgment based on the rights and preferences of the securities. Recording upward and downward adjustments to the carrying values of equity securities as a result of observable price changes requires quantitative assessments of the fair values of equity securities held.

Equity Method Investments

Equity method investments represent strategic investments in unlisted development enterprises. For certain of these investments, we have elected to apply the fair value option. Where applicable, the NAV practical expedient has been applied. Equity method investments measured at NAV were $109 million and $107 million as of March 31, 2023 and 2022, respectively. Equity method investments measured at fair value as of March 31, 2023 and 2022 were $482 million and $524 million, respectively.

We elected the fair value option for Arm China, Acetone Limited, and Ampere Computing LLC. We initially computed the fair value for our investments, consistent with the methodology and assumptions that market participants would use in their estimates of fair value, with the assistance of a third-party valuation specialist or based on inputs provided by the investee. The fair value computation is updated on a quarterly basis. The investments are classified within Level 3 in the fair value hierarchy because we estimate the fair value of the investments using (i) the market approach based on similar transactions, (ii) the market-calibration approach based on the guideline public company method and/or (iii) probability-weighted expected return approach, and/or (iv) subject to the availability of sufficient information, the income approach based on the discounted cash flow method.

We consider numerous objective and subjective factors to determine the best estimate of fair value for our investees. These factors include forecasts, the financial condition of the investee and the prices paid for securities sold to third-party investors, if any, as well as the valuation of comparable companies.

Impairment of investments

Non-marketable equity securities under the measurement alternative are subject to periodic impairment analysis. The periodic impairment analysis considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Qualitative factors considered include the investee’s financial condition and business outlook, industry and sector performance, market for technology, operational and financing cash flow activities, and other relevant events and factors affecting the investee. When indicators of impairment exist, we prepare a quantitative assessment of the fair value of the equity investments using both the market and income approaches, which require judgment and the use of estimates, including discount rates, investee revenue and costs, and comparable market data of private and public companies, among others. During the fiscal years ended March 31, 2023, 2022 and 2021, we recognized impairments of $8 million, $3 million and $21 million, respectively, on non-marketable equity securities.

Equity method investments not measured under the fair value option are subject to periodic impairment reviews using the other-than-temporary impairment model, which considers the severity and duration of a decline in fair value below cost and our ability and intent to hold the investment for a sufficient period of time to allow for recovery. We did not recognize any impairments on equity method investments during the fiscal years ended March 31, 2023, 2022 or 2021.

Ordinary Share Valuations

Prior to this offering, given the absence of a public trading market for our ordinary shares, our Board of Directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our ordinary shares underlying RSUs and Executive Awards awarded to employees and non-executive directors as equity compensation, including:

•	contemporaneous independent third-party valuations of our ordinary shares;

•	our financial condition, results of operations, and capital resources;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions;

•	the lack of marketability of our ordinary shares;

•	our estimates of future financial performance;

•	market performance and valuations of comparable companies;

•	the hiring or loss of key personnel;

•	the status of our development, product introduction, and sales efforts;

•	industry outlook and other information, such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to our business.

To determine the fair value of our ordinary shares, we first estimated our enterprise value and then allocated that enterprise value to our ordinary shares and ordinary share equivalents. Our enterprise value was estimated using the income and market-calibration approaches.

The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market-calibration approach. The financial forecast considered our past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

The market-calibration analyzes the percent change in the enterprise values of peer companies between the prior valuation date and the current valuation date. Based on the observed market movement in the enterprise values of peer companies, a market movement factor is selected to represent the potential shift in enterprise value between the prior valuation date and the current valuation date. The selected market movement factor is applied to the indicated value as of the prior valuation date.

Share-based Compensation

We expense share-based compensation over the requisite service periods of the awards, which generally is equivalent to the vesting term. Compensation expense is recorded only for those awards that are expected to vest. The fair value of RSUs is determined on the date of grant and at the end of each reporting period using Monte Carlo simulations or the discounted cash flow approach. The fair value of phantom shares is determined based on the share price of our ultimate parent, SoftBank Group. We classify awards that can and will be settled in cash as liabilities in our consolidated balance sheets. Certain RSUs and all of phantom shares are liability-classified and are remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award is equivalent to the amount to be paid in cash.

Restricted Share Units (RSUs)—2019 AEP and 2019 EIP

RSUs are granted to both employees and certain of our executive officers and vesting is subject to continuous service, the achievement of market condition targets, and are contingent upon the occurrence of various events comprising a change in control, an initial public offering, or the passage of time. RSUs vest on the earliest to occur of (1) our initial public offering or six months following our initial public offering (as applicable), (2) the acquisition of more than 50% of the voting power of our shares, or the sale of the Company or another change in control event, and (3) March 9, 2026. The vesting of certain RSUs may be subject to market condition targets, and the remuneration committee has discretion to settle vested RSUs with shares or cash. If no change in control or initial public offering were to occur before December 31, 2025, the remuneration committee would have discretion to settle each RSU in cash, subject to achievement of certain market condition targets. The market condition targets are related to our valuation upon change in control, initial public offering, or passage of time.

The weighted average fair value of the 2019 AEP RSUs was measured at each reporting date using the Monte Carlo simulation model. The Monte Carlo simulation model simulates our equity value at an assumed listing exit event in order to determine the RSU vesting percentage. The model simulates the RSU vesting percentage over one million iterations, and the average of all iterations is the fair value of an RSU. The model then discounts the future value of RSU at the assumed listing exit event date back to the valuation date based on the risk-free rate. The Monte Carlo simulation model incorporates various assumptions such as expected share price volatility until a liquidity event, expected dividend yield, risk-free interest rate, and expected time to an initial public offering.

The fair value of the 2019 EIP RSUs was estimated using the income approach and market-calibration approach based on comparable publicly traded companies in similar lines of businesses. Cash flow assumptions used in the income approach consider historical and forecasted revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and other relevant factors.

For the fiscal year ended March 31, 2023, the Company paid $15.9 million in relation to the modification of 2019 AEP RSUs that had vesting conditions accelerated pursuant to restructuring activities, of which $11.8 million of share-based compensation cost was recognized in the current year. We did not have any payments arising from normal course vesting events for liability-classified RSU awards for the fiscal years ended March 31, 2023, 2022 and 2021. All awards under the 2019 AEP will vest on the 180th day following the completion of this offering subject to the achievement of certain market condition targets and continued service by employees. Upon completion of this offering, all RSUs under the 2019 EIP will vest and our intent is to settle those RSUs in shares instead of cash. This will result in a change to the classification of the RSUs at that time from liability-classified to equity-classified awards. Upon completion of this offering, we expect to recognize incremental and accelerated share-based compensation expense of approximately $273.0 million for which the service-based vesting condition was satisfied or partially satisfied as of September 1, 2023.

The 2022 RSU Plan

In June 2022, the 2022 RSU Plan was established to grant RSUs to all employees of the Company (“All Employee Awards”). Employees may elect not to participate in the plan. The RSUs vest in tranches, require continuous service through the vesting date and are subject to graded vesting over time. We recognize share-based compensation cost using the straight-line method over the service period of the award except for performance grants with specific performance criteria, net of estimated forfeitures. The 2022 RSU Plan provides vesting schedules applicable prior to an initial public offering and after an initial public offering. For all periods presented, an initial public offering is generally not considered probable until it has occurred. Accordingly, the RSUs are currently probable of vesting based on the vesting schedule applicable prior to an initial public offering over a three-year period.

The 2022 RSU Plan allows for either cash or share settlement of the RSUs by tranche at the discretion of the Company’s remuneration committee. At the time of issuance, we intended to settle all tranches of the RSUs in shares at the vesting date and such RSUs were accounted for as equity-classified awards. In November 2022, the Company determined that it would settle the first tranche of the All Employee Awards outstanding that vest in March 2023 and May 2023 by paying cash instead of issuing shares. The Company accounted for this change as a modification and reclassified the affected portion of the award from equity to liability and will remeasure the awards at fair value at each reporting period through the date of settlement. These RSUs neither carry rights to dividends nor voting rights until the shares are issued or transferred to the recipient. Awards are forfeited if an employee leaves the Company before the RSUs vest.

We also granted additional awards under the 2022 RSU Plan to new hires starting in September 2022 (“New Starter Awards”). The New Starter Awards share substantially the same terms as the existing RSUs for All Employee Awards with changes limited to the vesting schedules. The New Starter Awards require continuous service through the vesting date. In addition to the New Starter Awards, we also granted RSUs to all employees and new hires of our subsidiary, Arm Israel, starting in February 2023 (the “Israel Awards”). The Israel Awards have substantially the same terms as the existing RSUs for All Employee Awards and New Starter Awards with changes limited to the vesting schedules. The Israel Awards require continuous service through the vesting date.

We used the income approach and market-calibration approach based on comparable publicly traded companies in similar lines of businesses to measure the fair value of the All Employee Awards. The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market-calibration approach. The financial forecast considered the Company’s past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact the business.

The market-calibration approach analyzes the percent change in the enterprise values of peer companies between the prior valuation date and the current valuation date. Based on the observed market movement in the enterprise values of peer companies, a market movement factor is selected to represent the potential shift in enterprise value between the prior valuation date and the current valuation date. The selected market movement factor is applied to the indicated value as of the prior valuation date.

We did not have any payments arising from normal course vesting events for the liability or equity-classified RSU awards for the fiscal year ended March 31, 2023. Upon the completion of this offering, the All Employee Awards will be accounted for using the vesting schedules applicable after an initial public offering, which will result in an acceleration of compensation cost. It is our intent to continue to settle the RSUs in shares. Upon completion of this offering, we expect to recognize accelerated share-based compensation cost of approximately $6.2 million for which the service-based vesting condition was satisfied or partially satisfied as of September 1, 2023.

Executive Awards Granted under the 2022 RSU Plan—Executive Awards

In November 2022, the Company issued two types of executive awards (the “Annual Awards” and “One-time Launch Awards”) under the 2022 RSU Plan to certain of our executive officers (collectively, the “Executive Awards”). These Executive Awards under the 2022 RSU Plan have total award values based on fixed monetary amounts known at inception and do not carry rights to dividends nor voting rights. The Executive Awards entitle participants to a fixed amount of cash or, upon the occurrence of a change in control or an initial public offering, ordinary shares of the Company at the discretion of our remuneration committee. Executive Awards are liability-classified and remeasured at the end of each reporting period through the date of settlement so that the expense recognized for each award is equivalent to the amount to be paid in cash.

One-time Launch Awards vest in tranches and require continuous service through the vesting dates and are subject to graded vesting over a period of three years. The Company also granted One-time Launch Awards with customized vesting schedules to certain of our executive officers with a potential fixed monetary amount of

$55.0 million at the grant date. These customized awards vest upon (1) the occurrence of one of various events comprising a change in control of the Company, (2) an initial public offering, and (3) March 9, 2026. For more information about awards that vest at the completion of this offering, see “Management and Executive Remuneration—Awards Vesting at the Completion of this Offering.”

Annual Awards include a portion that vests over a three-year continuous service period and/or another portion that is subject to continuous service and satisfaction of certain Company performance conditions. The time-based portion of the Annual Awards vest over a three-year period. The Annual Awards that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of original fixed monetary amount of the award depending on the achievement of annual performance metrics.

Upon an initial public offering each Executive Award will vest and, at the discretion of the remuneration committee, be settled by a variable number of shares based on the initial public offering price per ADS. As of March 31, 2023, awards were expected to settle in cash at the vesting date. Awards are forfeited if an employee leaves the Company before the awards vest.

We did not have any payments arising from normal course vesting events for the liability-classified Executive Awards for the fiscal year ended March 31, 2023. Upon the completion of this offering, it is our intent to settle the Executive Awards in shares. This will result in a change to the classification of the Executive Awards at that time from liability-classified to equity-classified awards. Upon completion of this offering, we expect to recognize accelerated share-based compensation cost of approximately $16.4 million for which the service-based vesting condition was satisfied or partially satisfied as of September 1, 2023.

Impairment of Goodwill

Goodwill is recorded as the excess of consideration transferred over the acquisition-date fair values of assets acquired and liabilities assumed. We have identified one reporting unit. We perform an annual impairment assessment in the fourth fiscal quarter or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment of the reporting unit’s goodwill. If our assessment concludes that it is more likely than not that the fair value is more than its carrying value of our reporting unit, goodwill is not considered impaired and we are not required to perform the quantitative goodwill impairment test.

If our impairment assessment concludes that it is more likely than not that the fair value is less than its carrying value, we perform the quantitative goodwill impairment test, which compares the fair value of the reporting unit to its carrying value. Impairments, if any, are based on the excess of the carrying amount over the fair value. Our goodwill impairment test considers the income method and/or market method to estimate a reporting unit’s fair value. Significant judgments are required in assessing impairment of goodwill include the identification of reporting units, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value, whether an impairment exists and if so the amount of that impairment.

We completed our annual goodwill impairment test in the fourth quarter of the fiscal years ended March 31, 2023, 2022 and 2021. It was determined, after performing a qualitative review, that it is not more likely than not that the fair value of our single reporting unit was less than its carrying amount. Accordingly, there was no indication of impairment, and the quantitative goodwill impairment test was not performed.

Income Taxes

We are subject to income taxes in the United Kingdom and other foreign jurisdictions. We account for deferred taxes by using the asset and liability method under GAAP. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease the allowance in a period, we recognize the change in the allowance within “Income tax expense” in the consolidated income statement. Unforeseen changes in tax rates and tax laws, as well as differences in the projected taxable income as compared to actual taxable income, may affect these estimates.

The provision for income taxes includes the impact of reserve provisions and changes to reserves as well as the related net interest and penalties. In addition, we are subject to the continuous examination of our income tax returns by the United Kingdom and other tax authorities that may assert assessments against us. We regularly assess the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of our provision for income taxes.

Recent Accounting Pronouncements

For a summary of recent accounting pronouncements and the anticipated effects on our consolidated financial statements, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for additional details.

Interest Rate Risk

We are exposed to interest rate risk arising on interest-bearing assets that we hold, including cash and cash equivalents, short-term investments, and loans receivable. As of June 30, 2023, a hypothetical 1% increase or decrease in interest rates would have an approximate $14 million (positive or negative, as applicable) impact on our operating results in the consolidated financial statements for the fiscal quarter ended June 30, 2023.

Foreign Currency Exchange Risk

We are exposed to foreign exchange risk in respect of our revenues and expenses where our revenues and expenses are denominated in a currency other than the functional currency of the transacting entity. We mitigate a proportion of this risk through the use of currency forward contracts.

Translational exposure arises on the revaluation of net investments in the consolidated financial statements, where these are not denominated in U.S. dollars and on loans to subsidiaries in currencies other than our functional currency. As of June 30, 2023, a hypothetical 10% increase or decrease in the relative value of U.S. dollars to British pound sterling would have an approximate $19 million (positive or negative, as applicable) effect on our operating results in the consolidated financial statements for the fiscal quarter ended June 30, 2023.

BUSINESS

Our North Star

Building the future of computing, on Arm. Together. For everyone.

Our Company

Arm is defining the future of computing. Semiconductor technology has become one of the world’s most critical resources, as it enables all electronic devices today. At the heart of these devices is the CPU, and Arm is the industry leader of CPUs. We architect, develop, and license high-performance, low-cost, and energy-efficient CPU products and related technology, on which many of the world’s leading semiconductor companies and OEMs rely to develop their products. Our energy-efficient CPUs have enabled advanced computing in greater than 99% of the world’s smartphones, for the year ended December 31, 2022, and more than 250 billion chips, cumulatively, powering everything from the tiniest of sensors to the most powerful supercomputers. Today, Arm CPUs run the vast majority of the world’s software, including the operating systems and applications for smartphones, tablets and personal computers, data centers and networking equipment, and vehicles, as well as the embedded operating systems in devices such as smartwatches, thermostats, drones and industrial robotics. We estimate that approximately 70% of the world’s population uses Arm-based products, and the scale of Arm’s reach continues to expand, with more than 30 billion Arm-based chips reported as shipped in the fiscal year ended March 31, 2023 alone, representing an approximately 70% increase since the fiscal year ended March 31, 2016.

Today, any company can make a modern computer chip through the unique combination of our energy-efficient CPU IP and related technologies and our unmatched ecosystem of technology partners, and do it cost effectively due to our flexible business model. Each CPU product can be licensed to multiple companies, leading to economies of scale that allow us to charge each licensee only a fraction of what it would cost them to develop internally, while minimizing their risk and time-to-market. With the complexity of CPU design increasing exponentially, over the past decade no company has successfully designed a modern CPU from scratch. We have been innovating at the forefront of compute technology for decades and have established important relationships with the companies driving the future of computing across multiple industries. More than 260 companies reported that they had shipped Arm-based chips in the fiscal year ended March 31, 2023, including the largest technology companies globally (such as Amazon AWS and Alphabet), major semiconductor chip vendors (such as AMD, Intel, MediaTek, NVIDIA, Qualcomm and Samsung), automotive industry incumbents, leading auto suppliers, IoT innovators, and more.

The exponential rise in smart devices in both consumer and enterprise markets has increased the demand for chips that provide more computational capability while optimizing energy efficiency. Thirty years ago, the PC was the only computer with which most people would interact at home, work, or school. Then, mobile phones became computers in our pockets and digital TVs became computers in our living rooms. Now, vehicles are effectively computers on wheels, and servers and networking equipment are the computers that connect devices and services together. Additionally, there are billions of tiny low-cost devices – from sensors to electric motor controllers – that are now functionally computers, as well. Each of these computers needs at least one CPU, and in many cases more than one. This trend has driven the dramatic growth of Arm-based chips over the past several years.

Our creation of the Arm CPU architecture, the world’s most widely used CPU architecture, has resulted in the proliferation and evolution of computers as people know them today, advancing a paradigm of increasing compute performance coupled with industry-leading power efficiency. We enabled the mobile phone and smartphone revolution, and through our focus on energy efficiency and our history of continuous innovation, we have enabled new categories of “smart” consumer electronics. Today, we are redefining what is possible in industries such as cloud computing, automotive, and IoT. Energy efficiency is not only important for business, but it is also a critical component in achieving sustainability for our planet. This makes Arm CPU technology ideal for current and future computing applications as the demands for compute performance are growing exponentially while the need for low power remains critical.

Every CPU has an ISA, which defines the software instructions that can be executed by the CPU, essentially a common language for software developers to use. The ISA sets the foundation for a large library of compatible software which runs on those CPUs. As the Arm CPU is the most popular and pervasive CPU in history, the Arm ISA is also the most popular and pervasive ISA in history. This means that Arm-based chips have a global community of software developers familiar with how to program the CPU. Chip designers utilizing the Arm CPU can add desired functionality (Wi-Fi connectivity, image processing, video processing, etc.) to create an SoC to meet the needs of any end market.

Our primary product offerings are leading CPU products that address diverse performance, power, and cost requirements. Complementary products such as GPUs, System IP, and compute platforms are also available and enable high-performance, efficient, reliable, system-level creation for a wide range of increasingly sophisticated devices and applications. Our development tools and robust software ecosystem have further solidified our position as the world’s most widely adopted processor architecture and have created a virtuous cycle of adoption, which means that software developers write software for Arm-based devices because it offers the biggest market for their products, and chip designers choose Arm processors because they have the broadest support of software applications.

This combination of pervasiveness and ease of portability has resulted in our CPU designs having the world’s richest software ecosystem, built in partnership with the leading operating systems providers (including Google Android, Microsoft Windows and all major Linux distributions), software tools and game engine vendors (such as EA, Unity and Epic Games), and application developers. We also support a flourishing ecosystem of third-party tool vendors for embedded software and a vibrant IoT ecosystem. Open-source software plays a vital role in the success of Arm-based chips, and we are committed to contributing to open-source software and tools to ensure our offerings are optimized for the latest technologies.

As the world moves increasingly towards AI- and ML-enabled computing, Arm will be central to this transition. Arm CPUs already run AI and ML workloads in billions of devices, including smartphones, cameras, digital TVs, cars and cloud data centers. The CPU is vital in all AI systems, whether it is handling the AI workload entirely or in combination with a co-processor, such as a GPU or an NPU. In the emerging area of large language models, generative AI and autonomous driving, there will be a heightened emphasis on the low power acceleration of these algorithms. In our latest ISA, CPUs, and GPUs, we have added new functionality and instructions to accelerate future AI and ML algorithms. We are working with leading companies such as Alphabet, Cruise, Mercedes-Benz, Meta and NVIDIA to deploy Arm technology to run AI workloads.

Arm had 5,963 full-time employees across North America, Europe and Asia as of March 31, 2023. We are an engineering-first company, with approximately 80% of our global employees, as of March 31, 2023, focused on research, design, and technical innovation, and we have global operations and research and development centers in the U.K, Europe, North America, India, and Asia-Pacific. Our headquarters are located in Cambridge, U.K.

For the fiscal year ended March 31, 2023, our total revenue was relatively flat at $2,679 million, as compared to $2,703 million in the fiscal year ended March 31, 2022. In the fiscal year ended March 31, 2023, as a percentage of total revenue our gross profit margin was 96% and operating income margin was 25%. In the fiscal year ended March 31, 2023, we generated net income from continuing operations of $524 million (Non-GAAP net income from continuing operations of $657 million), compared to $676 million (Non-GAAP net income from continuing operations of $663 million) in the fiscal year ended March 31, 2022.

For the fiscal-year ended March 31, 2022, our total revenue grew by 33%, to $2,703 million, from $2,027 million in the fiscal year ended March 31, 2021. In the fiscal year ended March 31, 2022, as a percentage of total revenue, our gross profit margin was 95% and operating income margin was 23% compared to 93% and 12%, respectively, in the fiscal year ended March 31, 2021. In the fiscal year ended March 31, 2022, we generated net income from continuing operations of $676 million (Non-GAAP net income from continuing operations of $663 million), compared to $544 million (Non-GAAP net income from continuing operations of $207 million) in the fiscal year ended March 31, 2021.

Our Journey

History

Established in 1990, Arm began as a joint venture between Acorn Computers, Apple Computer, and VLSI Technology. We were publicly listed on the London Stock Exchange and the Nasdaq Stock Market from 1998 until 2016, when we were taken private by SoftBank Group, our controlling shareholder.

The original joint venture set out to develop a processor that was high performance, power efficient, easy to program, and readily scalable – a goal that continues to define Arm today. One of the first Arm-based products was a predecessor of today’s tablets. As a battery-powered device, it required an energy-efficient chip to maximize its battery life while providing the necessary compute capabilities. This product benefited from Arm’s clear focus on efficient CPU design. Our CPUs initially gained significant traction in mobile phones in the mid-1990s because our energy-efficient processors provided an appropriate level of performance while consuming little power, which was critical for these smaller form factor devices. As the mobile phone market continued to grow rapidly, more semiconductor companies entered the market. All these companies needed to source high-performance, energy-efficient processors to run their mobile phone software, and many of them licensed Arm CPU products. Over time, mobile phones, and the chips they used, became more advanced and ultimately evolved into the smartphones that are prevalent today. The Arm CPU proved to be critical in enabling the smartphone revolution.

The mobile phone was one of the first consumer electronic devices to evolve into an intelligent, connected, digital device that needed a smart processor to run a growing library of software. With the help of Arm technology, many more devices such as televisions, watches, washing machines, cameras, factory equipment, and others are undergoing the same revolution.

Strategic Evolution

Since becoming a private company in 2016, we have made significant investments to further develop and market our products to build on our success in powering the world’s smartphones and other consumer electronic devices. We have focused in recent years on making Arm the ubiquitous provider of compute technology in all market segments by expanding into new markets, including, but not limited to, cloud computing, networking, automotive, and IoT, most of which have strong secular tailwinds. Our investments have resulted in a diversified business with more durable growth.

Key elements of our evolution included:

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Creating a Market-Led Business with Products Optimized for Specific Verticals. We have developed multiple product families, each optimized for markets such as smartphones, cloud computing, networking, automotive and IoT.

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Building the New Armv9 Architecture. Leveraging the progress made by previous generations of our products, we embarked on the development of the Armv9 architecture, the ninth version of the Arm ISA. Today, the Armv9 architecture powers CPUs that offer improved security and performance across various applications. Consequently, the Armv9 architecture has the potential to drive our royalty opportunity per device even higher.

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Broadening our Compute Platforms. We have curated, integrated, and optimized our CPU and system-design components together into foundational compute platforms to deliver best-in-class performance and energy efficiency for our customers.

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Expanding our Value Proposition for Customers. As building chips using the most advanced manufacturing processes became more complex and more costly, the opportunity to expand our product offerings to our customers increased. As a result, we have created more advanced and optimized CPU products that enable us to provide more value to our customers by giving their devices more functionality and more performance while using less power and at lower cost.

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Introducing New Licensing Models with Increased Focus on Maximizing Royalty Opportunities. By licensing a portfolio of Arm products (rather than licensing a single CPU product or other technology design), we have made it easier and more compelling for customers to access and utilize more Arm products, further broadening our potential customer base and end market penetration. Our licensing models provide greater flexibility to our customers and maximize our opportunities to secure more design wins for our products, which results in greater opportunities to increase our recurring royalty revenue.

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Diversifying and Deepening our Relationships with Market Leaders. We have established close partnerships with leading companies across all of our target markets, including, among others, Apple, OPPO, Samsung, vivo and Xiaomi in mobile computing, Amazon AWS and Alibaba in cloud compute, Cruise and Mercedes-Benz in advanced automotive, and Raspberry Pi, Schneider Electric and Siemens in industrial IoT. Further, we have entered into a new long-term agreement with Apple that extends beyond 2040, continuing our longstanding relationship of collaboration with Apple and Apple’s access to the Arm architecture.

Industry Background

Semiconductors are indispensable to everyday life. In today’s technology-driven world, semiconductors are the enablers of the devices and infrastructure that facilitate virtually everything people do, such as making a phone call, sending an email, storing files in the cloud, streaming videos, or traveling by car, train, or plane. Almost all of the products and services people use every day rely on semiconductors. Manufacturing, logistics, city infrastructure, and building management also increasingly build their processes and services around semiconductor-enabled devices. As consumers and enterprises continue to demand more from their devices, the pervasiveness of high-performance and energy-efficient semiconductors will continue to expand. We believe there are several key trends driving the growth and evolution of the semiconductor industry.

Proliferation of Smart, Connected Devices Supporting an Increasingly Digital World

The world is becoming increasingly digital with the proliferation of smart, connected devices, such as smartphones, wearables, PCs, tablets, and other electronic devices. Even everyday products like washing machines, thermostats, and utility meters are becoming more advanced. According to Deloitte’s 2022 Connectivity and Mobile Trends Survey, the average U.S. household had 22 connected devices in 2022, doubling from 11 devices in 2019. The market trend to make nearly all products smart and connected is not just limited to consumer electronics, but is also driving a wave of innovation across a broad range of end markets and use cases. For example, vehicles are effectively transforming into computers on wheels, factory floors are becoming increasingly automated with robotics, and retail shopping is evolving with the help of cashier-less checkout technology.

Increased Need for High-Performance, Power-Efficient Compute

The massive expansion of data, advanced software applications, and AI are driving the need for high-performance compute capabilities. To address increasingly complex workloads, a key approach has been to increase the speed of a CPU and expand the number of processor cores per chip. For example, core count increased by approximately tenfold between 2010 and 2022 for many smartphone application processors and by more than 30 times over the same period for certain data center server chips. Moreover, the number of cores per “high end” Arm-based chip has increased from 8 in 2016 to 192 in 2023. Solely running an existing chip faster may deliver more compute performance, but increasing performance in this way results in higher energy costs, and may cause thermal limits to be exceeded. For example, individual servers are limited by their ability to dissipate heat energy, while whole data centers are limited by how much electricity is available to them. Mobile devices are limited by the energy stored in their batteries, while their instantaneous power is limited by thermal constraints. Furthermore, the transition to electric vehicles is increasing pressure on automakers to consider the power consumption and thermal management of vehicle electronics. In addition, enterprises are increasingly mindful of environmental sustainability, which is driving a need for more efficient alternatives to offset the continued growth in data centers and other compute deployments. According to McKinsey, the energy usage from data centers is expected to increase two times by the end of 2030 relative to 2022 levels. Collectively, these considerations result in the need for innovation in chip design to address market demands for an optimal balance of performance, efficiency, size, and cost across end markets.

Increasing Complexity and Cost of Designing Leading-Edge Solutions

The resources required to develop leading-edge products are significant and continue to increase exponentially as manufacturing process nodes shrink. According to IBS, IC design costs were approximately $249 million for a 7nm chip and approximately $725 million for a 2nm chip, representing approximately a three-times increase in design cost as compared to a 7nm chip. Design partners play an increasingly valuable role in the chip design process by providing specialized capabilities and expertise that enable semiconductor suppliers to focus on their core product differentiation, while keeping pace with market innovation. Design partners facilitate innovation and enhance customers’ competitive positioning by reducing the complexity, risk, and cost of a significant part of the development cycle. For example, to design a 2nm chip, IBS estimates that the software development, verification, and IP qualification is 71% of the overall cost. In addition, design partners, like Arm, that can demonstrate a deep understanding of their customers’ workloads are better positioned to integrate themselves into their customers’ workflows, further expanding their value proposition over time.

Source: IBS July 2022.

Growth of In-House Development and Custom Silicon Chips

Many OEMs today utilize “off-the-shelf,” or “merchant,” semiconductors when building their product offerings. However, this approach can introduce compromises. For example, an OEM may use a chip that includes features that are irrelevant for its use case, at the expense of performance and cost efficiency. Similarly, an OEM may need a chip that incorporates features not otherwise available from a merchant supplier. As a result, leading OEMs are increasingly looking to build custom chips in-house that deliver greater performance and greater efficiency at an equal or better price for a particular use case. The successes of Arm-based products such as Amazon AWS’ Graviton, deployed across Amazon AWS data centers globally, have demonstrated the opportunity to create a sustainable competitive advantage through this approach. For example, Amazon AWS claims that Graviton delivers up to 40% better price performance over comparable x86-based systems. This trend of increasing use of in-house developed solutions has significantly expanded the opportunity for Arm.

Our Solution

We provide the most pervasive CPU architecture in the world. The key elements of our solution include:

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Arm CPUs. The foundation of our product offerings is our market-leading CPU products. Our CPU products leverage our common scalable ISA and address the widest range of performance, power, and cost requirements.

•	Other Design Offerings. We have a portfolio of products that are deployed alongside our CPUs, including:

•	Graphics Processing Units. We offer a family of GPU products providing an optimal visual experience across a wide range of devices.

•	System IP. Complementary design components that enable designers to create high-performance, power-efficient, reliable, and secure chips.

•	Compute Platform Products. Arm’s CPU, GPU, and System IP products integrate into a foundational compute platform optimized for a specific end market.

•	Development Tools and Software. Our tools and software support the development and deployment of our offerings.

We continue to expand the scope of our product offerings, investing in more holistic, end-market optimized designs, expanding beyond individual design IP to providing subsystem designs. Given the complexities of developing chips using the most advanced manufacturing processes, we are making significant investments to better support the increasing number of OEMs looking to develop their own customized chips.

In addition, we have cultivated a broad ecosystem of third-party hardware and software partners to support our customers. Our partners include leading semiconductor technology suppliers, including foundries (such as Global Foundries, Intel’s Foundry Services business, TSMC and UMC) and EDA vendors (such as Cadence, Synopsys and Siemens). We also invest in our software ecosystem and work closely with firmware and operating system vendors (such as Amazon AWS, Canonical, Google, Microsoft, RedHat, VMware and Wind River), game engine vendors (such as Unity and Epic Games), software tool providers (such as Green Hills, IAR and Lauterbach), and application software developers (such as Adobe, EA, King and Microsoft).

Our solution, combined with the breadth of our software ecosystem and the millions of chip design engineers and software developers that utilize it, has created a virtuous cycle of adoption, which means that software developers write software for Arm-based devices because it offers the biggest market for their products, and chip designers choose Arm processors because they have the broadest support of software applications.

We believe that the primary customer benefits of our solution include:

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Ability to Optimize for Performance, Power and Area (PPA). Arm’s flexible and modular design IP enables customers to build chips optimized for the PPA requirements for a specific use case or end market. A battery-powered device such as a smartphone has a different PPA requirement versus a high-performance cloud server or an IoT sensor. By developing a wide range of CPU and related technologies, Arm can provide a CPU optimized for various use cases to reduce both energy consumption and area (with area being a key driver of the ultimate cost of a chip).

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Alignment with the Semiconductor Industry’s Technology Roadmap. As leading-edge manufacturing processes continue to progress towards smaller transistors, developing chips is becoming harder and more costly, requiring more engineering time and effort. To further reduce our customers’ costs and to help de-risk their product development efforts, we combine our CPU products and SoC knowledge with our deep understanding of our ecosystem partners’ design tools and manufacturing processes to provide processor products that not only optimize for power and performance, but also accelerate time to market for our customers. In addition, through our deep customer and partner relationships, we have unique visibility into the future requirements of end markets as far as 10 years out, which informs the development of our products to ensure that our products meet or exceed future market needs.

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Reduced Design Risk and Cost. Our solution allows customers to build optimized chips, while reducing their design execution risk and their internal development costs. We generally expect to license our products to multiple customers, enabling us to completely cover the cost of developing new Arm products by charging each licensee only a portion of the total development costs. We invest significant time, resources and effort in the design and verification of each processor and work closely with our partners to ensure a standard of excellence in the processor products we deliver to our customers.

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Incorporation of AI and ML Acceleration in Every Processor We Design. Using an AI or ML algorithm is just another way of programming the software needed to run a chip, and we expect that AI and ML algorithms will complement the software used by most chips in the future, from high-end super computers to tiny, remote sensors. Arm processors run AI and ML workloads, and every smartphone currently in the market efficiently runs AI inference applications, such as voice recognition and applying filters to digital images. To ensure that software developers can efficiently run the AI and ML workloads, each generation of our processors is designed to accelerate key parts of algorithms that will be used in future applications.

Our Market Opportunity

We define our TAM to include all chips that can contain a processor and, therefore, our TAM includes the main controller chips in smartphones, PCs, digital TVs, servers, vehicles and networking equipment. Our TAM excludes chips that are unlikely to contain a processor, such as memory and analog chips.

For the calendar year ended December 31, 2022, we estimate that our TAM was approximately $202.5 billion and we forecast that our TAM will grow at a CAGR of 6.8% to approximately $246.6 billion by the end of the calendar year ending December 31, 2025. We estimate that the aggregate value of chips containing Arm technology was approximately $98.9 billion in the calendar year ended December 31, 2022, representing an approximate 48.9% market share as compared to an approximate 42.3% market share as of December 31, 2020. We estimate that our royalty revenue as of December 31, 2022 represented approximately 1.7% of the industry TAM containing Arm-based chips. We expect that the cost and complexity of chip design will continue to increase, and that we will be able to contribute a greater proportion of the technology included in each chip, resulting in our royalties comprising a greater proportion of each chip’s total value. Our calculation of TAM is based on a combination of third-party sources, customer reports and our own internal assessments and judgment.

Our royalty revenue from the mobile applications processors and other mobile chips markets constituted 43% of our total royalty revenue for the fiscal year ended March 31, 2023. The remainder of our royalty revenue for the fiscal year ended March 31, 2023 was derived from the other markets discussed below.

Mobile Applications Processor

The mobile applications processor is the primary chip in a smartphone and runs the operating system and applications in addition to controlling many of the device functions, including gaming, music, video, and any other applications. While high compute performance is required for today’s applications, processors also must be highly energy efficient so that the smartphone’s battery will last all day without needing to be recharged. We expect the mobile applications processor market to grow from approximately $29.9 billion in the calendar year ended December 31, 2022 to approximately $36.0 billion in the calendar year ending December 31, 2025, representing a CAGR of 6.4% over that period. We have maintained market share in the mobile applications processor market of greater than 99% for many years, by virtue of all key mobile operating systems, including Android, depending on Arm processors.

We expect the value of the market for mobile applications processors to continue to grow, particularly in light of several smartphone usage trends that are increasing the need for high-performance processing capabilities:

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5G Modems: Many smartphones are now built with 5G technology, which enables new data-intensive applications for the smartphone, driving the need for even greater performance while maintaining or improving energy efficiency to address the thermal constraints of small form factors.

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Mobile Gaming: According to International Data Corporation (“IDC”), mobile gaming represented 61% of the overall gaming market in 2022. A number of the latest smartphones include Arm’s latest GPU, which makes game graphics more realistic and immersive.

•	AI and ML: Emerging AI and ML workloads drive many apps and games, and Armv9-based smartphones have additional instructions to accelerate AI and ML functionality.

Other Mobile Chips

Mobile phones contain many chips beyond the main applications processor, including the modem, Wi-Fi, Bluetooth and NFC connectivity chips, GPS chips, touchscreen controllers, power management chips, camera chips, audio chips and more, which we refer to collectively as the “other mobile chips market.” We expect the other mobile chips market to remain relatively flat at approximately $17.6 billion in the calendar year ended December 31, 2022 and approximately $17.5 billion in the calendar year ending December 31, 2025, representing a CAGR of (0.2)% over that period. The market share of Arm-based chips in the other mobile chips market varies by device and is generally higher in chips that run more software (such as modem and connectivity chips) and is lower in chips that require less software (such as power management chips).

Consumer Electronics

CE includes products found in the home, such as digital TVs, tablets, laptops, XR headsets and wearables. We expect the CE chip market to grow from approximately $46.9 billion in the calendar year ended December 31, 2022 to approximately $53.2 billion in the calendar year ending December 31, 2025, representing a CAGR of 4.3% over that period.

The market share of Arm-based chips in consumer electronics is increasing as new product categories, such as smart speakers, XR headsets and laptops, adopt Arm products to achieve high performance without sacrificing efficiency. Laptops with Microsoft Windows and Google Chrome operating systems utilize Arm products. The adoption of smart wearables is expected to continue, with IDC projecting the number of wearables to grow at a CAGR of 4.7% between 2022 and 2027. Similarly, augmented reality and virtual reality hardware is reaching an inflection point, with IDC projecting the number of such hardware shipments to grow at a CAGR of 32.0% between 2022 and 2027.

Industrial IoT and Embedded

The industrial IoT and embedded semiconductor TAM includes chips used by a wide range of goods, including washing machines, thermostats, digital cameras, drones, sensors, surveillance cameras, manufacturing equipment, robotics, electric motor controllers and city infrastructure and building management equipment. IDC expects the total number of IoT connected devices to grow from approximately 37.6 billion in 2022 to approximately 49.1 billion by 2026. We expect the industrial IoT and embedded chip market to grow from approximately $41.5 billion in the calendar year ended December 31, 2022 to $50.5 billion in the calendar year ending December 31, 2025, representing a CAGR of 6.7% over that period. Our market share in the IoT and embedded chip market has grown from 58.4% as of December 31, 2020 to 64.5% as of December 31, 2022.

Many manufacturers and logistics companies are using advanced sensors and smart machines capable of capturing and analyzing data in real time to improve and automate industrial processes and logistics systems. Combining the data captured by sensors with AI and data analytics can result in improvements in manufacturing yield and system throughput. Our products are broadly applicable for sensors and embedded computers that require small, power efficient and smart processors.

Networking Equipment

Our networking equipment TAM includes chips deployed into wireless networking such as base-station equipment, enterprise Wi-Fi, and wired networking equipment such as routers and switches. According to

IBISWorld, total internet traffic volume is expected to grow from 335 exabytes per month in 2022 to 580 exabytes per month in 2025, representing a CAGR of 20%, thereby increasing the need to deploy additional networking equipment.

The market is growing as more wired and wireless infrastructure is deployed, as much of the data consumed in the cloud is created at the edge and needs to be transmitted over networks to the data center for processing. We expect the networking equipment chip market to grow from approximately $17.2 billion in the calendar year ended December 31, 2022 to approximately $18.2 billion in the calendar year ending December 31, 2025, representing a CAGR of 1.8% over that period. Our market share in the networking equipment market has increased from 18.8% as of December 31, 2020 to 25.5% as of December 31, 2022. Arm is posed to accelerate market-share gains resulting from the deployment of 5G networks as infrastructure scales from fewer large cell towers covering a wide area to a large number of small cells providing high-speed coverage, with a single architecture across both large and small cells to allow for flexible deployment of software and workloads.

Cloud Compute

The cloud compute market includes the main server chips, DPUs, and SmartNICs used by CSPs to run their operations. These CSPs include Amazon AWS, Microsoft Azure, Google Cloud, Alibaba Cloud, Baidu, Inc., Tencent Holdings Ltd. and Oracle Corporation. We expect the cloud compute market to grow from approximately $17.9 billion in the calendar year ended December 31, 2022 to approximately $28.4 billion in the calendar year ending December 31, 2025, representing a CAGR of 16.6% over that period. The increase in cloud computing has been driven by the rapid increase in data traffic generated by consumers and enterprises globally and by the migration of enterprise workloads to the cloud. As a result, IDC predicts spending on cloud infrastructure to reach approximately 68% of total compute and storage infrastructure spend by 2027. As the volume of workloads continues to increase, CSPs are increasingly seeking custom processor solutions that can deliver improvements in performance per watt and total cost of ownership.

Arm-based chips have been gaining market share as CSPs, such as Amazon AWS and Alibaba, have started to deploy Arm products in their own in-house designed chips used in their data centers, and as other CSPs, such as Microsoft and Oracle, start to deploy chips designed by Arm licensees, such as Ampere. As a result, we expect our market share of cloud compute to grow significantly faster than the overall cloud compute market. Our market share in the cloud compute market has grown from 7.2% as of December 31, 2020 to 10.1% as of December 31, 2022.

Other Infrastructure

Other Infrastructure refers to the technological components and systems that support various aspects of computing, networking, and data processing and include chips deployed into HPC systems, enterprise servers, and edge networking equipment. We expect the other infrastructure market to grow from approximately $12.7 billion in the calendar year ended December 31, 2022 to approximately $13.7 billion in the calendar year ending December 31, 2025, representing a CAGR of 2.7% over that period. Our market share in the other infrastructure market has grown from 9.1% as of December 31, 2020 to 16.2% as of December 31, 2022.

Automotive

Our automotive TAM includes all chips with processors within vehicles. This includes chips used for IVI, ADAS, engine management, and body and chassis control. We expect the automotive chip market to grow from approximately $18.8 billion in the calendar year ended December 31, 2022 to approximately $29.1 billion in the calendar year ending December 31, 2025, representing a CAGR of 15.7% over that period. Today, our market share in the automotive market is highest in more technologically advanced functional areas such as IVI and ADAS. Our market share in the automotive market has grown from 33.0% as of December 31, 2020 to 40.8% as of December 31, 2022. Our total automotive royalty revenue grew 36% in the fiscal year ended March 31, 2023, as compared to the previous fiscal year.

The automotive TAM is expected to increase as ADAS, electrification, IVI, and eventually autonomous driving, accelerate requirements for higher compute performance in newly manufactured vehicles. At the same time, automakers must operate with strict constraints on power consumption, heat dissipation, and packaging, while prioritizing functional safety. Furthermore, automotive electronics are transitioning from hardware-defined to software-defined architecture and compute, enabling new services and features such as ADAS to be continuously improved via over-the-air updates. Gartner estimates that by 2029, software-defined vehicles will surpass 90% of total unit production, up from 3% in 2021. Many of these trends mirror the evolution of the smartphone and, therefore, we believe that we are well positioned to outpace the growth of the overall automotive market.

Our Business Model and Customers

Our open and flexible business model provides access to high-quality CPU products for a wide range of potential customer types and end markets. We license our products to semiconductor companies, OEMs, and other organizations to design their chips. Our customers license our products for a fee, which gives them access to our designs and enables them to create Arm-based chips. Once a chip has been designed and manufactured with our products, we receive a per-unit royalty on substantially all chips shipped. The royalty has typically been based on a percentage of the ASP of the chip or a fixed fee per unit, and it typically increases as more Arm products are included in the chip. Our business model enables the widest range of customers to access Arm products through an agreement best suited to their particular business needs.

Arm Total Access

Arm Total Access provides access to the widest range of Arm products and is intended for customers who use Arm products in chips for multiple end markets. An Arm Total Access licensee pays an annual fee determined at execution of the agreement, and, in return, the licensee gains access to our portfolio of products, including new products that are introduced during the term of the license. As of March 31, 2023, we had 18 Arm Total Access agreements with leading CSPs, microcontroller chip vendors, and networking chip vendors, including approximately half of our top 20 customers. Arm Total Access customers include Amazon AWS, Infineon Technologies AG, Marvell Technology, Inc., Microsoft, NXP Semiconductors N.V., Realtek Semiconductor Corp, STMicroelectronics N.V. and others.

Arm Flexible Access

Arm Flexible Access is a low cost entry model for smaller companies and provides access to some of our most popular products for consumer electronics and embedded computing. An Arm Flexible Access licensee pays a nominal fee per year and, in return, gains access to more than 80 components, including our Cortex-M and Cortex-R family of CPUs and many of the most widely deployed Cortex-A CPUs and our System IP products. Although customers are free to experiment with products contained in the Arm Flexible Access package, they must pay a single use license fee for any products they include in a final chip design, and such license fee is based on the specific products incorporated in that final chip design. As of March 31, 2023, we had 203 Arm Flexible Access agreements, including many smaller companies and start-ups who are still developing their first Arm-based chip.

Both Arm Total Access and Arm Flexible Access agreements provide our customers with access to a broad portfolio of Arm products, which changes the relationship between Arm and our customer from a sales engagement to a design partnership. Once the Arm Total Access or Arm Flexible Access is signed, our focus moves to design wins, helping our customer maximize the value of the Arm products that they have licensed.

Technology License Agreements

A Technology License Agreement has been the primary means for a customer to access Arm products for many years. To gain access to Arm products under a TLA, a customer pays a fixed license fee to access a single

CPU product or other technology design. The license fee depends on which Arm products are being licensed, the term during which the licensee is able to design using our products covered by the license (manufacturing rights are typically perpetual), and the number of chip products of the licensee that may use our products.

As we have deepened our relationships with our customers, we have started to migrate them to more holistic license agreements, including Arm Total Access and Arm Flexible Access agreements.

Architecture Licenses

A very small number of companies want to design customized Arm CPUs for their next-generation chips. For these companies, we can provide an architecture license which allows the licensee to develop their own CPU design that is compliant with the Arm ISA. In addition to the architecture license fee, the licensee agrees to pay a royalty on every chip that contains the Arm-compliant design. As the creation of an optimized CPU is very costly and time consuming, architecture licensees often also license Arm CPU products to use either as a complementary processor alongside the licensee’s Arm-compliant CPU design, or in other chips where the licensee’s own design is unsuitable. We expect the number of new licensees for this technology to diminish over time as the effort required on their part to provide the customization often does not provide a reasonable return on investment.

Arm licenses can yield royalties for many years

Regardless of the license model a customer uses, we receive a per-unit royalty fee on substantially every chip shipped. Because each chip may ship for many years, and each Arm CPU can be reused in new products as new applications emerge, these licensing agreements help to ensure a long tail of recurring royalty revenues, which provide significant visibility into future revenue streams. Arm is still collecting royalty revenues for products that were first developed and licensed in the early 1990s. For example, based on royalty revenue information provided to us by customers in quarterly royalty reports, approximately 46% of our royalty revenue for the fiscal year ended March 31, 2023 came from products released between 1990 to 2012. Our recurring royalties support Arm’s revenue growth into the future and provide enhanced performance visibility and predictability, as new products and architectures are launched.

Competitive Strengths

We have enjoyed success for more than 30 years by providing market-leading technology, adapting our solution to changing market needs and building a software developer ecosystem unlike any other in history. Our competitive strengths include:

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Technology Leadership with Proven Capabilities Across Markets. Arm CPU technology has been an industry leader for many years and continues to be the most widely deployed architecture globally. Since our inception, our customers have shipped more than 250 billion Arm-based chips, and we estimate that Arm had an approximate 48.9% market share by value in the calendar year ended December 31, 2022, up from approximately 38.7% in the calendar year ended December 31, 2014. Our products are used in virtually all smartphones, a majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors. We have an established presence in the cloud market, working with many of the largest hyperscalers, including Amazon AWS, Alibaba, Alphabet and Microsoft. In 2018, we entered the cloud compute market, and, as of December 31, 2022, we have grown our market share to approximately 10.1%. In the automotive market, we work with many of the leading suppliers, and we believe that, on average, each new vehicle produced in our fiscal year ended March 31, 2023 contained approximately 13 Arm-based chips. Our products deliver leading performance per watt and provides the flexibility to design custom chips, addressing the growing need for power-efficient compute capabilities. We believe that these factors, which have driven our success in the mobile and consumer electronics markets, are emerging as key factors in the automotive, cloud compute, networking equipment, and other growth markets.

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World’s Most Extensive Ecosystem of Third-Party Software and Hardware Partners. Arm has the world’s largest ecosystem of third-party software and hardware partners, including chip design and verification tools vendors, advanced fabrication, operating system and application vendors, software tools providers, and training and support services companies. As of March 31, 2023, more than 1,000 partner companies were invested in developing products that complement Arm’s technology, allowing Arm customers to get their products to market more efficiently with reduced cost, development time, and risk. The wide deployment of chips based on the Arm ISA provides software and tools companies with a large market to develop and sell their products into. As of March 31, 2023, there were more than 8 million apps running on Arm-based devices built by more than 15 million developers designing software for Arm-based systems. We estimate that Arm’s engineers invested more than 10 million hours in creating the base software and tools for chips containing Armv8 processors, and that the developers have then spent another 1.5 billion hours creating their apps and software. We also estimate that Arm will be investing more than 30 million hours creating the base software and tools for Armv9 processors, which will enable the next generation of apps and software for Arm-based chips. The breadth of our ecosystem creates a virtuous cycle that benefits our customers and deeply integrates us into the design cycle because it is difficult to create a commercial product or service for a particular end market until all elements of the hardware and supporting software and tools ecosystem are available. Building the required software ecosystem around an architecture requires significant investment and can take decades. For instance, we started to invest in the technology and ecosystem for the server market in 2007, but it took over 10 years for Arm to start to gain share, given the lack of an existing hardware/software ecosystem at the start.

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Deep Integration with Customers and Ecosystem Partners. We work closely with our customers and ecosystem partners to understand future industry trends and the evolution of end markets. We have worked in partnership with our top 10 customers by royalty revenue, for the fiscal year ended March 31, 2023, for an average of over 20 years. When a major semiconductor company licenses Arm products to deploy in their product roadmap, they are committing to use Arm products in multiple generations of their future chips. We believe that it is essential that we align with our customers on their development plans and engineering timeline, so that our products meet or exceed their requirements and are delivered at the right time in their chip development timeline. Because it can take two to three years to design a new Arm processor, and it can take another two to three years to develop a chip, this close relationship with our customers’ R&D functions can provide us with unparalleled visibility into the product pipeline of our customers and, by extension, their customers and end markets. This requires us to not only work closely with our direct customers, but also with other elements of the ecosystem to understand and align product plans. Our collaborative relationships with partners in our extensive ecosystem, including companies that contribute design tools, manufacturing capabilities, software and other components, provide us with unique insights across the entire semiconductor industry, enabling us to invest in developing new products years, and sometimes up to a decade, before the products are deployed to end-users.

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Efficient Model and Long-Term Visibility Enables Investment in Future Products. Our business model provides significant flexibility to fund long-term investments in future products. We have a capital-light and people-focused model, with most of our investments directed at hiring and retaining engineers undertaking advanced research and development. With few exceptions, there are no direct costs associated with signing a technology license or in collecting a royalty, which enabled us, in the fiscal year ended March 31, 2023, to generate 96% gross margins and fund extensive investments in research and development. Arm incurs research and development investments today for the development of products that will be licensed in the future, with royalty fees to follow for years, and often decades, beyond that. We focus our investments on leading-edge products, and we leverage our underlying technology across multiple derivative products targeting different markets and extending into new applications over time. We are able to make significant upfront investments due to our alignment with customer roadmaps and the resulting visibility from long-term royalty streams. Some products continue to generate royalty revenue even after 25 years following their initial development, and approximately 46% of royalty revenue received in the fiscal year ended March 31, 2023 came from products released between 1990 to 2012, based on royalty revenue information provided to us by customers in quarterly royalty reports.

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We Satisfy our Customers’ Processor Design Needs in a Mutually Beneficial Way. We invest extensively in creating leading products that can be used across a wide range of end markets and customers. As we expect to license our products to multiple customers, we can typically cover the entire cost of developing new Arm products by charging each customer only a portion of the total development costs. This lowers the costs for each semiconductor designer to license Arm products, versus developing the technology in-house, and enables customers to focus resources on differentiation. In addition, by licensing Arm CPU technology, the licensee immediately gains access to the vast Arm ecosystem, which would be impossible to leverage if they developed their own CPU in- house.

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World-Class R&D Team with a Proven Track Record of Innovation. We are an engineering-first company, with 4,753 of our employees, or approximately 80% of our global employees, as of March 31, 2023, focused on research, design, and technical innovation. Our customers rely on us to deliver advanced technology, leveraging our extensive capabilities and scale across our CPU, GPU, systems, and platform products. Our culture encourages cross collaboration between teams and individuals, and we highly value collective effort. As a result of our unique reach and impact, we are able to attract and retain some of the brightest semiconductor engineers in the world. Our research and development team is prolific at developing new inventions, for which we seek patents to the greatest extent possible. As of March 31, 2023, we owned or co-owned a portfolio of approximately 6,800 issued patents and had approximately 2,700 patent applications pending worldwide, many of which are relevant to the key technologies used in many of the chips manufactured today.

Our Growth Strategies

We assess our investments through the lens of sustainable growth. Our research and development and new business initiatives are often tied to revenue streams five to ten years in the future, while our historical investments drive revenue and enable profitability and cash flow generation today. Key levers of our growth strategy are:

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Gain or Maintain Share in Long-Term Growth Markets. We already have significant market share in some high-value markets, such as mobile applications processors, which enables us to invest in other growth opportunities. As of December 31, 2022, our market share in growth markets, including cloud computing, networking equipment, automotive and consumer electronics, was 10.1%, 25.5%, 40.8% and 32.3%, respectively. We believe that the increasing need for high-powered and energy-efficient computing, as well as our continued investments, will enable us to grow our market share in these segments. We are gaining share in cloud compute, as we provide CPU products that have leading performance per watt, and we provide CSPs with the flexibility to design their own chips to meet their specific needs more effectively, at a much lower cost than purchasing an off-the-shelf chip based on an alternative architecture. Additionally, the automotive market is being transformed through increasingly advanced vehicle software, infotainment, ADAS and eventually autonomous systems, which drives the need for more chips and more advanced chips in every vehicle. We already have a leading share of these new chips being integrated into vehicles today, and we believe we are well positioned to be the CPU architecture for vehicles of the future.

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Increase the Value of Arm Processors in Every Smart Device. As chip designs become more advanced and complex, we believe that our investments in additional functionality, higher performance, higher efficiency, and more specialized designs will allow us to deliver more value to our partners. For smartphones, we continue to increase our investments in CPU and GPU products to provide PC-like speed and graphics and all-day battery life. For the automotive market, our CPUs balance increasing performance with the constraints of energy consumption and heat dissipation, while also meeting the highest Automotive Safety Integrity Level standards required for ADAS and autonomous driving. For servers and high-end networking equipment, we are enabling market-leading core counts, such as in Ampere’s Altra Max and Alibaba’s Yitian 710 server processors, which both have 128 Arm CPU cores. These innovations enable us to license more advanced Arm products, and for our customers to implement Arm-based chips with multiple CPUs and more cores, all of which allow us to capture more value per chip. For example, a chip with an Arm CPU based on the latest Armv9 architecture and with eight cores, plus an Arm GPU, will typically have a much higher royalty rate than a chip with a dual-core Arm CPU core based on an older architecture. Our customers have only just started to ship chips based on the latest Armv9 technology, enabling natural expansion in our royalty per chip as the deployment of our latest technology accelerates.

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Expand our System IP and SoC Offerings. To enable further improvements in performance and efficiency, we continue to develop a broader set of configurable systems IP offerings, including proven on-chip interconnect, security IP, memory controllers, and other design IP to be used with our processors, including the integration of multiple IP technologies into a subsystem and additional information to assist in fabrication. More recently, we have invested in a holistic, solution-focused approach to design, expanding beyond individual design IP elements to providing a more complete system. By delivering SoC solutions optimized for specific use cases, we can ensure that the entire system works together seamlessly to provide maximum performance and efficiency. At the same time, by designing an increasingly greater portion of the overall chip design, we are further reducing incremental development investment and risk borne by our customers while also enabling us to capture more value per device.

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Invest in Next-Generation Technologies. We continuously evaluate emerging markets and technologies that may enable us to create more advanced products that bring more value to our customers and ecosystem. For example, we are leading the way in integrating AI and ML capabilities across all devices through our highly scalable architecture. All modern smartphones are AI and ML capable by virtue of their Arm processors, and we are increasingly working with companies in other markets, such as consumer electronics and automotive, to deploy AI-based solutions. For the networking, cloud and data center markets, we continue to add AI-specific features to our CPUs to enable market-leading performance.

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Benefit from the Flexibility of Arm Products. Each Arm processor provides a certain compute capability within a power budget and, as such, can be used in multiple different devices that have similar compute requirements. An Arm customer who may have designed a processor for one application may, in the future, find additional applications that can utilize this technology. Consequently, Arm products may be used in new products for new end markets for many years or in some cases decades. For example, a processor originally licensed to go into a chip for a smartphone, can also be used in a chip for a tablet, digital TV, or smart speaker. We expect this trend to continue with growing proliferation of devices and use cases.

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Expand Access to Arm Products Through our Flexible Business Model. We are focused on making Arm products as easy as possible to access and to integrate into a chip design. We will continue to expand our flexible engagement model to provide all companies with easy access to Arm products, including low and no-cost offerings for startups. In recent years and with a growing portfolio of new products, we have started to move customers onto product portfolio licenses, where each customer will gain access to a broad portfolio of Arm products. Our business model makes licensing our products much easier by allowing our customers to quickly gain access to Arm products. We believe our business model will encourage customer experimentation and result in a broader range of Arm features being used. Our business model is also designed to provide better alignment between pricing and the value delivered by us across low- and high-end devices.

Cybersecurity and Data Privacy

We are focused on delivering to our customers and third-party partners a secure environment that supports innovation and the development of our products while reinforcing our position as a trusted partner in the ecosystem. We collect, store and otherwise process certain personal, confidential, and proprietary information in the ordinary course of our business, including trade secrets, employee data and other sensitive data. In addition, our third-party partners and customers regularly provide us with highly sensitive information, including details about their future product plans and roadmaps. To protect this information, our dedicated Enterprise Security team works on an ongoing basis to develop our understanding of active threats targeting Arm and its partner ecosystem and effectively leverages this intelligence using security analytics and automated testing to improve our situational awareness and defense. Our security model and controls are based on international standards and industry best practices, such as the National Institute of Standards and Technology’s cyber security framework.

We also have a dedicated privacy team that builds and executes our privacy program, which includes working with our legal team to conduct privacy and impact assessments and reviews, and support data protection and privacy-related requests. We continually monitor the regulatory environment and from time to time make additional changes to our services and business practices to enable us and our customers to comply with applicable laws, regulations, rules, standards, and other obligations. See “Risk Factors—Risks Relating to Government Regulation and Legal Compliance—Actual or perceived failures to satisfy data protection, security, privacy or other laws, regulations, rules, standards and other government- and industry-specific obligations could adversely affect our business, results of operations, financial condition and reputation.”

Competition

We believe that our architecture and CPU designs are the leading independent processor technologies licensed to other companies. In addition, our established worldwide network of partners and customers affords us broad presence, which paired with an unparalleled software developer ecosystem gives us an advantage over other companies that license processor-related technology. Our products are used in nearly all smartphones, a majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors. In addition, we believe that our extensive ecosystem and the high barriers to entry into certain of our end markets enhance our competitive position. The breadth of our ecosystem creates a virtuous cycle that benefits our customers and closely integrates us into their design cycle. We have deep relationships with our customers and ecosystem partners, which provide unique visibility across the entire semiconductor industry.

We compete based on a variety of factors, including price, performance, product quality, software availability, marketing and distribution capability, customer support, name recognition and financial strength. Further, given our reliance on our partners and customers, our competitive position is dependent on our partners’ and customers’ competitive positions. In addition, our partners and customers do not license our products exclusively; rather, several of our partners and customers also design, develop, manufacture and market processors based on non-Arm based architectures as well as develop their own Physical IP in-house. Our partners and customers compete with each other and with us in various applications. The level of competition and the nature of the competitor generally varies based on the end market. For established markets where there is an incumbent architecture with a supporting ecosystem, it can be difficult for a new architecture to displace existing architectures and, therefore, to gain market share. For example, we have made significant progress and have established a large market share in markets such as smartphones, consumer electronics and IoT. We face competition primarily from other architectures like x86 and RISC-V in many of these markets. Furthermore, certain semiconductor companies, including some of our existing customers, have designed or are in the process of designing their own architectures in markets such as smartphone application processors, other mobile chips, consumer electronics, IoT and embedded computing, networking equipment, automotive, and cloud compute.

The markets for our products are intensely competitive and are characterized by rapid technological change. These changes result in frequent product introductions, short product life cycles and increased product capabilities typically representing significant price and performance improvements. We face significant competition from established technologies such as the x86 architecture, as well as from free, open-source technologies, including the RISC-V architecture. Many of our customers are also major supporters of the RISC-V architecture and related technologies. If the RISC-V architecture and related technologies continue to be developed and market support for RISC-V increases, our customers may choose to utilize this free, open-source architecture instead of our products. The x86 and RISC-V architectures have business models that are different from ours and may be more attractive to our customers. Our current and potential competitors also may establish cooperative relationships among themselves or with third parties that may further enhance their resources or strengthen their positions within these markets or they may be subject to more favorable regulatory regimes. For example, in August 2023, a group of our customers and other competitors announced a joint venture aimed at accelerating the adoption of RISC-V. In addition, some semiconductor companies, including certain of our customers, have developed their own proprietary architecture for specific markets or applications.

See “Risk Factors—Risks Relating to Our Business and Industry.”

Marketing, Sales and Partner Enablement

We believe that we have the industry’s largest ecosystem of third-party software and hardware partners, including advanced manufacturing, OS and application developers, software tools vendors, and training and support services. The availability of our marketing, sales and support services to our ecosystem is critical to the success of our products and allows us to create and maintain deep customer and partner relationships, through which we have visibility into the future requirements of the end markets for our products. As of March 2023, we had over 650 employees across the world dedicated to marketing, sales, and partner enablement. We market our products directly to our semiconductor partners and customers from our offices across the world. Our CPUs and related technologies are marketed on the basis of a number of factors, including performance, power consumption, price, speed-to-market, support and maintenance offerings and the availability of third-party support. We also capitalize on the extensive marketing and distribution networks of our semiconductor partners who market and distribute our products directly to systems companies.

Our solution is used by many different types of customers, including major chip vendors, OEMs, service providers, start-ups or small business units, and researchers and academics. The combination of billions of chips, shipping into myriad end markets, the breadth of our software ecosystem, and the millions of chip design engineers and software developers collectively has created a virtuous cycle in which software developers write software for Arm-based devices because it is the biggest market for their products, and chip designers choose our processors because they have the broadest support network. As a result, we believe we are well-positioned to continue to attract and retain customers through our dedicated marketing, sales and partner enablement teams.

Research and Development

We are an engineering-first company, with approximately 80% of our global employees, as of March 31, 2023, focused on research, design, and technical innovation, and we have global operations and research and development centers in the U.K., Europe, North America, India, and Asia-Pacific. Our ability to compete is substantially dependent on advancement of our products in order to meet evolving market demands. Our engineers are involved in researching and developing new versions of processor cores, specialist processors, such as graphics IP and AI accelerators, System IP and Physical IP technology as well as related software and tools applications. Our significant research and development investments and increasing market share in certain markets, such as mobile applications processors, consumer electronics, and embedded computing, enable us to invest more effectively and efficiently in the development of new products in various end markets such as the automotive and cloud computing markets. We have committed, and intend to continue to commit, significant financial and other resources to technology and product innovation and development. For more information about our research and development policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Research and Development” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Performance for the Fiscal Years Ended March 31, 2023, 2022 and 2021—Research and Development.”

Intellectual Property

Our success and ability to compete effectively depend significantly on protecting our IP. To protect our IP rights, we primarily rely on patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality agreements, as well as license agreements with our employees, customers, partners, and others. We have an active program of protecting our proprietary technology through the filing of patents, registration of trademarks, and use of confidentiality agreements and other IP rights. As of March 31, 2023, we owned or co-owned approximately 6,800 issued patents and have approximately 2,700 patent applications pending worldwide. The majority of these patents and patent applications fall into the categories of processor architecture and microarchitecture, ML and computer vision, graphic processor architecture, on-chip system design and memory technology. We maintain and support an active program to protect our IP, primarily through encouraging engineers to propose new invention submissions and defending issued patents against infringement.

Approximately 97% of our active patent portfolio (granted and pending) is owned solely by us, or jointly with, our subsidiaries, with the remaining 3% comprising patent assets jointly owned with one or more third parties. Through intra-group licensing arrangements, we have access to our entire patent portfolio for the purposes of licensing technology or otherwise providing services to third parties.

As a result of our global operations, efforts to protect our technology, trade secrets and other proprietary information can be difficult, particularly in jurisdictions that provide limited or no protection for IP rights. If confidential information (including, but not limited to, trade secrets, and proprietary technology and information) is improperly shared we would likely seek to determine the source and whether or not financial losses could be recovered through contractual claims against a licensee. Additionally, we would seek to block importation of finished goods created in such “limited-protection” territories into territories where there exist better protections. Although we intend to protect our rights vigorously, there can be no assurance that such measures will be successful. See “Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain, maintain, protect, defend or enforce our IP rights could impair our ability to protect our proprietary products and our brand, and the costs of obtaining, maintaining, protecting, defending and enforcing such IP rights, particularly as a result of litigation, may adversely and materially affect our results of operations.”

The IPLA with Arm China

We are party to the IPLA with Arm China.

Under the IPLA, Arm China licenses certain of our IP from us. In turn, Arm China sublicenses such IP to its PRC customers, as the exclusive distributor of our IP licenses to customers in the PRC.

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Customers. Arm China is permitted to sublicense to customers in the PRC. This includes any ultimate parent of a group that is incorporated in the PRC and traded on any official stock exchange, any entity whose ultimate parent is incorporated in the PRC, and any entity under the ultimate control of a PRC citizen. However, it does not include PRC subsidiaries of companies incorporated outside of the PRC, even though these companies may still sell products in the PRC.

•	Products. Arm China can sublicense our standard IP offerings. Arm China is required to procure our consent in order to sublicense non-standard technology or architectural licenses.

We may remove any sublicensable IP that we declare obsolete or no longer generally make available to our licensees, whereupon Arm China’s rights with respect to such IP are limited to licenses it previously granted.

Arm China may only distribute our IP in accordance with our model license terms provided by us. Any deviations from our model license terms require our consent.

•	Pricing. There are no material restrictions under the IPLA on the prices that Arm China may set for its sublicenses.

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Term. The initial term of the IPLA is through April 23, 2048, after which the IPLA will automatically renew for consecutive 10-year periods until the later of (a) the last to expire of the patents licensed pursuant to the IPLA expires and (b) the last of the trade secrets licensed pursuant to the IPLA ceases to be confidential (other than through the fault of us or Arm China). During the term of the IPLA, Arm China may grant sublicenses to its PRC customers. There are no material restrictions on the duration of the sublicenses that Arm China provides during the term of the IPLA.

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Termination. We and Arm China each have the ability to unilaterally terminate the IPLA upon the occurrence of standard termination events, such as the non-terminating party’s material uncured breach of the IPLA, bankruptcy or extended force majeure event of at least 180 days having a material adverse effect on the terminating party.

Under the IPLA, Arm China may also develop its own IP. However, Arm China is only permitted to develop (i) certain derivative products incorporating our IP and (ii) Arm China’s own products that do not incorporate our IP, where such products constitute technology related to IC products or technology that enables companies to build ICs, and exclude any “processor cores.” Under the IPLA, we are entitled to approximately 90% of the revenues generated by Arm China on our IP products that it most frequently sublicenses to its customers.

In addition, under the IPLA, we are contractually obligated to indemnify both Arm China and its PRC customers that sublicense our IP in the event either Arm China or such customers incur damages or costs in lawsuits, administrative proceedings or similar actions based upon a claim that our IP infringes the IP of a third party.

For the fiscal years ended March 31, 2023, 2022, and 2021, revenues attributable to our relationship with Arm China were approximately 24%, 18%, and 20% of our total revenue, respectively.

See “Risk Factors—Risks Relating to Our Business and Industry—We depend on our commercial relationship with Arm China to access the PRC market. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected” and “Risk Factors—Risks Relating to Our Business and Industry—Neither we nor SoftBank Group control the operations of Arm China, which operates independently of us.”

Our People and Human Capital Resources

Our Core Beliefs define how we work together to ensure our continued success. We believe that our employees’ commitment to developing and contributing positively to our culture in a manner consistent with our Core Beliefs is a differentiating factor that creates a competitive advantage for us and our ecosystem, supports the execution of our long-term business strategy and is attractive to current and prospective employees. Our Core Beliefs are an important aspiration for us and, as part of their annual review, our people are rated on how effectively they live our Core Beliefs.

Our three Core Beliefs are:

•	“Do great things”—working at pace, embracing challenges, finding a way

•	“We, not I”—winning together, not alone

•	“Be your brilliant self”—exemplified by skillful individuality, performance, and inclusion

In line with our focus on embedding Diversity, Equity and Inclusion (“DEI”) in everything we do, DEI practices are integrated into each of our Core Beliefs.

As part of our Employee Value Proposition, we have made a series of commitments to our people and their experience of working at Arm that we measure through our annual engagement survey. These include ensuring our people contribute to solving the world’s complex technology problems and spend their time on valuable work that matters; rewarding our people competitively and equitably for the work they do and the skills and experience they bring to Arm; developing our people towards the careers they want and supporting their success in work and life; co-creating an inclusive environment by integrating DEI practices into everything we do; and using our position as a global company to be a force for good.

Diversity, Equity, and Inclusion

We know that diverse teams drive innovation and creativity, excel at solving complex problems and make better decisions. We are committed to fostering a culture of inclusion in which representation matters, people are valued, diverse perspectives are heard, and everyone’s skills are utilized.

The foundation of our DEI strategy is to integrate DEI practices into everything we do. We have four pillars of our DEI strategy:

•	People—Hire, support, and empower talent from all backgrounds at all levels throughout the entire employee life cycle

•	Culture—Embody core beliefs and inclusive actions every day

•	Leadership—Lead internally and externally with DEI as a business, people, and culture imperative

•	Partnerships—Utilize DEI as a strategic enabler across the ecosystem

We have developed and regularly review performance indicators to evaluate our progress in pursuit of our DEI priorities. For example, we have a company-wide accountability measure for “commitment to DEI” as part of the annual review process. In the past two years, over 99% of our people have supported our DEI strategy by getting involved in our DEI initiatives.

In 2022, we were among the winners of the annual Glassdoor Employees’ Choice Awards for the best places to work in the U.K. This award is entirely based on voluntary and anonymous feedback that our employees have shared on Glassdoor.

Wellbeing and Benefits

We invest in our people by taking a holistic approach to their wellbeing, which includes physical, mental, social, and financial wellbeing. We offer a range of benefits and programs, like flexible work hours and time off for life-changing and defining situations through our progressive leave policy and support for new parents.

Talent

We aspire to attract, engage, and retain the innovators of tomorrow, and we aim to recruit individuals with diverse backgrounds, skills, and abilities who will contribute to our success. We seek candidates through a variety of channels, including job boards, social networks, universities and more. Our employee referral program is one of our key recruitment tools and, on average, nearly 25% of our hires each quarter join us following a referral by one of our employees.

As part of our Early Careers program, we recruited over 150 university graduates globally in the fiscal year ended March 31, 2023, spread across our offices in the U.K., U.S., India and Europe.

Putting DEI at the heart of our recruiting, we have strategic partnerships to source interns, apprentices, and graduates, and we collaborate with other organizations to recruit individuals with diverse backgrounds. We are committed to a hiring process free of any bias or discrimination and in compliance with applicable laws in each of the countries in which we operate.

We have a learning culture where colleagues are empowered to own and drive development to meet their work and personal goals by learning through the shared experience of others, learning resources and practice. We invest heavily in technical development with a dedicated team to support colleagues in obtaining the proper training to advance their technical capabilities in support of our strategy.

Our Employees

We employ a global workforce that spans across 19 countries. As of March 31, 2023, approximately 80% of our 5,963 global employees were engaged in engineering activities delivering products for our partners to schedule and specification as well as driving innovations in our industry. During the fiscal year ended March 31, 2023, we engaged an average of 1,421 contractors and consultants.

The following table sets forth the number of our employees for each of the past three financial years:

Function	March 31, 2023	March 31, 2022	March 31, 2021
Engineering	4,753	4,758	4,712
Non-Engineering	1,210	1,571	1,655
Geographic Distribution
United Kingdom	2,785	3,219	3,161
United States	1,157	1,177	1,246
India	848	793	826
Other	1,173	1,140	1,134

Total Employees	5,963	6,329	6,367

We consider relations with our employees to be good and have never experienced a work stoppage. Our employees in France and Hungary are represented by works councils. We consider our relationship with these works councils to be productive and constructive, and there are currently no ongoing disputes.

During the fiscal year ended March 31, 2023, we restructured our business to focus on activities that move our strategy forward while taking a more disciplined approach on our costs and investment activities. To achieve this, we stopped work that was duplicative or no longer critical to our future success. This restructuring resulted in the termination of 436 general and administrative positions across nine countries. Most of these terminations were in the U.K. and the U.S. The restructuring was completed by June 2022.

There are currently no plans for future restructuring; however, we continue to proactively review our organizational design in relation to our evolving business needs and make ordinary course adjustments, as necessary or appropriate, on an ongoing basis.

Environmental, Social and Governance

We believe in the power of technology to build a better world for everyone, but we understand that technological advancement cannot be achieved at the expense of the environment or our societal well-being. We are committed to maximizing our positive societal impact; minimizing our climate impact; and promoting ethical and responsible business practices and the personal wellbeing of our employees and the communities we impact.

Decarbonizing Compute

Arm has a long-term ambition to contribute to decarbonizing compute, and we are working towards this goal by first seeking to reduce our own carbon emissions. In September 2020, we committed to achieving net zero carbon by 2030, 20 years ahead of the 2050 target outlined in the United Nations’ Paris Climate Agreement. To achieve this, we are committed to taking a science-aligned approach to cut absolute emissions by 50% (from a 2019 baseline) by 2030 and follow a 1.5° Celsius pathway. We have committed to a 42% reduction in supply-

chain carbon, which is supported by our work with the Carbon Disclosure Project (“CDP”) Supply Chain. Through the CDP Supply Chain, we have gathered data to reduce supply chain emissions, and the next step is to work with suppliers to reduce these emissions.

We also recognize that our power- and energy-efficient products have a role to play in decarbonizing compute, and our longer-term objective is to explore how we can continue to maximize these initiatives within our ecosystem. We recognize the importance of transparent reporting and produce comprehensive reports that demonstrate our commitment to the issues that are material to our business and stakeholders, for example by reporting against the Global Reporting Initiative Index and to the CDP.

Closing the Digital Divide

We are working to maximize our positive social impact by closing the digital divide between those who have full access to digital technologies and the billions of people who currently do not. We do this with our employees and our ecosystem of social impact partners to find opportunities where we can add value and expertise. Through our Arm Flexible Access and developer programs, we have lowered the barriers to using our products and this has had a positive impact on start-ups and initiatives in the environmental and social space.

Our Arm Education initiative aims to help close education and skills gaps in Computer Engineering and STEM. As part of the initiative, we provide teaching and learning resources, IP, tools, and other support to universities and work closely with academic and industry partners on research collaborations. Since 2013, we have supported and collaborated with over 2,500 universities worldwide and enabled more than 10,000 Arm-based classes.

Employee Community Engagement

At a local level, Team Arm, our employee community engagement program, provides our people with opportunities to volunteer and fundraise for charitable purposes. Everyone at Arm is entitled to time off once per month to engage in volunteer activities.

Governance

We strive to be a leader in corporate responsibility and demonstrate our values through responsible business practices. We are guided by governance policies promoting a core moral stance on ethical issues, security and safety. Our Board of Directors is responsible for reviewing our policies, metrics and risks that relate to ESG. Further, our management team maintains a Sustainability Committee that oversees and monitors the implementation of our sustainability programs, and ESG risks are reported through management’s Risk Review Committee.

We intend to continue to examine the sustainability topics that are most relevant for our business and stakeholders as we further develop and advance our sustainability strategy. We have established company policies, including, our Code of Conduct, our Code of Conduct for Suppliers, our Anti-Bribery and Corruption Policy and DEI policies, that support our efforts to operate sustainably by guiding our employees, partners and suppliers in their business dealings and requiring compliance with applicable laws and regulations. These company policies address practices and requirements that we have established with respect to environmental protection, responsible sourcing, human rights, labor standards and ethics, diversity, and compliance, among other topics. We review these policies regularly to ensure that they remain relevant to our organization, our people, our partners and applicable laws and regulation.

Facilities

Our global headquarters are located in Cambridge, U.K., occupying approximately 322,950 square feet of leased office space in the aggregate, with the leases expiring between 2023 and 2044. We are currently on a temporary extension of one of the leases for our global headquarters while we negotiate the lease renewal. We also lease additional facilities in Belgium, Denmark, France, Germany, Hungary, India, Ireland, Israel, Japan, South Korea, Norway, Poland, Slovenia, Sweden, Taiwan, the U.K., and the U.S.

We believe that our current global headquarters and global offices are well maintained and adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed.

Government Regulation

We are subject to regulation by various governmental agencies, including, but not limited to, such agencies in the U.K., the European Union, the U.S., and the PRC. These laws and regulations affect our activities in areas including, but not limited to, labor, telecommunications, IP ownership and infringement, tax, economic sanctions, import and export requirements and controls, anti-corruption, national security and foreign investment, foreign exchange controls and cash repatriation restrictions, privacy and data protection (such as the GDPR, the U.K. GDPR, and the CCPA), security and cybersecurity, and data localization requirements, anti-competition, environmental, health and safety, financial reporting and the certification requirements associated with public sector contracts. We monitor changes in these laws, regulations, treaties, and agreements, and believe that we are in material compliance with applicable laws. See “Risk Factors—Risks Relating to Government Regulation and Legal Compliance” and “Risk Factors—Risks Relating to U.S. and U.K. Tax Regimes.”

Legal Proceedings

From time to time, we are involved in various legal, administrative, and regulatory proceedings, claims, demands and investigations relating to our business, which may include claims with respect to commercial, product liability, IP, cybersecurity, privacy, data protection, antitrust, breach of contract, labor and employment, whistleblower, mergers and acquisitions and other matters. In addition, under our customer agreements, we agree in some cases to indemnify our customers if a third party files a claim in court or another venue asserting that our products infringe such third party’s IP rights. Although we do not agree to indemnify our customers’ end customers, such end customers may be subject to infringement claims and may initiate claims against us as a result. We are currently involved in pending litigation, including, but not limited to, a lawsuit that we issued against Qualcomm and Nuvia in the United States District Court for the District of Delaware (Case No. 1:22-cv-01146). In addition, our products are involved in pending litigation to which we are not a party. We cannot provide you any assurances regarding how any such litigation will be resolved, what benefits we will obtain or what losses we might incur. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Risk Factors—Risks Relating to Our Business and Industry—We are currently involved in pending litigation” and “Risk Factors—Risks Relating to Our Business and Industry—We may be sued by third parties for alleged infringement, misappropriation or other violation of their IP rights or proprietary rights and our defense against these claims can be costly.”

MANAGEMENT AND EXECUTIVE REMUNERATION

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s)
Non-Executive Directors:
Masayoshi Son	66	Chairman of the Board of Directors
Ronald D. Fisher	75	Director
Jeffrey A. Sine	68	Director
Karen E. Dykstra	64	Director
Anthony Michael Fadell	54	Director
Rosemary Schooler	56	Director
Paul E. Jacobs, PhD	60	Director

Executive Officers:
Rene Haas	61	Chief Executive Officer and Director
Jason Child	54	Executive Vice President and Chief Financial Officer
Kirsty Gill	51	Executive Vice President and Chief People Officer
Spencer Collins	42	Executive Vice President and Chief Legal Officer
Richard Grisenthwaite	55	Executive Vice President and Chief Architect
Will Abbey	53	Executive Vice President and Chief Commercial Officer

Non-Executive Directors

Masayoshi Son has served as a Director and Chairman of our Board of Directors since March 2018. From September 2016 to March 2018, Mr. Son served as Chairman of the Board of Directors of Arm Holdings plc. Mr. Son founded SoftBank Group in September 1981 and has been its Chairman and Chief Executive Officer since February 1986. Founded initially as a PC software distribution business, SoftBank Group and its portfolio of companies have expanded to cover a range of technologies, including advanced telecommunications, internet services, AI, smart robotics, and IoT. Mr. Son has overseen investments in some of the world’s fastest-growing technology companies. Mr. Son serves in various capacities within SoftBank Group’s portfolio of companies, including SoftBank Corp. (Japanese Telecommunication Operator) as its Chairman since 2015 and served as its Chairman and Chief Executive Officer from 2006 to 2015. Mr. Son has also served as Honorary Chairman of the Broadband Association in Japan.

Mr. Son was selected to serve on our Board of Directors because of his vast executive leadership experience, including through his service as Chairman and Chief Executive Officer of SoftBank Group, a large international public company and our controlling shareholder, along with his significant expertise in technology and innovation.

Ronald D. Fisher has served as a Director of our Board of Directors since March 2018. Mr. Fisher is a Senior Advisor at SoftBank Investment Advisors. Mr. Fisher joined SoftBank Group in 1995 and was the founder and Managing Partner of SoftBank Capital. Mr. Fisher joined the Board of SoftBank Group in 1997 and was Vice Chairman from 2017 to 2022. Mr. Fisher has more than 40 years of experience of working with high-growth and turnaround technology companies. Prior to joining SoftBank Group, Mr. Fisher was the Chief Executive Officer of Phoenix Technologies Ltd., the leading developer and marketer of system software products for personal computers, from 1990 to 1995. Mr. Fisher joined Phoenix from Interactive Systems Corporation, a

UNIX software company that was purchased by the Eastman Kodak Company in 1988. Mr. Fisher served for five years as President, initially as Chief Operating Officer and then Chief Executive Officer at Interactive Systems. Mr. Fisher earned an MBA from Columbia University and a Bachelor of Commerce from the University of Witwatersrand in South Africa.

Mr. Fisher was selected to serve on our Board of Directors due to his extensive business, operational and management experience in the technology industry.

Jeffrey A. Sine has served as a Director of our Board of Directors since September 2022. Mr. Sine is the Co-Founder and Partner of The Raine Group LLC, a global merchant bank focused on technology, media, and communications. Prior to founding The Raine Group LLC, he served as Vice Chairman and Global Head of Technology, Media & Telecom Investment Banking at UBS Investment Bank. Mr. Sine was a Managing Director at Morgan Stanley and an attorney at Sullivan & Cromwell in New York and London. Mr. Sine currently serves on the boards of many portfolio companies and subsidiaries of The Raine Group LLC. He also serves on the boards of National Public Radio, ITHAKA, Educational Testing Service, American University and The Manhattan Theatre Club.

Mr. Sine was selected to serve on our Board of Directors due to his significant experience as a leader and director of multiple global companies with international operations as well as his capital markets and financial experience from his tenure at global financial institutions.

Karen E. Dykstra has served as a Director of our Board of Directors since September 2022. Ms. Dykstra is the Chief Financial Officer of VMware, Inc., a position she has held since June 2023. Ms. Dykstra previously served as Chief Financial and Administrative Officer, and as Chief Financial Officer, of AOL, Inc., a web portal and online service provider. Prior to joining AOL, Inc., Ms. Dykstra was a Partner at Plainfield Asset Management LLC (“Plainfield”), where she served as Chief Operating Officer, Chief Financial Officer and a director of Plainfield Direct LLC, Plainfield’s business development company. Previously, she spent over 25 years with Automatic Data Processing, Inc., a provider of human capital management solutions to employers, serving most recently as Chief Financial Officer, and prior thereto as Vice President—Finance, Corporate Controller, and in other capacities. Ms. Dykstra is a director of VMware, Inc. and former director of Crane Co., AOL, Inc. and Boston Properties, Inc.

Ms. Dykstra was selected to serve on our Board of Directors due to her broad executive management experience and financial expertise as the Chief Financial Officer of multiple global companies and her experience from serving on the board of directors of other companies in the technology industry.

Anthony Michael Fadell has served as a Director of our Board of Directors since September 2022. Mr. Fadell is an active investor and entrepreneur with over 30 years of experience in founding companies and designing consumer products. He is the Principal at the Build Collective, an investment and advisory firm that invests in deep tech startups. Currently, the Build Collective is working with startups on over 200 innovative technologies. Mr. Fadell is the founder and former Chief Executive Officer of Nest, a major pioneer in the IoT space. He was Senior Vice President of Apple’s iPod division and led the team that created the first 18 generations of the iPod and the first three generations of the iPhone. Mr. Fadell also served as an Advisor to the Chief Executive Officer at Apple. Throughout his career, Mr. Fadell has authored more than 300 patents. He is also a New York Times bestselling author of BUILD: An Unorthodox Guide to Making Things Worth Making.

Mr. Fadell was selected to serve on our Board of Directors due to his extensive experience in a range of technology companies as well as his significant leadership experience, including serving as the founder and Chief Executive Officer of a leader in the IoT space, and his in-depth knowledge of the technology industry.

Rosemary Schooler has served as a Director of our Board of Directors since December 2022. Ms. Schooler has over 30 years of experience in the global technology industry. She most recently served as Corporate Vice

President and General Manager of Data Center and AI Sales for Intel Corporation. During her 33-year career at Intel, Ms. Schooler managed and oversaw sales and corporate strategy for the company’s IoT business. Ms. Schooler also held vice president and general manager positions at a number of Intel start-up initiatives in the embedded/IoT, networking and storage businesses, including architecture, product development and customer success efforts. In her networking role, Ms. Schooler led industry transforming initiatives, including Network Function Virtualization and technologies such as Data Plane Development Kit. Ms. Schooler has supported industry efforts, including ATIS and TIA, as well as non-profits, including the National Center for Women in Technology. She was previously a director for Cloudera and currently serves on the board of directors for Zurn Water Solutions. Ms. Schooler earned a B.S. in ceramic science and engineering from Penn State University.

Ms. Schooler was selected to serve on our Board of Directors due to her expansive knowledge of corporate strategy and strategic planning and vast experience as a leader in the technology industry.

Paul E. Jacobs, PhD has served as a Director of our Board of Directors since December 2022. Dr. Jacobs has been the Chief Executive Officer and a director of Globalstar, Inc. since August 2023, and he is also the Chairman and Chief Executive Officer of XCOM Labs, which he founded in 2018 to develop high performance wireless technologies and applications. Prior to founding XCOM Labs, Dr. Jacobs served as the Chief Executive Officer and Executive Chairman of Qualcomm Inc., where he spearheaded the company’s efforts to develop and commercialize fundamental mobile technology breakthroughs that fueled the wireless internet and smartphone revolutions. Dr. Jacobs is a prolific inventor with over 80 U.S. patents granted or pending in the field of wireless technology and devices. Dr. Jacobs currently serves as a director of Dropbox, Inc. and For Inspiration and Recognition of Science and Technology. He earned a B.S. in Electrical Engineering and Computer Science, M.S. in Electrical Engineering, and Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley. He founded the Jacobs Institute for Design Innovation at the University of California, Berkeley. Dr. Jacobs is a member of the National Academy of Engineering and a Fellow of the American Academy of Arts and Sciences.

Dr. Jacobs was selected to serve on our Board of Directors based on his experience as the leader and board member of multiple global companies, as well as his innovation and business experience with companies in, and his in-depth knowledge of, the technology sector.

Executive Officers

Rene Haas has served as our Chief Executive Officer and a Director since February 2022. Prior to being appointed as Chief Executive Officer, Mr. Haas served as President of our IP Product Groups (IPG) from January 2017. Under his leadership, Mr. Haas transformed IPG to focus on key solutions for vertical markets with a more diversified product portfolio and increased investment in our software ecosystem. In addition to his role as Chief Executive Officer, Mr. Haas has sat on the boards of Arm China and SoftBank Group since December 2016 and June 2023, respectively. Mr. Haas also provides certain advisory and consulting services to SoftBank Group. Mr. Haas joined the Company in October 2013 as Vice President of Strategic Alliances and two years later was appointed to the Executive Committee and named Arm’s Chief Commercial Officer in charge of global sales and marketing. Before joining the Company, Mr. Haas held several applications management, applications engineering and product engineering roles, including seven years at NVIDIA as Vice President and General Manager of its computing products business. Prior to NVIDIA, Mr. Haas executive roles at Scintera Networks and Tensilica. Mr. Haas earned his Bachelor of Science in Electrical and Electronics Engineering from Clarkson University and is a graduate of the Stanford University Graduate School of Business Executive Education Program. Mr. Haas was selected to serve on our Board of Directors due to his knowledge of our business as our Chief Executive Officer and his extensive experience in the semiconductor industry.

Jason Child has served as our Executive Vice President and Chief Financial Officer since November 2022. Mr. Child’s career spans 30 years across all aspects of global finance and strategy, accounting, capital markets and treasury, initial public offering execution, and investor relations. He has extensive experience in scaling disruptive technologies within enterprise software and software-as-a-service industries, e-commerce, local commerce, consumer hardware and IoT, and online residential real estate. He most recently served as Senior Vice-President and Chief Financial Officer at Splunk, a technology company specializing in application management, security, and compliance, as well as business and web analytics. Mr. Child has also served as Chief Financial Officer for Groupon, Inc., a global e-commerce marketplace, Jawbone, a consumer technology and wearable device company, and Opendoor Technologies Inc, an online real estate company. Prior to those roles, he spent more than 11 years leading various global finance teams at Amazon and served as Chief Financial Officer of Amazon International. Mr. Child has served as a member of the board of directors of Coupang, Inc., an e-commerce company, since April 2022. He holds a B.A. from the Foster School of Business at the University of Washington, where he currently serves on its Global Advisory Board.

Kirsty Gill has served as our Executive Vice President and Chief People Officer since April 2018. Ms. Gill joined the Company in 2002 and has held various leadership roles in the People group, including executive compensation, reward, organizational effectiveness, and people services and systems. As Chief People Officer, she is responsible for managing our policies with respect to our employees, our workplace and the sustainability of our business practices. Ms. Gill delivers a unique, progressive, and human working environment, ensuring that our Core Beliefs are reflected in our policies and practices, allowing everyone to thrive and contribute to their full potential. Prior to joining the Company, Ms. Gill was Human Resources Director for a start-up company, GF-X, and started her human resources career at Accenture. Ms. Gill graduated from the University of Cambridge and is a board member of Cambridge Ahead.

Spencer Collins has served as our Executive Vice President and Chief Legal Officer since September 2022. Prior to his appointment, he served as Interim General Counsel from February 2022. Mr. Collins has more than 20 years of industry experience and has served as lead counsel on many of the highest-profile M&A and investment transactions in the technology sector. Prior to joining the Company, Mr. Collins was Managing Partner and General Counsel at SoftBank Investment Advisors, the investment manager of SoftBank Vision Fund. Mr. Collins has also served as a partner in the investment team at SoftBank Investment Advisors. Prior to joining SoftBank Investment Advisors, he practiced as a technology-focused M&A and investment lawyer in the London offices of White & Case and Allen & Overy. Mr. Collins also spent time on secondment from Allen & Overy to Fenwick & West. Mr. Collins holds an LL.B. with first class honors.

Richard Grisenthwaite has served as our Executive Vice President and Chief Architect since March 2022. Mr. Grisenthwaite joined Arm in March 1997, and is responsible for the long-term evolution of our architecture, leading its development for more than 20 years, beginning with Armv6. He is currently leading development on Armv9 to ensure its specialized processing unlocks new markets and opportunities across the full spectrum of compute. Early in his tenure at the Company, Mr. Grisenthwaite worked on Arm720T, Arm940T, and Arm1136EJF-S. Prior to joining the Company, he worked for Analog Devices on fixed-function digital signal processors and at Inmos/ST on the Transputer. Mr. Grisenthwaite is an Arm fellow, has a B.A. in Electrical and Information Sciences from the University of Cambridge and holds 119 patents in the field of microprocessors. Additionally, Mr. Grisenthwaite serves on the U.K. government’s Semiconductor Advisory Panel.

Will Abbey has served as our Executive Vice President and Chief Commercial Officer since April 2023. Mr. Abbey joined the Company in 2004 and has held a number of leadership roles, including Senior Vice President of Sales and Partner Enablement, General Manager of our Physical Design group and Vice President of Commercial Operations for the Physical IP Division. Now, as Executive Vice President and Chief Commercial Officer, Mr. Abbey leads sales, field engineering, and partner enablement at the Company, helping some of the world’s most innovative organizations leverage the newest technologies to ready themselves for the next wave of digital transformation. From IP to AI, his unique insight has helped the world’s technology leaders transform their products and operations. Before joining the Company, he worked in product management positions at Celoxica, Infineon Technologies, and Loughborough Sound Images. Mr. Abbey serves on the board of EnPro Industries and holds a BEng from Sheffield Hallam University, U.K.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with SEC and Nasdaq rules, we may, and intend to, rely on and comply with certain home country governance requirements and exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we intend to take advantage of certain exemptions, including, but not limited to, exemptions from:

•	the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the Code of Conduct to directors and officers;

•	the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

•	the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;

•	the requirement that there be regularly scheduled meetings of only the independent directors at least twice a year;

•	the requirement to solicit proxies and provide proxy statements for all meetings of shareholders; and

•

the requirement that the Company’s bylaws or articles of association provide that a quorum for the shareholders’ meeting consists of at least 33 1/3% of the outstanding shares of the Company’s voting common shares.

We intend to follow the practices of England and Wales, our country of incorporation, in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Controlled Company Status

SoftBank Group is expected to beneficially own approximately 90.6% of our outstanding ordinary shares upon the completion of this offering (or 89.9% if the underwriters exercise in full their option to purchase additional ADSs from the selling shareholder). As a result of SoftBank Group’s ownership, after the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. Under these rules, a listed company of which a majority of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. As a controlled company, certain exemptions under the rules will mean that we are not required to comply with certain corporate governance requirements, including that (1) a majority of our Board of Directors consists of independent directors, as defined under Nasdaq listing rules, (2) a majority of the independent directors select or recommend its director nominees, (3) the remuneration committee be responsible for determining or recommending the compensation of executive officers other than our Chief Executive Officer, and (4) we have a remuneration committee that consists entirely of independent directors. We intend to take advantage of the foregoing exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our ADSs continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—We will be a “controlled company” within the meaning of the Nasdaq corporate governance rules and, as a result, be eligible to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.”

Composition of our Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of eight members, all of whom will continue to serve on our Board of Directors upon the completion of this offering. Mr. Son serves as the Chair of our Board of Directors. Our Board of Directors has affirmatively determined that none of Ms. Dykstra, Mr. Fadell, Ms. Schooler and Dr. Jacobs have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

Six of our eight current directors were appointed in 2022 in anticipation of becoming a public company. Prior to the appointment of these new directors, we undertook a fulsome review of the composition of our Board of Directors and the skills and qualifications necessary to lead our company going forward. Our Board of Directors considered diversity of experience and expertise as well as gender, racial and ethnic diversity. We believe that the diversity of viewpoints and collective experience of our directors makes our Board of Directors well positioned to lead Arm into the future.

SoftBank Group’s Director Nomination Rights

Our Board of Directors does not have a standing nominating committee. Pursuant to the Shareholder Governance Agreement, SoftBank Group will have the right to designate a certain number of candidates for election to our Board of Directors based on its and its controlled affiliates’ ownership of our outstanding ordinary shares, provided that a certain number of such candidates must be “independent” under law or stock exchange rules applicable to our directors at the time of such nomination. SoftBank Group’s designation rights are as follows:

Ownership of our outstanding ordinary shares:	Number of SoftBank Group candidates for election to our Board of Directors:	Number of SoftBank Group candidates that must be independent:
Greater than 70%	7	3
Less than or equal to 70% and greater than 60%	6	2
Less than or equal to 60% and greater than 50%	5	1
Less than or equal to 50% and greater than 40%	4	0
Less than or equal to 40% and greater than 30%	3	0
Less than or equal to 30% and greater than 20%	2	0
Less than or equal to 20% and greater than 5%	1	0

SoftBank Group’s rights to designate candidates for election to our Board of Directors are based on an eight-member board, including our Chief Executive Officer, and pursuant to the Shareholder Governance Agreement, will be modified ratably to reflect any change in the number of directors on our Board of Directors.

Additionally, effective upon completion of this offering and for so long as SoftBank Group and its controlled affiliates own more than 70% of our outstanding ordinary shares, SoftBank Group will have the right to increase the size of the our Board of Directors to nine directors and appoint a director, who need not be independent, to the board to fill the newly created vacancy. If such right is exercised, SoftBank Group will have the right to nominate up to eight candidates for election to our Board of Directors for as long as it and its controlled affiliates hold more than 70% of our outstanding ordinary shares.

Our Board of Directors will make determinations with respect to each director’s independence. To the extent SoftBank Group nominates a director as an independent director that our Board of Directors, upon advice of counsel, determines does not meet the applicable independence standards, SoftBank Group will be required to propose a new nominee.

The Shareholder Governance Agreement also provides SoftBank Group with proportional rights to representation on the committees of our Board of Directors, subject to applicable restrictions.

Committees of our Board of Directors

Our Board of Directors has two standing committees: an audit committee and a remuneration committee.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and assists our Board of Directors in monitoring our financial systems. Our audit committee is responsible for, among other things:

•	selecting a qualified firm to serve as (i) the independent registered public accounting firm to audit our financial statements and (ii) the U.K. statutory auditors;

•	helping to ensure the independence and performance of the independent registered public accounting firm and the U.K. statutory auditors;

•	helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm and U.K. statutory auditors, and reviewing, with management, the independent registered public accounting firm and U.K. statutory auditors, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing and approving, if applicable, in accordance with our related party transaction policy, any proposed transactions with related persons;

•	reviewing our policies and practices on risk assessment and risk management, including in respect of cyber security, data privacy and technology and information security;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm and U.K. statutory auditors.

Our audit committee consists of Karen E. Dykstra, Rosemary Schooler and Ronald D. Fisher, with Karen E. Dykstra serving as chair. Our Board of Directors has affirmatively determined that Karen E. Dykstra and Rosemary Schooler meet the requirements for independence under current Nasdaq rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 of the Exchange Act while Ronald D. Fisher will be permitted to serve on the audit committee until one year from the date of effectiveness of the registration statement of which this prospectus forms a part under Rule 10A-3(b)(iv)(A) of the Exchange Act and pursuant to the phase-in provisions of the Nasdaq rules applicable to new public companies. In addition, our Board of Directors has determined that Karen E. Dykstra will qualify as an “audit committee financial expert” as defined by applicable SEC rules. Each member of our audit committee is financially literate.

Remuneration Committee

Our remuneration committee oversees our remuneration policies, plans and benefits programs. Our remuneration committee is responsible for, among other things:

•	reviewing and making recommendations to our Board of Directors related to our remuneration plans and equity-based plans;

•	reviewing and making recommendations to our Board of Directors concerning the overall remuneration philosophy, policies and plans of the Company;

•	reviewing and making recommendations to our Board of Directors regarding the performance goals and objectives relevant to the remuneration of our Chief Executive Officer;

•

evaluating and making recommendations to our Board of Directors regarding the performance of our Chief Executive Officer under the previously established performance criteria, goals and objectives, and evaluating and making recommendations to our Board of Directors regarding total remuneration for our Chief Executive Officer;

•	reviewing and making recommendations to our Board of Directors regarding the remuneration to be paid to our non-executive directors;

•

reviewing and recommending to our Board of Directors the approval of the directors’ remuneration report, which shall be subject to a shareholder advisory vote at the Company’s annual general meeting each year;

•	selecting and retaining a remuneration consultant; and

•	such other matters that are specifically delegated to the remuneration committee by our Board of Directors from time to time.

Our remuneration committee consists of Masayoshi Son, Ronald D. Fisher, Jeffrey A. Sine and Rosemary Schooler, with Masayoshi Son serving as chair.

Code of Conduct

We maintain a Code of Conduct applicable to our and our subsidiaries’ employees, independent contractors, senior management and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Board of Directors will monitor compliance with our Code of Conduct, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the Code of Conduct will be posted on the Investor Relations section of our website.

Remuneration of Executive Officers and Directors

For the fiscal year ended March 31, 2023, the aggregate remuneration paid to the members of our Board of Directors and our executive officers for services in all capacities, including retirement and similar benefits but excluding Executive Awards (as described below), was $43,136,444. Of that aggregate amount, $17,297,457 was related to remuneration paid to the members of our Board of Directors. For the fiscal year ended March 31, 2023, the highest paid director received remuneration of $16,518,639, excluding the Executive Awards described below.

We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our Board of Directors or executive officers, although we made defined contribution pension contributions on behalf of, and paid pension allowances to, our directors and executive officers in an aggregate amount of $153,874 during the fiscal year ended March 31, 2023.

During the fiscal year ended March 31, 2023, pursuant to our equity incentive plans described under “—Equity Incentive Plans,” we granted conditional rights to receive a specified amount of cash or our ordinary shares to our executive officers, which we refer to as “Executive Awards,” with outstanding awards in the aggregate amount of $64,769,682. For the fiscal year ended March 31, 2023, our highest paid director did not receive any RSUs and received an Executive Award in the amount of $20,000,000. For more information about awards that vest at the completion of this offering, see “—Awards Vesting at the Completion of this Offering.”

Executive Officer Employment Arrangements and Director Appointment Letters

Executive Officer Employment Agreements

We have entered into offer letters or employment agreements with our executive officers. Each of our executive officers is employed for an indefinite term unless either we or the executive officer gives prior notice to terminate such employment. We may terminate an executive officer’s employment for cause, at any time, without advance notice or severance (except for accrued remuneration or where required by applicable law). Cause includes, for example, where the executive officer has committed gross misconduct or negligence. We may terminate an executive officer’s employment, for a fair reason and following a fair process, by providing prior written notice varying between 30 days and 12 months depending on the terms of the executive’s agreement or at any time for some executives based in the U.S. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by the applicable law of the jurisdiction where the executive officer is based or per the terms contained in their individual agreement, if any. Two U.S. executives are entitled to receive severance if they resign for good reason, their employment is terminated due to death or permanent disability, or if there is a change in control event, as set out in their individual agreements. Good reason includes, for example, a significant diminution in authorities, duties or responsibilities, or a material reduction of the executive’s salary. To resign for good reason, the executive must provide sixty days of notice and a reasonable cure period. An executive officer may terminate their employment at any time with prior written notice, if required, as set out in their individual employment agreement.

Each executive officer has agreed to hold, both during and after the employment agreement is terminated, in strict confidence and not to use, except for our benefit, any confidential information of our company or affiliates or of our customers, suppliers and other business partners. The executive officers have also agreed to disclose to us all inventions, designs and any other IP which they develop during their employment with us and to assist us in obtaining and enforcing patent, copyright and other legal rights for such inventions, designs, and IP. In addition, each of our executive officers has agreed to be bound by post-termination covenants in order to protect our business interests, including restrictions on soliciting our customers and our employees. Two U.S. executives have post-termination non-compete provisions that equal or exceed the duration of their severance benefits.

Non-Executive Director Appointment Letters Prior to the Consummation of this Offering

We have entered into letters of appointment with each of our non-executive directors, except for Messrs. Son and Fisher. These letters set forth the terms on which each of our non-executive directors serve on our Board of Directors. Under the letters of appointment, our non-executive directors were entitled to receive (i) remuneration for their services as non-executive directors in accordance with the non-executive director remuneration policy described below and (ii) reimbursement for expenses incurred in connection with the performance of their duties as directors. Continued appointment under the letters was contingent on continued satisfactory performance, re-nomination by the independent directors and approval of the Board of Directors, re-election by the shareholders and any relevant statutory provisions and provisions of the Articles relating to removal of a director. These appointment letters were terminated prior to the consummation of this offering.

Non-Executive Director Remuneration Policy

Upon completion of this offering, our Board of Directors intends to implement a new non-executive director remuneration policy applicable to each of our non-executive directors other than Mr. Son. Under such policy, our non-executive directors will receive an annual retainer of $80,000 in cash and $220,000 in equity awards under our Omnibus Incentive Plan (as defined below). In addition, our non-executive directors, other than Mr. Son, will receive a fee of $5,000 per meeting of the Board of Directors. Members of the audit committee and the remuneration committee will receive $15,000 and $10,000, respectively, in cash annually. The chairs of the audit committee and remuneration committee will receive $30,000 and $20,000, respectively, in cash annually. Non-executive directors do not receive benefits upon removal or resignation from their respective position as directors. We also will reimburse non-executive directors for expenses properly incurred in connection with the performance of his or her duties as a director, including, but not limited to, reasonable travel expenses.

Equity Incentive Plans

We have granted equity-based awards to our executive officers and non-executive directors under: (1) the 2022 RSU Plan, (2) the NED Plan, (3) the 2019 AEP and (4) the 2019 EIP (collectively, the “Prior Plans”). As of

September 1, 2023, the total number of ordinary shares subject to outstanding RSU awards granted under the Prior Plans is 39,247,113, and the aggregate value of outstanding Executive Awards granted under the Prior Plans is $95 million, which is comprised of potential fixed monetary amounts of $70 million of One-time Launch Awards (as described below) with customized vesting schedules for certain of our executive officers and $25 million of Annual Awards (as described below) that vest based on the achievement of certain performance metrics for the fiscal year ending March 31, 2024. We do not plan to grant further awards under the Prior Plans following the completion of this offering. Instead, equity-based awards granted at or after the completion of this offering will be under our new omnibus incentive plan. The principal features of the four previously-adopted plans that pertain to outstanding awards held by our executive officers and non-executive directors, and the principal features of our 2023 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), are summarized below. With respect to awards granted under the Prior Plans and the Omnibus Incentive Plan that may be satisfied by transfer or issue of our ordinary shares, the remuneration committee or other plan administrator may also satisfy them by transfer or issue of ADSs instead. Unless otherwise indicated, under this “Equity Incentive Plans” section, references to our ordinary shares shall also include references to ADSs. These summaries are qualified in their entirety by reference to the actual text of the applicable plan, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

2022 RSU Plan

The 2022 RSU Plan was adopted on June 13, 2022 and amended and restated on each of September 6, 2022 and August 25, 2023. The 2022 RSU Plan allows for the grant of awards to our (and our subsidiaries’) employees and executive directors. The principal features of the 2022 RSU Plan are summarized below.

Administration

The 2022 RSU Plan is administered by our remuneration committee. Our remuneration committee has the authority to construe and interpret the rules of the 2022 RSU Plan, including any sub-plans or appendices to the 2022 RSU Plan and the terms of awards granted under the 2022 RSU Plan, and to make all other determinations and take all actions deemed necessary or advisable for administering the 2022 RSU Plan.

Awards

The 2022 RSU Plan provides for the grant of RSUs, phantom awards, which are similar to RSUs, except that they may only be settled in cash, and other awards. Only Executive Awards, which are conditional rights to receive a specified amount of cash or our shares, have been awarded to our executive officers under the 2022 RSU Plan.

Shares Available for Awards

The aggregate nominal amount of shares over which the remuneration committee may grant awards under the 2022 RSU Plan and the NED Plan is limited so that it does not exceed at any time an amount equal to (x) 4% of the aggregate nominal amount of our fully diluted equity share capital less (y) the aggregate of the nominal amount of shares allocated in respect of awards granted under the rules of the 2022 RSU Plan and awards granted under the rules of the NED Plan (excluding any shares allocated in respect of lapsed awards under the 2022 RSU Plan and the NED Plan). Shares that are delivered to recipients upon the vesting of an award under the 2022 RSU Plan may be satisfied through the issue of new ordinary shares or the transfer (including out of treasury) of shares.

Plan Term

No awards may be granted under the 2022 RSU Plan after the earlier of (i) the tenth anniversary of the date of the adoption of the 2022 RSU Plan, and (ii) the completion of our initial public offering.

Key Terms of Executive Awards Granted to our Executive Officers under the 2022 RSU Plan

The Executive Awards granted to our executive officers under the 2022 RSU Plan entitle the executive officer to a fixed amount of cash or, after our initial public offering, our ordinary shares. We have generally granted two types of Executive Awards under the 2022 RSU Plan, which we refer to as Annual Awards and One-time Launch Awards. On limited occasions, we have also granted Executive Awards with customized vesting schedules to certain of our executive officers. Annual Awards and One-time Launch Awards could be settled differently depending on whether vesting occurs before or after our initial public offering. The Annual Award typically consists of a portion that is subject only to a time-based vesting schedule and a portion that is subject to a performance-based and time-based vesting schedule. The time-based portion of the Annual Award vests on an annual basis over three years. The performance-based portion vests on an annual basis over three years, with each year’s vesting amount being within a range of 0% to 200% of the award value based on whether our annual performance metrics are satisfied. The One-time Launch Awards vest on an annual basis over three years, with no performance-based vesting conditions. We have also granted Executive Awards with terms that differ from those described above. Generally, these awards provide for all or a portion of the award to vest upon the earliest to occur of our initial public offering, a change in control event and a specified future date, subject to continued employment through the applicable vesting date.

Before our initial public offering, any portion of the Executive Awards that vest will be settled in cash. Upon and after our initial public offering, any portion of the Executive Awards that vest will be satisfied in our shares based on the closing price per ADS on the date of our initial public offering, subject to the right of our remuneration committee to satisfy all or part of any such vested portion in cash. As with the RSU awards, upon a change of control event, which generally includes the acquisition of more than 50% of the voting power of our shares or the sale of all or substantially all of our assets, a pro rata portion of the unvested Executive Awards will vest.

Generally, unvested awards granted under the 2022 RSU Plan will lapse on the date the executive officer ceases to be an eligible employee or executive director for any reason whatsoever under the 2022 RSU Plan (including, e.g., in connection with the termination of his or her employment or service as an executive director), except that if the cessation to be an eligible employee or executive director in question is due to ill-health, injury, disability or death, our remuneration committee may vest all or a portion of that participant’s awards. The executive officer will not be treated as ceasing to be an eligible employee or executive director for these purposes upon leaving the employment of a member of our group if, within the following seven days, he or she recommences employment with another member of our group. The awards will also lapse if our remuneration committee determines that part or all of any such unvested awards should lapse in accordance with any malus or clawback policy adopted from time to time.

Before the record date on which such shares are actually issued or transferred, a participant is not entitled to any voting, dividend or other rights attaching to such shares. After such record date of the issue or transfer of such shares, the shares held by a participant will rank equally in all respects to our other ordinary shares.

Clawback

All awards granted under the 2022 RSU Plan are subject to lapse, forfeiture and/or recoupment under any clawback policy that we may adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by applicable laws. At this time, we have not adopted a policy regarding the recovery of certain incentive-based remuneration awarded to current and former executive officers in the event of an accounting restatement. In 2023, we intend to adopt a malus and clawback policy consistent with Rule 10D-1 of the Exchange Act, which requires U.S. national securities exchanges to adopt listing standards for the recovery of erroneously awarded remuneration under certain circumstances.

Adjustment

In the event of a variation of our equity share capital, a demerger or exempt distribution by virtue of section 1075 of the UK Corporation Tax Act 2010 or a special dividend or distribution, our remuneration committee (acting unanimously) may adjust the number and/or class of shares comprised in an award as it considers appropriate.

Plan Amendment

Our remuneration committee may amend the 2022 RSU Plan at any time; however, any amendment which would materially disadvantage participants may not be made without prior consent of the majority (assessed by reference to the size of the affected awards) of disadvantaged participants who respond to the request made by our remuneration committee to approve such amendment. Our remuneration committee has the absolute discretion to determine which participants are materially disadvantaged by a proposed amendment.

Transferability and Participant Payments

A participant may not transfer, assign or otherwise dispose of an award or any rights in respect of it. If he or she does, whether voluntarily or involuntarily, then the award immediately lapses. No payment is required from a participant for the grant of an award.

The Arm Non-Executive Directors RSU Award Plan

The NED Plan was adopted on September 6, 2022 and allows for the grant of RSUs and phantom awards to our non-executive directors. The principal features of the NED Plan and awards granted to our non-executive directors are substantially the same as the terms of the 2022 RSU Plan, except that only non-executive directors are eligible to receive awards and the only awards granted to our non-executive directors have been RSUs, which generally have provided for vesting to occur over a one-year period. The NED Plan is administered by our remuneration committee. The aggregate number of shares over which the our remuneration committee may grant awards under the 2022 RSU Plan and the NED Plan is limited so that it does not exceed at any time an amount equal to (x) 4% of the aggregate nominal amount of our fully diluted equity share capital less (y) the aggregate of the nominal amount of shares allocated in respect of awards granted under the rules of the 2022 RSU Plan and awards granted under the rules of the NED Plan (excluding any shares allocated in respect of lapsed awards under the 2022 RSU Plan and the NED Plan). No awards may be granted under the NED Plan after the earlier of (i) the tenth anniversary of the date of the adoption of the NED Plan, and (ii) our initial public offering.

RSUs are awards that entitle the holder to a specified number of our ordinary shares, subject to satisfaction of vesting and other conditions. The RSUs granted to our non-executive directors vest in March or May of the year following the year of grant on the basis of the continued service of the director. The number of RSUs awarded to our non-executive directors for the fiscal year ended March 31, 2023 was determined by dividing $220,000 by an estimated per share value, with the award pro-rated for non-executive directors on the Board for less than the full year. In addition, a pro-rata portion of the non-executive directors’ RSUs vest upon the occurrence of a change of control event. In each case, once vested, the RSUs are capable of being settled in shares or cash (or a mix of both), as determined by the our remuneration committee.

The Arm Limited All-Employee Plan 2019

The 2019 AEP was adopted by our shareholders on December 8, 2019 and amended and restated on each of May 18, 2021, June 13, 2022 and August 25, 2023, and allows for the grant of awards to our employees and executive directors. The material terms of the 2019 AEP are summarized below.

Administration

The 2019 AEP is administered by our remuneration committee. Our remuneration committee has the authority to construe and interpret the rules of the 2019 AEP, including any sub-plans or appendices to the 2019 AEP and the terms of awards granted under the 2019 AEP, and to make all other determinations and take all actions deemed necessary or advisable for administering the 2019 AEP.

Shares Available for Awards

The aggregate nominal amount of shares over which our remuneration committee may grant awards under the 2019 AEP will be limited so that it does not exceed at any time an amount equal to (x) 2.2% of the aggregate nominal amount of our fully diluted equity share capital less (y) the aggregate of the nominal amount of shares allocated in respect of awards granted under the rules of the 2019 AEP (excluding any shares allocated in respect of lapsed awards under the 2019 AEP).

Awards

The 2019 AEP provides for the grant of RSUs and phantom shares. As of the date of this prospectus, our executive officers have only been granted RSUs pursuant to the 2019 AEP.

Key Terms of RSUs Granted to our Executive Officers under the 2019 AEP

RSUs granted to our executive officers under the 2019 AEP generally vest on a linear scale on the earliest to occur of (1) 180 days following our initial public offering with a listing value between $32 billion and $55 billion and above (with none of the awards vesting when the value is $32 billion or less and all awards vesting when the value is $55 billion or above), (2) the acquisition of more than 50% of the voting power of our shares, or sale of the Company or other change in control event with an implied value between $32 billion and $55 billion and above (with none of the awards vesting when the value is $32 billion or less and all awards vesting when the value is $55 billion or above), and (3) March 9, 2026 if the value of our fully diluted share capital on December 31, 2025 is between $55 billion and $75 billion and above (with none of the awards vesting when the value is $55 billion or less and all awards vesting when the value is $75 billion or above).

If there is a change of control event following our initial public offering but before the vesting date which is 180 days after the initial public offering, then the awards shall be capable of vesting only on the occurrence of such change of control event, and not the initial public offering, and for the purposes of calculating to what extent (if at all) a participant’s award vests, our remuneration committee must determine the extent to which the relevant vesting hurdle is met or exceeded on both: (i) the initial public offering and (ii) the relevant change of control event, and subject to certain exceptions, use whichever of the two measurements is more favorable to the participant.

Other terms applicable to the RSUs awarded to our executive officers under the 2019 AEP, including terms relating to termination of employment and forfeiture of the awards, awards being subject to any clawback polices we may adopt, adjustments in the event of changes to capitalization and similar events, plan amendments and transferability of awards, are generally consistent with the terms of the RSUs granted under the 2022 RSU Plan, as described above.

The 2019 EIP

The 2019 EIP was adopted by our shareholders on December 8, 2019 and amended and restated on September 6, 2022, and allows for the grant of awards to certain of our executive officers or other eligible employees designated by our remuneration committee in its absolute discretion acting unanimously. Only one of our executive officers holds an award under the 2019 EIP. The material terms of the 2019 EIP are substantially similar to the terms of the 2019 AEP described above, except that (1) participation is generally limited to our executive officers, (2) the aggregate number of shares over which our remuneration committee may grant awards under the 2019 EIP is 0.3% of the aggregate nominal amount of our fully diluted equity share capital (less the aggregate of the nominal amount of shares allocated in respect of awards granted under the rules of the 2019 EIP, excluding any shares allocated in respect of lapsed awards under the 2019 EIP), and (3) vesting of the executive officer’s RSUs upon the earliest to occur of an initial public offering, sale of the Company or other change in control event and a specified future date is not subject to the value thresholds noted in the discussion of the 2019 AEP.

New Omnibus Incentive Plans

In August 2023, our board of directors adopted, and our shareholders approved, the Omnibus Incentive Plan, which will become effective from the date on which the underwriting agreement between us, the underwriters and the selling shareholder is signed. We intend to use the Omnibus Incentive Plan following the completion of this offering for the grant of incentive awards to our employees, including our executive directors, and our non-employees, including our non-employee directors. The Omnibus Incentive Plan will become effective upon the completion of this offering. The principal terms of the Omnibus Incentive Plan are summarized below.

Eligibility

Our employees, including executive directors, and employees of our subsidiaries will be eligible to participate in the Omnibus Incentive Plan. Our non-executive directors and consultants, and non-executive directors and consultants of our subsidiaries, are eligible to participate in the Non-Employee Sub-Plan to the Omnibus Incentive Plan. Persons eligible to receive awards under the Omnibus Incentive Plan (including the Non-Employee Sub-Plan) are together referred to as service providers below. Except as otherwise specified, references below to the Omnibus Incentive Plan include the Non-Employee Sub-Plan, provided that in no event may an officer or employee grant, or have administrative discretion with respect to, his or her own award.

Administration

The Omnibus Incentive Plan will be administered by our Board of Directors, our remuneration committee or any other committee composed of members of our Board of Directors that is appointed by our Board of Directors or our remuneration committee to administer the Omnibus Incentive Plan, subject to certain limitations imposed under the Omnibus Incentive Plan, and other applicable laws and stock exchange listing rules. The administrator will have the authority to construe and interpret the Omnibus Incentive Plan and the terms of awards granted under the Omnibus Incentive Plan. Subject to applicable law, the administrator may authorize one or more officers or employees to administer the Omnibus Incentive Plan.

Shares Available for Awards

The maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan as approved at the time of adoption of the Omnibus Incentive Plan was equal to the sum of (i) 20,500,000 ordinary shares and (ii) an annual increase on April 1 of each year beginning on April 1, 2024 and ending on April 1, 2028, equal to the lesser of (A) 2% of the aggregate number of ordinary shares outstanding on March 31 of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by our Board of Directors or our remuneration committee. No more than 20,500,000 ordinary shares may be issued under the Omnibus Incentive Plan upon the exercise of incentive stock options.

If an award under the Omnibus Incentive Plan is exchanged for or settled in cash, forfeited, canceled or expires without the issuance of our ordinary shares, any unused shares underlying the award will be deemed not to have been issued for purposes of determining the maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan. Additionally, shares underlying awards issued by the Company in assumption of, or in substitution or exchange for, awards previously granted by a company acquired by the Company or any of its affiliates or with which the Company or any of its affiliates combines will not be deemed not to have been issued for purposes of determining the maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan. To the extent not prohibited by applicable laws, any ordinary shares underlying an award that are surrendered or withheld in payment of the award’s exercise or purchase price, or in satisfaction of tax withholding obligations with respect to an award, will be deemed not to have been issued for purposes of determining the maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan, unless otherwise determined by the administrator.

Awards may be settled in ordinary shares or ADSs. References in this summary to ordinary shares include references to our ADSs. Ordinary shares issued under the Omnibus Incentive Plan may be new shares, shares purchased on the open market or treasury shares.

Awards

The types of awards granted under the Omnibus Incentive Plan will be determined by the administrator, but may include awards of share options, share appreciation rights (“SARs”), restricted shares, RSUs, other awards of cash, shares or other property (which may include a specified cash amount that is payable in cash or shares, or awards tied to the appreciation in the value of shares), dividends and dividend equivalents. Vesting conditions applicable to awards may be based on continued service, achievement of company, business unit or other performance objectives, or such other criteria as our remuneration committee may establish.

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Options and SARs.    Options provide for the purchase of our ordinary shares in the future at an exercise price set at a specified price and usually become exercisable in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by the administrator. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares underlying the award between the grant date and the exercise date, payable either in ordinary shares, cash or a combination of the two, as determined by the administrator. The administrator will determine the number of shares underlying each option and SAR, the exercise or base price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. In general, the exercise price per share for each option or SAR granted under the Omnibus Incentive Plan will not be less than the nominal value of such share and for grantees who are subject to tax in the U.S. not less than the fair market value of such share at the time of grant.

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Restricted Shares and RSUs.    Restricted shares are an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises for grantees to receive our ordinary shares (or, as determined by the administrator, the cash equivalent) in the future, which may also be subject to vesting, issuance and forfeiture conditions. The administrator may provide that the delivery of the shares underlying RSUs will occur upon or as soon as reasonably practicable after the RSUs vest or will be deferred on a mandatory basis or at the election of the grantee. The terms and conditions applicable to restricted shares and RSUs will be determined by the administrator, subject to the conditions and limitations contained in the Omnibus Incentive Plan.

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Other Awards; Dividends and Dividend Equivalents. Other awards may include awards of fully vested ordinary shares, cash incentive awards, and other awards valued wholly or partially by referring to, or otherwise based on, our ordinary shares or other property. Other awards may be granted to grantees and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The administrator will determine the terms and conditions of other awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions. Awards of restricted shares may also entitle the participant to receive dividends paid on the ordinary shares underlying the awards, and RSUs and other stock-based awards (other than options and SARs) may entitle the participant to receive dividend equivalents, which are notional entitlements representing the dividends that would have been paid had the ordinary shares underlying the award been outstanding. Dividends and dividend equivalents may be subject to the same vesting conditions as the awards to which they relate.

Awards may be granted in consideration of past or future services. The administrator may, but need not, require the payment of consideration by the participant with respect to an award. To the extent permitted by applicable law, the administrator may authorize the deferral of the settlement of awards.

To the extent terms of the Omnibus Incentive Plan do not address local laws in non-U.S. jurisdictions, we anticipate that provisions specific to such non-U.S. jurisdictions in which awards are granted will be addressed in the award agreement “riders,” which will set forth or modify otherwise applicable terms as needed to comply with local laws, including, as applicable, tax laws, securities laws, employment laws, data privacy requirements and exchange controls.

Transferability

Prior to the issuance of ordinary shares with respect to an award granted under the Omnibus Incentive Plan, participants generally will not be allowed to transfer awards. However, awards may be transferred by will or by the laws of descent and distribution.

Term of Plan; Amendment and Termination

The Omnibus Incentive Plan will have a five-year term; however, the administrator may amend, suspend or terminate the Omnibus Incentive Plan and award agreements at any time. Generally, if the administrator proposes any amendment, suspension or termination that would be to the material disadvantage of any grantees in respect of subsisting rights under the Omnibus Incentive Plan or the relevant award agreement, then: (i) the administrator must invite each such disadvantaged grantee to indicate whether or not they approve the amendment, and (ii) such amendment shall only take effect if the majority (assessed by reference to the size of affected awards) of the grantees who respond to an invitation consent to the amendment.

Change in Control

In the event of a change in control, unless otherwise specified by the administrator or specified in an individual agreement with the participant, awards generally will only accelerate to the extent they are not substituted or assumed by the acquiring entity or if the awards are substituted or assumed by the acquiring entity and the participant’s service is terminated under specified circumstances within 18 months following the change in control. In the event the awards are not assumed or substituted by the acquiring or surviving entity in a change in control, except as otherwise determined by the administrator or provided in an award agreement, employment or similar agreement in the definitive change in control transaction agreement, time-based awards will become vested on a pro-rata basis as of the date of the change in control, and all or a portion of performance-based awards may vest, but only to the extent (if at all) determined by the administrator. The administrator may also elect to terminate an award in exchange for cash.

Adjustments for Certain Corporate Events

In the event of a stock dividend, stock split or other non-reciprocal transaction that affects share values, the type and the number of ordinary shares, ADSs or other securities subject to the Omnibus Incentive Plan and outstanding awards, and the exercise or base price of outstanding awards will be equitably adjusted as appropriate to reflect the transaction. Additionally, in the event of a reorganization, amalgamation, dissolution, sale of assets or shares or other corporate transactions, the administrator may take a variety of actions with respect to outstanding awards, including canceling awards in exchange for cash or other property, accelerating the vesting of awards, causing awards to be terminated or replaced with other rights or property or providing for the substitution or assumption of outstanding awards in a manner intended to preserve the intended economic and other benefits of the plans and outstanding awards.

Non-U.S. and Non-U.K. Participants

Our remuneration committee may modify awards granted to participants who are non-U.S. or U.K. nationals or employed outside the U.S. and the U.K. or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with a tax favorable regime that may be available in any jurisdiction.

Non-Employee Sub-Plan

The Non-Employee Sub-Plan governs equity awards granted to our non-executive directors, consultants, advisers and other non-employee service providers and generally provides for awards to be made on identical terms to awards made under the Omnibus Incentive Plan.

Employee Benefit Trust

We may establish an employee benefit trust (the “EBT”) which would be constituted by a trust deed entered into by the Company and a professional trustee.

The Company would have the power to appoint and remove the trustee. The trustee of the EBT would have the power to acquire ordinary shares or ADSs. We could fund the EBT by loan or non-repayable grant or gift to acquire ordinary shares or ADSs by subscription for newly issued shares at nominal value or by purchasing ordinary shares or ADSs on the open market. Any ordinary shares or ADSs acquired by the EBT could be used for the purposes of satisfying awards under the Omnibus Incentive Plan, the 2022 RSU Plan, the 2019 AEP, the 2019 EIP and any other employee share plans established by our group from time to time.

Arm Annual Bonus Plan

We have granted cash awards to our executive officers under the Arm Annual Bonus Plan (the “Annual Bonus Plan”). The principal features of this cash plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the Annual Bonus Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration

For our executive officers, the Annual Bonus Plan is administered by our remuneration committee.

Eligibility

Our (and our subsidiaries’) employees (which include our executive officers) are eligible to participate in the Annual Bonus Plan.

Start of Plan Period

At the start of each plan period (which runs from April 1 of a year to March 31 of the following year), our remuneration committee determines: (i) whether the Annual Bonus Plan will be operated in respect of that plan period, (ii) which eligible executive officers may participate in the Annual Bonus Plan, (iii) each participant’s target percentage of the actual base salary which may be payable as the bonus award (the “Target Bonus Percentage”) for such plan period; and (iv) the performance conditions for such plan period. With respect to the fiscal year ended March 31, 2023, the target bonus opportunity of our executive officers was in the range from 100% to 125% of their base salary levels. The maximum bonus award that can be earned is 200% of the target bonus award (based on the Target Bonus Percentage of the participant’s salary) plus any individual performance multiplier.

Performance Conditions

Our remuneration committee sets performance conditions for each plan period for the whole Company, one or more divisions or business units of the Arm group (or any subdivision thereof), and/or individual participants, as appropriate, and may in its sole discretion amend or waive the performance conditions in whole or in part (a) in accordance with the terms specified in the performance conditions, or (b) if events happen which cause our remuneration committee to consider that (i) the amended performance conditions would be a fairer measure of performance and would be no more difficult to satisfy than the existing performance conditions, or (ii) the existing performance conditions should be waived in whole or in part. Our remuneration committee may withhold, reduce or cancel all or any part of the bonus award for any participant in the event that our remuneration committee considers that such participant’s performance or conduct during the plan period warrants such action.

With respect to the fiscal year ended March 31, 2023, the performance conditions were based on the revenue and profit (EBITDA) of our group.

With respect to the fiscal year ended March 31, 2023, a participant’s actual bonus percentage was affected by (i) the Company performance multiplier (the maximum of which was 100%), and (ii) such participant’s individual performance multiplier, based on such participant’s overall ratings assigned in his or her 2023 annual review. The maximum bonus award a participant could receive for the fiscal year ended March 31, 2023 was 125% of the Target Bonus Percentage of his or her actual base salary (100% attributed to our performance, multiplied by 1.25 for an “Exceptional” rating).

New Hires

A person who becomes an eligible executive officer during the course of a plan period and who our remuneration committee determines shall become a participant will be eligible to receive a pro-rated bonus award for such plan period. The pro-rated bonus award will be calculated by determining what the participant’s full-year bonus award entitlement would have been under the applicable performance conditions and then making a pro-rata adjustment to such entitlement based on the portion of such plan period in which such participant participated in the Annual Bonus Plan.

Change of Performance Conditions and Targets

Our remuneration committee, in its sole discretion and at any time within a plan period, may evaluate performance conditions and make changes to a participant’s defined targets. In such case, such participant’s bonus award shall be calculated based on our remuneration committee’s evaluation, in its sole discretion, of what such participant’s full-year bonus award entitlement would have been under the original performance conditions and what such participant’s full-year bonus award entitlement would be under the new performance conditions. Following this, our remuneration committee shall make an adjustment to such bonus award based on each of the two entitlements.

Termination of Employment

Generally, a participant must be continuously employed by a member of our group through the end of the applicable plan period in order to receive a bonus award for such plan period. If a participant ceases to be an eligible executive officer prior to the end of such plan period for any reason, such participant shall immediately forfeit upon termination any and all entitlement to any portion of the bonus award for such plan period.

Change in Control

In the event of a change of control event during a plan period, the plan period will end and each participant will receive a bonus award payment, payable as soon as administratively practicable following such change of control event, calculated by determining what such participant’s full-year bonus award entitlement would have been based on deemed maximum achievement of the applicable performance conditions through the date of the consummation of such change of control event and then making a pro-rata adjustment to such entitlement based on the portion of such plan period occurring before the date on which such change of control event is consummated.

Plan Amendment and Termination

Subject to applicable law, our Board of Directors or Executive Committee (or another duly authorized committee) may (i) delete, alter or add to any of the provisions of the Annual Bonus Plan in any respect at any time unilaterally and without the consent of any participant, or (ii) terminate the Annual Bonus Plan at any time. If the Annual Bonus Plan is terminated during a plan period, such termination will not affect the operation of the Annual Bonus Plan for the rest of such plan period and bonus awards may be determined and paid pursuant to the rules of the Annual Bonus Plan.

Awards Vesting at the Completion of this Offering

We have granted Executive Awards and RSUs with customized vesting schedules to certain of our executive officers and employees, which will begin vesting upon the completion of this offering. These awards will be settled in a number of ordinary shares based on the initial public offering price per ADS. In particular, (i) an Executive Award with a value of $20 million that was granted to our Chief Executive Officer will vest in its entirety upon completion of this offering and be settled by the delivery of 408,163 ordinary shares (or ADSs representing ordinary shares), assuming an initial public offering price of $49.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, subject to a 12-month holding period, (ii) Executive Awards with an aggregate value of $35 million that were granted to two executive officers will, upon the completion of this offering, vest in installments over 36 months based on the particular executive officer’s vesting schedule and be settled by the delivery of 714,286 ordinary shares (or ADSs representing ordinary shares), of which 204,082 ordinary shares (or ADSs representing ordinary shares) vest upon completion of this offering, assuming an initial public offering price of $49.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus and (iii) 232,621 RSUs that were granted to an executive officer and certain employees that will vest in their entirety upon completion of this offering and will be converted into 232,621 ordinary shares (or ADSs representing ordinary shares). Assuming an initial public offering price of $49.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, our executive officers and certain employees will receive an aggregate of 844,866 ordinary shares (or ADSs representing ordinary shares) upon the completion of this offering, subject in each case to the award’s vesting schedule and the terms of the award certificate.

In addition, we granted a special cash award in the amount of $20 million to our Chief Executive Officer, which will vest upon the completion of this offering.

Insurance and Indemnification

To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We expect to enter into a deed of indemnity with each of our directors and executive officers prior to the completion of this offering. In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.

RELATED PARTY TRANSACTIONS

In addition to the director and executive officer remuneration and indemnification arrangements discussed above in the section titled “Management and Executive Remuneration,” this section describes transactions or loans, since April 1, 2020, between us and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. We refer to the entities and persons described in (a) through (e) above as “related parties.”

Transactions with SoftBank Group

Shareholder Governance Agreement

In connection with this offering we will enter into the Shareholder Governance Agreement with SoftBank Group, which will govern certain aspects of the relationship between us and SoftBank Group following the completion of this offering, including matters related to pre-emptive rights, rights related to the composition of our Board of Directors and its committees, registration rights, rights related to related party transactions, information and other rights, consultation rights and a consent right, among other matters, including during periods in which SoftBank Group beneficially owns less than a majority of our outstanding ordinary shares. The form of the Shareholder Governance Agreement is attached as an exhibit to the registration statement of which this prospectus forms a part.

Pre-emptive Rights

Pursuant to the Shareholder Governance Agreement, if we propose to allot or issue any ordinary or preferred shares or options, warrants or other securities convertible into or exercisable for ordinary or preferred shares (including ADSs) (other than (i) pursuant to an offer made to all ordinary shareholders on the same terms; or (ii) in connection with any incentive plan or share scheme otherwise approved by SoftBank Group to the extent such approval is required under the Shareholder Governance Agreement), SoftBank Group and its controlled affiliates shall be entitled (but not obligated) to subscribe for a number of the securities we propose to allot or issue that will enable SoftBank Group and its controlled affiliates to maintain their proportional legal and economic interests in our share capital prior to such allotment or issuance.

Rights Related to Our Board of Directors

Pursuant to the Shareholder Governance Agreement, SoftBank Group will have the right to designate a certain number of candidates for election to our Board of Directors based on the level of its and its affiliates’ ownership of our outstanding ordinary shares, provided that a certain number of such candidates must be “independent” under law or stock exchange rules applicable to our directors at the time of such nomination. SoftBank Group’s designation rights are as follows:

Ownership of our outstanding ordinary shares:	Number of SoftBank Group candidates for election to our Board of Directors:	Number of SoftBank Group candidates that must be independent:
Greater than 70%	7	3
Less than or equal to 70% and greater than 60%	6	2
Less than or equal to 60% and greater than 50%	5	1

Ownership of our outstanding ordinary shares:	Number of SoftBank Group candidates for election to our Board of Directors:	Number of SoftBank Group candidates that must be independent:
Less than or equal to 50% and greater than 40%	4	0
Less than or equal to 40% and greater than 30%	3	0
Less than or equal to 30% and greater than 20%	2	0
Less than or equal to 20% and greater than 5%	1	0

SoftBank Group’s rights to designate candidates for election to our Board of Directors are based on an eight-member board, including our Chief Executive Officer, and, pursuant to the Shareholder Governance Agreement, will be modified ratably to reflect any change in the number of directors on our Board of Directors.

Additionally, effective upon completion of this offering and for so long as SoftBank Group and its controlled affiliates own more than 70% of our outstanding ordinary shares, SoftBank Group will have the right to increase the size of the our Board of Directors to nine directors and appoint a director, who need not be independent, to the board to fill the newly created vacancy. If such right is exercised, SoftBank Group will have the right to nominate up to eight candidates for election to our Board of Directors for as long as it and its controlled affiliates hold more than 70% of our outstanding ordinary shares.

Our Board of Directors will make determinations with respect to each director’s independence. To the extent SoftBank Group nominates a director as an independent director that our Board of Directors, upon advice of counsel, determines does not meet the applicable independence standards, SoftBank Group will be required to propose a new nominee.

The Shareholder Governance Agreement also provides SoftBank Group with proportional rights to representation on the committees of our Board of Directors, subject to applicable restrictions.

Registration Rights

Pursuant to the Shareholder Governance Agreement, we will provide SoftBank Group with certain registration rights that will obligate us to register the resale of ordinary shares or securities convertible into or exchangeable for ordinary shares (including ADSs) (“Registrable Securities”) owned by SoftBank Group after the completion of this offering, provided that we will not be obligated to effect a registration, offer or sale when restricted from doing so under an applicable lock-up entered into in connection with a registered offering of our ordinary shares or securities convertible into or exchangeable for ordinary shares (including ADSs) (provided further that such restriction will not exceed 180 days after the date of pricing of this offering or 60 days after any other public offering). At the request of SoftBank Group, we will use our commercially reasonable efforts to register the resale of Registrable Securities owned by SoftBank Group or certain of its affiliates after the closing of this offering, or subsequently acquired, for public sale under the Securities Act on a registration statement on Form F-1, or a short-form registration statement on Form F-3 if we are then eligible to use such form to register the resale of Registrable Securities on SoftBank Group’s behalf. There are no limitations on the total number of times that SoftBank Group may request such registration, but SoftBank Group will not be permitted to request such registration more than three times in any rolling 12-month period.

In addition, SoftBank Group or its relevant affiliates may require us to file and maintain the effectiveness of a short-form registration statement on Form F-3 after we are eligible to use that form to register the resale of Registrable Securities on SoftBank Group’s or the relevant affiliates’ behalf. In the event that SoftBank Group requests registration in connection with registered underwritten offerings, SoftBank Group will retain the right to designate the underwriters for such offerings.

We will also provide SoftBank Group with “piggyback” registration rights that will entitle SoftBank Group or its relevant affiliates to include its Registrable Securities in future registrations effected by us of our securities under the Securities Act. There is no limit on the number of these “piggyback” registrations that SoftBank Group may request. SoftBank Group’s “piggyback” rights will be subject to cutbacks on the number of Registrable Securities that SoftBank Group may include in registrations effected by us in connection with underwritten offerings, subject to the good faith determination by the managing underwriters for such offerings that the number of Registrable Securities to be offered by us and SoftBank Group exceeds the number of Registrable Securities that can reasonably be sold in the offering.

We also have agreed to cooperate in these registrations and certain other financing transactions. All expenses payable in connection with such registrations will be paid by us, except that SoftBank Group will pay all of its own internal administrative and similar costs, the fees and disbursements of its counsel and underwriting discounts and commissions applicable to the sale of its Registrable Securities.

The Shareholder Governance Agreement will contain customary indemnification and contribution provisions by us for the benefit of SoftBank Group and, in limited situations, by SoftBank Group for the benefit of us with respect to the information provided by SoftBank Group for inclusion in any registration statement, prospectus or related document.

Rights Related to Related Party Transactions

Pursuant to our related party transactions policy, material related party transactions must be reviewed and approved or ratified by the audit committee of our Board of Directors. The Shareholder Governance Agreement further provides, however, that, so long as SoftBank Group is considered a “related party” under our related party transactions policy, all transactions with SoftBank Group and its affiliates that would otherwise be subject to the related party transactions policy will be presented to the audit committee of our Board of Directors, and the following process will apply to transactions with SoftBank Group and its affiliates:

•

transactions or arrangements existing as of the date of the Shareholder Governance Agreement and disclosed in this prospectus will be exempt from the review and approval or ratification requirements of our related party transactions policy; provided that extensions and material amendments thereof will require review and/or approval or ratification to the same extent as other related party transactions;

•

if the audit committee of our Board of Directors determines that a particular transaction will be conducted in the ordinary course of our business upon terms generally available to third parties, such transaction will be exempt from the approval and ratification requirements of our related party transactions policy unless such transaction, or series of related transactions, has a value of over $20 million, in which case such transaction will be presented to the Board of Directors for review and approval or ratification; and

•

if the audit committee of our Board of Directors determines that a particular proposed transaction is to be conducted on an arm’s-length basis or upon terms generally available to third parties, such transaction will be exempt from the approval and ratification requirements of our related party transactions policy, provided that such transaction will be presented to our full Board of Directors for review and approval or ratification.

•

if the audit committee of our Board of Directors determines that a particular transaction does not meet the criteria in the preceding bullets, such transaction will require review and/or approval or ratification to the same extent as other related party transactions.

If one or more directors on the audit committee of our Board of Directors do not qualify as independent, determinations required to be made by the audit committee in accordance with the foregoing will be made by those directors on the audit committee which qualify as independent.

Information and Other Rights

The Shareholder Governance Agreement also provides, among other things, that, for so long as SoftBank Group consolidates us for the purposes of its consolidated financial statements or accounts for its investment in us under the equity method:

•

to the extent permitted by applicable law, we will in a timely manner provide SoftBank Group with information and data relating to our business and financial results so as to enable SoftBank Group and its controlled affiliates to satisfy their respective ongoing financial reporting, audit and other legal and regulatory requirements;

•

to the extent permitted by applicable law, we will in a timely manner provide SoftBank Group with access to our auditors, personnel, data, information and systems, in each case in the same manner as we do immediately prior to the date of our listing on Nasdaq and on or prior to any reasonable deadline set by SoftBank Group for receipt of such information, data or access;

•

to the extent permitted by applicable law, we will consult with SoftBank Group in a timely manner (i) prior to the disclosure and filing of our annual and quarterly earnings information and related periodic reports and (ii) prior to the disclosure of any information that may reasonably be considered material to SoftBank Group or in which SoftBank Group is named, in each case taking into account all of SoftBank Group’s reasonable comments or advice prior to the filing thereof;

•	we will inform SoftBank Group promptly of any events or developments that might reasonably be expected to materially affect our financial results; and

•

certain of our executive officers and employees will provide quarterly certifications regarding our disclosure controls and procedures and internal control over financial reporting, as reasonably requested by SoftBank Group in a timely manner.

We have also agreed to provide SoftBank Group with such information as SoftBank Group may reasonably require to facilitate the compliance by SoftBank Group and its controlled affiliates with their respective global legal, regulatory and tax obligations in a timely manner.

SoftBank Group Consultation Rights

For so long as we are a consolidated subsidiary of SoftBank Group, if we propose to (i) change our independent auditor to a firm outside of the professional services networks commonly referred to as the “Big Four accounting firms” or (ii) make any material changes in our accounting policies applicable to our financial statements prepared under International Financial Reporting Standards, the Shareholder Governance Agreement requires us to provide SoftBank Group with prior written notice of such proposed changes, consult with SoftBank Group in good faith regarding the rationale for such proposed changes, and use our reasonable endeavors to resolve any disagreement and obtain SoftBank Group’s consent to such proposed changes.

In the event SoftBank Group has not responded within 30 calendar days of being notified of such proposed changes after good faith consultation by us, then we may adopt such changes upon a determination by our Board of Directors that such changes are in the best interests of us and our shareholders.

SoftBank Group Consent Right

In addition to statutory rights under English law, until the later of (i) the time at which SoftBank Group and its controlled affiliates cease to own at least a majority of our ordinary shares and (ii) the time at which we cease to be a consolidated subsidiary of SoftBank Group, the Shareholder Governance Agreement provides that SoftBank Group shall have a consent right with respect to any decision by us to adopt any incentive plan or share scheme or expansion of an existing plan or scheme (including our Omnibus Incentive Plan), in each case, unless the maximum number of ordinary shares over which rights may be issued does not exceed 5% of our issued share capital at the time of adoption or expansion of such plan or scheme. Such consent right does not apply to any incentive plan or share scheme in place at the time of completion of this offering.

Consulting Agreement

We are party to a consulting agreement with SoftBank Group pursuant to which we provide to SoftBank Group and its affiliates certain technical consultancy and advisory services relating to potential transactions, strategic partnerships, licensing agreements, commercial arrangements or other arrangements involving SoftBank Group or its affiliates. We are not entitled to any fees for the consulting and advisory services provided, other than the reimbursement of certain expenses incurred in connection with providing such services. In connection with the performance of services under the consulting agreement or otherwise, we may enter into strategic partnerships, licensing agreements or other commercial arrangements involving businesses or other assets owned by SoftBank Group or its affiliates, business or assets in which SoftBank Group or its affiliates have a controlling interest, or businesses with which SoftBank Group or its affiliates have a commercial arrangement or partnership.

Existing SoftBank Group Facility

In March 2022, certain subsidiaries of SoftBank Group entered into a term loan facility (the “Existing SoftBank Group Facility”) with certain lenders, which was amended and upsized in June 2022, pursuant to which a subsidiary of SoftBank Group borrowed $8.5 billion, all of which remains outstanding as of the date of this prospectus. A subsidiary of SoftBank Group has pledged substantially all of our total issued and outstanding share capital, as security for the Existing SoftBank Group Facility.

In connection with the Existing SoftBank Group Facility, in March 2022, we entered into a Springing Guarantee and Indemnity with J.P. Morgan SE, as facility agent, pursuant to which we agreed to, upon the occurrence of certain triggering events, provide a guarantee to the lenders for amounts borrowed under the Existing SoftBank Group Facility. To date, no such triggering events under the Springing Guarantee and Indemnity have occurred, and we have not been required to provide such guarantee. SoftBank Group has informed us that (i) it intends to repay the term loan facility prior to, or substantially concurrently with, the pricing of this offering, and (ii) at the time of such repayment, that our springing guarantee and indemnity will be terminated. The repayment of the Existing SoftBank Group Facility and the release of our obligations thereunder is a condition to the closing of this offering.

New SoftBank Group Facility

On August 19, 2023, certain subsidiaries of SoftBank Group entered into the New SoftBank Group Facility, pursuant to which a subsidiary of SoftBank Group is expected to borrow up to $8.5 billion either following, or substantially concurrently with, the closing of this offering and following the repayment of the Existing SoftBank Group Facility.

The New SoftBank Group Facility will initially be secured by a pledge of 769,029,000 of our ordinary shares representing 75.01% equity interest in us (before giving effect to the issuance of ordinary shares issuable upon the completion of this offering in connection with the vesting of RSUs and Executive Awards) pursuant to certain exceptions to the lock-up agreements. See “Ordinary Shares and ADSs Eligible for Future Sale—Lock-up Agreements.”

In connection with the New SoftBank Group Facility, we entered into certain customary undertakings for the benefit of the lenders to facilitate the pledge of the ordinary shares securing the New SoftBank Group Facility and we have agreed to facilitate the foreclosure upon the pledge following an event of default thereunder.

See “Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—SoftBank Group’s interests may conflict with our own interests and those of holders of our ADSs.”

Other Transactions with SoftBank Group

Following a strategic decision in 2021 to place greater focus on our core technology licensing business, we decided to distribute or sell certain components of our IoT business to subsidiaries of SoftBank Group. In June 2021, we distributed all of the equity interests in Treasure Data to our shareholders, and in November 2021, we sold IoTP to SoftBank Group Capital Limited. Treasure Data’s and IoTP’s net assets upon distribution and sale were approximately $44 million and $12 million, respectively.

Prior to the distribution of Treasure Data, a member of SoftBank Group made a $50 million loan to Treasure Data. This loan accrued interest at a rate of 2.0% per annum. The loan balance, including accrued interest, was included in the distribution of Treasure Data to Arm Limited’s shareholders.

In June 2023, we entered into a subscription letter with a subsidiary of SoftBank Vision Fund and Kigen (UK) Limited (“Kigen”), an entity of which SoftBank Vision Fund indirectly owned 85% of the share capital on a fully diluted basis with the remainder comprising management incentives. Pursuant to the subscription letter, we and the subsidiary of SoftBank Vision Fund each invested $10 million in exchange for preference shares of Kigen. The preference shares are convertible into common shares of Kigen and are entitled to full dividend, distribution and voting rights. The preference shares have 1x non-participating liquidation preference. The preference shares are freely transferable other than to competitors of Kigen. Following the consummation of the subscription, we and the subsidiary of SoftBank Vision Fund owned approximately 12% and 76% of the fully diluted shares outstanding, respectively. Kigen is engaged in the business of physical sim, eSim and iSim authentication. We executed this investment due to the potential of Kigen’s product lines to complement our IoT strategy.

Transactions with Directors

Jeffrey A. Sine

Mr. Sine is a Co-Founder and Partner of The Raine Group LLC. In connection with this offering, Raine Securities LLC, a subsidiary of The Raine Group LLC, has performed certain initial public offering advisory services on our behalf, for which it is entitled to receive an amount that is equal to 5% of the underwriting discounts and commissions set forth in this prospectus, plus the corresponding spread if the underwriters exercise their option to purchase additional ADSs.

In addition, at our sole discretion, we may pay or cause to be paid to Raine Securities LLC an amount that is equal to up to an additional 5% of the underwriting discounts and commissions set forth in this prospectus, plus the corresponding spread if the underwriters exercise their option to purchase additional ADSs, based upon an assessment of Raine Securities LLC’s performance in providing services to us.

Furthermore, Mr. Sine, The Raine Group LLC and its affiliated entities engage in transactions with SoftBank Group, SoftBank Vision Fund, and their respective management and affiliates. Certain of these transactions have involved SoftBank Group’s investment in us. Other such transactions include a broad range of advisory services performed on behalf of SoftBank Group and its affiliates. In addition, SoftBank Group retains an indirect minority ownership stake in The Raine Group LLC and is an investor in certain investment funds managed by Raine Capital LLC, a subsidiary of The Raine Group LLC.

Transactions with Associates

Arm China

On March 28, 2022, we sold our entire equity interest in Arm China to another subsidiary of SoftBank Group, Acetone Limited, for consideration of approximately $930 million. The consideration was exchanged for a promissory note equal to 90% of the consideration and shares in Acetone Limited equal to the remaining 10% of the consideration. On the same date, the promissory note receivable was distributed to our shareholders.

Following the distribution and in satisfaction of the balance of the consideration left outstanding, Acetone Limited issued new shares to Arm Limited such that the obligation of Acetone Limited in respect of the payment of the consideration left outstanding was satisfied fully and extinguished.

As of the date of this prospectus, approximately 48% of the equity interest in Arm China is owned by Acetone Limited, which is controlled by SoftBank Group and in which we own a 10% non-voting interest, approximately 35% is indirectly owned by HOPU Investment Management Company, and approximately 17% is directly and indirectly owned by other Chinese parties. Our 10% non-voting interest in Acetone Limited represents an approximate 4.8% indirect ownership interest in Arm China.

We are party to the IPLA with Arm China, under which Arm China licenses certain of our IP from us that Arm China in turn sublicenses to its PRC customers. Prior to the entry into this arrangement, Arm China’s results were consolidated in our financial statements; however, as a result of the transaction described above, Arm China’s results will no longer be consolidated in our financial statements. Under the IPLA with Arm China, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us.

For the fiscal years ended March 31, 2023, 2022 and 2021, revenues attributable to our relationship with Arm China were approximately 24%, 18% and 20% of our total revenue, respectively.

In addition, under the IPLA with Arm China, we are contractually obligated to indemnify both Arm China and its PRC customers that sublicense our IP in the event either Arm China or such customers incur damages or costs in lawsuits, administrative proceedings or similar actions based upon a claim that our IP infringes the IP of a third party.

See “Risk Factors—Risks Relating to Our Business and Industry—We depend on our commercial relationship with Arm China to access the PRC market. If that commercial relationship no longer existed or deteriorates, our ability to compete in the PRC market could be materially and adversely affected” and “Risk Factors—Risks Relating to Our Business and Industry—Neither we nor SoftBank Group control the operations of Arm China, which operates independently of us.”

Other Transactions

In the ordinary course, Arm entities enter into transactions with counterparties affiliated with the Company’s indirect shareholders on an arms’ length basis, including SoftBank Corp. and its affiliates.

Related Party Transaction Policy

Prior to the completion of this offering, we expect to adopt a related party transaction policy. Our related party transaction policy will set forth our procedures for the identification, review, consideration and approval or ratification of related party transactions. The policy will become effective in connection with this offering. For purposes of our policy only, a related party transaction is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) between us or any of our subsidiaries and any related party. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy.

Subject to the provisions of the Shareholder Governance Agreement applicable to transactions with SoftBank Group and its affiliates described below, under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, the related party transaction must be approved or ratified by the audit committee of our Board of Directors. In reviewing any such transaction, our audit committee will consider, among other things, the material facts, the interests, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. With respect to transactions with SoftBank Group and its affiliates, for so long as the corresponding provisions in the Shareholder Governance Agreement remain in effect, the audit committee will not be required to approve (i) transactions or arrangements existing as of the date of the Shareholder Governance Agreement and disclosed in this prospectus; provided that extensions and material amendments thereof will require review and/or approval or ratification to the same extent as other related party transactions; (ii) transactions that the audit committee determines will be conducted in the ordinary course of our business and upon terms generally available to third parties unless the applicable transaction or series of related transactions has a value over $20 million, in which case our Board of Directors must review and approve or ratify the transaction; and (iii) transactions that the audit committee determines are at arm’s length or upon terms generally available to third parties, in which case our Board of Directors must review and approve or ratify the transaction. Transactions not meeting the criteria of clauses (i), (ii) or (iii) above will require review and/or approval or ratification to the same extent as other related party transactions. Under the policy, if the audit committee is not fully independent, determinations regarding transactions with SoftBank Group and its affiliates will be made by only the independent directors of the audit committee. See “—Transactions with SoftBank Group—Shareholder Governance Agreement—Rights Related to Related Party Transactions.” Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct, our employees and directors have an affirmative responsibility to disclose any material transaction or relationship that may give rise to a conflict of interest.

PRINCIPAL AND SELLING SHAREHOLDER

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares, as of September 1, 2023, after giving effect to our corporate reorganization, and as adjusted to reflect the sale of the ADSs offered in this offering, by:

•	each beneficial owner of 5% or more of our outstanding ordinary shares;

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	the selling shareholder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of September 1, 2023. Percentage ownership calculations prior to the completion of this offering are based on ordinary shares outstanding as of September 1, 2023 after giving effect to our corporate reorganization.

The percentage of ordinary shares beneficially owned after the completion of this offering is based on 1,026,078,866 ordinary shares outstanding after this offering, including the ordinary shares represented by ADSs to be issued in connection with this offering, and assuming (i) no exercise of the underwriters’ option to purchase additional ADSs; and (ii) a public offering price of $49.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Related Party Transactions.” The principal shareholders listed below do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Arm Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, United Kingdom. As of September 1, 2023, to our knowledge, there are no U.S. record holders of our issued and outstanding ordinary shares.

	Ordinary Shares Beneficially Owned Prior to this Offering			Ordinary Shares Offered Pursuant to this Offering	Ordinary Shares Beneficially Owned After this Offering
Name of Beneficial Shareholder	Number	Percent			Number	Percent
5% Shareholders and Selling Shareholder:
SoftBank Group Corp.(1)	1,025,233,999	100	% (2)	95,500,000	929,733,999	90.6%

Executive Officers and Directors:
Masayoshi Son(1)	—	—		—	—	—
Ronald D. Fisher	—	—		—	—	—
Jeffrey A. Sine	—	—		—	—	—
Karen E. Dykstra	—	—		—	—	—
Anthony Michael Fadell	—	—		—	—	—
Rosemary Schooler	—	—		—	—	—
Paul E. Jacobs, PhD	—	—		—	—	—
Rene Haas	—	—		—	*	*
Jason Child	—	—		—	*	*
Kirsty Gill	—	—		—	*	*
Spencer Collins	—	—		—	*	*
Richard Grisenthwaite	—	—		—	—	—
Will Abbey	—	—		—	—	—
All executive officers and directors as a group (13 individuals)

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares. Accordingly, pursuant to Instruction 6.E to Form 20-F, the individual’s beneficial ownership has been omitted.
(1)

Represents shares held of record by Kronos II LLC, an indirect wholly-owned subsidiary of SoftBank Group. 769,029,000 of our ordinary shares that will be beneficially owned by SoftBank Group after this offering, representing a 75.01% equity interest in us (before giving effect to the issuance of ordinary shares issuable upon the completion of this offering in connection with the vesting of RSUs and Executive Awards), will initially be pledged as security under the New SoftBank Group Facility. Masayoshi Son, who is a Director and the Chairman of our Board of Directors, is Representative Director, Corporate Officer, Chairman and CEO of SoftBank Group. Mr. Son disclaims beneficial ownership of these shares. The address for SoftBank Group is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan.

(2)

Excludes one ordinary share beneficially owned by SoftBank Vision Fund, a subsidiary of SoftBank Group. SoftBank Group may be deemed to have beneficial ownership of such ordinary share. SoftBank Group disclaims any such beneficial ownership.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following describes our issued share capital, summarizes the material provisions of the Articles and highlights certain differences in corporate law in the England and Wales and Delaware. Please note that this summary is not intended to be exhaustive and does not purport to be complete, and is qualified in its entirety by reference to the Articles to be in effect upon completion of this offering and applicable English law. For further information, please refer to the full version of the Articles, which are included as an exhibit to the registration statement of which this prospectus is a part. Further, please note that holders of ADSs to be in effect upon completion of this offering will not be treated as one of our shareholders and will not have any shareholder rights.

Introduction

Arm Holdings plc was incorporated as a private limited company with the legal name Arm Holdings Limited under the laws of England and Wales on April 9, 2018, with the company number 11299879. Arm Holdings Limited re-registered as a public limited company on September 1, 2023 and changed its name to Arm Holdings plc.

Arm Limited was incorporated as a private limited company with the legal name Widelogic Limited under the laws of England and Wales on November 12, 1990 with the company number 02557590. On December 3, 1990, Widelogic Limited changed its company name to Advanced RISC Machines Limited, and, on May 21, 1998, it changed its company name to Arm Limited, which was a wholly owned subsidiary of Arm Holdings plc with the company number 02548782. Our business was initially operated through Arm Holdings plc with the company number 02548782, which was previously an independent publicly traded corporation until its acquisition in September 2016 by SoftBank Group. On March 19, 2018, as a part of a reorganization, Arm Holdings plc with the company number 02548782 re-registered as a private limited company and was renamed SVF HoldCo (UK) Limited, which became a subsidiary of SoftBank Vision Fund, which retained an approximate 25% interest in our company with the remainder beneficially held by SoftBank Group. In August 2023, a subsidiary of SoftBank Group acquired substantially all of SoftBank Vision Fund’s interest in Arm Limited at a purchase price of approximately $16.1 billion, with the associated payments to be made in installments over a two-year period. The purchase price was established by reference to the terms of a prior contractual arrangement between the parties. Accordingly, prior to this offering, SoftBank Group beneficially owns substantially all of our outstanding shares. Our registered office is 110 Fulbourn Road, Cambridge, Cambridgeshire, CB1 9NJ, U.K.

Pursuant to the terms of our corporate reorganization: (i) each ordinary share in the capital of Arm Holdings Limited was transferred, by way of a dividend in specie, by Arm Limited to each of the shareholders of Arm Limited in an approximate proportion to the shareholding that such shareholders held in Arm Limited; (ii) the shareholders of Arm Limited exchanged each of the ordinary shares held by them in Arm Limited for newly issued ordinary shares of Arm Holdings Limited of the same class and in approximately the same proportions as their previous shareholding in Arm Limited, and as a result, Arm Holdings Limited became the sole shareholder of Arm Limited; and (iii) Arm Holdings Limited re-registered as a public limited company and changed its name to Arm Holdings plc. See “Corporate Reorganization” for more information.

Share Capital

As of June 30, 2023, the issued share capital of Arm Limited consisted of a single class of ordinary shares, and 1,025,234,000 ordinary shares of £0.001 per share were outstanding as of such date and each issued share was (and remains) fully paid.

Following the share exchange between the shareholders of Arm Limited and Arm Holdings Limited as part of our corporate reorganization, the shareholders of Arm Limited exchanged each of the ordinary shares held by them in Arm Limited for newly issued ordinary shares of Arm Holdings Limited of the same class and in approximately the same proportions as their previous shareholding in Arm Limited, and as a result, Arm Holdings Limited became the sole shareholder of Arm Limited. See “Corporate Reorganization” for more information.

Following the completion of the remaining steps in the corporate reorganization on September 1, 2023, the issued share capital of Arm Limited remains a single class of ordinary shares, and 1,025,234,000 ordinary shares of £0.001 per share were outstanding as of such date and each issued share is fully paid, and the issued share capital of Arm Holdings plc consists of a single class of ordinary shares, and 1,025,234,000 ordinary shares of £0.001 per share were outstanding as of such date and each issued share is fully paid.

Upon the completion of this offering, we will have 1,026,078,866 ordinary shares outstanding, including ordinary shares represented by ADSs.

In accordance with the Companies Act, there is no limit on our authorized share capital. We do not have any shares that do not represent capital. No ordinary shares are held by or on behalf of the Company or by subsidiaries of the Company.

Ordinary Shares

In accordance with the Articles to be in effect upon the completion of this offering, the following summarizes the rights of holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;

•

the holders of the ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings, provided that the Company may determine that only those persons entered into the register of members at the close of business on a day decided by the Company (being no more than 21 clear days before the day that notice of the meeting is sent) shall be entitled to receive such notice; and

•	the holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared in accordance with the Articles.

See also “—Articles of Association” below.

RSUs

RSUs are conditional rights to receive our ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. Each RSU entitles the holder thereof to one ordinary share upon vesting subject to our remuneration committee’s right to settle the RSUs in cash (except in certain jurisdictions). See “Management and Executive Remuneration—Equity Incentive Plans.”

As of September 1, 2023, there were a total of 11,440,773 RSUs outstanding under the 2019 AEP, which vest on the occurrence of an “exit event” (which includes 180 days after the completion of this offering) to the extent that the relevant vesting hurdle is met or exceeded.

As of September 1, 2023, there were a total of 192,999 RSUs outstanding under 2019 EIP, which vest on the occurrence of an “exit event” (which includes the completion of this offering) and are not subject to any vesting hurdle.

As of September 1, 2023, there were a total of 27,581,535 RSUs outstanding under the 2022 RSU Plan. Except for the Israel Awards, which may have different vesting schedules, these RSUs vest over a three-year period on an annual basis prior to the completion of this offering and awards will be accounted for using the vesting schedules applicable after an initial public offering following the completion of this offering.

As of September 1, 2023, there were a total of 31,806 RSUs outstanding under the NED Plan, which will vest in May 2024.

Executive Awards

Executive Awards are conditional rights to receive a specified amount of cash or our shares in the future, which may also remain forfeitable unless and until specified conditions are met. After the completion of this offering, the Executive Awards entitle the holder thereof to ordinary shares upon vesting subject to our remuneration committee’s right to settle the Executive Awards in cash. See “Management and Executive Remuneration—Equity Incentive Plans.”

As of September 1, 2023, there were Executive Awards in the aggregate amount of $95 million outstanding under the 2022 RSU Plan, which is comprised of potential fixed monetary amounts of $70 million of One-time Launch Awards with customized vesting schedules for certain of our executive officers and $25 million of Annual Awards that vest based on the achievement of certain performance metrics for the fiscal year ending March 31, 2024.

Register of members

We are required by the Companies Act to keep a register of our shareholders. Under English law, the ordinary shares are deemed to be issued when the name of the shareholder is entered in the register of members. The register of members therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The register of members generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our register of members upon the completion of this offering will be maintained by our registrar, Computershare Investor Services Plc.

Holders of the ADSs will not be treated as our shareholders and their names will therefore not be entered in our register of members. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying the ADSs. Pursuant to the terms of the deposit agreement, holders of the ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on the ADSs and ADS holder rights, see “Description of American Depositary Shares” below.

Under the Companies Act, we must enter an allotment of shares in our statutory books as soon as practicable and in any event within two months of the allotment. We are required by the Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal as the transferee may reasonably request) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the register of members if:

•	the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or

•	there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member.

Preemptive Rights

English law generally provides shareholders with statutory preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders at a general meeting representing at least 75% of our ordinary shares present (in person or by proxy) and voting at that general meeting, to disapply these preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the Articles, if the disapplication is contained in the Articles, or from the date of the shareholder resolution, if the disapplication is by shareholder resolution. In either case, this disapplication would need to be renewed by the Company’s shareholders upon its expiration (i.e., at least every five years). On August 25, 2023, our shareholders approved the disapplication of preemptive rights for a period ending August 25, 2028, which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or for any shorter period).

History of Share Capital

On December 8, 2019, all ordinary shares of £1.00 each in the capital of Arm Limited were sub-divided into ordinary shares of £0.001 each, resulting in our outstanding ordinary shares changing from 1,025,234 ordinary shares of £1.00 each to 1,025,234,000 ordinary shares of £0.001 each.

As part of our corporate reorganization:

•

on August 21, 2023, all ordinary shares of £1.00 each in the capital of Arm Holdings Limited were sub-divided into ordinary shares of £0.001 each, resulting in its outstanding ordinary shares changing from 100 ordinary shares of £1.00 each to 100,000 ordinary shares of £0.001 each;

•

following the completion of the sub-division referred to above, on August 21, 2023, 1,025,133,999 ordinary shares of £0.001 each in the capital of Arm Holdings Limited were issued to Kronos II LLC and one (1) ordinary share of £0.001 in the capital of Arm Holdings Limited was issued to SVF HoldCo (UK) Limited in exchange for the transfer of 1,025,233,999 ordinary shares of £0.001 each in the capital of Arm Limited and one (1) ordinary share of £0.001 in the capital of Arm Limited by Kronos II LLC and SVF HoldCo (UK) Limited, respectively;

•

following the completion of the share exchange referred to above, on August 25, 2023, a first bonus share issue of 41,639,082,956,140 ordinary shares of £0.001 each in the capital of Arm Holdings Limited were issued to Kronos II LLC and SVF HoldCo (UK) Limited in proportion to their shareholding in Arm Holdings Limited pursuant to a capitalization of the merger reserve of Arm Holdings Limited;

•

following the completion of the first bonus share issue referred to above, on August 29, 2023, 41,639,082,956,140 ordinary shares in the capital of Arm Holdings Limited (being all of the first bonus share issue) were cancelled pursuant to a capital reduction;

•

following the capital reduction referred to above, on August 29, 2023, a second bonus share issue of 1,025,233,999 ordinary shares of £0.001 each in the capital of Arm Holdings Limited were issued to National City Nominees Limited as the nominee for Citibank, N.A.—London Branch pursuant to the direction of Kronos II LLC; and

•

following the completion of the second bonus share issue referred to above, on August 29, 2023, the 1,025,233,999 ordinary shares of £0.001 each in the capital of Arm Holdings Limited held directly by Kronos II LLC were re-designated as deferred shares and subsequently repurchased by Arm Holdings Limited and cancelled thereafter.

Articles of Association

The Articles will be subject to and conditional upon, and effective immediately prior to the completion of this offering. A summary of the terms of the Articles is set out below. The summary below is not a complete copy of the terms of the Articles.

The Articles contain, among other things, provisions to the following effect:

Objects

The Articles contain no specific restrictions on our purpose and therefore, by virtue of section 31(1) of the Companies Act, our purpose is unrestricted.

Voting Rights

Subject to any rights or restrictions attached to any shares from time to time, the general voting rights attaching to shares are as follows:

•

any resolution put to the vote at a general meeting must be decided exclusively on a poll; on a poll, every shareholder who is present in person or by proxy or corporate representative shall have one vote for each share of which they are the holder. A shareholder entitled to more than one vote on a poll need not, if they vote, use all their votes or cast all the votes in the same way; and

•

if two or more persons are joint holders of a share, then in voting on any question the vote of the senior shareholder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names of the holders stand in the register of members.

Restrictions on Voting

Unless the Board of Directors decides otherwise, no shareholder shall be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by them unless all calls or other sums payable by them in respect of that share have been paid.

The Board of Directors may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to at least 14 clear days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on their shares.

If any shareholder, or any other person interested in shares, has been served with a notice under s. 793 of the Companies Act and is in default for a period of 14 days in supplying to us the information required by that notice, then, unless the Board of Directors otherwise determines, in respect of those shares held by such shareholder, such shareholder shall not be entitled to vote personally or by proxy at a general meeting or exercise any other right in relation to a general meeting.

Dividends

We may, subject to the provisions of the Companies Act and the Articles, by ordinary resolution of the shareholders of the Company declare final dividends out of profits available for distribution in accordance with the respective rights of shareholders, but no such dividend shall exceed the amount recommended by the Board of Directors.

The Board of Directors may from time to time pay shareholders such interim dividends as appears to the Board of Directors to be justified by the profits available for distribution (including any dividends at a fixed rate).

The Board of Directors may retain all or part of any dividend or other sum payable on or in respect of a share on which the Company has a lien in respect of which the Board of Directors are entitled to issue an enforcement notice. Sums so deducted can be used to pay amounts owing to the Company in respect of the shares.

Subject to any special rights attaching to or the terms of issue of any share, no dividend or other moneys payable by us on or in respect of any share shall bear interest against us. Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment shall be forfeited and shall revert to us.

Dividends may be declared or paid in any currency and the Board of Directors may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met.

The Board of Directors may, by ordinary resolution of the shareholders of the Company, offer to shareholders the right to elect to receive an allotment of ordinary shares credited as fully paid in lieu of the whole or part of a dividend.

The Board of Directors may, by ordinary resolution of the shareholders of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, including in particular of paid up shares or debentures of any other company.

Depositary Arrangements

The Articles provide for depositary arrangements and allow for the operation of the deposit agreement with the depositary, as well as to facilitate the acquisition of shares through ADSs, including a requirement to vote on a poll.

Change of Control

There is no specific provision in the Articles that would have the effect of delaying, deferring or preventing a change of control.

Variation of Rights

All or any of the rights and restrictions attached to any class of shares issued may be varied or abrogated with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of such shares, subject to the Companies Act and the terms of their issue. The Companies Act provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of not less than 15% of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.

Alteration of Share Capital

We may, by ordinary resolution of the shareholders of the Company, consolidate all or any of our share capital into shares of larger amount than our existing shares, or sub-divide our shares or any of them into shares of a smaller amount. We may, by special resolution of the shareholders of the Company, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the Companies Act. We may redeem or purchase all or any of our shares as described in “—Other Relevant English Law Considerations—Purchase of Own Shares.”

Allotment of Shares and Preemption Rights

Subject to the Companies Act and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as we may by ordinary resolution determine, or if no ordinary resolution has been passed or so far as the resolution does not make specific provision, as our Board of Directors may determine (including shares which are to be redeemed, or are liable to be redeemed at our option or the holder of such shares).

In accordance with section 551 of the Companies Act, the Board of Directors may be generally and unconditionally authorized to exercise for each prescribed period of up to five years all the powers of the Company to allot shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment.

The provisions of section 561 of the Companies Act (which confer on shareholders rights of preemption in respect of the allotment of equity securities which are paid up in cash) apply to the Company except to the extent disapplied for a period of up to five years by special resolution of the shareholders of the Company.

Lien and Forfeiture

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The Company may sell, in such manner as the Board of Directors determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within the due date for payment. Subject to the terms of the allotment, the Board of Directors may from time to time make calls on the members in respect of any moneys unpaid on their shares.

Each member shall (subject to receiving at least 14 clear days’ notice) pay to the Company the amount called on his or her shares. If a call or any installment of a call remains unpaid in whole or in part after it has become due and payable, the Board of Directors may give the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Transfer of Shares

Any shareholder holding shares in certificated form may transfer all or any of their shares by an instrument of transfer in any usual or common form or in any other manner which is permitted by the Companies Act and approved by the Board of Directors. Any written instrument of transfer must be signed by or on behalf of the transferor and, in the case of a share which is not fully paid up, the transferee.

All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 (the “Uncertificated Securities Rules”) and the facilities and requirements of its relevant system. The Uncertificated Securities Rules permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.

The Board of Directors may, in its absolute discretion, decline to register any transfer of any share in certificated form unless:

•	it is for a share which is fully paid up;

•	it is for a share upon which the Company has no lien;

•	it is only for one class of share;

•	it is in favor of a single transferee or no more than four joint transferees;

•	it is duly stamped (if this is required); and

•

it is lodged at our registered office or such other place as the Board of Directors may decide, accompanied by the certificate for shares to which it relates or such other evidence (if any) as the Board of Directors may reasonably require to prove the title of the transferor or, if the transfer is executed by some other person on their behalf, the authority of that person to do so.

General Meetings

In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever and wherever the Board of Directors sees fit, subject to the requirements of the Companies Act, as described in “—Differences in Corporate Law—Annual General Meeting” and “—Differences in Corporate Law—Notice of General Meetings” below.

The arrangements for the calling of general meetings are described in “—Differences in Corporate Law—Notice of General Meetings” below.

Quorum of General Meetings

No business, other than the appointment of a chair, shall be transacted at any general meeting unless a quorum is present. A quorum shall be present if one or more members, present in person or by proxy, who together represent at least a majority of the voting rights of all of the shareholders entitled to vote at the relevant meeting are present at the general meeting.

Class Meetings

The provisions in the Articles relating to general meetings apply to every separate general meeting of the holders of a class of shares except that:

•	the quorum for such class meeting shall be two persons at least, holding or representing by proxy at least one-third in nominal value of the issued shares of the class; and

•	if at any adjourned meeting of such holders a quorum is not present at the meeting, one holder of shares of the class present in person or by proxy at an adjourned meeting constitutes a quorum.

Number of Directors

We may not have fewer than two directors on the Board of Directors. We may, subject to the provisions of the Companies Act, by ordinary resolution of the shareholders of the Company, vary the minimum and/or impose a maximum number of directors from time to time.

Directors

Subject to the Articles and the Companies Act, the Company may by ordinary resolution appoint a person who is willing to act as a director and the Board of Directors shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing Board of Directors, provided the total number of directors shall not exceed any maximum number imposed in accordance with the Articles.

Under the Shareholder Governance Agreement, SoftBank Group will have the right to designate a certain number of candidates for election to our Board of Directors based on its and its affiliates’ ownership of our outstanding ordinary shares, provided that a certain number of such candidates must be “independent” under law or stock exchange rules applicable to our directors at the time of such nomination. SoftBank Group’s designation rights are as follows:

Ownership of our outstanding ordinary shares:	Number of SoftBank Group candidates for election to our Board of Directors:	Number of SoftBank Group candidates that must be independent:
Greater than 70%	7	3
Less than or equal to 70% and greater than 60%	6	2
Less than or equal to 60% and greater than 50%	5	1
Less than or equal to 50% and greater than 40%	4	0
Less than or equal to 40% and greater than 30%	3	0
Less than or equal to 30% and greater than 20%	2	0
Less than or equal to 20% and greater than 5%	1	0

SoftBank Group’s rights to nominate candidates for election to our Board of Directors are based on an eight-member board, including our Chief Executive Officer, and pursuant to the Shareholder Governance Agreement, will be modified ratably to reflect any change in the number of directors on our Board of Directors.

Additionally, effective upon completion of this offering and for so long as SoftBank Group and its controlled affiliates own more than 70% of our outstanding ordinary shares, SoftBank Group will have the right to increase the size of the our Board of Directors to nine directors and appoint a director, who need not be independent, to the board to fill the newly created vacancy. If such right is exercised, SoftBank Group will have the right to nominate up to eight candidates for election to our Board of Directors for as long as it and its controlled affiliates hold more than 70% of our outstanding ordinary shares.

Our Board of Directors will make determinations with respect to each director’s independence. To the extent SoftBank Group nominates a director as an independent director that our Board of Directors, upon advice of counsel, determines does not meet the applicable independence standards, SoftBank Group will be required to propose a new nominee.

Upon completion of this offering, our Board of Directors will consist of one class of directors constituting our entire Board of Directors. At the end of each annual general meeting, all the directors shall retire from office except for any director appointed by our Board of Directors after notice of that annual general meeting has been given and before that annual general meeting has been held. Each director who retires at an annual general meeting may be re-elected.

Subject to the provisions of the Articles, the Board of Directors may regulate their proceedings as they deem appropriate. A director may, and the secretary at the request of a director shall, call a meeting of the directors.

The quorum for a meeting of the Board of Directors shall be a majority of the directors then in office who are entitled to vote on such transaction of business. A director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote (or when his vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. A meeting of the directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

If a quorum is not present within half an hour of the time appointed for the meeting or if a quorum ceases to be present during the course of the meeting, the directors present shall adjourn the meeting to a specified time and place not less than one day after the original date of the meeting. Notice of any such adjourned meeting (the “First Adjourned Meeting”) shall be given to all directors. The quorum necessary for the transaction of business of the directors at such First Adjourned Meeting shall be a majority of the directors then in office who are entitled to vote on such transaction of business. If, however, a quorum is not present within half an hour of the time appointed for the First Adjourned Meeting or if a quorum ceases to be present during the course of the First Adjourned Meeting, then the directors present shall adjourn the meeting to a specified time and place not less than one day after the date of the First Adjourned Meeting. Notice of such second adjourned meeting (the “Second Adjourned Meeting”) shall be given to all directors. The quorum necessary for the transaction of business of the directors at such Second Adjourned Meeting and any subsequent adjournment of such meeting shall be three directors then in office who are entitled to vote on such transaction of business, two of whom shall be independent.

Questions and matters requiring resolution arising at a meeting shall be decided by a majority of votes of the participating directors, with each director having one vote. In the case of an equality of votes, the chair will not have a casting vote or second vote.

Directors’ Interests

The directors may authorize, to the fullest extent permitted by law, any matter or situation proposed to them which would otherwise result in a director infringing his or her duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A director shall not, except as otherwise agreed by him or her, be accountable to us for any remuneration, profit or other benefit which he or she derives from any matter authorized by the directors or by the shareholders in general meeting and no contract shall be liable to be avoided on any such grounds.

Any authorization by our Board of Directors will be effective only if:

•

to the extent permitted by the Companies Act, the matter in question shall have been proposed in writing by any director for consideration in the same way that any other matter may be proposed to the directors under the provisions of the Articles;

•	any requirement as to the quorum for consideration of the relevant matter is met without counting the conflicted director and any other interested director; and

•	the matter is agreed to without the interested director voting or would be agreed to if the interested director’s and any other interested director’s votes are not counted.

Subject to the requirements under sections 175, 177 and 182 of the Companies Act, a director who is any way, whether directly or indirectly, interested in a proposed or existing transaction or arrangement with us shall declare the nature of his or her interest at a meeting of the directors.

Subject to the Articles, a director shall not vote in respect of any transactions or arrangements with the Company in which he or she has an interest and which may reasonably be regarded as likely to give rise to a conflict of interest. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is debarred from voting.

Under the Articles, certain transactions which would otherwise give rise to a conflict are considered to be permitted interests of our directors. In the event that these permitted interests arise, the director in question will still count towards the quorum requirements of the relevant meeting and be entitled to vote on resolutions relating to such permitted interests, as follows:

•

any contract, transaction or arrangement or any other proposal in which he or she has an interest but of which he or she is not aware or which cannot reasonably be regarded as likely to give rise to a conflict of interest;

•

any contract, transaction or arrangement or any other proposal in which he or she has an interest only by virtue of interests in shares, debentures or other securities of the Company, or by reason of any other interest in or through the Company;

•

the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or her or by any other person at the request of or for the benefit of our company or any of our subsidiary undertakings;

•

the giving of any guarantee, security or indemnity in respect of a debt or obligation of our company or any of our subsidiary undertakings for which the director themselves has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•

any proposal or contract relating to an offer of shares or debentures or other securities of or by our company or any of our subsidiary undertakings in which offer he or she is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he or she is to participate;

•

any arrangement involving any other body corporate in which the director (directly or indirectly) is interested, including as an officer, shareholder, creditor, employee or otherwise, provided that he or she (together with the persons connected with him or her) is not the holder of, or beneficially interested in, 1% or more of any issued equity share capital of any class of such body corporate or of the voting rights available to members of that relevant body corporate;

•

any arrangement for the benefit of employees or former employees of our company or any of our subsidiary undertakings which does not award him or her any privilege or benefit not generally awarded to employees or former employees to whom the arrangement relates;

•	any contract relating to purchase or maintenance by our company of insurance for any liability for the benefit of directors or for the benefit of a group of people which includes directors;

•	any arrangement concerning the giving of indemnities in favor of directors;

•

concerning the funding of expenditure by any directors on (i) defending criminal, civil or regulatory proceedings or action against them, (ii) in connection with an application to the court for relief, (iii) defending them in any regulatory investigations, or (iv) anything that would enable the director to avoid incurring expenditure for the matters listed at (i)—(iii) hereof; and

•	any arrangements in relation to which a director’s interest, or the interest of directors generally, have been authorized by ordinary resolution.

Directors’ Fees and Remuneration

The ordinary remuneration of the directors (which may take the form of cash, securities in the Company, or such other form as the Board of Directors decide) shall from time to time be determined by the Board of Directors. A director’s remuneration may also include the payment of gratuities, allowances, pension or other retirement benefits, superannuation or death or disability benefits to such director.

Any director who is appointed to any executive office (which, for this purpose, includes the chair or any deputy chair), who serves on any committee or who devotes special attention to the business of our company, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, commissions, participation in profits or otherwise as the Board of Directors may determine.

Each director may be paid his or her reasonable expenses incurred for attending and returning from meetings of the Board of Directors, committees of the Board of Directors, general meetings, separate meetings of the holders of any class of shares or of debentures, or otherwise in connection with the business of the Company.

Borrowing Powers

Subject to the Articles and the Companies Act, the Board of Directors may exercise all the powers to borrow money, provide any indemnity or guarantee, mortgage or charge our undertaking, property and uncalled capital, issue debentures and other securities and to give security, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Capitalization of Profits

The directors may, if they are so authorized by an ordinary resolution of the shareholders of the Company, decide to capitalize any undistributed profits of the Company not required for paying any preferential dividend, or any sum standing to the credit of the Company’s share premium account, capital redemption reserve or other undistributable reserve. To the extent a capitalized sum is appropriated from profits available for distribution it may also be applied in or towards paying up any amounts unpaid on existing shares held by the entitled members, or in paying up new debentures of the Company which are allotted credited as fully paid to the entitled members (or a combination of the two).

Indemnity

So far as permitted by applicable law, every director or other officer of our group shall be indemnified against all costs, charges, expenses, losses and liabilities sustained or incurred by them in connection with that director’s or officer’s duties or powers in relation to the Company or other members of our group. See also “Indemnification of Directors and Officers” in Part II below.

Other Relevant English Law Considerations

Application of the U.K. City Code on Takeovers and Mergers

The Takeover Code applies to all offers for companies which have their registered office in the U.K., the Channel Islands or the Isle of Man if any of their equity share capital or other transferable securities carrying voting rights are admitted to trading on a U.K. regulated market or a U.K. multilateral trading facility or on any stock exchange in the Channel Islands or the Isle of Man.

The Takeover Code also applies to all offers for public companies which have their registered office in the U.K., the Channel Islands or the Isle of Man if they are considered by the Takeover Panel to have their place of central management and control in the U.K., the Channel Islands or the Isle of Man. This is known as the “residency test.” In determining whether the residency test is satisfied, the Takeover Panel has regard primarily to whether a majority of a company’s directors are resident in these jurisdictions.

Although our registered office is in the U.K., the Takeover Code does not currently apply to the us because our shares are not admitted to trading on a regulated market or multilateral trading facility in the U.K. or any stock exchange in the Channel Islands or the Isle of Man, and the Takeover Panel has confirmed to us that, on the basis of the current residency of our directors as at the date of this prospectus, we will not have our place of central management and control in the U.K., the Channel Islands or the Isle of Man.

As a result, our shareholders are not currently entitled to the benefit of certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids and, therefore, holders of ADSs will not benefit from these protections.

In the event that this changes, or if the interpretation and application of the Takeover Code by the Takeover Panel changes (including changes to the way in which the Takeover Panel assesses the application of the Takeover Code to English companies whose shares are listed outside of the U.K., the Channel Islands or the Isle of Man), the Takeover Code may apply to us in the future.

•

Under Rule 9 of the Takeover Code, when any person acquires, whether by a series of transactions over a period of time or not, an interest in shares of the Company which, taken together with shares in which such person is already interested, and in which persons acting in concert with such person are interested, carry 30% or more of the voting rights in the Company, such person and, depending upon the circumstances, persons acting in concert with such person shall, except in limited circumstances, be obliged to extend offers, on the basis set out in Rules 9.3 and 9.5 of the Takeover Code, to the holders of any class of equity share capital, whether voting or non-voting, and also to the holders of any other class of transferable securities carrying voting rights. Offers for different classes of equity share capital must be comparable; the Takeover Panel should be consulted in advance in such cases.

•

The offer must be in cash (or accompanied by a cash alternative) at not less than the highest price paid for any interest in the shares by the person required to make an offer or any person acting in concert with such person during the 12 months prior to the announcement of the offer.

•

A similar obligation to make such a cash offer also arises when any person that (together with any persons acting in concert) is already interested in shares which in the aggregate carry 30% or more of the voting rights of the Company but does not hold shares which carry more than 50% of such voting rights acquires an interest in any other shares of the Company which increase the percentage of shares carrying voting rights in which such person is interested.

•

Under the Takeover Code, “persons acting in concert” comprise persons who, pursuant to an agreement or understanding (whether formal or informal and whether or not in writing) co-operate to obtain or consolidate control of a company or to frustrate the successful outcome of an offer for a company and “control” means an interest or interests, in shares carrying in the aggregate 30% or more of the voting rights of a company, irrespective of whether the holding or holdings give de facto control.

For so long as SoftBank Group and any person acting in concert with it hold shares carrying more than 50% of the voting rights of the Company following completion of the offering, subject to the Takeover Code applying, the rules relating to mandatory bids under the Takeover Code will not apply to any acquisitions of shares made by SoftBank Group or its concert parties.

Squeeze-out provisions

Under sections 979 to 982 of the Companies Act, where a takeover offer has been made for us and the offeror has acquired, or unconditionally contracted to acquire, not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror could then compulsorily acquire the remaining 10%. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares, provided that no such notice may be served after the end of: (a) the period of three months beginning with the day after the last day on which the offer can be accepted; or (b) if earlier, and the offer is not one to which section 943(1) of the Companies Act applies (being an offer subject to the Takeover Code), the period of six months beginning with the date of the offer.

The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, at which time the offeror must send a copy of the notice to the Company together with an instrument of transfer executed on behalf of the outstanding shareholder(s) by a person appointed by the offeror of the shares to which the notice relates, and pay the consideration to us to be held in trust for the outstanding minority shareholders. The consideration offered to the members whose shares are compulsorily acquired under this procedure must, in general, be the same as the consideration that was available under the original offer. A dissenting shareholder may object to the transfer on the basis that the offeror is not entitled and bound to acquire shares or to specify terms of acquisition different from those in the offer by applying to court within six weeks of the date on which notice of the transfer was given.

Sell Out

Sections 983 to 985 of the Companies Act also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire their shares if, prior to the expiration of the acceptance period for such offer, (a) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of all of our shares; and (b) not less than 90% of the voting rights carried by those shares. The offeror is required to give any shareholder notice of his right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period, or if longer a period of three months from the date of the notice. If a shareholder exercises their rights to be bought out, the offeror is required to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act and the Articles, we are empowered by notice in writing to require any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us details of that person’s interest and (so far as is within his or her knowledge) details of any other interest that subsists or subsisted in those shares.

Under the Articles, if a person defaults in supplying us with the required disclosures in relation to the shares in question (the “default shares”) within the prescribed period of 14 days, our directors may by notice direct that:

•

in respect of the default shares and any other shares held by such person, the relevant shareholder shall not be entitled to vote (either in person or by representative or proxy) at any general meeting or to exercise any other right conferred by a shareholding in relation to general meetings; and

•

where the default shares represent at least 0.25% in nominal value of the issued shares of their class, (a) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest and/or (b) no transfers by the relevant shareholder of any shares may be registered (unless the shareholder himself or herself is not in default and the shareholder provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be transferred are default shares), provided that, where shares are uncertificated, any refusal to transfer such shares can only be made in accordance with and subject to the provisions of the Uncertificated Securities Rules.

Purchase of Own Shares

Under the laws of England and Wales, a public limited company may purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act (including that the purchase be approved by the company’s shareholders) and provided that the Articles do not restrict the company’s ability to purchase its own shares. Our Articles will not prohibit us from purchasing our own shares. Therefore, subject to the Companies Act and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par). A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Any such purchase will be either a “market purchase” or an “off market purchase,” each as defined in the Companies Act. A “market purchase” is a purchase made on a “recognized investment exchange” (other than an overseas exchange) as defined in the U.K. Financial Services and Markets Act 2000, as amended (the “FSMA”). An “off market purchase” is a purchase that is not made on a “recognized investment exchange.” Both “market purchases” and “off market purchases” require prior shareholder approval by way of an ordinary resolution. In the case of an “off market purchase,” a company’s shareholders, other than the shareholders from whom the company is purchasing shares, must approve the terms of the contract to purchase shares and in the case of a “market purchase,” the shareholders must approve the maximum number of shares that can be purchased and the maximum and minimum prices to be paid by the company. Both resolutions authorizing “market purchases” and “off-market purchases” must specify a date, not later than five years after the passing of the resolution, on which the authority to purchase is to expire.

A share buy-back by a company of its shares will give rise to U.K. stamp duty (and may give rise to stamp duty reserve tax) at the rate of 0.5% of the amount or value of the consideration payable by the company (rounded up to the next £5.00), and such stamp duty (or stamp duty reserve tax) will be paid by the company. The charge to stamp duty reserve tax will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument for stamp duty purposes has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

The Nasdaq Global Select Market is an “overseas exchange” for the purposes of the Companies Act and accordingly does not fall within the definition of a “recognized investment exchange” for the purposes of the FSMA, as modified by the Companies Act, and any purchase made by us would need to comply with the procedural requirements under the Companies Act that regulate “off market purchases.”

Distributions and Dividends

Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under the laws of England and Wales.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the Company is at least equal to the amount of its capital. A public company can only make a distribution:

•

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of its net assets to less than that total.

Shareholder Rights

Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our shareholders. For English law purposes, our shareholders are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our register of members. If a person who holds their ADSs in the depositary wishes to exercise certain of the rights granted under the Companies Act, they will be required to first take steps to withdraw their ADSs from the settlement system operated by the depositary and become the registered holder of the shares in our register of members. A withdrawal of shares from depositary may have tax implications.

Requisitioning Shareholder Meetings

If any shareholder or shareholders representing at least 5% of the paid-up capital of the Company carrying voting rights requests, in accordance with the provisions of the Companies Act, us to (a) call a general meeting for the purposes of bringing a resolution before the meeting, or (b) give notice of a resolution to be proposed at a general meeting, such request must among other things (in addition to any other statutory requirements):

•

set forth the name and address of the requesting person and equivalent details of any person associated with it or him (in the manner contemplated by the Articles), together with details of all interests held by such person (and their associated persons) in us;

•

if the request relates to any business the member proposes to bring before the meeting, set forth a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text of the proposal (including the complete text of any proposed resolutions) and, in the case of any proposal to amend the Articles, the complete text of the proposed amendment;

•

set forth, as to each person (if any) whom the shareholder proposes to nominate for appointment to the Board of Directors, all information that would be required to be disclosed by us in connection with the election of directors, and such other information as we may require to determine the eligibility of such proposed nominee for appointment to the Board of Directors.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the U.K. that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs representing our ordinary shares, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the Articles on the right of non-residents to hold or vote shares.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in the company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate of incorporation.

Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of

	England and Wales	Delaware
	the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed, such as allowing the director to make representations against his or her removal either at the meeting or in writing.	directors is classified, stockholders may effect such removal only for cause; or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

Vacancies on the Board of Directors	The procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or bylaws of the corporation; or (b) the certificate of incorporation directs that a particular class of stock or series thereof is to elect such director, in which case a majority of the other directors elected by such class or series, or a sole remaining director elected by such class or series, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following its annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings	Subject to a company’s articles of association providing for a longer period, under the Companies Act, at least 21 clear days’ notice must be	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders

	England and Wales	Delaware
	given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	must be given to each stockholder entitled to vote at the meeting not less than 10 days nor more than 60 days before the date of the meeting and shall specify the place, date, hour, the means of remote communications by which stockholders and proxy holders may be deemed present and may vote at the meeting, the record date for determining stockholders entitled to vote at the meeting (if different than the record date for determining stockholders entitled to notice) and, if the meeting is a special meeting, the purpose or purposes of the meeting.

Quorum	Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorized representative under the Companies Act) shall constitute a quorum for companies with more than one member.	The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights	Under the Companies Act, “equity securities,” being (a) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (b) rights to subscribe for, or to	Under Delaware law, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

	England and Wales	Delaware
convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing holders of equity shares in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Authority to Allot	Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Under Delaware law, the board of directors or, if the certificate of incorporation so provides, the stockholders have the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers

Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware
the director to a person other than the company or an associated company or criminal proceedings in which he or she is convicted); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with activities as trustee of an occupational pension plan).

Voting Rights

Unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under the laws of England and Wales, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution.

On a show of hands, special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware
representing not less than 75% of the total voting rights of shareholders present in person or by proxy who, being entitled to vote, vote on the resolution.

Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations, or takeovers. These arrangements require:

•  the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors or a class thereof representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof, respectively, present and voting, either in person or by proxy; and

•  the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•  the approval of the board of directors; and

•  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under the laws of England and Wales, a director owes various statutory and fiduciary duties to a company, including:

•  to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to: (a) the likely consequences of any decision in the long-term, (b) the interests of the company’s employees, (c) the need to foster the company’s business relationships with suppliers, customers and others, (d) the impact of the company’s operations on the community and the environment, (e) the desirability to maintain a reputation for high standards of business conduct, and (f) the need to act fairly as between members of the company;

•  to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she

	England and Wales	Delaware

possibly conflicts, with the interests of the company;

•  to act in accordance with our constitution and only exercise his or her powers for the purposes for which they are conferred;

•  to exercise independent judgment;

•  to exercise reasonable care, skill, and diligence;

•  not to accept benefits from a third party conferred by reason of his or her being a director or doing, or not doing, anything as a director; and

•  a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Shareholder Litigation

Under the laws of England and Wales, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management.

Notwithstanding this general position, the Companies Act provides that (a) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust; and (b) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•  state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank has agreed to act as the depositary for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts. The depositary typically appoints a custodian to safe keep the securities on deposit. In this case, the custodian is Citibank, N.A., London Branch, located at Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB, United Kingdom.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be on file with the SEC under cover of a registration statement on Form F-6. You may obtain an electronic copy of the deposit agreement from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one ordinary share that is on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will, under the terms of the deposit agreement, be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder, you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws of the U.S.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder. The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and the extent to which, the depositary’s services are made available to you.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and DTC, the central book-entry clearing and settlement system for equity securities in the U.S. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Other Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the U.S. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the U.S.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide to the depositary all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars, if received in a currency other than U.S. dollars, upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, subdivision, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, scheme of arrangement, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of this offering, the ordinary shares being offered pursuant to this prospectus will be deposited by the selling shareholder with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by the legal considerations in the U.S. and in England and Wales applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•

the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement);

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements; and

•	the deposit of shares does not violate any applicable provision of English law.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the U.S.; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADSs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges, expenses, taxes and governmental charges payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by the legal considerations in the U.S. and in England and Wales applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:

•

temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges;

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit; and/or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital and Articles of Association—Articles of Association” in this prospectus.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote (or cause the custodian to vote) the securities (in person or by proxy) represented by the holder’s ADSs in accordance with the voting instructions received from such holder.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). If the depositary timely receives voting instructions from a holder of ADSs which fail to specify the manner in which the depositary is to vote the ordinary shares represented by such holder’s ADSs, the depositary will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed the depositary to vote in favor of the items set forth in such voting instructions. Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees (some of which may be cumulative) under the terms of the deposit agreement:

Service	Fee
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) cancelled.

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) an exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

Distribution of financial instruments, including, without limitation, securities, other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares and contingent value rights)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

ADS Services	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary.

Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) transferred.

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa) or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the deposit agreement)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) converted.

As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the register of members and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing of the ADR program.

ADS fees and charges for (i) the issuance of ADSs and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the

Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

Termination

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may, with our consent, and shall, at our instruction, distribute to owners of ADSs the deposited property in a mandatory exchange for, and upon a mandatory cancellation of, the ADSs. The ability to receive the deposited property upon termination of the deposit agreement would be subject, in each case, to receipt by the depositary of (i) confirmation of satisfaction of certain U.S. regulatory requirements and (ii) payment of applicable depositary fees. The depositary will give notice to owners of ADSs at least 30 calendar days before termination of the deposit agreement. Owners of ADSs would be required to surrender ADSs to the depositary for cancellation in exchange for the deposited property.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices, Reports and Proxy Soliciting Material

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and without negligence and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of the Articles, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in the Articles or in any provisions of or governing the securities on deposit.

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We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary also disclaim any liability for any action or inaction of any clearing or settlement system (and any participant thereof).

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

Nothing in the deposit agreement precludes the depositary (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates the depositary to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the deposit agreement, such limitations would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the ordinary shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs, ADRs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of England and Wales.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT, THE ADRs AND ADSs AGAINST US AND/OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed by agreeing to the terms of the deposit agreement to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Listing

We have applied to list our ADSs on the Nasdaq Global Select Market under the symbol “ARM”.

ORDINARY SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares or ADSs.

Future sales of ordinary shares and ADSs in the public market after this offering, and the availability of ordinary shares and ADSs for future sale, could adversely affect the market price of the ordinary shares and ADSs prevailing from time to time. As described below, a significant number of currently outstanding ordinary shares will not be available for sale shortly after this offering due to contractual restrictions on transfers. There may be sales of substantial amounts of our ADSs in the public market after such restrictions lapse. Sales of substantial amounts of our ADSs, or the perception that these sales could occur, could adversely affect prevailing market prices for our ADSs and could impair our ability to raise equity capital in the future.

Based on the number of ordinary shares outstanding as of September 1, 2023, we will have outstanding an aggregate of 1,026,078,866 ordinary shares, including ordinary shares represented by ADSs, following this offering. All of the ADSs to be sold in this offering, including any ADSs sold upon exercise of the underwriters’ option to purchase additional ADSs, will be freely tradable in the U.S. public market without restriction or further registration under the Securities Act, unless the ADSs are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act, subject, in each case, to the terms of the lock-up agreements referred to below or the resale restrictions provided for in Rule 144 of the Securities Act, as applicable. The number of ADSs available for sale immediately after this offering will be the number sold in this offering less any ADSs held by our directors, officers and the selling shareholder that are subject to lock-up agreements through 180 days after the date of this prospectus.

The Cornerstone Investors have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $735 million of the ADSs offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, any of the Cornerstone Investors may determine to purchase more, fewer, or no ADSs in this offering, or the underwriters may determine to sell more, fewer, or no ADSs to any of the Cornerstone Investors. The underwriters will receive the same underwriting discount on any ADSs purchased by the Cornerstone Investors as they will from the other ADSs sold to the public in this offering.

Lock-up Agreements

We, all of our non-independent directors, each of our executive officers and the selling shareholder have agreed that, without the prior written consent of any two of the four representatives of the underwriters, we and they will not, subject to certain exceptions, for a period of 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs. Any two of the four representatives of the underwriters may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time. The exceptions to the lock-up agreement signed by the selling shareholder will include, among other things, any action necessary or appropriate for the purposes of pledging, charging or granting any lien, mortgage or other security interest with respect to the ordinary shares for the benefit of lenders or finance counterparties (as well as any security agent, securities intermediary and/or custodian) (together, the “Pledgees”) in connection with a bona fide loan (including any margin loan) or other financing transaction provided to the selling shareholder or its affiliates (which includes the New SoftBank Group Facility), and any action to permit the Pledgees to enforce their security interest under such a transaction by selling, transferring, appropriating or otherwise disposing of the pledged securities by the Pledgees; provided that any buyer upon such foreclosure or enforcement will be obligated to sign the lock-up agreement for the remaining term of the lock-up. Our independent directors are not signatories to a lock-up agreement for this offering, which means that they may engage in open market buying, selling and other transactions in respect of our ADSs or ordinary shares without regard to the restrictions in the lock-up agreements being entered into by the selling shareholder, our executive officers and our non-independent directors. However, the director-related share ownership for our independent directors does not vest until May 2024 (after the restricted period expires) and they do not otherwise hold any of our ordinary shares, ADSs or any securities convertible, exercisable or exchangeable into such. As a result, all of our equity securities not sold in this offering will be subject to lock-up restrictions for a period of 180 days after the date of this prospectus. See “Underwriting” for detailed descriptions of the lock-up agreements, including the exclusions and exceptions thereto.

Rule 144

In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the Company who owns either restricted or unrestricted ordinary shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Affiliates

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, subject to the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of ordinary shares then outstanding, being represented by ADSs or otherwise, which will equal approximately 10,260,788 ordinary shares immediately after the closing of this offering based on the number of ordinary shares outstanding as of September 1, 2023; or

•	the average weekly trading volume of our ADSs during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling ordinary shares on behalf of our affiliates also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who was issued our ordinary shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, certain Rule 701 shares are subject to lock-up agreements as described above and under the section titled “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Registration Statements

We intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of our ordinary shares and ADSs reserved for issuance under our equity incentive plans. These registration statements will become effective immediately upon filing. ADSs covered by these registration statements will then be eligible for sale in the open market, subject to vesting restrictions, any applicable lock-up agreements described above and Rule 144 limitations applicable to affiliates.

In addition, we have granted SoftBank Group certain customary registration rights pursuant to the Shareholder Governance Agreement. See “Related Party Transactions—Transactions with SoftBank Group—

Shareholder Governance Agreement—Registration Rights.” As a result of the registration of the resale of ADSs owned by SoftBank Group, ADSs representing ordinary shares owned by SoftBank Group will become freely tradable without restriction under the Securities Act upon effectiveness of such registration. See “Risk Factors—Risks Relating to Our Status as a Controlled Company and Foreign Private Issuer—The future exercise of registration rights by SoftBank Group may materially and adversely affect the market price of the ADSs.”

Regulation S

Regulation S under the Securities Act (“Regulation S”) provides that ADSs and ordinary shares owned by any person may be sold without registration in the U.S., provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the U.S. (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our ADSs and ordinary shares may be sold outside the U.S. without registration in the U.S. being required.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our ordinary shares or ADSs acquired pursuant to this offering. This discussion is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our ordinary shares or ADSs. The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations and the income tax treaty between the U.K. and the U.S. (the “Treaty”), all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect. The following discussion is not binding on the IRS or any court. Thus, we cannot provide any assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This discussion applies only to a U.S. Holder that will hold our ordinary shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state, local and non-U.S. tax consequences, estate and gift tax consequences, alternative minimum tax consequences, special accounting rules under Section 451(b) of the Code, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies and certain other financial institutions;

•	pension plans;

•	U.S. expatriates and certain former citizens or long-term residents of the U.S.;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities (including private foundations) or government organizations;

•	S corporations, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our shares (by vote or value); and

•	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment or fixed base outside the U.S.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or ADSs.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

If you are considering the purchase of our ADSs or ordinary shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or ordinary shares in light of your own particular circumstances, as well as the consequences to you arising under other U.S. federal, state and local tax laws and the laws of any other taxing jurisdiction.

ADSs

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS is treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will generally be recognized upon an exchange of ADSs for ordinary shares.

Taxation of Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on ordinary shares or ADSs, other than certain distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, including conditions relating to holding period and the absence of certain risk reduction transactions, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income” received from a “qualified foreign corporation.” A non-U.S. corporation will generally be considered a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision (which includes the Treaty) or (ii) with respect to any dividend it pays on ordinary shares or ADSs which are readily tradable on an established securities market in the U.S. Our ADSs (but not ordinary shares) will be listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on Nasdaq and are regularly traded, we expect to be a qualified foreign corporation for purposes of dividends paid by us constituting qualified dividend income. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder for our taxable year of the distribution or the preceding taxable year. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S.

Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income.

Sale or Other Taxable Disposition of Ordinary Shares and ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), the U.S. Holder will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If the U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, the U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the value of our assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income generally includes dividends, interest, certain gains from the sale or exchange of investment property and certain rents and royalties, and cash and cash-equivalents are generally passive assets for these purposes. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income, respectively, of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements.

Based on our analysis of our activities and current estimates (and not fully audited financials) of our income and assets, we believe that we were not a PFIC for our most recently completed taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis by applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, we cannot provide any assurances that we will not be a PFIC for the current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status.

If we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years during which such U.S. Holder owns our ordinary shares or ADSs, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and such U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a deemed sale election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of our ordinary shares or ADSs. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are a PFIC and cease to be a PFIC and such election becomes available.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives from us and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of our ordinary shares or ADSs, unless (i) such U.S. Holder makes a “qualified electing fund” election (a “QEF Election”), as discussed below, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC or (ii) our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the taxable year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital gains, even if a U.S. Holder holds the ordinary shares or ADSs as capital assets.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries or any other entities in which we hold equity interests that also are PFICs (“lower-tier PFICs”) as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to lower-tier PFICs.

We do not currently expect to provide information that would allow a U.S. Holder to make a QEF Election in the event that we or any of our subsidiaries are classified as a PFIC and, therefore, U.S. Holders should assume such election will not be available if we or any of our subsidiaries are a PFIC.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to the ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as one of their principal purposes meeting this requirement will be disregarded. Our ADSs (but not ordinary shares) will be listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on Nasdaq and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders of our ADSs if we are a PFIC. Each U.S. Holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to our ordinary shares or ADSs.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares or ADSs over the fair market value of the ordinary shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares or ADSs in any year in which we are a PFIC will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ordinary shares or ADSs will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares or ADSs cease to be marketable stock.

A mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable stock.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report may result in substantial penalties and extend the statute of limitations with respect to the U.S. Holder’s U.S. federal income tax return. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under U.S. Treasury Regulations, certain entities) may be required to report information relating to our ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of our ordinary shares or ADSs and with respect to their possible obligation to file IRS Forms 926 and/or 8938.

U.K. Taxation

The following section contains a description of certain U.K. tax consequences of the acquisition, ownership and disposal of ADSs (and/or ADRs) and ordinary shares. It is intended only as a general guide to current U.K. tax law and the published practice of HMRC (which is not a statement of law and which may not be binding on HMRC), applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect). It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the acquisition, ownership or disposal of ADSs (and/or ADRs) and ordinary shares, or all of the circumstances in which holders of ADSs (and/or ADRs) and ordinary shares may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the Company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the Company is and remains solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime except as set out above under “U.S. Federal Income Taxation.”

This section does not cover:

•

your chargeable gains position if you are resident in the U.K. for U.K. tax purposes, you are an individual and hold the ADSs and/or ADRs for the purposes of a trade, profession or vocation that you carry on in the U.K. through a branch or agency, or you are a corporation and hold the ADSs and/or ADRs for the purposes of a trade carried on in the U.K. through a permanent establishment in the U.K.; and

•	your inheritance tax position if you are domiciled in the U.K. for inheritance tax purposes.

The section below may not relate to certain classes of persons, such as (but not limited to):

•	persons who are connected with the Company;

•	financial institutions;

•	insurance companies;

•	charities or tax-exempt organizations;

•	collective investment schemes;

•	pension schemes;

•	market makers, intermediaries, brokers or dealers in securities or persons who hold ADSs and/or ADRs otherwise than as an investment;

•	persons who have (or are deemed to have) acquired their ADSs and/or ADRs by virtue of an office or employment or who are or have been officers or employees of the Company or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis.

Based on published HMRC guidance, we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs and/or ADRs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs AND/OR ADRs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs AND/OR ADRs IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Taxation of Dividends

Dividends paid by the Company in respect of our ordinary shares will not be subject to any withholding or deduction at source for or on account of U.K. tax.

Taxation of Chargeable Gains

A holder of ADSs and/or ADRs which is not resident for tax purposes in the U.K. should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs and/or ADRs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ADSs and/or ADRs, through a permanent establishment) to which the ADSs and/or ADRs are attributable. However, an individual holder of ADSs and/or ADRs who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of ADSs and/or ADRs during that period may be liable on his or her return to the U.K. to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Inheritance Tax

Subject to certain provisions relating to trusts or settlements, an ADS and/or ADR held by an individual shareholder who is domiciled in the U.S. for the purposes of the convention between the U.S. and the U.K. relating to estate and gift taxes (the “Convention”) and who is neither domiciled in the U.K. nor (where certain conditions are met) a U.K. national (as defined in the Convention), will generally not be subject to U.K. inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime) except where the ADS and/or ADR is part of the business property of a U.K. permanent establishment of the individual or pertains to a U.K. fixed base of an individual who performs independent personal services. In a case where an ADS and/or ADR is subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Convention generally provides for inheritance tax paid in the U.K. to be credited against federal gift or estate tax payable in the U.S., or for federal gift or estate tax paid in the U.S. to be credited against any inheritance tax payable in the U.K., based on priority rules set forth in the Convention.

Stamp Duty and Stamp Duty Reserve Tax

The discussion below is intended as a general and non-exhaustive guide to the current U.K. stamp duty and SDRT position and applies to the holders and acquirers of ADSs and/or ADRs (representing our ordinary shares) wherever resident; however, it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries, and persons connected with clearance services and depositary receipt systems. Such persons may not be liable to U.K. stamp duty or SDRT or may be so liable at a higher rate. Furthermore, such persons may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Acquisitions and Subsequent Transfers of ADSs and/or ADRs

Based on HMRC’s published practice, no U.K. stamp duty will be payable on the acquisition or transfer of ADSs and/or ADRs. Furthermore, an agreement to transfer ADSs and/or ADRs will not give rise to a liability to SDRT.

Withdrawals and Subsequent Transfers of ordinary shares

A transfer of ordinary shares (as opposed to ADSs and/or ADRs) will generally be subject to U.K. stamp duty (if the ordinary shares are held in certificated form) or SDRT (if the ordinary shares are held in uncertificated form), in either case at the rate of 0.5% (or potentially 1.5% in certain circumstances) of the amount or value of the consideration paid for the ordinary shares (for example in respect of transfer of ordinary shares or a redeposit of ordinary shares into the ADR program).

Further, SDRT will generally be payable on an unconditional agreement to transfer ordinary shares in certificated form at 0.5% (or potentially 1.5% in certain circumstances) of the amount or value of the consideration for the transfer, but is repayable if, within six years of the date of the agreement, an instrument transferring the ordinary shares is executed.

Therefore, you are strongly encouraged to hold your ADSs (representing ordinary shares) in book-entry form through the facilities of the Depositary Trust Company.

UNDERWRITING

The selling shareholder is offering the ADSs described in this prospectus through a number of underwriters. Barclays Capital Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Mizuho Securities USA LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling shareholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling shareholder has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
Barclays Capital Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Jefferies LLC
BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
MUFG Securities Americas Inc.
Natixis Securities Americas LLC
Santander US Capital Markets LLC
SMBC Nikko Securities America, Inc.
BMO Capital Markets Corp.
Daiwa Capital Markets America Inc.
Guggenheim Securities, LLC
HSBC Securities (USA) Inc.
Intesa Sanpaolo S.p.A.
Independence Point Securities LLC
KeyBanc Capital Markets Inc.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Rosenblatt Securities Inc.
SG Americas Securities, LLC
Cowen and Company, LLC
Nomura Securities International, Inc.
WR Securities, LLC

Total	95,500,000

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

The underwriters are committed to purchase all of the ADSs offered by the selling shareholder if they purchase any ADSs. However, the underwriters are not required to purchase the ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any securities in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

We and the selling shareholder have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to $         per ADS from the initial public offering price. After the initial offering of the ADSs to the public, if all of the ADSs are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ADSs made outside of the U.S. may be made by affiliates of the underwriters. The underwriters may offer and sell the ADSs to the public through one or more of their respective affiliates or other registered broker-dealers or selling agents.

The underwriters have an option to buy up to 7,000,000 additional ADSs from the selling shareholder to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ADSs. If any ADSs are purchased with this option to purchase additional ADSs, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to the selling shareholder per ADS. The underwriting fee is $             per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Without exercise of option to purchase additional ADSs	With full exercise of option to purchase additional ADSs
Per ADS	$	$
Total	$	$

We estimate that the total expenses of this offering (including the expenses of the selling shareholder), including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $83,775,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA for up to $50,000. The underwriters have agreed to reimburse us for certain of our expenses incurred by us with respect to this offering.

We have agreed that, for a period of 180 days after the date of this prospectus (the “Lock-Up Period”) we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or publicly disclose the intention to undertake any of the foregoing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise, without the prior written consent of any two of the four representatives of the underwriters, other than the ADSs to be sold hereunder.

The restrictions described in the paragraph above relating to the Company do not apply to:

•

the issuance of ordinary shares or securities convertible into or exercisable for ordinary shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of this prospectus and described herein;

•

grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares (whether upon the exercise of stock options or otherwise) to the Company’s employees, officers, directors, advisors, or consultants pursuant to the terms of any equity compensation plan described herein, provided that such recipients either enter into a lock-up agreement with the underwriters or are otherwise bound by a “lock-up” or similar provision under such equity compensation plan for the duration of the Lock-Up Period that the Company will not release or otherwise waive during the Lock-Up Period without the prior written consent of any two of the four representatives of the underwriters;

•

the issuance of up to 10% of the ordinary shares, or securities convertible into, exercisable for, or which are otherwise exchangeable for, ordinary shares, outstanding immediately following the completion of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters covering the remainder of the Lock-Up Period;

•

the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan described herein or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer, employee or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, or securities convertible into, exercisable for or which are otherwise exchangeable for ordinary shares, provided that (i) such trading plan does not provide for the transfer of ordinary shares, or securities convertible into, exercisable for or which are otherwise exchangeable for ordinary shares during the Lock-Up Period and (ii) to the extent a public announcement under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such trading plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares, or securities convertible into, exercisable for or which are otherwise exchangeable for ordinary shares may be made under such plan during the Lock-Up Period.

All of our non-independent directors, each of our executive officers and the selling shareholder (such persons, the “lock-up parties”) have entered into lock-up agreements with the representatives of the underwriters prior to the commencement of this offering pursuant to which each lock-up party, for the duration of the Lock-up Period, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of any two of the four representatives of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs or ordinary shares (“Equity Securities”) or any securities convertible into or exercisable or exchangeable for Equity Securities (including without, limitation, Equity Securities or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC (collectively, the “Lock-Up Securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (3) except for in the case of the selling shareholder, make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities, or (4) publicly disclose the intention to do any of the foregoing. Each lock-up party has further acknowledged that the foregoing precludes the lock-up party from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the lock-up party or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Lock-Up Securities, in cash or otherwise. For the avoidance of doubt, nothing contained in any of the lock-up agreements will be construed to prohibit the relevant lock-up party from causing any direct or indirect affiliate thereof to take any action permitted under any lock-up letter such affiliate has delivered to the representatives of the underwriters.

Our independent directors are not signatories to a lock-up agreement for this offering, which means that they may engage in open market buying, selling and other transactions in respect of our ADSs or ordinary shares without regard to the restrictions in the lock-up agreements being entered into by the selling shareholder, our executive officers and our non-independent directors. However, the director-related share ownership for our independent directors does not vest until May 2024 (after the restricted period expires) and they do not otherwise hold any of our ordinary shares, ADSs or any securities convertible, exercisable or exchangeable into such. As a result, all of our equity securities not sold in this offering will be subject to lock-up restrictions for a period of 180 days after the date of this prospectus.

The restrictions described in the paragraph above relating to our directors and executive officers and the selling shareholder do not apply to:

(a)	transfers or dispositions of the lock-up party’s Lock-Up Securities:

(i)	as a bona fide gift or gifts, charitable contribution or contributions or for bona fide estate planning purposes,

(ii)	by will, other testamentary document or intestate succession,

(iii)

to any member or members of the lock-up party’s immediate family or to any trust or limited family partnership for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust,

(iv)

by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or other final order of a court or regulatory agency, or to comply with any regulations related to the lock-up party’s ownership of the Lock-Up Securities,

(v)

to a partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests,

(vi)	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (v) above,

(vii)	if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to any direct or indirect members, partners or stockholder of the lock-up party,

(viii)

to the Company pursuant to any contractual arrangement that provides for the forfeiture of the lock-up party’s securities in connection with death or disability, or the termination of the lock-up party’s employment or other service relationship with the Company or an affiliated entity, or the lock-up party’s failure to meet certain conditions set out upon receipt of such securities,

(ix)

as part of transactions relating to the lock-up party’s Lock-Up Securities acquired (A) from the underwriters in this offering (except, in the case of officers or directors, for any issuer-directed ADSs) or (B) in open market transactions after the completion of this offering,

(x)

to the Company in connection with the vesting, settlement, or exercise of RSUs, options, warrants or other rights to purchase shares of Equity Securities (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such RSUs, options, warrants or rights, provided that any such Equity Securities received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement, and provided further that any such RSUs, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in this prospectus, the registration statement of which this prospectus forms a part, and the Pricing Disclosure Package (as defined in the underwriting agreement), or

(xi)

pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company’s share capital involving a change of control; provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Lock-Up Securities shall remain subject to the provisions of the lock-up agreement;

provided that, with respect to the immediately preceding paragraph,

(A)

in the case of any transfer or distribution pursuant to paragraph (a)(i), (ii), (iii), (v) and (vi), such transfer shall not involve a disposition for value and, in each such case and in the case of any transfer or distribution pursuant to clause (a)(iv) and (vii), each donee, devisee, transferee or distributee shall execute and deliver a lock-up agreement, unless such donee, devisee, transferee or distributee has already signed and delivered a lock-up agreement to the representatives of the underwriters,

(B)

in the case of any transfer or distribution pursuant to paragraph (a) (i), (ii), (iii), (v) and (vi), no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution, and

(C)

in the case of any transfer or distribution pursuant to paragraph (a)(iv), (vii), (viii), (ix) and (x), it shall be a condition to such transfer that no public filing, report or announcement not otherwise required under applicable law shall be voluntarily made and if any filing under the equivalent of Section 16(a) of the Exchange Act in non-U.S. jurisdictions, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Equity Securities in connection with such transfer or distribution shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto or otherwise the nature and conditions of such transfer;

(b)

exercise of outstanding options, settlement of RSUs or other equity awards or exercise of warrants pursuant to plans described in this prospectus, the registration statement of which this prospectus forms a part, and the Pricing Disclosure Package (as defined in the underwriting agreement); provided that any Lock-Up Securities received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement;

(c)

conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into Equity Securities or warrants to acquire Equity Securities; provided that any such Equity Securities or warrants received upon such conversion shall be subject to the terms of the lock-up agreement; and

(d)

establishment of trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Lock-Up Securities; provided that (1) such plans do not provide for the transfer of Lock-Up Securities during the Lock-Up Period and (2) no filing by any party under the Exchange Act (or the equivalent thereof in non-U.S. jurisdictions) or other public announcement shall be required or made voluntarily in connection with such trading plan;

In addition, with respect to the selling shareholder only, the restrictions in the lock-up agreement do not apply to:

(a)	sales of the Equity Securities to be sold pursuant to the terms of the underwriting agreement;

(b)

any actions that are necessary or appropriate for the purposes of pledging, charging or granting any lien, mortgage or other security interest (the “Pledge”) in respect of any of the lock-up party’s Lock-Up Securities to or for the benefit of lenders or finance counterparties (as well as any security agent, securities intermediary and/or custodian) (collectively, the “Pledgees”) in connection with a bona fide loan (including any margin loan) or other financing transaction provided to the selling shareholder and/or its affiliates (a “Financing Transaction”); provided that the terms of such Pledge require that, to the extent the Pledgees enforce their security interest during the term of the Lock-Up Period by way of sale, transfer, appropriation or other disposition, each purchaser or transferee (the “Purchaser”) shall execute and deliver to the representatives of the underwriters (prior to or substantially contemporaneously with such sale, transfer, appropriation or other disposition) a lock-up agreement in respect of the remainder of the Lock-Up Period (which, for the avoidance of doubt, shall contain exceptions substantially similar to the exceptions contained in paragraphs (b) and (c)); and

(c)

any actions to permit the Pledgees to enforce their security interest under a Financing Transaction by selling, transferring, appropriating or otherwise disposing of the Lock-Up Securities; provided, that in the case of any such sale, transfer, appropriation or other disposition each purchaser or transferee (the “Purchaser”) shall execute and deliver to the representatives of the underwriters (prior to or substantially contemporaneously with such sale, transfer, appropriation or other disposition) a lock-up agreement for the remainder of the Lock-Up Period (which, for the avoidance of doubt, shall contain exceptions substantially similar to the exceptions contained in paragraph (b) and (c)).

In addition, for the duration of the Lock-Up Period, the Company has agreed (A) to enforce all existing agreements between the Company and any of its securityholders that prohibit the sale, transfer, assignment, pledge or hypothecation of any of the Company’s securities until the expiration of the restricted period; (B) to direct the transfer agent to place stop transfer restrictions upon any such securities of the Company that are bound by such existing “lock-up,” “market stand off,” “holdback” or similar provisions of such agreements for the duration of the Lock-Up Period; and (C) not to release or otherwise grant any waiver of such provisions in such agreements during the Lock-Up Period without the prior written consent of any two of the four representatives of the underwriters.

Any two of the four representatives of the underwriters may, in their sole discretion and at any time or from time to time before the termination of the Lock-Up Period release all or any portion of the Lock-Up Securities; provided that if such waiver is with respect to one of our officers or directors, subject to compliance with the notification requirements under FINRA Rule 5131, the representatives will notify us of the impending release or waiver at least three business days before the release or waiver, and as required by FINRA Rule 5131, we have agreed to announce the impending release or waiver at least two business days before the release or waiver.

We have applied to list our ADSs on the Nasdaq Global Select Market under the symbol “ARM”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations among us, the selling shareholder and the representatives of the underwriters. In determining the initial public offering price, we, the selling shareholder and the representatives of the underwriters expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling shareholder and us.

We, the selling shareholder and the underwriters cannot assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Other than in the U.S., no action has been taken by us, the selling shareholder or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services to us, the selling shareholder and our and its respective affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In particular, certain of the underwriters or their affiliates, including Barclays Capital Inc., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Daiwa Capital Markets America Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., Intesa Sanpaolo S.p.A., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, MUFG Securities Americas Inc., Natixis Securities Americas LLC, Santander US Capital Markets LLC and SMBC Nikko Securities America, Inc., are lenders under the Existing SoftBank Group Facility and/or have entered into the New SoftBank Group Facility as lenders and/or agents thereunder, in respect of which they have received and/or expect to receive various fees and interest on the loans. A subsidiary of SoftBank Group has granted a security interest with respect to substantially all of our share capital to secure the Existing SoftBank Group Facility and will initially grant a security interest with respect to 769,029,000 of our ordinary shares, representing a 75.01% equity interest in us (before giving effect to the issuance of ordinary shares issuable upon the completion of this offering in connection with the vesting of RSUs and Executive Awards), to secure the New SoftBank Group Facility. SoftBank Group has advised us that the Existing SoftBank Group Facility is expected to be repaid prior to, or concurrently with, the pricing of this offering, and the New SoftBank Group Facility is expected to be funded following, or concurrently with, the closing of this offering. The repayment of the Existing SoftBank Group Facility and the release of our obligations thereunder is a condition to the closing of this offering. In case of an event of default under the New SoftBank Group Facility, the lenders would be in a position to enforce their security interest with respect to our ordinary shares, which may therefore result in a disposal or sale of our ADSs by the lenders and could cause the trading price of our ADSs to decline. In addition, the lenders might carry out hedging transactions in order to cover financial risk relating to the pledged securities.

Indications of Interest

The Cornerstone Investors have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $735 million of the ADSs offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, any of the Cornerstone Investors may determine to purchase more, fewer, or no ADSs in this offering, or the underwriters may determine to sell more, fewer, or no ADSs to any of the Cornerstone Investors. The underwriters will receive the same underwriting discount on any ADSs purchased by the Cornerstone Investors as they will from the other ADSs sold to the public in this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the EEA (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the EU Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the EU Prospectus Regulation:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the EU Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of ADSs shall require us, the selling shareholder or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation. Each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and their affiliates and us and the selling shareholder that it is a “qualified investor” within the meaning of Article 2 of the EU Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 5 of the EU Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the representatives have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the U.K.

No ADSs have been offered or will be offered pursuant to the offering to the public in the U.K. prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority in accordance with the U.K. Prospectus Regulation (as defined below), except that the ADSs may be offered to the public in the U.K. at any time:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Section 86 of the FSMA;

provided that no such offer of the ADSs shall require us, the selling shareholder or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the U.K. means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the U.K., this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “relevant persons,” or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the U.K. within the meaning of the FSMA.

Any person in the U.K. that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the U.K., any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Notice to Prospective Investors in the Dubai International Financial Centre (DIFC)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”) as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us and the selling shareholder that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us and the selling shareholder that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) of Hong Kong (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law;

d)	as specified in Section 276(7) of the SFA; or

e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

EXPENSES RELATED TO THE OFFERING

Set forth below is an itemization of the total expenses (including legal fees and expenses of the selling shareholder), excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of ADSs in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq listing fee and the filing fee payable to FINRA, all amounts are estimates.

Expense	Amount
SEC registration fee	$576,071
Nasdaq initial listing fee	270,000
FINRA filing fee	225,500
Printing expenses	900,000
Legal fees and expenses	17,763,000
Accounting fees and expenses	51,290,000
Miscellaneous fees and expenses	12,750,429

Total	$83,775,000

LEGAL MATTERS

The validity of the ADSs being offered by this prospectus and certain other matters of English law will be passed upon for us by Morrison & Foerster (UK) LLP and certain other matters of U.S. federal law will be passed upon for us by Morrison & Foerster LLP. SoftBank Group has been advised as to certain legal matters by Sullivan & Cromwell LLP. Certain legal matters related to this offering will be passed upon for the underwriters by Davis Polk  & Wardwell LLP.

EXPERTS

The financial statements of Arm Limited as of March 31, 2023 and 2022, and for each of the three years in the period ended March 31, 2023, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The registered business address of Deloitte & Touche LLP is 225 West Santa Clara Street, Suite 600, San Jose, CA 95113-1728, USA.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated and currently existing under the laws of England and Wales.

Uncertainty exists as to whether the courts of England and Wales would:

•

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the U.S. or any state in the U.S.; or

•	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

We have been advised by Morrison & Foerster (UK) LLP and Morrison & Foerster LLP that there is currently no treaty between (i) the U.S. and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the U.S. and the U.K. are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon U.S. securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Morrison & Foerster (UK) LLP and Morrison & Foerster LLP that any final and conclusive monetary judgment for a definite sum obtained against us in the U.S. courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain preconditions are met, including, but not limited to, that the relevant U.S. court had jurisdiction over the original proceeding according to English conflicts of laws principles and that the U.S. judgment was final and not procured by fraud.

Whether the preconditions are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgments will be recognized or enforceable in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings. It should also be noted that in the courts of England and Wales the usual rule is that the losing party is ordered to pay the legal costs of the litigation that were incurred by the successful party. These costs are assessed by the courts of England and Wales at the conclusion of the litigation.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. This prospectus, which forms a part of the registration statement on Form F-1, does not contain all of the information included in the registration statement on Form F-1 and the exhibits and schedules to the registration statement on Form F-1. Certain information is omitted and you should refer to the registration statement on Form F-1 and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement on Form F-1, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. You can read our SEC filings, including the registration statement on Form F-1, at the SEC’s website at www.sec.gov. We also maintain a corporate website at www.arm.com and, upon the closing of this offering, you may access, free of charge, our annual reports on Form 20-F and current reports on Form 6-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. We have included our website address in this prospectus solely as an inactive textual reference.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required of U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, or at the same time, as information is received from, or provided by, U.S. domestic reporting companies. We are only liable for violations of the rules and regulations of the SEC that apply to us as a foreign private issuer.

We will send the depositary a copy of all notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders. The depositary has agreed to mail to all holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary and will make available to all holders of ADSs such notices and all such other reports and communications received by the depositary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Arm Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arm Limited and subsidiaries (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – License and Other Revenue – Refer to Notes 1, 3 and 22 to the Consolidated Financial Statements

Critical Audit Matter Description

Many of the Company’s revenue arrangements involve multiple performance obligations consisting of products and services such as intellectual property licenses, software licenses, support, training, and professional and design services. New arrangements with existing customers can be based on either a new contract or modification of prior contracts. Determining the appropriate revenue recognition for the Company’s contracts and modifications may involve significant judgments by management, including determining whether the Company’s contracts represent new contracts or the modification of pre-existing contracts, whether certain performance obligations are separate or should be combined and the portion of the transaction price that should be allocated to performance obligations, which may impact the amount and timing of revenue recognition.

Given that the evaluation of whether contracts represent new contracts or the modification of pre-existing contracts, whether certain performance obligations are separate or should be combined and the portion of the transaction price that should be allocated to performance obligations in accordance with revenue recognition guidance was complex and required significant management judgment, performing audit procedures required a high degree of auditor judgment and an increased extent of effort, including the need to involve professionals in our firm having expertise in revenue recognition.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s evaluation of whether contracts represent new contracts or the modification of pre-existing contracts, whether certain performance obligations are separate or should be combined and the portion of the transaction price that should be allocated to performance obligations included the following, among others:

•	For a sample of contracts with customers, we performed the following, among others:

•	Obtained and read the contract, including master agreements, amendments, purchase and sales order agreements, and related contracts.

•

We evaluated whether management properly determined whether the contract should be treated as a new contract or a modification of a pre-existing contract, including evaluating multiple contracts entered into with the same customer and whether those contracts were entered into at, or near, the same time and were interrelated.

•

Requested and obtained responses to confirmations of contracts directly from the Company’s customers. If a response was not received, we performed alternative procedures including obtaining sales certifications to ensure no additional agreements existed.

•	We evaluated management’s identification of performance obligations by assessing whether the underlying products and services were separate performance obligations by performing the following:

•	Comparing the products and services identified in the contract to the performance obligations identified by management.

•	Evaluating additional or combined performance obligations by:

•	Obtaining an understanding of the Company’s products and services, including product roadmaps and other marketing materials.

•	Inquiring of the Company’s operational personnel to understand the nature of the contract, its business purpose, and identified performance obligations.

•

For certain of these selections, we evaluated management’s conclusions about whether identified performance obligations should be separate or combined with the assistance of professionals in our firm having expertise in revenue recognition.

•	We assessed the allocation of the transaction price to performance obligations by performing the following:

•	Compared the transaction price determined by management to the transaction price in the customer contracts.

•	Compared the stand-alone selling price associated with each performance obligation to the Company’s estimated stand-alone selling price.

•

Evaluated the reasonableness of the Company’s methodology and inputs used to estimate stand-alone selling price by obtaining an understanding of the nature of the products and services, the pricing framework and testing the accuracy and completeness of inputs.

•	Tested the mathematical accuracy of management’s allocation of transaction price to the performance obligations.

/s/ Deloitte & Touche LLP

San Jose, California

July 31, 2023

We have served as the Company’s auditor since 2022.

Arm Limited

Consolidated Income Statements

(in millions, except share and per share amounts)

	Fiscal Year Ended March 31,
	2023	2022	2021
Revenue:
Revenue from external customers	$2,025	$2,219	$1,579
Revenue from related parties	654	484	448

Total revenue	2,679	2,703	2,027
Cost of sales	(106)	(131)	(145)

Gross profit	2,573	2,572	1,882

Operating expenses:
Research and development	(1,133)	(995)	(814)
Selling, general and administrative	(762)	(897)	(826)
Impairment of long-lived assets	—	(21)	(3)
Disposal, restructuring and other operating expenses, net	(7)	(26)	—

Total operating expense	(1,902)	(1,939)	(1,643)

Operating income	671	633	239
(Loss) income from equity investments, net	(45)	141	476
Interest income, net	42	2	2
Other non-operating income (loss), net	3	10	(20)

Income from continuing operations before income taxes	671	786	697
Income tax expense	(147)	(110)	(153)

Net income from continuing operations	524	676	544

Discontinued operations (Note 4):
Loss from discontinued operations before income taxes	—	(99)	(194)
Income tax (expense) benefit from discontinued operations	—	(28)	38

Net loss from discontinued operations	—	(127)	(156)

Net income	$524	$549	$388

Net income (loss) per share attributable to ordinary shareholders – basic
Net income from continuing operations	$0.51	$0.66	$0.53
Net loss from discontinued operations	$—	$(0.12)	$(0.15)
Net income	$0.51	$0.54	$0.38

Net income (loss) per share attributable to ordinary shareholders – diluted
Net income from continuing operations	$0.51	$0.66	$0.53
Net loss from discontinued operations	$—	$(0.12)	$(0.15)
Net income	$0.51	$0.54	$0.38

Weighted average ordinary shares outstanding
Basic	1,025,234,000	1,025,234,000	1,025,234,000
Diluted	1,027,505,008	1,025,234,000	1,025,234,000

See accompanying notes to the consolidated financial statements.

Arm Limited

Consolidated Statements of Comprehensive Income

(in millions)

	Fiscal Year Ended March 31,
	2023	2022	2021
Net income	$524	$549	$388
Other comprehensive income, net of tax:
Net change of the effective portion of designated cash flow hedges	8	—	—
Foreign currency translation adjustments	(31)	(31)	38

Total comprehensive income	$501	$518	$426

See accompanying notes to the consolidated financial statements.

Arm Limited

Consolidated Balance Sheets

(in millions, except par value and share amounts)

	As of March 31,
	2023	2022
Assets:
Current assets:
Cash and cash equivalents	$1,554	$1,004
Short-term investments	661	631
Accounts receivable, net (including receivables from related parties of $402 and $643 as of March 31, 2023 and 2022, respectively)	999	1,124
Contract assets	154	166
Prepaid expenses and other current assets	169	167

Total current assets	3,537	3,092

Non-current assets:
Property and equipment, net	185	188
Operating lease right of use assets	206	229
Equity investments (including investments held at fair value of $592 and $631 as of March 31, 2023 and 2022, respectively)	723	736
Goodwill	1,620	1,636
Intangible assets, net	138	205
Deferred tax assets	139	135
Non-current portion of contract assets	116	100
Other non-current assets	202	189

Total non-current assets	3,329	3,418

Total assets	$6,866	$6,510

Liabilities:
Current liabilities:
Accrued compensation and benefits	$589	$642
Tax liabilities	162	129
Contract liabilities (including contract liabilities from related parties of $135 and $135 as of March 31, 2023 and 2022, respectively)	293	334
Operating lease liabilities	26	31
Other current liabilities (including payables to related parties of $17 and $28 as of March 31, 2023 and 2022, respectively)	293	259

Total current liabilities	1,363	1,395

Non-current liabilities:
Non-current portion of accrued compensation and share-based compensation	152	158
Deferred tax liabilities	262	279
Non-current portion of contract liabilities	807	792
Non-current portion of operating lease liabilities	193	230
Other non-current liabilities	38	108

Total non-current liabilities	1,452	1,567

Total liabilities	2,815	2,962

Commitments and contingencies (Note 19)
Shareholders’ equity:
Ordinary shares, $0.001 par value, 1,025,234,000 shares authorized, issued and outstanding as of March 31, 2023	2	2
Additional paid-in capital	1,216	1,214
Accumulated other comprehensive income	376	399
Retained earnings	2,457	1,933

Total shareholders’ equity	4,051	3,548

Total liabilities and shareholders’ equity	$6,866	$6,510

See accompanying notes to the consolidated financial statements.

Arm Limited

Consolidated Statements of Shareholders’ Equity

(in millions, except share amounts)

	Ordinary Shares		Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
	Number of Shares	Amount
Balance as of April 1, 2020	1,025,234,000	$2	$1,214	$392	$2,766	$4,374
Net income	—	—	—	—	388	388
Foreign currency translation adjustments, net of tax	—	—	—	38	—	38
Cash dividends declared $0.73 per share and paid to shareholders	—	—	—	—	(750)	(750)

Balance as of March 31, 2021	1,025,234,000	2	1,214	430	2,404	4,050
Net income	—	—	—	—	549	549
Foreign currency translation adjustments, net of tax	—	—	—	(31)	—	(31)
Distribution to ordinary shareholders related to Treasure Data and Arm China	—	—	—	—	(1,020)	(1,020)

Balance as of March 31, 2022	1,025,234,000	2	1,214	399	1,933	3,548
Net Income	—	—	—	—	524	524
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	8	—	8
Foreign currency translation adjustments, net of tax	—	—	—	(31)	—	(31)
Share-based compensation cost	—	—	2	—		2

Balance as of March 31, 2023	1,025,234,000	$2	$1,216	$376	$2,457	$4,051

See accompanying notes to the consolidated financial statements.

Arm Limited

Consolidated Statements of Cash Flows

(in millions)

	Fiscal Year Ended March 31,
	2023	2022	2021
Cash flows provided by operating activities:
Net income	$524	$549	$388
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	170	185	201
Deferred income taxes	(34)	(76)	(33)
Loss (income) from equity investments, net	45	(141)	(476)
Impairment losses on long-lived assets and loans receivable	—	43	26
Share-based compensation cost	79	26	54
Operating lease expense	34	41	47
Other non-cash operating activities, net	(6)	19	16
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	125	(219)	19
Contract assets	(2)	(158)	(31)
Prepaid expenses and other assets	(1)	(41)	(53)
Accrued compensation and benefits	(138)	127	144
Contract liabilities (including contract liabilities from related parties)	(37)	(51)	950
Tax liabilities	35	112	(50)
Operating lease liabilities	(58)	(59)	40
Other liabilities (including payables to related parties)	3	101	(9)

Net cash provided by operating activities	$739	$458	$1,233

Cash flows used for investing activities
Purchase of short-term investments	(1,111)	(750)	(235)
Proceeds from maturity of short-term investments	1,081	245	110
Purchases of equity investments	(15)	(8)	(50)
Purchases of intangible assets	(29)	(41)	(61)
Purchases of property and equipment	(64)	(34)	(104)
Investments in convertible loans and other	—	(31)	—

Net cash used for investing activities	$(138)	$(619)	$(340)

Cash flows used for financing activities
Cash dividends declared and paid to shareholders	—	—	(750)
Cash transfers associated with distribution and sale of Treasure Data and IoTP, respectively	—	(43)	—
Payment of intangible asset obligations	(40)	(37)	(38)
Proceeds from short-term debt borrowing	—	50	—
Other financing activities, net	(2)	(2)	(1)

Net cash used for financing activities	$(42)	$(32)	$(789)

Effect of foreign exchange rate changes on cash and cash equivalents	(9)	(17)	1
Net increase (decrease) in cash and cash equivalents	550	(210)	105
Cash and cash equivalents at the beginning of the year	1,004	1,214	1,109

Cash and cash equivalents at the end of the year	$1,554	$1,004	$1,214
Less cash from discontinued operations, end of the year	—	—	(43)

Cash and cash equivalents from continuing operations, end of the year	$1,554	$1,004	$1,171

Supplemental disclosure of cash flow information:
Cash payments for income taxes	$(159)	$(141)	$(174)
Cash refunds from income taxes	$2	$52	$31
Cash payments for interest	$—	$(1)	$(1)

Non-cash investing and financing activities:
Non-cash distributions associated with Arm China and Treasure Data	$—	$(980)	$—
Non-cash changes in property, plant and equipment	$11	$—	$—
Non-cash additions to equity investments from conversion of certain receivables	$18	$—	$—

See accompanying notes to the consolidated financial statements.

Arm Limited

Notes to Consolidated Financial Statements

1.	Description of Business and Summary of Significant Accounting Policies

Description of Business

Arm Limited (“the Company”) is a global leader in the semiconductor industry. The Company’s principal operations are the licensing, marketing, research and development of microprocessors, systems intellectual property (“IP”), graphics processing units, physical IP and associated systems IP, software, tools and other related services.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company’s fiscal year ends on March 31st. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The financial statements consolidate all of the Company’s affiliates, and the entities where the Company holds a controlling financial interest, because the Company holds a majority voting interest. The Company reevaluates whether there is a controlling financial interest in all entities when rights and interests change.

Foreign Currency

The accompanying consolidated financial statements are presented in U.S. dollar (“USD”), which is the Company’s functional and reporting currency. For most of the Company’s international operations, the local currency has been determined to be the functional currency of the respective entity.

For transactions entered into in a currency other than its functional currency, monetary assets and liabilities are remeasured into the functional currency at end-of-period exchange rates. Non-monetary assets and liabilities, along with equity are remeasured at historical exchange rates. Income and expenses are remeasured at exchange rates in effect during each period, except for those expenses related to non-monetary balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in other non-operating income (loss), net on the Consolidated Income Statements.

The Company translates functional currency assets and liabilities to their USD equivalents at exchange rates in effect as of the balance sheet date and income and expense amounts at average exchange rates for the period. The USD effects that arise from changing translation rates are recorded in foreign currency translation adjustments on the Consolidated Statements of Comprehensive Income.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates include, but are not limited to, revenue recognition, allowance for doubtful accounts, income taxes, share-based compensation, impairment considerations for long-lived assets, fair value estimates and impairment for investments. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable. Inputs used in judgments and estimates consider the economic implications of COVID-19. The impact of COVID-19 related estimates were not material to the consolidated financial statements.

Arm Limited

Notes to Consolidated Financial Statements

Concentrations of Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, short-term investments, derivative financial instruments and accounts receivable. The Company’s maximum exposure to credit risk is limited to the carrying amount of these assets. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. The Company further manages its credit risk on liquid funds and derivative financial instruments through diversification of investment type and credit exposures. For accounts receivable, the credit risk is managed through the use of mitigating controls, including the use of credit checks and credit limits on customers. For financial assets (other than accounts receivable), the Company holds positions with an approved list of investment-grade rated counterparties and monitors the exposures and counterparty credit risk on a regular basis.

Additionally, in March 2022, the Company entered into a Guarantee (as defined below) as discussed more fully in Note 19, Commitments and Contingencies, relating to the payment obligations under the Facility Agreement owed by Kronos (as defined below), an entity under common control of SoftBank Group Corp. (“SoftBank Group”). Under the terms of the arrangements, a subsidiary of Kronos secured the obligations under the Facility Agreement (as defined below) by pledging its 75.01% interest in the Company and upon an Arm Guarantee Trigger Event (as defined below) as discussed in Note 19, Commitments and Contingencies, the Company may become exposed to the credit risk of Kronos failing to pay its obligations, monetize the share collateral to settle the obligations directly, or otherwise restructure the Facility Agreement before obligations are due. Upon default, the lenders can satisfy their claim either through foreclosing on the pledged 75.01% interest in the Company or through enforcing the Company’s obligations pursuant to the Guarantee.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, short-term deposits and money market funds with original maturities of three months or less that are readily convertible into known amounts of cash and are subject to insignificant risk of changes in value. Cash and cash equivalents are stated at cost, which approximates fair value because the short-term maturity of those instruments.

Short-term Investments

Short-term investments represent term deposits with banks with a maturity between three and 12 months. These investments are classified as held-to-maturity as the Company has the intent and ability to hold the investments to maturity. These investments are recorded at amortized cost, net of expected credit losses. Amortization of premiums or accretion of discounts are included in interest income (expense), net on the Consolidated Income Statements.

Equity Investments

The Company regularly invests in equity securities of public and private companies to promote business and strategic objectives. Equity investments are measured and recorded as follows:

•

Marketable equity securities are equity securities with readily determinable fair values that are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded on the income statement. Fair value is determined based on quoted market rates when observable or by utilizing data points that are observable, such as quoted prices, interest rates or yield curves. During the fiscal year ended March 31, 2021, the Company disposed of its only marketable security. Accordingly, the Company did not have any marketable equity securities as of March 31, 2023 and 2022.

Arm Limited

Notes to Consolidated Financial Statements

•

Non-marketable equity securities are equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence. Non-marketable equity securities are recorded on the income statement either at fair value on a recurring basis with changes in fair value, whether realized or unrealized; or by election, measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

•

Equity method investments are equity securities in investees in which the Company does not control but has the ability to exercise significant influence. Investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor are accounted for using the equity method when the Company has more than virtually no influence (i.e., at least 3% to 5% ownership). The Company has elected to account for certain equity method investments under the fair value option. These investments are recorded at fair value with changes in fair value recorded on the income statement. Where the Company has not elected the fair value option, equity method investments are recorded at cost minus impairment, if any, plus or minus the Company’s share of the equity method investees’ income or loss recorded on the income statement.

For certain non-marketable equity securities and equity method investments, the Company has elected to apply the net asset value (“NAV”) practical expedient, where NAV is the estimated fair value of the investments. For these securities estimated fair values are determined based on the indicated market values of the underlying assets or investment portfolios. Income statement activity for all equity investments is recorded in income from equity investments, net on the Consolidated Income Statements.

The carrying values of non-marketable equity securities under the measurement alternative are adjusted for qualifying observable price changes resulting from the issuance of similar or identical securities in an orderly transaction by the same issuer. Determining whether an observed transaction is similar to a security within the Company’s portfolio requires judgment based on the rights and preferences of the securities. Recording upward and downward adjustments to the carrying values of equity securities as a result of observable price changes requires quantitative assessments of the fair values of the Company’s equity securities using various valuation methodologies and involves the use of estimates.

Non-marketable equity securities under the measurement alternative and equity method investments not measured under the fair value option (collectively referred to as “non-marketable equity securities”) are also subject to periodic impairment analysis. The quarterly impairment analysis considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Qualitative factors considered include the investee’s financial condition and business outlook, industry and sector performance, market for technology, operational and financing cash flow activities, and other relevant events and factors affecting the investee. When indicators of impairment exist, the Company prepares quantitative assessments of the fair value of the non-marketable equity securities using both the market and income approaches, which require judgment and the use of estimates, including discount rates, investee revenue and costs, and comparable market data of private and public companies, among others.

Non-marketable equity securities under the measurement alternative are tested for impairment using a qualitative model similar to the model used to test goodwill and other long-lived assets for impairment. Upon determining an impairment may exist, the security’s fair value is calculated and compared to its carrying value and an impairment is recognized immediately if the carrying value exceeds fair value.

Equity method investments not measured under the fair value option are subject to periodic impairment reviews using the other-than-temporary impairment model, which considers the severity and duration of a decline in fair value below cost and the Company’s ability and intent to hold the investment for a sufficient period of time to allow for recovery.

Arm Limited

Notes to Consolidated Financial Statements

Loans Receivable

Loans receivable consist of term loans to a related party and other entities. The term loans are recorded at amortized cost, net of allowances for loan losses. The Company maintains an allowance for current expected credit losses to reserve for potentially uncollectible loans receivable. The Company measures interest income for all loans receivable using the interest method, which is based on the effective yield of the loans rather than the stated coupon rate. The Company classifies loans receivable in other non-currents assets on the Consolidated Balance Sheets.

Convertible Loans Receivable

Convertible loans receivable consist of convertible loans to certain entities. The Company has elected to apply the fair value option to account for such convertible loans receivable. Under the fair value option, such convertible loans receivable are measured initially and subsequently at fair value with changes in fair value recorded in other non-operating income (loss), net on the Consolidated Income Statements. Convertible loans receivable are included in other non-current assets on the Consolidated Balance Sheets.

Fair Value Measurement

The Company measures certain assets and liabilities at fair value, either upon initial recognition or for subsequent accounting or reporting. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). When determining fair value, the Company considers the principal or most advantageous market in which the Company would transact, as well as assumptions that market participants would use when pricing the asset or liability. When estimating fair value, depending on the nature and complexity of the asset or liability, the Company may use one or all of the following techniques:

•	Income approach, which is based on the present value of a future stream of net cash flows.

•	Market approach, which is based on market prices and other information from market transactions involving identical or comparable assets or liabilities.

•	Cost approach, which is based on the cost to acquire or construct comparable assets, less an allowance for functional and/or economic obsolescence.

Fair value disclosures are classified based on the fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Please refer to Note 13, Fair Value, for further discussion on the Company’s fair value measurements.

Arm Limited

Notes to Consolidated Financial Statements

Business Combinations

The Company uses the acquisition method of accounting for business combinations, which requires separate recognition of assets acquired and liabilities assumed from goodwill, based on their estimated fair values at the time of acquisition. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the fair value of any non-controlling interests in the acquiree over the net of the estimated acquisition date fair values of the assets acquired and liabilities assumed. The estimates and assumptions used in valuing intangible assets include, but are not limited to, the amount and timing of projected future cash flows, discount rate used to determine the present value of these cash flows and the useful lives of the assets. Although the Company’s fair value estimates are based upon assumptions believed to be reasonable, these estimates and assumptions are inherently uncertain and subject to refinement.

As a result, during the measurement period up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of fair values of the purchase price of an acquisition, whichever comes first, any subsequent adjustments are recorded in earnings on the Consolidated Income Statements. Acquisition-related expenses are recognized separately from the business combination and expensed as incurred.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired in a business combination. Goodwill is tested for impairment annually during the fourth fiscal quarter or during interim periods whenever events and circumstances indicate an impairment may have occurred. The identification and measurement of goodwill impairment involves the estimation of fair value at the Company’s reporting unit level, which is the same or one level below the operating segment level. The Company determined it has one reporting unit.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

The Company completed its annual goodwill impairment test in the fourth fiscal quarter of the fiscal year ended March 31, 2023. It was determined, after performing a qualitative review, it was not more-likely-than-not that the fair value of the Company’s single reporting unit was less than its carrying amount. Accordingly, there was no indication of impairment.

Intangible Assets, Net

Intangible assets primarily represent acquired intangible assets including those acquired separately, such as computer software and purchased patents and licenses to use technology, as well as those acquired through business combination such as in-process research and development (“IPR&D”), developed technology, and customer relationship assets.

The Company initially records intangible assets acquired in a business combination at their estimated fair value. Intangible assets are reported net of accumulated amortization and are amortized over their estimated useful lives at amortization rates that are proportionate to each asset’s estimated economic benefit. The Company initially

Arm Limited

Notes to Consolidated Financial Statements

capitalizes the fair value of IPR&D as an intangible asset with an indefinite life. When IPR&D projects are ready for use, they are treated as an amortizable intangible asset and amortized over the asset’s estimated useful life, which is usually between one and five years.

Amortization of intangible assets is recorded in either cost of sales, research & development or selling, general and administrative expenses on the Consolidated Income Statements depending on the nature of the underlying asset and uses by the Company.

The cost of intangible assets is amortized and recorded on the income statement on a straight-line basis over the estimated useful lives of the underlying assets. Useful lives are reviewed each year and adjustments are made, where applicable, on a prospective basis. The estimated useful lives of the Company’s intangible assets are as follows:

Patents and licenses	3 – 11 years
Computer software	3 – 5 years
Developed technology	1 – 8 years
Customer relationships	1 – 6 years
Trade names	4 years

Software Development Costs and Acquired Intangible Software

The Company has not historically capitalized software development costs for software to be sold, leased or otherwise marketed as the time and cost incurred between technological feasibility and product release has been determined to be immaterial. As such, these development costs are generally recognized as incurred in research and development expenses on the Consolidated Income Statements.

The Company capitalizes certain development costs related to software acquired, developed or modified for internal use, along with certain costs incurred in connection with the implementation of internal use software. Costs related to certain application development activities are subject to capitalization. Costs related to preliminary project and post implementation activities are expensed as incurred. Amortization begins once the software is ready for its intended use, and amortization expense is generally recognized on a straight-line basis over the software’s estimated useful life between three and five years.

Capitalized costs related to internal use software, net of accumulated amortization, are included in intangible assets, net on the Consolidated Balance Sheets and amortization expense is recognized in selling, general & administrative expenses on the Consolidated Income Statements.

Property and Equipment, Net

Property and equipment are stated at cost net of accumulated depreciation and impairment losses. Cost comprises expenditures directly attributable to the purchase of the asset. Assets are depreciated to their estimated residual value, on a straight-line basis, over the estimated useful life of the underlying asset. Estimated useful lives and residual values are reviewed at each reporting date. Depreciation on property and equipment is recorded in cost of sales, research and development or selling, general & administrative expenses on the Consolidated Income Statements depending on the nature of the underlying asset and uses by the Company.

Arm Limited

Notes to Consolidated Financial Statements

Estimated useful lives of the Company’s property and equipment are as follows:

Buildings	25 years
Leasehold improvements	Shorter of 5 – 10 years or the remaining lease term
Equipment	3 – 5 years
Fixtures and motor vehicles	3 – 5 years

An item of property or equipment is written off either upon disposal or when there is no expected future economic benefit from its continued use. Gain or loss on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the income statement in the year the asset is derecognized.

Impairment of Long-lived Assets Other than Goodwill

The Company reviews long-lived assets other than goodwill for impairment when facts or circumstances indicate the carrying amount of an asset or asset group may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value. Fair value is determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Impairment losses are recorded in impairment of long-lived assets on the Consolidated Income Statements.

Leases

The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. The Company recognizes right-of-use assets and operating lease liabilities for lessee operating leases other than those with a term of 12 months or less as the Company has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments over the lease term.

Operating lease right-of-use assets and lease liabilities are measured at the lease commencement date based on the present value of the remaining lease payments over the lease term, discounted using the Company’s incremental borrowing rate, which approximates the interest rate at which the Company could borrow on a collateralized basis with similar terms and payments and in similar economic environments. Operating lease right-of-use assets also include initial direct costs incurred and prepaid lease payments, minus any lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. All lease and non-lease components, principally common area maintenance costs, are combined in determining operating lease right-of-use assets and lease liabilities. For operating leases, lease expense is recognized on a straight-line basis over the lease term.

Asset Retirement Obligations

An asset retirement obligation (“ARO”) is recorded as appropriate on assets for which the Company has a legal obligation to retire. The Company records a liability for an ARO and the associated asset retirement cost at the time the underlying asset is acquired and put into service. Subsequent to the initial measurement of the ARO, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future

Arm Limited

Notes to Consolidated Financial Statements

cash flows underlying the obligation, if any. Over time, the liability is accreted to its present value and the capitalized cost is depreciated over the estimated useful life of the asset. The Company has recognized AROs for contractually mandated removal of leasehold improvements.

Derivative Financial Instruments and Hedge Activities

The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risk. Certain forecasted transactions, specifically British pound sterling (“GBP”) denominated cash flows in the form of payroll and selling, general and administrative expenses are exposed to foreign currency risk. The Company monitors foreign currency exposures on a monthly basis to maximize the economic effectiveness of foreign currency hedge positions.

No derivatives were designated hedges prior to July 2022. All derivatives are recorded at fair value as either an asset or liability. For derivatives not designated as hedges, adjustments to reflect changes in the fair value of the derivatives are included in earnings in other non-operating income (loss), net on the Consolidated Income Statements.

In July 2022, all foreign currency forward contracts were designated as cash flow hedges in designated hedging relationships with the forecasted foreign denominated cash flows as the hedged transactions. The maximum length of time over which the Company is hedging its exposure to the variability in future foreign denominated cash flows is one year. For cash flow hedges that qualify and are designated for hedge accounting, the change in fair value of the derivative is recorded in the net change in fair value of the effective portion of designated cash flow hedges on the Consolidated Statements of Comprehensive Income, and subsequently recognized in research and development and selling, general and administrative expenses on the Consolidated Income Statements when the hedged transaction affects earnings.

The Company classifies all derivative assets and liabilities for designated and non-designated derivatives in prepaid expenses and other current assets and other current liabilities on the Consolidated Balance Sheets. The Company classifies cash flows from the settlement of effective cash flow hedges for designated and non-designated derivatives in the same category as the cash flows from the related hedged items in operating activities on the Consolidated Statements of Cash Flows. The foreign currency forward contracts are classified under Level 2 of the fair value hierarchy. See Note 13, Fair Value.

Revenue Recognition

The Company recognizes revenues for the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those products or services. The principle is achieved through the following five-step approach:

•	Identification of the contract with the customer

•	Identification of the performance obligations

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, the Company satisfies a performance obligation

Arm Limited

Notes to Consolidated Financial Statements

Revenue for the Company’s major product offerings consists of the following:

License and Other Revenue

•

Intellectual property license — The Company generally licenses IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of IP, excluding when-and-if-available minor updates over support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.

•

Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.

•

Professional services — Services (such as training and professional and design services) that the Company provides, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, the Company has an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use.

•

Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.

Royalty Revenue

For certain IP license agreements, royalties are collected on products that incorporate the Company’s IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on the Company’s technology that it contains. The accrual is estimated using trend analysis based on market and sales data as well as customer specific financial information. As a result of estimating the amount of royalty revenue accrual in the period in which the customer sales occur using estimates based on sales trends and judgment for several key attributes, including industry estimates of expected shipments, the percentage of markets using our products, and average selling price. Adjustments to revenues are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees.

Significant Judgments

Identification of the Contract with the Customer

The Company accounts for a contract as a revenue contract when all of the following criteria are met:

•

The contract has been approved (either in writing, orally or in accordance with other customary business practices) by the parties to the contract, and the parties are committed to perform their respective obligations.

Arm Limited

Notes to Consolidated Financial Statements

•	The Company can identify each party’s rights regarding goods or services to be transferred.

•	The Company can identify the payment terms for the goods or services to be transferred;

•	Contracts have commercial substance; and

•	It is probable that the Company will collect the consideration to which it will be entitled to, in exchange for the goods or services to be transferred to the customer.

The Company sometimes enters into multiple contracts with the same customer that are treated, for accounting purposes, as one contract if the contracts are entered into at, or near, the same time and are interrelated. Judgment is required in evaluating whether various contracts are interrelated, which includes considerations as to whether they were negotiated as a package with a single commercial objective, whether the amount of consideration on one contract is dependent on the performance of the other contract, or if some, or all, obligations in the contracts constitute a single performance obligation.

New arrangements with existing customers can be based on either a new contract or the modification of prior contracts. The Company’s judgment in making this determination considers whether there is a connection between the new arrangement and the pre-existing contracts, whether the services under the new arrangement are highly interrelated with the products and services provided under prior contracts, and how the products and services under the new arrangement are priced.

The Company sometimes enters into non-cancellable and non-refundable committed funds arrangement from customers, where the parties have ongoing negotiations. Judgment is required in evaluating whether all rights and obligations of the arrangement are determined and enforceable.

Judgment is also required in determining whether collectability of substantially all of the consideration is probable. The Company assesses this through credit checks, past payment history or based on upfront payment prior to performance of the obligation(s).

Identification of the Performance Obligations

Customer contracts often include various products and services as outlined in the summary of major product groups above. Typically, these products and services qualify as separate performance obligations, and a portion of the contractual value is allocated to them. Judgment is required, however, in determining whether a good or service is considered a separate performance obligation.

When selling licenses or services, the Company frequently grants customers the choice to acquire additional rights, goods or services (for example, renewals of offerings, version extensions through term renewals, additional future products, or additional volumes of purchased license). The Company also utilizes forward looking information such as product roadmaps and other marketing materials in identifying performance obligations for IPs or version extensions of architecture IP under development or future products, and in determining if implicit promises or material right exist in certain long-term contracts.

In a typical licensing arrangement involving architecture license, the Company licenses the available architecture license and promises to provide the future version extensions of the architecture license, over the license term. A long-term architecture licensing arrangement could range from 3 years to 15 years. These version extensions typically have both specified upgrade rights and implicit rights to extensions as follows:

•	Specified upgrade rights to version extensions that are expected to be released over 2-3 years are typically covered in the Company’s product roadmaps.

Arm Limited

Notes to Consolidated Financial Statements

•	Implicit rights to version extensions that extend beyond the roadmap period are promised by the Company, as and when they are released.

These version extensions represent promises to deliver distinct products with a discernable release pattern at specific points in time every year over the license term. When version extensions of architecture licenses are promised along with available licenses, a portion of the overall license consideration is allocated to the available architecture licenses, and the remaining portion relating to future extensions is deferred until the time those are delivered and become available for use.

In some licensing arrangements involving an implementation license, the customer licenses a right to use an available implementation license and also licenses the right to use next generation products to be developed over the license term which are released to the customers as soon as they are commercially available. The next generation products are considered distinct performance obligations.

Revenue allocated to the IP license including version extensions of an architecture license or releases of an implementation license are each recognized at a point in time upon the delivery or beginning of license term, whichever is later.

Determination of Transaction Price

The Company applies judgment when determining the amount of consideration, it expects to be entitled to in exchange for transferring promised goods or services to a customer. This includes estimates as to whether, and to what extent, subsequent concessions or payments may be granted to customers, which release customers from their obligations to pay contractual fees. In this judgment, historical trends are considered with respect to both the specific customer and broader Company trends. The Company estimates the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. Consideration payable to a customer is accounted for as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Company. The transaction price also excludes amounts collected on behalf of third parties such as sales taxes. The Company’s revenue arrangements may include variable consideration, including royalties. Where minimum royalties are agreed with customers and there is no uncertainty of their receipt, the amount is allocated to performance obligations as a part of the transaction price.

The Company considers relevant facts and circumstances in assessing whether a contract contains a significant financing component. The Company has not identified significant financing components in its material revenue arrangements executed during the financial year.

Allocation of Transaction Price

Judgment is required when estimating standalone selling prices (“SSPs”). There is also judgment involved in determining whether the pricing of certain performance obligations is highly variable or uncertain.

Other than support and maintenance, SSPs are usually not directly observable for the Company’s products and services because the Company generally does not sell its products or services on a standalone basis. The Company estimates the SSPs so that the Company allocates the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer. The Company allocates royalties entirely to the licenses that give rise to them. When estimating a SSP, the Company considers available information and maximizes the use of observable inputs such as renewal pricing history for the Company’s standardized support and professional service offerings.

Arm Limited

Notes to Consolidated Financial Statements

For offerings that have highly variable or uncertain pricing and lack substantial direct costs to estimate based on a cost-plus margin approach, the transaction price is allocated by applying a residual approach. This is on the basis that the Company has identified SSP for other performance obligations in the same arrangement. If two or more goods or services in a contract have highly variable or uncertain pricing, then the Company applies a combination of methods to allocate transaction price, including utilizing list prices, contract prices, and effort estimates of future IPs, for initial allocation of residual amount of transaction price within such products.

For customer agreements related to long-term licensing of architecture IP, the Company allocates the contract value to each of the performance obligations based on an estimate of the engineering efforts required to deliver the initial version of the IP as well as related future versions, including enhancements and upgrades.

The SSPs of material rights depends on the probability of option exercise. In estimating these probabilities, judgment is utilized when considering historical exercise patterns. The SSPs are reviewed periodically or whenever facts and circumstances significantly change. These changes are applied prospectively.

Revenue from Arm China

Arm Technology (China) Co. Limited (“Arm China”) acts as the Company’s exclusive IP distributor in the People’s Republic of China, which, or the purposes of these financial statements, includes the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excludes Taiwan (collectively referred to as the “PRC”), under the intellectual property licensing arrangement (“IPLA”). Arm China directly contracts with end customers with discretion in establishing pricing to sublicense specified IP. The Company’s responsibility under the IPLA is to facilitate delivery of a good or service to the end customer in accordance with detailed instructions and other specifications from Arm China. In these cases, Arm China is the customer for the Company. As such, revenue presented by the Company is the net amount calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with end customers. The Company applies the royalty exception, under which revenue is recognized when the subsequent sale or usage occurs, assuming control of the license to which the royalty relates has transferred to the customer. Where the revenue is derived as a percentage of the license fee of Arm China, the Company categorizes that portion as license revenue while the other portion, which represents the Company’s share of Arm China’s royalties, is categorized as royalties.

Contract Balances and Receivables

The Company recognizes accounts receivable in full when it has the contractual right to invoice the customer and begins satisfying the performance obligation over the term of the contract. Judgment is required to determine whether a right to consideration is unconditional and thus qualifies as a receivable. Contract assets are recognized as the performance obligations are satisfied and the Company does not have the contractual right to invoice. Accrued royalties are presented as accrued income in accounts receivable, net on the Consolidated Balance Sheets.

Contract liabilities primarily reflect invoices due, or payments received in advance of revenue recognition. Typically, the Company invoices either all or a substantial portion of the fees for IP licenses upfront on the effective date of the contract. Periodic fixed fees for software support services, and other multi-period agreements are typically invoiced in advance.

Customer deposits primarily relate to payments received from customers which could be refundable pursuant to the terms of the contract and are in other current liabilities on the Consolidated Balance Sheets.

Arm Limited

Notes to Consolidated Financial Statements

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that its contracts generally do not include a significant financing component. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing products and services, such as invoicing at the beginning of a license term with revenue recognized over the contract period, and not to receive financing from customers. Any potential financing fees are considered insignificant in the context of the Company’s contracts.

Allowance for Current Expected Credit Losses

Trade receivables are stated at their net realizable value. The allowance for credit losses reflects the Company’s best estimate of expected credit losses of the receivable portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions. In developing the estimate for expected credit losses, accounts receivable is segmented into pools of assets depending on market (China versus international) and delinquency status, and fixed reserve percentages are established for each pool of accounts receivables. To determine the reserve percentages for each pool of accounts receivables, the Company considers its historical experience with certain customers and customer types, regulatory and legal environments, country and political risk, and other relevant current and future forecasted macroeconomic factors. These credit risk indicators are monitored on a quarterly basis to determine whether there are any changes in the economic environment that would indicate the established reserve percentages should be adjusted and are considered on a regional basis to reflect more geographic-specific metrics. Please refer to Note 3, Revenue, for the summary of the movement in the allowance for current expected credit losses.

Additionally, write-offs and recoveries of customer receivables are tracked against collections on a quarterly basis to determine whether the reserve percentages remain appropriate. When management becomes aware of certain customer-specific factors that impact credit risk, specific allowances for these known troubled accounts are recorded. Accounts receivables are written off after all reasonable means to collect the full amount (including litigation, where appropriate) are exhausted. For the years ended March 31, 2023, 2022 and 2021, write-offs and recoveries of customer receivables were immaterial to the consolidated financial statements.

The Company recognizes an allowance for losses on contract assets based on a similar approach used for receivables under the current expected credit loss model. As of March 31, 2023 and 2022, the loss allowance for contract assets was immaterial.

Share-based Compensation

Restricted share units (“RSU”) were granted to employees, certain of our executive officers, and non-executive directors of the Company and require continuous service through the vesting date. Phantom shares (“Phantom Shares”) were only granted to certain of our executive officers. Majority of RSUs are granted by tranches either with a fixed number of awards or with fixed monetary amounts known at inception. Depending on the type of award, RSUs may require the achievement of certain performance conditions, market-conditions and for certain awards, vesting occurs on the earliest of the following: (1) the occurrence of one of various events comprising a change in control of the Company, (2) an initial public offering of the Company’s ordinary shares, and (3) the passage of time. The number of RSUs that vest is determined by the achievement of market, performance and service conditions. The market condition target is tied to the valuation of the Company upon vesting. At the discretion of the Company’s remuneration committee, each RSU is settled in cash or converts into ordinary shares on the vesting date.

The Company expenses share-based compensation over the requisite service period of the awards, which is generally equivalent to the vesting term. Compensation cost is recorded only for those awards expected to vest.

Arm Limited

Notes to Consolidated Financial Statements

The fair value of RSUs is determined on the date of grant for equity-classified awards, and at the end of each reporting period for liability-classified awards, using Monte Carlo simulations or the discounted cash flow approach. The fair value of Phantom Shares is determined on the date of grant and at the end of each reporting period based on the share price of the Company’s ultimate parent, SoftBank Group.

The Company classifies those awards in which the Company has the option, pursuant to the plan terms, and intends to settle in cash or equity, as liability-classified or equity-classified awards, respectively. Phantom Shares and certain RSUs are liability-classified and are remeasured at the end of each reporting period through the date of settlement so that the expense recognized for each award is equivalent to the amount to be paid in cash. Changes in the fair value of liability-classified RSUs are recorded in the income statement over the vesting period of the award. Equity-classified RSUs are recognized using the straight-line method over the service period adjusted for estimated forfeitures.

A change in control or an initial public offering is generally not considered probable until it has occurred. Accordingly, as of the balance sheet date, those RSUs that are subject to vesting on the earliest of (1) change of control, (2) initial public offering, or (3) passage of time, are expected to vest and be settled in cash upon the passage of time. For liability-classified awards, the weighted average fair value of the RSUs was measured at each reporting date using the Monte Carlo simulation model or a discounted cash flow approach. Similarly, the fair value for equity-classified awards was measured at the grant date using the discounted cash flow approach.

For the fiscal year ended March 31, 2021, the Company used the discounted cash flow approach based on the expected value of the Company as a result of a business combination which was considered likely. For fiscal years ended March 31, 2023 and 2022, the Company used the Monte Carlo simulation model, the income approach and/or market-calibration approach based on comparable publicly traded companies in similar lines of businesses to measure the RSUs. The Monte Carlo simulation model simulates the Company’s equity value at an assumed listing exit event in order to determine the RSU vesting percentage. The model simulates the RSU vesting percentage over numerous iterations, and the average of all iterations is determined to be the fair value of an RSU. The model then discounts the future value of the RSU at the assumed listing exit event date back to the valuation date based on the relevant risk-free interest rate. The Monte Carlo simulation model incorporates various assumptions such as expected stock price volatility until a liquidity event, expected dividend yield, risk-free interest rate, and expected time to complete an initial public offering.

The Company granted Phantom Shares and executive RSUs to certain of our executive officers and are subject to continuous service and vest upon meeting certain strategic performance conditions of the Company. Phantom Shares and executive RSUs are liability-classified and are expensed when the performance targets are considered probable of being achieved. Executive RSUs primarily are based on fixed monetary amounts that could be converted into a variable number of shares based on the closing share price of the Company upon an initial public offering. Any obligations that are based predominantly on fixed monetary amounts that are known at inception and are to be settled with a variable number of the Company’s shares, are liability-classified with compensation cost recognized ratably over the requisite service period.

At the grant date of the RSUs, the Company was private and its ordinary shares were not listed on a public stock exchange. Therefore, the Company’s Board of Directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the Company’s ordinary shares underlying share-based compensation awards, including:

•	contemporaneous independent third-party valuations of ordinary shares;

•	financial condition, results of operations, and capital resources;

Arm Limited

Notes to Consolidated Financial Statements

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;

•	the lack of marketability of ordinary shares;

•	estimates of future financial performance;

•	market performance and valuations of comparable companies;

•	the hiring or loss of key personnel;

•	the status of the Company’s development, product introduction, and sales efforts;

•	industry outlook and other information, such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to the Company’s business.

To determine the fair value of ordinary shares, the Company first estimated the enterprise value and then allocated that enterprise value to ordinary shares and ordinary share equivalents. The Company’s enterprise value was estimated using the income and market-calibration approaches.

The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. For each valuation, the Company prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market-calibration approach. The financial forecast considered the Company’s past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact the business.

The market-calibration approach analyzes the percent change in the enterprise values of peer companies between the prior valuation date and the current valuation date. Based on the observed market movement in the enterprise values of peer companies, a market movement factor is selected to represent the potential shift in enterprise value between the prior valuation date and the current valuation date. The selected market movement factor is applied to the indicated value as of the prior valuation date.

Monte Carlo simulations incorporate highly subjective assumptions, such as stock price volatility and expected volatility until a liquidity event. Changes in highly subjective assumptions could significantly impact share-based compensation cost. Since the Company’s ordinary shares were not publicly traded, the computation of expected volatility was based on the average of historical and implied volatilities over the expected term of the awards of a representative peer group of publicly traded entities. Other assumptions included expected term, risk-free interest rate and dividend yield. The risk-free interest rate was based on zero-coupon U.S. Treasury bond rates corresponding to the expected term of the awards. Dividend assumptions were based on historical experience.

The Company estimates forfeitures based on employee level, economic conditions, time remaining to vest and historical forfeiture experience.

Arm Limited

Notes to Consolidated Financial Statements

Cost of Sales

Cost of sales expenses consist primarily of employee-related expenses and project costs associated with professional services and the provision of support and maintenance to customers, along with expenses related to license development services revenue, amortization of developed technology, and allocated overhead. Employee-related expenses include salaries, bonuses, share-based compensation and associated benefits.

Research and Development

Research and development expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in research and development functions, along with project materials costs, third-party fees paid to consultants, depreciation and amortization, allocated overhead, and other development expenses.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in sales and marketing, along with corporate and administrative functions, including accounting and legal professional services fees, depreciation and amortization, advertising expenses, allocated overhead, and other corporate-related expenses.

Disposal, Restructuring and Other Operating Expenses, Net

Disposal expenses consist primarily of transaction costs, such as legal and professional fees, relating to various disposal activities.

Restructuring and other operating expenses consist primarily of employee termination benefits. Recognition of costs for employee termination benefits depends on whether employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period in order to receive the termination benefits, costs are recognized ratably over the applicable future service period. Otherwise, costs are recognized when the Company has committed to a restructuring plan and has communicated those actions to employees. Employee termination benefits covered by existing benefit arrangements are recognized when the Company has committed to a restructuring plan and the termination benefits are probable and estimable.

Government Grants

The Company receives government grants to compensate for its research activities. GAAP does not contain authoritative guidance for incentives and grants provided by governmental entities to a for-profit entity. Absent authoritative guidance, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances, the Company determined it most appropriate to account for the government grants received by analogy to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).

Under the provisions of IAS 20, a government grant is recognized when there is reasonable assurance the Company will meet the terms for receiving and realizing the benefit of the grant. IAS 20 does not define “reasonable assurance,” however, based on certain interpretations, it is analogous to “probable” as defined under GAAP, which is the definition the Company has applied to its government grants received. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company

Arm Limited

Notes to Consolidated Financial Statements

recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). Further, IAS 20 permits for the recognition in earnings either separately under a general heading such as other income, or as a reduction of the related expenses. The Company has elected to recognize the benefit as a reduction of the related expenses included in either research and development expenses or income tax expense on the Consolidated Income Statements. For the fiscal years ended March 31, 2023, 2022 and 2021, the government grant benefit recognized was $83.0 million, $84.3 million and $94.4 million, respectively.

The government grant benefit received includes a grant from Innovate U.K. for work connected to the creation of a new centrally secured technology platform prototype. For the years ended March 31, 2023, 2022 and 2021, the Company recorded a reduction to research and development expenses from this grant of $2.6 million, $15.3 million and $23.8 million, respectively. The maximum total value of the Innovate U.K. contract is $44.9 million.

The Company benefits in the U.K. from His Majesty’s Revenue & Customs (“HMRC”) research and development expenditure (“RDEC”), which provides relief against U.K. corporation tax. Based on criteria established by HMRC a portion of the Company’s expenditures incurred on research and development activities are eligible for RDEC relief. For the years ended March 31, 2023, 2022 and 2021 the Company recorded a relief of $64.0 million, $54.4 million and $54.6 million, respectively.

Income Taxes

The Company computes the provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

If the Company determines it is more likely than not that it will not generate sufficient taxable income to realize the value of some or all deferred tax assets (net of deferred tax liabilities), the Company will establish a valuation allowance offsetting the amount it does not expect to realize. The Company performs this analysis each reporting period and reduces the measurement of deferred taxes if the likelihood the Company will realize them becomes uncertain.

Deferred tax assets the Company records each period depend primarily on the ability to generate future taxable income. Each period, the Company evaluates the need for a valuation allowance against the deferred tax assets and, if necessary, adjusts the valuation allowance so that net deferred tax assets are recorded only to the extent the Company concludes it is more likely than not that these deferred tax assets will be realized. If the outlook for future taxable income changes significantly, the Company’s assessment of the need for, and the amount of, a valuation allowance may also change.

The Company is also required to evaluate and quantify other sources of taxable income, such as the possible reversal of future deferred tax liabilities and the implementation of tax planning strategies. Evaluating and quantifying these amounts is difficult and involves significant judgment, based on all of the available evidence and assumptions about future activities.

Tax benefits from uncertain tax positions are recognized only if (based on the technical merits of the position) it is more likely than not that the tax positions will be sustained on examination by the tax authority. The tax benefits recognized in the financial statements from such positions are measured based on the largest amount that is more than 50% likely to be realized upon ultimate settlement. Interest and penalties related to unrecognized tax benefits are recognized within income tax (expense) benefit on the Consolidated Income Statements.

Arm Limited

Notes to Consolidated Financial Statements

Net Income (Loss) Per Share Attributable to Ordinary Shareholders

Basic income (loss) per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and potentially dilutive ordinary shares outstanding during the period. Potentially dilutive ordinary shares whose effect would have been antidilutive are excluded from the computation of diluted earnings per ordinary share.

Discontinued Operations

A disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale or other than by sale, and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The results of disposals that qualify as a discontinued operation are presented as such for all reporting periods presented. Results of discontinued operations include all revenues and expenses directly derived from such disposal group; general corporate overhead is not allocated to a discontinued operation. For disposals other than by sale such as a distribution to shareholders of the Company, results of operations of a business would not be recorded as a discontinued operation until the period in which the business is actually disposed of other than by sale.

Following a strategic decision to place greater focus on the Company’s core technology licensing business, a decision was made to distribute or sell certain components of the Company’s Internet of Things business. As a result, in June 2021, the Company completed a pro rata distribution of its controlling stake in Treasure Data, Inc. and its subsidiaries (“Treasure Data”) to the immediate shareholders of the Company. In November 2021, the Company sold 100% of its ownership in Pelion IOT Limited and its subsidiaries (“IoTP”) to SoftBank Group Capital Limited in exchange for $12.0 million in cash consideration. The distribution of Treasure Data and sale of IoTP were accounted for as discontinued operations.

Revenue from IoTP and Treasure Data reported in loss on discontinued operations before income taxes on the Consolidated Income Statements relates to certain IP available through cloud-based infrastructure where the customer does not have the right to terminate the hosting contract. Under such arrangements, customers do not have the right to take possession of the software to run on their own IT infrastructure, nor do they have the right to engage a third-party provider to host and manage the software. Revenue for these arrangements is recognized over time as the services are performed.

Unless specified otherwise, the accompanying notes to the consolidated financial statements exclude financial results of discontinued operations.

Revision to Previously Issued Financial Statements

The Company has identified certain immaterial errors in the consolidated statements of cash flows and a footnote to the consolidated financial statements.

The corrections to the consolidated statements of cash flows include:

•	the presentation of cash flows for the purchase and the proceeds from maturity of short-term investments should be presented on a gross basis rather than the net basis in investing activities

•	the presentation of cash flows for a portion of the payments to purchase intangible assets was determined to be presented as financing cash outflow rather than investing activities

Arm Limited

Notes to Consolidated Financial Statements

The following table presents the impact of the corrections to the consolidated statements of cash flows for the fiscal years ended March 31, 2022 and 2021:

Consolidated Statements of Cash Flows (Amounts in USD, millions)	Fiscal Year Ended March 31, 2022			Fiscal Year Ended March 31, 2021
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
Purchase of short-term investments	$(505)	$(245)	$(750)	$(125)	$(110)	$(235)
Proceeds from maturity of short-term investments	—	245	245	—	110	110
Purchases of intangible assets	(78)	37	(41)	(99)	38	(61)
Net cash used for investing activities	$(656)	$37	$(619)	$(378)	$38	$(340)
Payment of intangible asset obligations	—	(37)	(37)	—	(38)	(38)
Net cash (used for) provided by financing activities	$5	$(37)	$(32)	$(751)	$(38)	$(789)

In addition, within the disaggregation of revenue in footnote 3, the Company identified an overstatement of over time revenue and corresponding understatement of point in time revenue. The Company revised the disclosure to decrease over time revenue and increase point in time revenue by $184 million and $50 million for fiscal year ended March 31, 2022, and 2021 respectively.

These errors had no impact on the amounts previously reported in the Company’s consolidated income statements, consolidated statements of comprehensive income, consolidated balance sheets and consolidated statements of shareholders’ equity. Management has evaluated the materiality of these errors quantitatively and qualitatively, including the impact of the errors on cash flow activities, and has concluded that the corrections of these errors are immaterial to the consolidated financial statements as a whole.

2.	Recent Accounting Pronouncements

Recently Adopted Accounting Guidance

Derivatives and Hedging (Topic 815), Targeted Improvements to Accounting for Hedging: In August 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-12 which requires expanded hedge accounting for both non-financial and financial risk components and refines the measurement of hedge results to better reflect an entity’s hedging strategies. The updated standard also amends presentation and disclosure requirements and changes how entities assess hedge effectiveness. The Company adopted ASU 2017-12 utilizing the modified retrospective transition method beginning April 1, 2020. Adoption had no material impact on the Company’s consolidated financial statements.

Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract: In August 2018, FASB issued ASU 2018-15 which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The Company adopted this ASU beginning April 1, 2020. Adoption had no material impact on the Company’s consolidated financial statements.

Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting: In March 2020, FASB issued ASU 2020-04 which provides temporary optional expedients and exceptions to

Arm Limited

Notes to Consolidated Financial Statements

GAAP guidance on contract modifications to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate to alternative reference rates. Subsequently, in January 2021, FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of Topic 848 and clarifies some of its guidance. The Company adopted this ASU beginning April 1, 2020 and may be applied through March 31, 2022. Adoption had no material impact on the Company’s consolidated financial statements.

Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity: In August 2020, FASB issued ASU 2020-06 which reduces the number of accounting models for convertible debt instruments and convertible preferred stock. For convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815 or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. ASU 2020-06 also removes certain conditions that should be considered in the derivatives scope exception evaluation under Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and clarify the scope and certain requirements under Subtopic 815-40. In addition, ASU 2020-06 improves the guidance related to the disclosures and earnings per share for convertible instruments and contracts in entity’s own equity. The Company adopted this ASU beginning April 1, 2020. Adoption had no material impact on the Company’s consolidated financial statements.

Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers: In October 2021, FASB issued ASU 2021-08, which improves the accounting for contract assets and contract liabilities from revenue contracts with customers in a business combination (Topic 805). The ASU improves comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The Company adopted this ASU beginning April 1, 2022. Adoption had no material impact on the Company’s consolidated financial statements.

Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance: In November 2021, FASB issued ASU 2021-10, which created ASC 832. ASC 832 requires certain disclosures about transactions with a government that are accounted for by analogizing to a grant or contribution accounting model. The amendments will require disclosure of information about the nature of the transactions and the related accounting policy used to account for the transactions, information regarding the line items within the consolidated financial statements that are affected by the transactions, and significant terms and conditions of the transactions. The Company adopted this ASU beginning April 1, 2022. Adoption had no material impact on the Company’s consolidated financial statements.

3.	Revenue

Disaggregation of Revenue

A summary of the Company’s disaggregated revenues are as follows:

	Fiscal Year Ended March 31,
	External Customers			Related Parties			Total
(in millions)	2023	2022	2021	2023	2022	2021	2023	2022	2021
License and Other Revenue(1)	$569	$902	$574	$435	$239	$140	$1,004	$1,141	$714
Royalty Revenue	1,456	1,317	1,005	219	245	308	1,675	1,562	1,313

	$2,025	$2,219	$1,579	$654	$484	$448	$2,679	$2,703	$2,027

(1)

Includes over-time revenues of $100 million, $102 million, and $197 million and point-in-time revenues of $904 million, $1,039 million, and $517 million for the fiscal years ended March 31, 2023, 2022, and 2021, respectively.

Arm Limited

Notes to Consolidated Financial Statements

Receivables

A summary of the components of accounts receivable, net is as follows:

	As of March 31,
(in millions)	2023	2022
Trade receivables	$625	$733
Royalty receivables	377	431

Total gross receivables	1,002	1,164
Allowance for current expected credit losses	(3)	(40)

Total accounts receivables, net	$999	$1,124

A summary of the movement in the allowance for current expected credit losses is as follows:

(in millions)	Total
Balance as of April 1, 2020	$3
Additional provision	13
Amounts written off during the year as uncollectible	(3)
Amounts reclassified to assets related to discontinued operations	(1)

Balance as of April 1, 2021	12
Additional provision	28

Balance as of April 1, 2022	$40
Reversal of provision	(34)
Amounts written off during the year as uncollectible	(3)

Balance as of March 31, 2023	$3

Contract Assets

The timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets are created when invoicing occurs subsequent to revenue recognition. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional. Contract assets increased by $254 million and $490 million due to the timing of billings to customers, which fell into subsequent periods, in the fiscal years ended March 31, 2023 and 2022, respectively, offset by $250 million and $331 million of contract assets transferred to accounts receivable, in the fiscal years ended March 31, 2023 and 2022, respectively. The balance and activity for loss allowances related to contract assets was immaterial for all periods presented.

Contract Liabilities

A reconciliation of the movement in contract liabilities is as follows:

(in millions)	Total
Balance as of April 1, 2021	$1,178
Customer prepayment and billing in advance of performance	317
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(170)
Revenue recognized in the period that was included in the contract liability balance during the period	(199)

Arm Limited

Notes to Consolidated Financial Statements

(in millions)	Total
Balance as of March 31, 2022	$1,126

Current portion of contract liabilities	$334
Non-current portion of contract liabilities	$792
Balance as of April 1, 2022	$1,126
Customer prepayment and billing in advance of performance	209
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(128)
Revenue recognized in the period that was included in the contract liability balance during the period	(105)
Effect of disposal (see Note 21)	(2)

Balance as of March 31, 2023	$1,100

Current portion of contract liabilities	$293
Non-current portion of contract liabilities	$807

Satisfied Performance Obligations

Revenue recognized from previously satisfied performance obligations in prior reporting periods was $1,705 million, $1,562 million, and $1,313 million for the fiscal years ended March 31, 2023, 2022, and 2021, respectively. These amounts primarily represent royalties earned during the period.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.

The Company has elected to exclude potential future royalty receipts from the disclosure of remaining performance obligations. In certain arrangements, the Company’s right to consideration may not correspond directly with the performance of obligations. Revenue recognition occurs upon delivery or beginning of license term, whichever is later. Accordingly, the analysis between time bands below has been estimated, but the final timing may differ from these estimates. In the absence of sufficient information, where the timing of satisfaction of the remaining performance obligations is dependent on a customer’s action, the transaction price allocated to such performance obligation is included in the outer-year time band unless contract or option expiration aligns with an earlier period or category.

As of March 31, 2023, the aggregate transaction price allocated to remaining performance obligations was

$1,712.1 million, which includes $743.9 million of non-cancellable and non-refundable committed funds received from certain customers, where the parties are in negotiations regarding the enforceable rights and obligations of the arrangement.

The Company expects to recognize approximately 23% of remaining performance obligations as revenue over the next 12 months, 11% over the subsequent 13-to 24-month period, and the remainder thereafter.

4.	Discontinued Operations

The Company decided to distribute Treasure Data to the immediate shareholders of the Company and sell IoTP to SoftBank Group Capital Limited. The distribution and sale of Treasure Data and IoTP, respectively represented a strategic shift that has or will have a major effect on the Company’s operations and financial

Arm Limited

Notes to Consolidated Financial Statements

results. In the course of the Company’s evaluation, it considered examples provided in ASC 205-20 of what may constitute a strategic shift that will have a major effect on operations and financial results. The following metrics were analyzed among others: total revenues of Treasure Data and IoTP when compared to those of the Company, total assets, losses and profits before and after taxes, respectively. As a result of this analysis, the Company determined the distribution and sale of the businesses qualified for classification as discontinued operations. Because Treasure Data was distributed to the immediate shareholders of the Company and IoTP was sold to SoftBank Group Capital Limited, the results of operations were not recorded as discontinued operations until the period in which the businesses were actually disposed of other than by sale.

Treasure Data

In June 2021, the Company completed a pro rata distribution of its controlling stake in Treasure Data to SoftBank Group Capital Limited. The distribution was recorded as a reduction to retained earnings at the carrying amount of Treasure Data’s net assets of $44.2 million and did not result in the recognition of gain or losses.

Upon the distribution, the Company and Treasure Data entered into a transition services agreement pursuant to which the Company provided enabling functions support services to the owners of Treasure Data on an interim transitional basis for up to three months after disposition. The revenue and cash flows associated with this transition services agreement were not significant to the operations of the Company. The Company completed its transition services for Treasure Data during the fiscal year ended March 31, 2022. The Company provided no transition services in the fiscal year ended March 31, 2023.

IoTP

In November 2021, the Company sold 100% of its ownership in IoTP. The IoTP business was sold to the Company’s immediate shareholders for $12.0 million in cash consideration. Consideration with respect to the sale was unpaid as of March 31, 2023 and recorded as an other receivable in prepaid expenses and other current assets on the Consolidated Balance Sheets. Upon the sale, the carrying value of the net assets of IoTP equaled total consideration and no gain or loss was recognized. The Company provided no transition services to IoTP post-distribution in the fiscal years ended March 31, 2023 and 2022.

Summarized Financial Information

Operating results of Treasure Data and IoTP are reflected in discontinued operations in the consolidated financial statements for all periods presented through the dates of distribution and sale, respectively.

A summary of the major components of revenues and expenses from discontinued operations is as follows:

	Fiscal Year Ended March 31,
(in millions)	2022	2021
Revenue from external customers	$41	$118
Cost of sales	(20)	(42)
Research and development	(44)	(143)
Selling, general and administrative	(53)	(120)
Restructuring and related costs	—	(7)
Impairment of long-lived assets	(23)	—

Loss from discontinued operations before income taxes	(99)	(194)
Income tax (expense) benefit	(28)	38

Net loss from discontinued operations	$(127)	$(156)

Arm Limited

Notes to Consolidated Financial Statements

Prior to the sale of IoTP, in November 2021, an impairment loss of $23.5 million was recognized on long-lived intangible and property and equipment assets of IoTP. The impairment was primarily a result of lower than anticipated operating results and a deterioration in projected results. For purposes of determining the impairment, the Company relied on the income approach utilizing discounted cash flows to arrive at fair value.

A summary of significant non-cash items and capital expenditures from discontinued operations is as follows:

	Fiscal Year Ended March 31,
(in millions)	2022	2021
Amortization and depreciation expense	$8	$21
Other non-cash items	$3	$11

Other non-cash items include operating lease expense, stock-based compensation cost and purchase of property and equipment for the fiscal years presented.

5.	Goodwill

As of March 31, 2023, 2022, and 2021, the Company had a goodwill balance of $1,620 million, $1,636 million, and $1,651 million, respectively. The period-over-period change in goodwill for the fiscal years ended March 31, 2023 and 2022 was due to foreign currency translation adjustments. The Company did not record any goodwill impairment for the fiscal years ended March 31, 2023, 2022, and 2021.

6.	Intangible Assets, Net

Information related to intangible assets is as follows:

	Fiscal Year Ended March 31,
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Value		Weighted Average Remaining Life (in years)
(in millions)	2023	2022	2023	2022	2023	2022	2023	2022
Patents & licenses	$178	$178	$169	$157	$9	$21	1.5	2.1
Developed technology	155	165	151	156	4	9	1.1	2.1
Customer relationships	2	7	2	6	—	1	—	0.7
Computer software	293	244	168	100	125	144	2.7	2.6

Intangible assets subject to amortization	628	594	490	419	138	175
Intangible assets under development	—	30	—	—	—	30		—

Total intangible assets	$628	$624	$490	$419	$138	$205

Information regarding amortization expense for intangible assets is as follows:

	Fiscal Year Ended March 31,
(in millions)	2023	2022	2021
Cost of sales	$4	$5	$10
Research and development	53	50	46
Selling, general and administrative	36	39	45

Total amortization expense	$93	$94	$101

Arm Limited

Notes to Consolidated Financial Statements

The Company capitalized $35.1 million, $11.0 million and $40.6 million and amortized $22.5 million, $26.5 million and $22.2 million in development costs associated with internal use software in the fiscal years ended March 31, 2023, 2022 and 2021, respectively. Impairment of intangible assets for fiscal year ended March 31, 2022 was $5.0 million. There was no impairment of intangible assets recognized in other periods presented. Capitalized costs related to internal use software, net of accumulated amortization was $46.8 million and $34.5 million as of March 31, 2023 and 2022, respectively.

Estimated future amortization of intangible assets is as follows:

(in millions)	As of March 31, 2023
2024	71
2025	40
2026	15
2027	9
2028	3

Total future amortization expense	$138

7.	Property and Equipment, Net

Information regarding property and equipment, net is as follows:

	As of March 31,
(in millions)	2023	2022
Buildings	$75	$75
Leasehold improvements	162	182
Equipment	368	319
Fixtures, fittings and motor vehicles	53	53

Total property and equipment, gross	658	629
Less: Accumulated depreciation	(473)	(441)

Total property and equipment, net	$185	$188

Depreciation expense for the fiscal years ended March 31, 2023, 2022 and 2021 was $77.2 million, $82.5 million, and $78.8 million, respectively. Impairment of property and equipment for the fiscal years ended March 31, 2023, 2022, and 2021 was zero, $13.6 million and $2.5 million, respectively.

As of March 31, 2023 and 2022, the Company had ARO liabilities of $10.0 million and $11.5 million related to leasehold improvements, recorded in other current and other non-current liabilities on the Consolidated Balance Sheets. In the fiscal year ended March 31, 2023, ARO liabilities decreased by $1.5 million, which consisted of $1.0 million and $0.7 million related to settlement and revision of certain obligation estimates and foreign currency translation adjustments, respectively, partially offset by accretion $0.2 million. In the fiscal year ended March 31, 2022, ARO liabilities decreased by $1.7 million, which consisted of $1.0 million and $0.9 million related to settlement and revision of certain obligation estimates and foreign currency translation adjustments, respectively, partially offset by accretion $0.2 million.

As of March 31, 2023 and 2022, the Company had $5.4 million and $5.9 million, respectively of retirement assets recorded in property and equipment, net on the Consolidated Balance Sheets.

Arm Limited

Notes to Consolidated Financial Statements

8.	Other current liabilities

Other current liabilities are as follows:

	As of March 31,
(in millions)	2023	2022
Vendor accruals	$102	$98
Accounts payable	65	57
Payables to related parties	17	28
Restructuring liabilities	—	26
Other current liabilities	109	50

Total other current liabilities	$293	$259

9.	Leases

The Company’s lease obligations primarily consist of operating leases for property, IT and automobiles with lease terms expiring between calendar years 2023 and 2044. The Company’s lease agreements do not contain residual value guarantees, material variable payment provisions or material restrictive covenants.

The Company did not have material finance or short-term leases and did not incur any material variable lease expenses for all periods presented. For the fiscal years ended March 31, 2023, 2022 and 2021, operating lease expense was $34.3 million, $40.0 million, and $40.7 million, respectively. For the year ended March 31, 2023, the Company recognized a loss on early termination of certain operating leases of $4.4 million. No material gains or losses were recognized on lease terminations in other periods presented.

Supplemental disclosures of cash flow information related to operating leases are as follows:

	As of March 31,
(in millions)	2023	2022	2021
Cash flows used for operating leases	$(47)	$(42)	$(35)
Operating lease right-of-use assets obtained in exchange for lease obligations	$16	$3	$54

The Company’s weighted average remaining lease term and discount rate for operating leases are as follows:

	As of March 31,
	2023	2022	2021
Weighted average discount rate	2.58%	2.42%	2.43%
Weighted average remaining lease term (in years)	15.21	15.20	14.57

Arm Limited

Notes to Consolidated Financial Statements

Maturity of operating lease liabilities as of March 31, 2023 is as follows (in millions):

(in millions)	Total
2024	$31
2025	26
2026	23
2027	17
Thereafter	163

Total minimum lease payments	260
Less imputed interest	(41)

Total operating lease liabilities	219
Less: current portion of operating lease liabilities	26

Non-current portion of operating lease liabilities	$193

The Company had no material leases due to commence subsequent to March 31, 2023.

10.	Equity Investments

A summary of the components of equity investments is as follows:

	As of March 31,
(in millions)	2023	2022
Equity method investments under fair value option	$592	$631
Equity method investments under equity method	9	8
Non-marketable equity securities	122	97

Total equity investments	$723	$736

Income (loss) from equity investments, net is as follows:

	Fiscal Year Ended March 31,
(in millions)	2023	2022	2021
Equity method investments (1)	$(41)	$112	$482
Non-marketable equity securities (includes NAV)	(4)	29	(6)

Total income (loss) from equity investments, net	$(45)	$141	$476

(1)	Includes equity method investments where the Company elected the fair value option, including those under the NAV practical expedient, along with investments accounted for under the equity method.

Equity Method Investments

Details of the Company’s equity method investments as of March 31, 2023 are as follows:

Investments under equity method of accounting
Name	Ownership Interest %
Arm IOT Fund LP (Taiwan)	25.8%
Accelerator Advisory Limited	27.9%
HOPU-ARM Holding Company Limited(1)	10.0%
DeepTech Labs Fund 1 LP	42.9%

Arm Limited

Notes to Consolidated Financial Statements

(1)

The Company’s investment in HOPU-ARM Holding Company Limited entitles the Company to a 10% equity interest in HOPU-ARM Holding Company Limited and representation on the board of directors by virtue of the right to appoint one of three members of the board of directors. Accordingly, the Company has the ability to exercise significant influence over the operating and financial policies of HOPU-ARM Holding Company Limited.

Investments where fair value option elected (including those under the NAV practical expedient):

Acetone Limited	10.0%
Ampere Computing Holdings LLC (“Ampere”)	6.8%
China Walden Ventures Investments II, L.P. —NAV	7.5%
China Walden Ventures Investments III, L.P. —NAV	8.1%
HOPU-ARM Innovation Fund, L.P. —NAV	5.1%
Catapult Ventures I, L.P. —NAV	18.1%

Investee summarized financial data for the Company’s equity method investments is as follows:

Balance Sheet	2023	2022
(in millions)	Total Investments	Total Investments
Current assets	$1,410	$2,158
Non-current assets	2,365	1,882
Current liabilities	163	864
Non-current liabilities	602	901

Income Statement	2023	2022	2021
(in millions)	Total Investments	Total Investments	Total Investments
Revenue or income.	$141	$1,610	941
Gross profit	86	1,018	443
Fair value (losses) on equity method investments	(160)	—	—
Net income (loss)	(367)	521	75

Investments in a limited liability company that maintains a specific ownership or limited partnerships which the Company has more than virtually no influence (i.e., at least 3% to 5% ownership) over the investee are accounted for using the equity method.

The Company elected the fair value option to account for certain equity method investments. See the discussion below regarding Arm China, Acetone Limited, and Ampere, along with Note 13, Fair Value, for further information.

For the fiscal years ended March 31, 2023, 2022 and 2021, income (losses) from equity method investments not accounted under the fair value option or the NAV practical expedient was immaterial.

The Company holds equity method investments in funds accounted for under the fair value option that apply the NAV practical expedient. The estimated fair values of the Company’s equity securities at fair value that qualify for the NAV practical expedient were provided by the partnerships based on the indicated market values of the underlying assets or investment portfolios. As of March 31, 2023 and 2022, the carrying value of equity method investments under the fair value option measured at NAV was $109.4 million and $106.9 million, respectively.

Arm Limited

Notes to Consolidated Financial Statements

For the fiscal years ended March 31, 2023, 2022 and 2021, the Company recognized gains from changes in fair value of $1.7 million, $40.0 million and $8.3 million, respectively, for equity method investments accounted for under the NAV practical expedient. Changes in fair value are recorded through income from equity investments, net on the Consolidated Income Statements.

Arm China and Acetone Limited

Prior to restructuring its investment in March 2022, the Company held an equity method investment in Arm China. Factors resulting in significant influence included: (a) the Company held a 48.18% equity holding in Arm China with associated rights; (b) the Company was party to the IPLA and has service share transactions with Arm China, along with certain leases; and (c) the Company had the ability to nominate a representative to Arm China’s board of directors. The Company elected to apply the fair value option to this equity method investment.

Pursuant to the IPLA, a substantial portion of customer contracts previously held by the Company’s former PRC subsidiary were novated to Arm China; under such contracts the Company is entitled to a share of revenue earned by Arm China. Where contracts were not novated from the Company’s former PRC subsidiary to Arm China, the Company has an obligation to pay a reseller fee on the revenue derived from those entities within the PRC geography.

In March 2022, the Company transferred its interest in Arm China to Acetone Limited, a newly created company. Immediately thereafter, the Company transferred 67% of its interest in Acetone Limited, to SoftBank Group Capital Limited (“SBGC”), and 23% of its interest in SVF Holdco Limited (“SVF”) for a note receivable of $930.3 million (the “Note Receivable”). The Note Receivable was immediately distributed proportionally to SBGC and SVF (the Company’s only shareholders), both entities under common control of SoftBank Group, free of cost and accordingly, treated similar to a dividend or distribution to the immediate shareholders of the Company as a reduction to retained earnings.

The Company retained a 10% non-voting shareholding interest in Acetone Limited. The Company concluded it did not control Acetone Limited, as its 10% shareholding interest is a non-voting interest, and the Company did not have any rights to nominate a director to Acetone Limited’s board of directors. However, the Company did conclude that it has significant influence in Acetone Limited, as (a) Acetone Limited’s sole asset is its 48.18% equity holding in Arm China, (b) the Company is party to the IPLA with Arm China, (c) the Company has significant inter-entity transactions with Arm China, including leased assets; and (d) the Company’s Chief Executive Officer has been appointed to Arm China’s board of directors by SoftBank Group. The Company elected to apply the fair value option to this retained equity method investment.

As a result of these transactions, in March 2022, the Company removed the carrying value of its equity investment in Arm China of $1,084.1 million and recognized its investment in Acetone Limited at $108.4 million, with net distribution to immediate shareholders of the Company recognized as a reduction to retained earnings of $975.7 million. As of March 31, 2023 and 2022, the carrying value of the Company’s equity method investment in Acetone Limited was $92.4 million and $108.4 million, respectively

For the fiscal years ended March 31, 2022, and 2021, the Company recognized fair value gains of $72.3 million, and $132.5 million, respectively in connection with equity method investment in Arm China, and immaterial amounts associated with its retained interest in Acetone Limited. For the fiscal year ended March 31, 2023, the Company recognized fair value losses of $16.0 million in connection with equity method investment in Acetone Limited.

Ampere

As of March 31, 2023 and 2022, the carrying value of the Company’s equity method investment in Ampere was $389.8 million and $416.2 million, respectively. The Company elected to apply the fair value option to this

Arm Limited

Notes to Consolidated Financial Statements

equity method investment. For the fiscal years ended March 31, 2023, and 2021, the Company recognized a fair value (loss) and a gain of $(26.3) million and $341.2 million, respectively. Fair value gains and losses for this investment were immaterial for the fiscal year ended March 31, 2022.

In December 2021, the Company acquired a $29.0 million convertible promissory note in Ampere, which is included in other non-current assets on the Consolidated Balance Sheets. As of March 31, 2023, the outstanding balance of the convertible promissory note was $30.9 million. The Company’s maximum exposure to loss are the amounts invested in, and advanced to, Ampere as of March 31, 2023.

Non-marketable Equity Securities

Non-marketable securities are those for which the Company does not have significant influence or control. These represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises which are generating value for shareholders through research and development activities. The Company holds equity interests in certain funds which are accounted for under the NAV practical expedient. As of March 31, 2023 and 2022, the carrying value of assets measured at NAV was $18.0 million and $28.5 million, respectively. For the fiscal years ended March 31, 2023, the Company recognized a loss from changes in fair value of $10.5 million for non-marketable securities accounted for under the NAV practical expedient. Accordingly, the Company recognized gains from changes in fair value of $7.9 million, and $10.1 million for fiscal years ended March 31, 2022 and 2021, respectively.

Historically, the Company had an unrecognized trade receivable with a customer given the collectability of substantially all of the consideration was not probable. In March 2023, the Company invested in non-marketable preferred stock from the customer in exchange for the conversion of the trade receivables for $12.7 million. The Company also acquired additional non-marketable preferred stock in exchange for a cash payment of $10.7 million. Currently, the Company does not recognize any revenue and receivables due to not meeting the collectability criterion under ASC 606, Revenue from Contracts with Customers. The Company does not have significant influence or control over the customer and elected to apply the measurement alternative for this investment.

The Company elected to apply the measurement alternative to all other non-marketable equity securities. Under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in orderly transactions.

The components of gains (losses) which primarily include unrealized gains and losses on non-marketable securities inclusive of those measured under the NAV practical expedient are as follows:

	Fiscal Year Ended March 31,
(in millions)	2023	2022	2021
Observable price adjustments on non-marketable equity securities (includes NAV)	$4	$31	$15
Impairment of non-marketable equity securities	(8)	(3)	(21)
Sale of non-marketable equity securities	—	1	—

Total gains (losses) on non-marketable securities	$(4)	$29	$(6)

All investments held by the Company are considered long-term to enable ecosystem growth and are non-current assets. For the fiscal years ended March 31, 2023, 2022, and 2021, the Company received $1.0 million, $2.4 million and $3.2 million, respectively, in dividends from equity investments measured using the NAV practical expedient. The total amount of financial commitments to existing investees of the Company not provided for in the consolidated financial statements was $22.1 million, $25.0 million and $ 23.6 million as of March 31, 2023, 2022 and 2021, respectively.

Arm Limited

Notes to Consolidated Financial Statements

11.	Financial Instruments

Loans and Other Receivables

Loans and other receivables carried at amortized cost is as follows:

	As of March 31,
(in millions)	2023	2022
Loans and other receivables carried at amortized cost
Loans receivable	$25	$29
Other receivables	18	17
Allowance for current expected credit losses	(22)	(23)

Loans and other receivables carried at amortized cost, net	$21	$23

The allowance for current expected credit losses reflects the Company’s best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions.

Loans receivable

The Company issued a four-year loan of $25.0 million to Arduino SA (“Arduino”) in July 2017. In March 2020, the Company amended the terms of the loan receivable by reducing the annual interest rate from 6% to 3% and in conjunction with the amendment, the Company received Series A preferred stock of Arduino to partially settle the loan receivable. In April 2022, the Company received Series B preferred stock in Arduino of $5.1 million to partially settle the loan receivable. The Company accounts for this investment using the measurement alternative because such security is not publicly traded and does not have a readily determinable fair value. For the fiscal year ended March 31, 2021, the Company recognized an impairment loss of $11.0 million related to such investment. For the fiscal years ended March 31, 2023 and 2022, the Company did not record any impairment related to such investment.

In July 2021, the Company further amended the terms of the loan receivable by extending the maturity date from July 2021 to April 2027. These amendments were accounted for as a troubled debt restructuring. Under the troubled debt restructuring, unamortized fees and costs are carried forward and continue to be included in the amortized cost basis of the loan receivable. Other direct third-party costs incurred were expensed as incurred and were included in other non-operating income (loss), net on the Consolidated Income Statements. The Company did not receive any fees in connection with these troubled debt restructurings. There were no payment defaults as the accrued interest and the principal amount of the loan receivable was only required to be repaid at maturity.

For the fiscal year ended March 31, 2021, the loan receivable of $23.0 million from Arduino was impaired in full as the balance was not expected to be recovered, resulting in the recognition of an expected credit loss of $23.0 million. The expected credit loss was recorded in other non-operating income (loss), net on the Consolidated Income Statements. For the fiscal year ended March 31, 2023, the Company reduced the allowance for expected credit losses given the change in collectability with a corresponding reversal expense for the portion of the loan receivable that was repaid in exchange for Series B preferred stock in Arduino.

In addition to the aforementioned Arduino loan receivable, the remaining balance for the fiscal year ended March 31, 2023 and 2022 comprised a four-year loan of $3.0 million issued to Cerfe Labs, Inc., included in other loans receivable. The loan is at an interest rate comparable to market interest rates, with repayment due upon maturity. In

Arm Limited

Notes to Consolidated Financial Statements

year ended March 31, 2023, the Company fully impaired the loan and the expected credit loss was recorded in other non-operating income (loss), net on the Consolidated Income Statements.

See Note 21, Related Party Transactions, for further information on loans to related parties.

Other receivables

In November 2021, the Company sold 100% of its ownership in IoTP to SoftBank Group Capital Limited for $12.0 million in cash consideration. Balances included in other receivables comprised mainly of the

$12.0 million receivable from SoftBank Group Capital Limited recorded in prepaid and other current assets on the Consolidated Balance Sheets as of March 31, 2023. See Note 4, Discontinued Operations, for further information about the sale of IoTP to SoftBank Group Capital Limited.

Convertible Loans Receivable

In June 2020, the Company acquired a $2.9 million principal balance convertible loan in PragmatIC Semiconductor Limited (“PragmatIC”). The entire convertible loan was converted to equity of PragmatIC Semiconductor Limited in October 2021. As of March 31, 2023 and 2022, the carrying value of the Company’s non-marketable equity security in PragmatIC was $39.0 million, respectively. The Company accounts for the investment using the measurement alternative because the securities are not publicly traded and do not have a readily determinable fair value.

In December 2021, the Company acquired a $29.0 million principal balance convertible loan in Ampere. The Company elected the fair value option to measure this convertible loan receivable for which changes in fair value are recorded in other non-operating income (loss), net on the Consolidated Income Statements. For the fiscal year ended March 31, 2023, the Company recognized a gain of $2.0 million for this loan receivable. No material gains or losses were recognized for the fiscal year ended March 31, 2022.

12.	Derivatives

As of March 31, 2023, the notional value of outstanding foreign currency forward contracts was £340.0 million and the fair value was $9.3 million. As of March 31, 2022, the notional value of outstanding foreign currency forward contracts was £320.0 million and the fair value was $(9.4) million.

The following table presents the notional amounts of the Company’s outstanding derivative instruments:

	As of March 31,
(in millions)	2023	2022
Designated as cash flow hedges
Foreign currency forward contracts	$411	$—
Non-designated hedges
Foreign currency forward contracts	$—	$430

The following table presents the fair value of the Company’s outstanding derivative instruments:

	Derivative Assets As of March 31,		Derivative Liabilities As of March 31,
(in millions)	2023	2022	2023	2022
Designated as cash flow hedges
Foreign currency forward contracts	$10	$—	$1	$—
Non-designated hedges
Foreign currency forward contracts	$—	$—	$—	$9

Arm Limited

Notes to Consolidated Financial Statements

Cash Flow Hedge Gains (Losses)

The following table presents net gains (losses) on foreign currency forward contracts designated as cash flow hedges:

	Fiscal Year Ended March 31,
(in millions)	2023	2022	2021
Consolidated Statements of Comprehensive Income:
Gains reclassified in Accumulated other comprehensive income on cash flow hedge derivatives	$5	$—	$—
Loss reclassified from Accumulated other comprehensive income into income	5	—	—
Tax expense on cash flow hedges	(2)	—	—

Net change in fair value of the effective portion of designated cash flow hedges, net of tax(1)	$8	$—	$—

Consolidated Income Statements, before tax:
Research and development	$(3)	$—	$—
Selling, general and administrative expenses	$(2)	$—	$—

(1)	All amounts reported in Accumulated other comprehensive income at the reporting date are expected to be reclassified into earnings within the next 12 months.

Non-designated Hedging Instrument Gains (Losses)

The following table presents net gains (losses) on derivatives not designated as hedging instruments recorded in non-operating income (loss), net on the Consolidated Income Statements:

	Fiscal Year ended March 31,
(in millions)	2023	2022	2021
Foreign currency forward contracts	$(30)	$(17)	$21

The Company classifies foreign currency forward contracts as Level 2 fair value measurements pursuant to the fair value hierarchy. See Note 13, Fair Value for further details.

13.	Fair Value

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its fair value financial instruments into the three levels prescribed under GAAP. An explanation of each level follows the tables and qualitative disclosures below. There were no transfers between fair measurement levels for any periods presented.

The following table presents the Company’s fair value hierarchy for the liability measured and recognized at fair value as of March 31, 2023 and 2022 on a recurring basis:

	As of March 31,
	2023				2022
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial liabilities
Foreign currency forward contracts	$—	$1	$—	$1	$—	$9	$—	$9

Total financial liabilities	$—	$1	$—	$1	$—	$9	$—	$9

Arm Limited

Notes to Consolidated Financial Statements

The following tables present the Company’s fair value hierarchy for assets measured and recognized at fair value, excluding investments where the NAV practical expedient has been elected as of March 31, 2023 and 2022 on a recurring basis:

	As of March 31,
	2023						2022
(in millions)	Level 1	Level 2		Level 3		Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments(1)	$661	$		$		$661	$631	$—	$—	$631
Equity method investments(2)					482	482	—	—	524	524
Convertible loans receivable					31	31	—	—	29	29
Foreign currency forward contracts			10			10	—	—	—	—

Total financial assets	$661		$10		$513	$1,184	$631	$—	$553	$1,184

(1)	Short-term investments represent term deposits with banks with a maturity between three and 12 months
(2)	In accordance with Subtopic 820-10, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

The following tables summarizes changes in the fair value, along with other activity associated with the Company’s Level 3 financial assets and liabilities:

Equity Method Investments

	As of March 31,
(in millions)	2023	2022
Fair value of financial assets at the beginning of the year	$524	$1,428
Additions, net of contributions from shareholders of the Company	—	—
Fair value gains (losses) recognized in the income statement	(42)	72
Distributions to shareholders of the Company	—	(976)

Fair value at the end of the year	$482	$524

Convertible Loans Receivable

	As of March 31,
(in millions)	2023	2022
Fair value of financial assets at the beginning of the year	$29	$3
Additions	—	29
Converted into equity	—	(3)
Fair value gains recognized in the income statement	2	—

Fair value at the end of the year	$31	$29

See below for a description of the valuation techniques and inputs used in the fair value measurement of Level 3 investments including equity method investments, convertible loans receivable, and currency exchange contracts.

Arm Limited

Notes to Consolidated Financial Statements

Equity Method Investments

The Company elected the fair value option in accordance with the guidance in ASC 825, Financial Instruments (“ASC 825”) for its investments in Arm China, Acetone Limited, and Ampere. The Company initially computed the fair value for its investments consistent with the methodology and assumptions that market participants would use in their estimates of fair value with the assistance of a third-party valuation specialist or based on inputs from the investee. The fair value computation is updated on a quarterly basis. The investments are classified within Level 3 in the fair value hierarchy because the Company estimates the fair value of the investments using (i) the market-calibration approach based on the guideline public company method and/or (ii) subject to availability of sufficient information, the income approach based on the discounted cash flow method and iii) the probability-weighted, expected return (“PWER”) approach.

The market-calibration approach considers valuation multiples that are calibrated to the valuation as of the prior valuation date (i.e., quarterly) based on: (a) changes in the broader market or industry; (b) changes in the guideline public companies; and (c) changes in the company’s operating and financial performance. The fair value computation under this approach includes a key assumption for the range of valuation multiples (i.e., enterprise value or revenue), which requires significant professional judgment by the valuation specialist and is based on observable inputs (e.g., market data) and unobservable inputs (e.g., market participant assumptions).

Prior to March 31, 2022, the income approach was used to measure the fair value of Ampere. For the fiscal year ended March 31, 2023, the PWERM approach was used for the fair value measurement. The PWER approach is based on discrete future exit scenarios to determine the value of various equity securities. Under the PWER approach, the share value today is based on the probability-weighted, present value of expected future distributions, taking into account the rights and preferences of each debt and equity class. The Company considers an initial public offering scenario, a sale scenario, and a scenario assuming continued operation as a private entity for future exit scenarios. The fair value computation under this approach includes key assumptions for time to liquidity outcomes, discounted rate, and present value factors.

The following table provides quantitative information related to certain key assumptions utilized in the valuation of equity method investments accounted for under the fair value option:

As of March 31, 2023
(in millions)	Fair value	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$482	Acetone – Market-Calibration or discounted cash flow	LTM Revenue Multiple	2.1x – 2.3x
		Ampere- PWER	Probability of success IPO, time to future exit scenario, discount rate	Probability weighted – 100%, Time to future exit scenario – 1.3 years, discount rate – 18.61%

As of March 31, 2022
(in millions)	Fair value	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$524	Market-Calibration or discounted cash flow	LTM Revenue Multiple or projected cash flows	2.6x – 3.1x or probability weighted cash flows

Arm Limited

Notes to Consolidated Financial Statements

Convertible Loans Receivable—Ampere

In December 2021, the Company acquired a $29.0 million convertible promissory note in Ampere, which is included in other non-current assets on the Consolidated Balance Sheets. As of March 31, 2023, the Company’s maximum exposure to loss are the amounts invested in, and advanced to, Ampere. As of March 31, 2023 and 2022, the Company has not converted any of its convertible promissory note into equity.

The fair value of the Ampere convertible loan is based upon significant unobservable inputs, including the use of a probability weighted discounted cash flows model, requiring the Company to develop its own assumptions. Therefore, the Company has categorized this asset as a Level 3 financial asset.

Some of the more significant unobservable inputs used in the fair value measurement of the convertible loan include applicable discount rates, the likelihood and projected timing of repayment or conversion, and projected cash flows in support of the estimated enterprise value of Ampere. Changes in these assumptions, while holding other inputs constant, could result in a significant change in the fair value of the convertible loan.

If the amortized cost of the convertible loan exceeds its estimated fair value, the security is deemed to be impaired, and must be evaluated for the recognition of credit losses. Impairment resulting from credit losses is recognized within earnings, while impairment resulting from other factors is recognized in other comprehensive income (loss). As of March 31, 2023 and 2022, the Company has not recognized any credit losses related to this convertible loan.

The fair value calculated using significant unobservable inputs did not differ materially from the amortized cost basis for the fiscal year ended March 31, 2023 and 2022.

Currency Exchange Contracts

For currency exchange contracts, these contracts are valued at the present value of future cash flows based on forward exchange rates at the balance sheet date.

14.	Shareholder’s Equity

Cash Dividends

In February 2021, a cash dividend of $750.0 million ($0.73 per ordinary share) was declared and paid to ordinary shareholders. No other dividends were declared or paid in the reporting periods presented in the consolidated financial statements.

Other Shareholder Distributions

In June 2021, the Company distributed its ownership in Treasure Data to the immediate shareholders of the Company at a value of $44.2 million. See Note 4, Discontinued Operations for further information.

In March 2022, the Company distributed its ownership in Arm China to the immediate shareholders of the Company, which represented a non-cash distribution of $975.7 million. See Note 10, Equity Investments for further information.

15.	Restructuring and Other

In March 2022, the Company announced a restructuring plan to align its workforce with strategic business activities and to improve efficiencies in its operations. As a result of the restructuring plan, the Company

Arm Limited

Notes to Consolidated Financial Statements

recognized a liability of $25.8 million as of March 31, 2022. The liability of $25.8 million is included in other current liabilities on the Consolidated Balance Sheets, of which $17.4 million related to estimated one-time employee termination benefit costs and $8.4 million related to costs associated with existing benefit arrangements. For the fiscal years ended March 31, 2023 and 2022, the Company recognized restructuring expenses of $1.5 million and $25.8 million in restructuring and related costs on the Consolidated Income Statements in connection with these activities. Restructuring activities were completed and the outstanding restructuring liability settled in the fiscal year ended March 31, 2023.

16.	Share-based Compensation

The Company had the following share-based payment arrangements during the periods presented:

Restricted Share Units—The Arm Limited All Employee Plan 2019 (“2019 AEP”)

In December 2019, an RSU plan was established for all employees of the Company. Vesting of these RSUs under the 2019 AEP requires the continuous service of the employees through the vesting date, is subject to the achievement of a market condition target, and vesting occurs on the earliest of the following: (1) the occurrence of one of various events comprising a change in control of the Company, (2) an initial public offering, or (3) the passage of time with the date being March 9, 2026. The market condition target is tied to the valuation of the Company upon vesting. The plan allows for either share or cash settlement of the RSUs at the discretion of the Company’s remuneration committee. Upon the occurrence of a change in control or an initial public offering, and at the discretion of the Company’s remuneration committee, each RSU converts into one ordinary share on the vesting date. Conversely, upon the passage of time, each RSU is settled in cash at the vesting date.

For all periods presented, a change in control or an initial public offering is generally not considered probable until it has occurred. Accordingly, the RSUs will only be settled in cash upon the passage of time and are accounted as liability-classified awards. The Company also maintains a subplan for employees of its subsidiary, Arm Technology Israel Ltd. (“Arm Israel”), in which RSUs will be settled in cash at the vesting date upon the occurrence of a change in control, initial public offering or the passage of time with a long-stop date of March 9, 2026.

Vesting requires continuous service until the passage of time and employees may elect not to participate in the plan. RSUs are settled in cash at the vesting date and neither carry rights to dividends nor voting rights. Awards are forfeited if an employee leaves the Company before the RSUs vest. For all periods presented, the aggregate nominal amount of shares over which the Company’s remuneration committee may grant awards under the 2019 AEP will be limited so that it does not exceed at any time an amount equal to 2.2 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital. As of March 31, 2023, 2022 and 2021, 11,601,185, 13,507,360 and 14,817,424 RSUs were outstanding, respectively.

For the fiscal years ended March 31, 2023, 2022, and 2021, $56.0 million, 30.8 million and $37.5 million of share-based compensation cost respectively, and $11.6 million, $5.4 million and $3.2 million of tax benefit, respectively, was recognized. As of March 31, 2023 and 2022, $114.2 million and $74.0 million was recognized as a liability for the liability-classified RSUs under the 2019 AEP in the non-current portion of accrued compensation and share-based compensation on the Consolidated Balance Sheets, respectively. As of March 31, 2023, there was $156.5 million of total unrecognized compensation cost related to awards issued under the 2019 AEP expected to be recognized over a weighted-average period of 2.94 years.

During the period starting from May 2022 through June 2022, the Company’s remuneration committee modified the terms of the 2019 AEP to accelerate the vesting for approximately 435 employees affected by restructuring

Arm Limited

Notes to Consolidated Financial Statements

activities initiated in the year ended March 31, 2022. The affected participants of the plan were provided the option to i) settle all unvested RSUs for a cash payment equivalent to the product of (a) a fixed amount as determined by the Company’s remuneration committee (b) 50% of the number of RSUs held by the participant, or ii) retain the RSUs until they become vested pursuant to the original vesting terms. The Company accounted for this acceleration as a modification of vesting in connection with a settlement which resulted in the recognition of incremental share-based compensation cost. For the year ended March 31, 2023, the Company recognized incremental share-based compensation cost of $11.8 million related to the cash receipt option and $2.2 million related to the RSUs retention option.

The table below identifies the RSU activity under the 2019 AEP for all periods presented:

(in millions, except per RSU amounts)	Number of RSUs	Weighted Average Fair Value Per RSU	Total Fair Value
Outstanding as of March 31, 2020	14,187,295	$15.48	$220
Granted	1,473,851
Vested	—
Cancelled and forfeited	843,722

Outstanding as of March 31, 2021	14,817,424	$19.02	$282
Granted	567,315
Vested	—
Cancelled and forfeited	1,877,379

Outstanding as of March 31, 2022	13,507,360	$20.02	$270
Granted	198,081
Vested	426,685
Cancelled and forfeited	1,677,572

Outstanding as of March 31, 2023	11,601,185

Expected to vest as of March 31, 2023	11,601,185	$23.33	$271

For the fiscal year ended March 31, 2023, liability-classified share-based awards paid totaled $15.9 million related to the RSUs that had vesting conditions accelerated pursuant to restructuring activities, of which $11.8 million of share-based compensation cost was recognized in the current year. The Company did not have any payments arising from normal course vesting events for liability-classified share-based awards for the years ended March 31, 2023, 2022 and 2021. The fair value of RSUs vested for the fiscal year ended March 31, 2023 was $16.2 million. As of March 31, 2022, none of the RSUs under the 2019 AEP had vested.

For the fiscal year ended March 31, 2021, fair value of the RSUs was estimated using a discounted cash flow approach based on the expected value for the Company as a result of a business combination, which was considered likely as of March 31, 2021. The expected payment was discounted using a risk-free rate of return based on the spot yield on U.S. Treasury Bonds with a tenor equal to six months.

The following table presents the assumptions used for the RSUs under the 2019 AEP for the fiscal year ended

March 31, 2021:

Risk free interest rate	0.05%
Time to liquidity event (in years)	0.5
Discount Factor	0.9998

Arm Limited

Notes to Consolidated Financial Statements

For the fiscal year ended March 31, 2023 and 2022, the weighted average fair value of the RSUs was measured using the Monte Carlo simulation model. The Monte Carlo methodology incorporates into the valuation all possible outcomes that could result in the vesting of the awards. Where relevant, the expected term used in the model has been adjusted based on the Company’s best estimate for the effects of non-transferability and exercise restrictions (including the probability of meeting market conditions attached to the RSUs).

The following table presents the assumptions used for the RSUs under the 2019 AEP for the relevant periods:

	Fiscal Year Ended March 31,
2019 AEP RSUs	2023	2022
Average share price	$41.51	$39.27
Expected volatility until liquidity event	40%	35%
Time to liquidity event (in years)	0.5	1.0
Dividend yield	0.00%	0.00%
Risk free interest rate	4.94%	1.60%

Restricted Share Units—Executive IPO Plan (“2019 EIP”)

In April 2020, a RSU plan was put in place for certain of our executive officers. The vesting of these RSUs under the 2019 EIP requires the continuous service of the employees through the vesting date, was originally subjected to the achievement of a market-condition target, and vesting occurs on the earliest of the following: (1) the occurrence of one of various events comprising a change in control of the Company, (2) an initial public offering, or (3) the passage of time with the date being March 9, 2026. At inception of the plan, the market condition target was tied to the valuation of the Company upon vesting. In September 2022, the Company modified the 2019 EIP to remove the market conditions.

The 2019 EIP allows for either share or cash settlement of the RSUs at the discretion of the Company’s remuneration committee. Upon the occurrence of a change in control or an initial public offering, and at the discretion of the Company’s remuneration committee, each RSU converts into one ordinary share on the vesting date. Conversely, upon the passage of time, each RSU is settled in cash at the vesting date. For all periods presented, a change in control or an initial public offering is generally not considered probable until it has occurred. Accordingly, the RSUs would only be settled in cash upon the passage of time and were accounted as liability-classified awards. Employees require continuous service until the passage of time and may elect not to participate in the 2019 EIP. RSUs are settled in cash at the vesting date and neither carry rights to dividends nor voting rights. Awards are forfeited if an employee leaves the Company before the RSUs vest. For all periods presented, the aggregate nominal amount of shares over which the Company’s remuneration committee may grant awards under the 2019 EIP will be limited so that it does not exceed at any time an amount equal to 0.3 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital. As of March 31, 2023, 2022 and 2021, 192,999, 903,925 and 2,214,568 RSUs were outstanding, respectively.

In September 2022, the Company modified the 2019 EIP to remove the market conditions which were tied to the valuation of the Company upon the vesting of the RSUs. All other terms under the 2019 EIP remained unchanged as a result of this modification and the RSUs remained as liability-classified awards. The incremental share-based compensation cost was measured as the excess of the fair value of the modified RSUs over the fair value of the original RSUs immediately before their terms were modified at modification. As of the modification date, incremental share-based compensation cost recognized was $4.5 million.

In December 2022, the Company’s remuneration committee approved the cancellation of 355,463 outstanding RSUs issued to an executive participant under the 2019 EIP in exchange for a fixed monetary $20.0 million

Arm Limited

Notes to Consolidated Financial Statements

special RSU award (“Special RSU Award”) issued under the 2022 Arm Limited RSU Award Plan. The incremental compensation cost of both the 2019 EIP and the Special RSU Award combined was measured by comparing the fair value of the award immediately before and after the modification. The Company accounted for this acceleration for the modification as a cumulative adjustment to the liability. As of the modification date, the net incremental compensation cost for the modified award was $4.1 million.

For the fiscal year ended March 31, 2023, 2022 and 2021, $0.1 million, $(0.5) million and $4.1 million, of share-based compensation cost (credit) was recognized in connection with awards issued under the 2019 EIP. The share-based compensation cost decrease and credit for the fiscal years ended March 31, 2023 and 2022 were attributable to the replacement awards issued in December 2022 and executive departures, respectively. There were no tax impacts related to the 2019 EIP RSUs for the fiscal years ended March 31, 2022. For the fiscal year ended March 31, 2023 and 2021, the tax expense and benefit recorded was $0.4 million and $0.7 million, respectively. As of March 31, 2023 and 2022, $3.6 million and $3.5 million, was recognized in the non-current portion of accrued compensation and share-based compensation on the Consolidated Balance Sheets, respectively. As of March 31, 2023, there was $3.6 million of total unrecognized compensation cost related to liability-classified RSUs under the 2019 EIP expected to be recognized over a weighted-average period of 2.94 years.

The table below identifies the RSU activity under the 2019 EIP for the relevant periods presented:

(in millions, except per RSU amounts)	Number of RSUs	Weighted Average Fair Value Per RSU	Total Fair Value
Outstanding as of March 31, 2020	—	$—	$—
Granted	2,592,286
Vested	—
Cancelled and forfeited	377,718

Outstanding as of March 31, 2021	2,214,568	$11.17	$25
Granted	—
Vested	—
Cancelled and forfeited	1,310,643

Outstanding as of March 31, 2022	903,925	$11.77	$11
Granted	—
Vested	—
Cancelled and forfeited	710,926

Outstanding as of March 31, 2023	192,999

Expected to vest as of March 31, 2023	192,999	$37.43	$7

The Company did not have any payments for the liability-classified share-based awards for all periods presented. As of March 31, 2023, 2022 and 2021, none of the RSUs under the 2019 EIP have vested.

For the fiscal year ended March 31, 2021, fair value of the RSUs was estimated using a discounted cash flow approach based on the expected value for the Company as a result of a business combination, which was considered likely as of March 31, 2021. The expected payment was discounted using a risk-free rate of return based on the spot yield on U.S. Treasury Bonds with tenor equal to six months.

Arm Limited

Notes to Consolidated Financial Statements

The following table presents the assumptions used for the RSUs under the 2019 EIP for the fiscal year ended

March 31, 2021:

Risk free interest rate	0.05%
Time to transaction (in years)	0.5
Discount Factor	0.9998

For the fiscal year ended March 31, 2022, the weighted average fair value of the RSUs was measured using the Monte Carlo simulation model. The Monte Carlo methodology incorporates into the valuation all possible outcomes that could result in the vesting of the awards. Where relevant, the expected term used in the model has been adjusted based on Company’s best estimate for the effects of non-transferability and exercise restrictions (including the probability of meeting market conditions attached to the RSUs).

The following table presents the assumptions used for the RSUs under the 2019 EIP for the fiscal year ended March 31, 2022:

Weighted average share price	$39.27
Expected volatility until liquidity event	35%
Time to liquidity event	1
Dividend yield	0.00%
Risk free interest rate	1.60%

The inputs used for both the discounted cash flow approach and the Monte Carlo simulation model are the same as those used for the 2019 AEP for years ended March 31, 2021 and 2022, respectively. The fair value of the RSUs is adjusted for the different market conditions for each share-based plan for years ended March 31, 2021 and 2022.

For the fiscal year ended March 31, 2023, the Company used the income approach and market-calibration approach based on comparable publicly traded companies in similar lines of businesses. Cash flow assumptions used in income approach considers historical and forecasted revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and other relevant factors.

The following table presents the assumptions used for the RSUs under the 2019 EIP for the fiscal year ended March 31, 2023:

2019 EIP RSUs

Average share price	$41.51
Transaction costs	2.50%
Time to liquidity event (in years)	0.5
Discount for lack of marketability	7.50%

Phantom Share Scheme (Cash-Settled)

In April 2017, a cash-settled share-based payment plan was put in place for certain of our executive officers. Under this plan, the employees are granted a cash award annually on April 1, which vests over a three-year service period subject to continuous service and satisfaction of certain Company performance conditions. The cash amount which the employee is entitled to receive if employed at the end of the three-year period is directly

Arm Limited

Notes to Consolidated Financial Statements

linked to the share price of the Company’s ultimate parent, SoftBank Group. The number of Phantom Shares that vest is also linked to certain Company strategic performance conditions. The strategic performance conditions are non-market based vesting conditions and, as a result, the conditions do not affect the fair value of Phantom Shares at each reporting date.

The strategic performance conditions are operational in nature and measure performance in areas such as product development, customer design wins and market share across different technologies and markets. The conditions are linked directly to the Company’s strategic objectives, rather than any financial or other measures.

As of March 31, 2023, there were no Phantom Shares outstanding. As of March 31, 2022 and 2021, 64,862 and 224,268 Phantom Shares were outstanding, respectively. The Company recognized a (credit) for share-based compensation cost of $(0.5) million and $(3.1) million in connection with the Phantom Shares for the fiscal years ended March 31, 2023, and 2022, respectively. The share-based compensation credit for the fiscal year ended March 31, 2023 and 2022 was attributable to executive departures. For the fiscal year ended March 31, 2021, the Company recognized share-based compensation cost of $11.1 million. The tax expense recorded for the Phantom Shares was $0.5 million and tax benefit was $2.3 million for the fiscal years ended March 31, 2022 and 2021, respectively. There was no tax expense or benefit recorded for the year ended March 31, 2023.

As of March 31, 2023, the total outstanding liability of $1.1 million was recognized in accrued compensation and benefits on the Consolidated Balance Sheets. As of March 31, 2022, the Company recognized a liability of $3.0 million in accrued compensation and benefits and non-current portion of accrued compensation and share-based compensation on the Consolidated Balance Sheets, respectively. As of March 31, 2023, there was no unrecognized compensation cost as all of the outstanding Phantom Shares have vested.

The table below identifies the Phantom Shares activity for all periods presented:

(in millions, except per share amounts)	Number of Shares	Weighted Average Fair Value Per Share	Total Fair Value
Outstanding as of March 31, 2020	211,075	$19.59	$4
Granted	134,076
Vested	84,618
Cancelled and forfeited	36,265

Outstanding as of March 31, 2021	224,268	$58.41	$13
Granted	17,844
Vested	32,198
Cancelled and forfeited	145,052

Outstanding as of March 31, 2022	64,862	$39.83	$3
Granted	—
Vested	27,503
Cancelled and forfeited	37,359

Outstanding as of March 31, 2023	—	$—	$—

Expected to vest as of March 31, 2023	—	$—	$—

The Phantom Shares are required to be settled in cash and therefore are recorded on the Consolidated Balance Sheets as a liability until settled. For the fiscal years ended March 31, 2023, 2022 and 2021, liability-classified share-based awards paid totaled $1.5 million, $7.1 million and $2.6 million, respectively. For the fiscal years ended March 31, 2023, 2022 and 2021, the total number of Phantom Shares vested were 27,503, 32,198 and

Arm Limited

Notes to Consolidated Financial Statements

84,618, respectively. The fair value of the Phantom Shares vested were $1.1 million, $1.5 million and $7.1 million for fiscal years ended March 31, 2023, 2022 and 2021, respectively. As of March 31, 2023, the total amount vested but unpaid was $1.1 million. The fair value of Phantom Shares measured at each reporting date was $38.84, $39.83 and $58.41 for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

Restricted Share Units—2022 Arm Limited RSU Award Plan ( “2022 RSU Plan”)

In June 2022, the 2022 RSU Plan was established to grant RSUs to all employees of the Company (“All Employee Awards”). Employees may elect not to participate in the plan. The RSUs vest in tranches, require continuous service through the vesting date and are subject to graded vesting over time. The 2022 RSU Plan provides vesting schedules applicable prior to and after an initial public offering. For all periods, an initial public offering is generally not considered probable until it has occurred. Accordingly, the RSUs are currently probable of vesting based on the vesting schedule applicable prior to an initial public offering over a three-year period and will vest by tranche through March 2025.

The 2022 RSU Plan allows for either cash or share settlement of the RSUs by tranche at the discretion of the Company’s remuneration committee. At the time of issuance, the Company intended to settle the RSUs in shares at the vesting date and such RSUs are accounted for as equity-classified awards. The Company recognizes share based compensation cost using the straight-line method over the service period of the award except for performance grants with specific performance criteria, net of estimated forfeitures. These RSUs neither carry rights to dividends nor voting rights until the shares are issued or transferred to the recipient. Awards are forfeited if an employee leaves the Company before the RSUs vest. For all periods presented, the aggregate nominal amount of shares over which the Company’s remuneration committee may grant awards under the 2022 RSU Plan will be limited so that it does not exceed at any time an amount equal to 4.0 percent of the aggregate nominal amount of the Company’s fully diluted equity share capital.

The Company granted additional awards under the 2022 RSU Plan to new hires, starting in September 2022 (“New Starter Awards”). The New Starter Awards share substantially the same terms as the existing RSUs for All Employee Awards with changes limited to the vesting schedules. The New Starter Awards require continuous service through each vesting date.

The Company also granted additional RSUs to all employees and new hires of its subsidiary, Arm Israel, starting in February 2023 (the “Israel Awards”). The Israel Awards share substantially have the same terms as the existing RSUs for All Employee Awards and New Starter Awards with changes limited to the vesting schedules. The Israel Awards require continuous service through the vesting date.

In November 2022, the Company determined that it would settle the first tranche of the RSUs outstanding that vest in March and May 2023 by paying cash instead of issuing equity. Other than the change in intent regarding form of settlement, no other terms or conditions regarding the RSUs were changed. The Company accounted for this change as a modification in accordance with ASC 718, Compensation—Stock Compensation, and reclassified the affected portion of the award from equity to liability and will remeasure the award at fair value at each reporting period through the date of settlement with consideration that total compensation cost cannot be less than the grant-date fair-value-based measure of the original award. As a result of the modification, the Company recognized $2.1 million of incremental share-based compensation cost at the time of the modification and recorded $31.7 million as a reclassification from equity to liability upon modification. 5,539 of employees were affected by this modification.

Arm Limited

Notes to Consolidated Financial Statements

The table below identifies the RSU activity under the 2022 RSU Plan for all periods presented:

(in millions, except per RSU amounts)	Number of RSUs	Weighted Average Grant Date Fair Value per Share
Outstanding as of March 31, 2022	—	$—
Granted	18,011,664	35.03
Vested	5,500,361	33.37
Cancelled and forfeited	1,381,569	34.88

Outstanding as of March 31, 2023	11,129,734	$35.87

Expected to vest as of March 31, 2023	11,129,734	$35.87

The number of RSUs reclassified from equity to liability was 5,226,149 which had a weighted average grant date fair value per RSU of $33.10. As of March 31, 2023, the total outstanding shares related to liability-classified and expected to vest awards was 284,036 with the weighted average fair value per RSU of $40.47. For the fiscal year ended March 31, 2023, $234.8 million and $1.9 million of share-based compensation cost was recognized in connection with the liability-classified and equity-classified awards issued under the 2022 RSU Plan, respectively. The tax benefit recorded for the fiscal year ended March 31, 2023 was $30.4 million. As of March 31, 2023, $234.8 million, was recognized as current liability in accrued compensation and benefits on the Consolidated Balance Sheets. As of March 31, 2023, the total amount vested related to liability-classified awards but unpaid was $228.3 million. No equity-classified RSUs vested under the 2022 RSU Plan during the fiscal year ended March 31, 2023. As of March 31, 2023, there was $392.7 million of total unrecognized compensation cost expected to be recognized over a weighted-average period of 2.0 years.

For the fiscal year ended March 31, 2023, the Company used the income approach and market-calibration approach based on comparable publicly traded companies in similar lines of businesses. Cash flow assumptions used in the income approach considers historical and forecasted revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and other relevant factors.

The following table presents the assumptions used for the RSUs under the 2022 RSU Plan for the fiscal year ended March 31, 2023:

2022 RSU Plan

Average share price	$35.16 – $39.67
Transaction costs	2.50%
Present value per RSU	$33.13 – $39.67
Time to liquidity event (in years)	0.5 – 0.9
Discount for lack of marketability	0.00% – 7.50%

Executive Awards Granted under the 2022 RSU Plan—Executive Awards

In November 2022, the Company issued two types of executive awards (the “Annual Awards” and “Launch Awards”) under the 2022 RSU Plan to certain of our executive officers (collectively, the “Executive Awards”). These Executive Awards under the 2022 RSU Plan have total award values based on fixed monetary amounts known at inception and do not carry rights to dividends nor voting rights. The Executive Awards entitle participants to a fixed amount of cash or, upon the occurrence of a change in control or an initial public offering, ordinary shares of the Company at the discretion of the Company’s remuneration committee.

Arm Limited

Notes to Consolidated Financial Statements

Launch Awards vest in tranches and require continuous service through the vesting dates and are subject to graded vesting over a period of three years. The Company also granted Launch Awards with customized vesting schedules to certain members of the Executive Committee with a potential fixed monetary amount of $55.0 million at the grant date. These customized awards vest upon (1) the occurrence of one of various events comprising a change in control of the Company, (2) an initial public offering, and (3) March 9, 2026.

Annual Awards include a portion that vests over a three-year continuous service period and another portion that is subject to continuous service and satisfaction of certain Company performance conditions. The time-based portion of the Annual Awards vest over a three-year period. The Annual Awards that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of original fixed monetary amount of the award depending on the achievement of annual performance metrics.

Upon an initial public offering, and at the discretion of the Company’s remuneration committee, each Executive Award could be converted into a variable number of shares based on the closing share price of the Company at the initial public offering date. As of March 31, 2023, awards are expected to settle in cash at the vesting date. Awards are forfeited if an employee leaves the Company before the awards vest.

For the fiscal year ended March 31, 2023, $32.2 million in share-based compensation cost and $6.2 million of tax benefit, was recognized in connection with the Executive Awards granted under the 2022 RSU Plan. As of March 31, 2023, $32.2 million was recognized as a liability comprising $18.4 million and $13.8 million in the current portion and non-current liability, respectively for the liability-classified Executive Awards granted under the 2022 RSU Plan on the Consolidated Balance Sheets. As of March 31, 2023, there was $62.8 million of total unrecognized compensation cost related to liability-classified Executive Awards expected to be recognized over a weighted-average period of 2.6 years

The Company did not have any payments arising from normal course vesting events for liability-classified awards for the fiscal year ended March 31, 2023. As of March 31, 2023, none of the Executive Awards granted under the 2022 RSU Plan have vested. The table below shows the Company’s commitment for potential payments and the liability recognized as of March 31, 2023:

Type of Executive Award (in millions)	Potential Fixed Monetary Amount	Accrued Liability(1)
Launch Awards	$80	$23
Annual Awards	15	9

Total	$95	$32

(1)	Includes the amount recorded for performance-based awards that probable of achievement.

The Arm Non-Executive Directors RSU Award Plan (“NED Plan”)

In September 2022, the Company established the NED Plan for non-executive directors. The RSU awards issued under the NED Plan (the “NED Awards”) are subject to time-based vesting and continued service of the non-executive directors. The NED Plan allows for either cash or share settlement of the awards at the discretion of the Company’s remuneration committee. As of March 31, 2023, the Company accounted for the NED Awards as liability-classified awards.

The number of RSUs granted and outstanding for the fiscal year ended March 31, 2023 was 13,340. All RSUs have vested and unpaid as of fiscal year March 31, 2023, and are expected to be settled in cash. For the year

Arm Limited

Notes to Consolidated Financial Statements

ended and as of March 31, 2023, the share-based compensation cost and liability recognized was immaterial to the Company’s Consolidated Income Statement and Consolidated Balance Sheets, respectively.

Share-based Compensation Cost

A summary of share-based compensation cost recognized on the Consolidated Income Statements was as follows:

	Fiscal Year Ended March 31,
(in millions)	2023	2022	2021
Cost of sales	$12	$1	$2
Selling, general and administrative	102	7	29
Research and development	212	18	23

Total	$326	$26	$54

No share-based compensation cost was capitalized during the fiscal years ended March 31, 2023, 2022 and 2021.

17.	Income Taxes

The components of income before provision for income taxes are as follows:

(in millions)	Fiscal Year Ended March 31,
	2023	2022	2021
United Kingdom	$427	$608	$468
Foreign	244	178	229

Income from continuing operations before income taxes	$671	$786	$697

The expense (benefit) for income taxes consists of the following:

(in millions)	Fiscal Year Ended March 31,
	2023	2022	2021
Current:
United Kingdom	$87	$44	$30
Foreign	94	146	143

Total current tax expense	$181	$190	$173
Deferred:
United Kingdom	$(25)	$53	$63
Foreign	(9)	(133)	(83)

Total deferred tax benefit	$(34)	$(80)	$(20)

Total income tax expense	$147	$110	$153

Arm Limited

Notes to Consolidated Financial Statements

A reconciliation of the United Kingdom statutory income tax rate to the effective tax rate is as follows:

(in millions)	Fiscal Year Ended March 31,
	2023	2022	2021
Income tax expense (benefit) at statutory rate	$127	$149	$132
Foreign tax rate differential	2	(8)	23
Research and development tax credits	(37)	(25)	(25)
Change in valuation allowances	5	(22)	(85)
Non-deductible/non-taxable items	3	(3)	15
Patent box benefit	(25)	(69)	(33)
Impact of UK rate change	2	64	13
Withholding tax	72	32	107
Gains exempt from UK tax	(2)	(8)	6

Income tax expense (benefit)	$147	$110	$153

Income tax expense reported in the statement of profit and loss	147	110	153
Income tax expense/(credit) attributable to discontinued operations	—	28	(38)

The reconciliation of the statutory rate to the effective tax rate is performed at the UK current year statutory rate of 19%. In June 2021, legislation was enacted in the U.K. to increase the corporation tax rate to 25% with effect from April 2023.

Income tax expense was $147 million, $110 million and $153 million for the fiscal years ended March 31, 2023, 2022 and 2021, respectively. Arm’s effective tax rate for the fiscal years ended March 31, 2023, 2022 and 2021 was 22%, 14% and 22%, respectively. The Company’s effective tax rate increased by 8% primarily due to significant irrecoverable withholding taxes in the fiscal year ended March 31, 2023.

Arm Limited

Notes to Consolidated Financial Statements

The significant components of deferred tax assets and liabilities is as follows:

	As of March 31,
(in millions)	2023	2022
Lease liability	$13	$14
Fixed assets	23	15
Tax losses and R&D tax credits	147	145
Equity investments	7	5
Share-based compensation	30	10
Reserves and other liabilities	27	45

Total gross deferred tax assets	247	234
Less: valuation allowance	(21)	(16)

Total deferred tax assets, net of valuation allowance	226	218
Right of use assets	(12)	(16)
Acquired intangibles	(6)	(6)
Outside basis differences	(110)	(116)
Hedging reserve	(3)	—
Contract liabilities	(218)	(224)

Total deferred tax liabilities	(349)	(362)

Net deferred tax liabilities	$(123)	$(144)

As of March 31, 2023, the Company had a United Kingdom corporate tax loss carryforward of $42 million ($10 million tax effected) and U.K. R&D Expenditure Credits of $37 million. These tax losses have no expiration date. The Company has U.S. federal net operating loss carryforwards of approximately $14 million ($3 million tax effected) of which $1 million has no expiration date and $13 million ($3 million tax effected) will expire between fiscal years 2033 and 2038 if not utilized. The Company also has a tax asset in respect of state net operating losses of $46 million ($3 million net of federal benefit) which will expire between fiscal years 2025 and 2043 if not utilized. The Company has U.S. Federal tax credit carryforwards of $72 million which will expire between 2035 and 2043. In addition, the Company has state tax credits of $37 million ($29 million net of federal benefit) of which $22 million has no expiration date and $15 million will expire between 2037 and 2043.

As of March 31, 2023, the Company has provided a valuation allowance on certain U.K. tax losses and US State R&D tax credits. This is based on an analysis of historical taxable income, the projected reversal of deferred tax liabilities, projected taxable income and tax planning strategies. The Company believes, more likely than not, that it will have sufficient taxable income to utilize its remaining deferred tax assets.

Utilization of the U.S. federal net operating loss and tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986, as amended, and similar state provisions. Such annual limitations could result in the expiration of the net operating loss and tax credit carryforwards before their utilization. The events that may cause ownership changes include, but are not limited to, a cumulative stock ownership change of greater than 50% over a three-year period.

As of March 31, 2023, the Company intends to indefinitely reinvest approximately $154 million of cumulative undistributed earnings of its U.S. subsidiaries and no deferred tax liability was recorded for these undistributed earnings.

Arm Limited

Notes to Consolidated Financial Statements

The following table reflects changes in gross unrecognized tax benefits:

	Fiscal Year Ended March 31,
(in millions)	2023	2022	2021
Gross unrecognized tax benefits — April 1	$54	$75	$68
Gross increases — tax positions in prior period	6	2	16
Gross decreases — tax positions in prior period	—	—	(1)
Gross increases — tax positions in current period	7	6	4
Settlements	(1)	(28)	(9)
Lapse of statute of limitations	(1)	—	(3)
Foreign exchange	(3)	(1)	—

Gross unrecognized tax benefits — March 31	$62	$54	$75

Included in the balance of unrecognized tax benefits as of March 31, 2023, 2022 and 2021 are $56 million, $44 million and $65 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Company recognized expense of $0.8 million, $0.7 million and $8.0 million for interest and penalties associated to income tax liabilities as of March 31, 2023, 2022 and 2021, respectively. As of March 31, 2023, 2022 and 2021, the Company had total accrued interest and penalties of $14.2 million, $15.8 million and $15.5 million, respectively, which is included in other non-current liabilities on the Consolidated Balance Sheets.

While the Company believes it has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than the position. Accordingly, provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. As of March 31, 2023, the Company has not identified any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

The Company is subject to taxation in the United Kingdom and various states and foreign jurisdictions. As of March 31, 2023, the Company is no longer subject to examination by the United Kingdom tax authorities for the fiscal years ended March 31, 2018 or earlier. U.S. Federal returns for the calendar year ended December 31, 2003 and later periods are subject to audit with the exception of the calendar years ended December 31, 2011 to December 31, 2012.

Arm Limited

Notes to Consolidated Financial Statements

18.	Net Income (Loss) Per Share

The following tables present a reconciliation of basic and diluted earnings per share computations for all periods presented:

	Fiscal Year Ended March 31,
(in millions, except per share amounts)	2023	2022	2021
Income (loss) attributable to ordinary shareholders — basic and diluted
Net income from continuing operations	$524	$676	$544
Net loss from discontinued operations	—	(127)	(156)

Net income (loss)	$524	$549	$388

Weighted average ordinary shares used to calculate income (loss) per share — basic	1,025,234,000	1,025,234,000	1,025,234,000
Equity-classified shared-based awards	2,271,008	—	—

Weighted average ordinary shares used to calculate income (loss) per share — diluted	1,027,505,008	1,025,234,000	1,025,234,000

Income (loss) per share attributable to ordinary shareholders — basic
Net income from continuing operations	$0.51	$0.66	$0.53
Net loss from discontinued operations	—	(0.12)	(0.15)

Net income (loss)	$0.51	$0.54	$0.38

Income (loss) per share attributable to ordinary shareholders — diluted
Net income from continuing operations	$0.51	$0.66	$0.53
Net loss from discontinued operations	—	(0.12)	(0.15)

Net income (loss)	$0.51	$0.54	$0.38

Arm Limited

Notes to Consolidated Financial Statements

Securities that would have been anti-dilutive were excluded from the computation of diluted earnings per share for all periods presented. The following securities were not included in the computation of diluted shares outstanding primarily because for all reporting periods a change in control or an initial public offering was not probable to occur under GAAP, and therefore, settlement of securities is expected in cash upon the passage of time.

	Fiscal Year Ended March 31,
	2023	2022	2021
Restricted stock units (1)	16,870,903	14,230,025	17,612,777
Executive Awards (2)	546,262	—	—

Total	17,417,165	14,230,025	17,612,777

(1)	Total RSUs include amounts associated with discontinued operations where applicable, but exclude certain awards which require cash settlement and do not allow for share settlement.
(2)

Executive Awards include amounts associated with the Annual Awards and Launch Awards. As these awards require settlement based on a fixed monetary amount, the quantity of securities was calculated based on the total fixed monetary amount divided by the closing average market price of ordinary shares.

19.	Commitments and contingencies

Litigation

From time to time, the Company is party to litigation and other legal proceedings in the ordinary course of business. While the results of any litigation or other legal proceedings are uncertain, management does not believe the ultimate resolution of any pending legal matters is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when the Company can reasonably estimate the amount of the loss or range of loss. In the fiscal year ended March 31, 2023, the Company recorded a $40.0 million loss contingency related to an offer made by the Company in respect of an ongoing contract dispute between the Company and a non-top five customer. That particular customer’s claims arise from a contract dating to a very early period in the Company’s history and that contract is both non-standard and significantly dissimilar from other customers’ contracts. The Company took into consideration advice received from experts in the specific matter and current status of settlement negotiations, which may be ongoing. A complaint has not been filed by either party, and the Company and the customer are involved in ongoing negotiations to resolve the dispute outside of court. The Company can provide no assurances as to the ultimate resolution of this dispute or whether it will ultimately be litigated or to the ultimate costs that will be associated with a resolution. The liability of $40.0 million is included in other current liabilities on the Consolidated Balance Sheets. No other material amounts related to litigation settlements were recognized in the fiscal years ended March 31, 2023, 2022 and 2021.

Kronos Guarantee

In March 2022, a wholly owned United Kingdom subsidiary of SoftBank Group, Kronos I (UK) Limited (“Kronos”), was created for the purpose of SoftBank Group arranging a facility agreement (the “Facility Agreement”) with J.P. Morgan SE as Facility Agent to be secured by its 75.01% equity interest in the Company. SoftBank Group pledged its ownership interest in the Company by transferring such interest to an entity that sits between Kronos and the Company, and SoftBank Group has no further obligation under the Facility Agreement. The Company is in compliance with all applicable operating and financial covenants pursuant to the Facility Agreement for the fiscal years presented.

Under the Facility Agreement, the lenders initially were committed to make up to $8.0 billion of funds available to Kronos under a “Bridge Facility” and “Term Facility” (together with the Bridge Facility, the “Facility”). In March 2022, the Term Facility was funded for $7.1 billion and the Bridge Facility was funded for $0.9 billion.

Arm Limited

Notes to Consolidated Financial Statements

In June 2022, an amendment was executed which expanded the total commitment of the Term Facility to $8.5 billion via an additional term facility of $1.4 billion, $0.9 billion of which was used to repay the Bridge Facility in full with the remaining $0.5 billion representing incremental debt. The Term Facility matures on the earlier of two years after Kronos draws upon the facility or three months after the effective date of a public listing of the Company’s ordinary shares.

Beyond the pledge of the 75.01% interest in the Company as collateral for the Facility, in March 2022, the Company entered into the Arm Undertaking (the “Undertaking”) to confirm and agree to comply with certain terms of the Facility Agreement (including operational restrictions) and a springing guarantee and indemnity agreement (the “Guarantee”) with J.P. Morgan SE. The Guarantee commences upon an “Arm Guarantee Trigger Event,” which includes a public listing of the Company’s ordinary shares not occurring within 18 months of the closing date of the Facility or any public announcement or notice to lenders that a listing will not be undertaken and failure by the Company or its subsidiaries to comply with the obligations under the Undertaking. Until an Arm Guarantee Trigger Event occurs, the Company is not obligated to perform or make payment on the obligations of Kronos.

Once an Arm Guarantee Trigger Event has occurred, the Company guarantees all overdue payments under the Facility Agreement. The total commitment is $8.5 billion and would only become a potential obligation to the Company if Kronos were to default on any such obligation, as Kronos remains the primary obligor under the Facility Agreement even after an Arm Guarantee Trigger Event. Upon default, the lenders can satisfy their claim either through the collateral of 75.01% interest in the Company or through the Company servicing the debt and meeting payment obligations pursuant to the Guarantee. SoftBank Group as the owner of Kronos may avoid default by restructuring the Facility Agreement, or otherwise monetizing the collateral for the necessary liquidity to meet payment obligations under the Facility Agreement. The Company believes that the likelihood of assuming the debt obligations under the Guarantee is remote due to Kronos’ significant collateralization of the obligations under the Facility Agreement and that SoftBank Group will avoid a default by Kronos for which the obligations would become enforceable against the Company.

As the Company’s potential obligation is an issued Guarantee to the lenders for obligations of Kronos, an entity under common control, the Company is not required to recognize the Guarantee.

Arduino Guarantee

The Company is guarantor for a $5.4 million credit facility available to Arduino SA. The guaranty expires in January 2024. As of March 31, 2023 and 2022, no claims have been made against the guaranty.

20.	Retirement Benefits Plans

The Company contributes to defined contribution plans substantially covering all employees in Europe and the U.S., and to government pension plans for employees in Japan, South Korea, Taiwan, Peoples Republic of China, Israel and India. The Company contributes to these plans based upon various fixed percentages of employee compensation, and such contributions are expensed as incurred.

For the fiscal years ended March 31, 2023, 2022, and 2021, $78.4 million, $77.0 million, and $67.6 million, respectively was recorded in the Consolidated Income Statements related to contributions payable to these plans by the Company at rates specified in the rules of the plans. As of March 31, 2023 and 2022, $9.6 million and $9.3 million, respectively, of contributions due had not been paid over to the plans and were recorded in accrued compensation and benefits on the Consolidated Balance Sheets.

Arm Limited

Notes to Consolidated Financial Statements

21.	Related Party Transactions

Arm China and Acetone Limited

Subsequent to the restructuring of its direct investment in Arm China, the Company has a 10% non-voting ownership interest in Acetone Limited, whose primary asset is a 48.18% interest in Arm China. The Company has no direct material transactions with Acetone Limited.

For the fiscal years ended March 31, 2023, 2022 and 2021, the Company recognized revenue of $649 million, $474.2 million and $413.1 million, respectively under the terms of the IPLA and recognized expenses of $64.1 million, $63.5 million and $52.7 million, respectively from Arm China under a service share arrangement with Arm China.

The Company leases certain assets to Arm China. For the fiscal years ended March 31, 2023, 2022 and 2021, the

Company recognized rental income of $2.0 million, $1.6 million and $1.0 million, respectively, from this lease arrangement.

As of March 31, 2023, the Company had a net receivable of $386.9 million ($400.7 million receivable less $13.9 million payable) from Arm China. As of March 31, 2023, the Company had contract liabilities of $103.4 million. As of March 31, 2022, the Company had a net receivable of $574.3 million ($602.2 million receivable less $27.9 million payable) from Arm China. As of March 31, 2022, the Company had contract liabilities of $122.4 million relating to Arm China.

See Note 10, Equity Investments, for discussion of the impact of Arm China and Acetone Limited on the Company’s results, and the distribution of the Company’s shareholding in Arm China to the owners of the Company in the fiscal year ended March 31, 2022.

Other Entities Related by Virtue of Common Control in SoftBank Group

The Company also had other revenue and expense transactions, along with receivable and balances with other entities by virtue of common control in SoftBank Group. For the fiscal years ended March 31, 2023, 2022 and 2021, the Company recognized revenue of $1.3 million, $1.5 million and zero, respectively, and expenses of $0.3 million, $1.7 million and $0.2 million, respectively. As of March 31, 2023, the Company had accounts receivable, other receivables and contract liabilities of $0.5 million, $12 million and $1.6 million, respectively. As of March 31, 2022, the Company had accounts receivable and other receivables of $2.1 million and $12.0 million, respectively. The Company also had immaterial lessee leases with a certain related party by virtue of common control in SoftBank Group.

For the fiscal years ended March 31, 2022 and 2021, from discontinued operations, the Company recognized revenue of $3.6 million and $8.3 million and expenses of $0.2 million and $5.4 million, respectively.

Prior to the distribution of Treasure Data in June 2021, a loan of $50.0 million was issued by SoftBank Vision Fund II, a member of SoftBank Group to Treasure Data. Interest on this loan balance was charged at 2.0% per annum. The loan balance, including accrued interest, was included in the distribution to shareholders of the Company.

Refer to Note 4, Discontinued Operations, for discussion regarding the distribution of Treasure Data and the sale of IoTP by the Company to SoftBank Group Capital Limited in the fiscal year ended March 31, 2022.

SoftBank Group Facility

In March 2022, Kronos entered into the Facility Agreement which is secured by its 75.01% interest in the Company. The Company also entered into the Undertaking to confirm and agree to comply with the terms of the

Arm Limited

Notes to Consolidated Financial Statements

Facility Agreement and a Guarantee of the obligations under the Facility Agreement owed by Kronos, an entity under common control of SoftBank Group. Under the terms of the Guarantee, upon an Arm Guarantee Trigger Event, the Guarantee springs into effect, such that any future payment default by Kronos following such date may require performance by the Company if not settled by use of the share collateral or otherwise restructured. Refer to Note 19, Commitments and Contingencies for further details on this Guarantee. The Guarantee does not spring into effect if a public listing has become effective, and if a public listing takes place after the Guarantee has become effective, the Guarantee terminates.

Other Equity Investments

The Company has revenue transactions, along with receivable and contract liability balances for certain other equity investees, for which the Company has significant influence or, for investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor, has more than virtually no influence (i.e., at least 3% to 5% ownership). For the fiscal years ended March 31, 2023, 2022 and 2021, the Company recognized revenue of $3.5 million, $8.5 million and $34.8 million, respectively.

As of March 31, 2023, the Company had accounts receivable, contract assets and contract liabilities of $0.5 million, $8.7 million and $30.2 million, respectively. As of March 31, 2022, the Company had accounts receivable, contract assets and contract liabilities of $7.4 million, $0.5 million and $15.5 million, respectively.

For the fiscal years ended March 31, 2023, 2022 and 2021, the Company recognized aggregate distributions and dividends from certain equity investments of zero, $1.9 million and $5.0 million, respectively.

Linaro Limited

Linaro Limited (“Linaro”) is a not-for-profit entity for which the Company is a member and exhibits significant influence. For the fiscal years ended March 31, 2023, 2022 and 2021, the Company incurred subscription costs of $8.9 million, $7.9 million and $8.4 million, respectively, from Linaro. As of March 31, 2023 and 2022, $0.3 million and zero was owed to Linaro.

In the fiscal year ended March 31, 2021, the Company earned fees of $1.3 million for providing consulting and other services to Linaro. All fees have been charged in accordance with the terms of the agreement. As of March 31, 2023, no amount was owed to the Company.

In February 2023, the Company entered into an agreement with Linaro to sell certain net assets of the Company that meets the definition of a business in exchange for cash consideration of $4.0 million to be paid in equal annual installments over five years. As of March 31, 2023 total purchase consideration remained unpaid. As a result of the transaction, in the year ended March 31, 2023, the Company derecognized associated net asset and recognized a gain of $3.7 million in other non-operating income (loss), net on the Consolidated Income Statement.

Loans to Related Parties

The Company’s equity investment in Trustonic Limited was written down to zero carrying value due to recognition of the Company’s share of losses. Accordingly, the Company’s subsequent share of losses has been written off against the loan balance due from Trustonic Limited. For the fiscal year ended March 31, 2022, the loan balance was written down to zero, through a combination of impairment and losses recognized.

As of March 31, 2023 and 2022, the Company had a loan receivable of $19.2 million and $23.0 million, respectively with Arduino, a related party, which was subject to impairment considerations. As of March 31, 2022, the Company also had an outstanding loan receivable of $3.0 million with Cerfe Labs, Inc., a related party. For the fiscal year ended March 31, 2023, the Company fully impaired the loan receivable from Cerfe Labs. Refer to Note 11, Financial Instruments, for further information regarding these loans.

Arm Limited

Notes to Consolidated Financial Statements

As of March 31, 2023 and 2022, the Company also had a convertible loan receivable from Ampere, a related party, of $30.9 million $29.0 million, respectively. Refer to Note 13, Fair Value, for further information regarding this loan.

Other relationships

In the year ended March 31, 2023, the Company entered into an agreement with Raine Securities LLC, a related party, for certain advisory services. For the year ended March 31, 2023, the Company incurred $2.5 million in fees which remain unpaid as of the fiscal year end.

22.	Segment and Geographic Information

The Company has determined its Chief Executive Officer is its chief operating decision maker. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of assessing performance and making resource allocation decisions. Accordingly, the Company has determined that it operates as a single operating and reportable segment.

Revenue by geographic region is allocated to individual countries based on the principal headquarters of customers. The geographical locations are not necessarily indicative of the country in which the customer sells products containing the Company’s technology IP. The following table summarizes information pertaining to revenue from customers based on the principal headquarter address by geographic regions:

(in millions)	Fiscal Year Ended March 31,
	2023	2022	2021
United States	$1,088	$1,243	$843
PRC	657	476	428
Taiwan	359	431	306
Republic of Korea	241	226	213
Other Countries	334	327	237

Total	$2,679	$2,703	$2,027

For the fiscal year ended March 31, 2023, the Company had three customers that collectively represented 44% of total revenue (42% for the fiscal years ended March 31, 2022 and 2021), with the single largest customer accounting for 24% of total revenue (18% and 20% for the fiscal years ended March 31, 2022 and 2021, respectively), the second largest customer accounting for 11 % of total revenue (12% for the fiscal years ended March 31, 2022 and 2021) and the third largest customer accounting for 9% of total revenue (12% and 10% for the fiscal years ended March 31, 2022 and 2021, respectively). No other customer represented 10% or more of total revenue for all periods presented.

Arm China, represented 40% of total receivables as of March 31, 2023 (54% of total receivables as of March 31, 2022). No other customer represented more than 10% of receivables for the period presented.

Long-lived assets by geographic area based on physical location of the assets are as follows:

	As of March 31,
(in millions)	2023	2022
United Kingdom	$281	$283
United States	78	103
Other Countries	32	31

Total	$391	$417

Arm Limited

Notes to Consolidated Financial Statements

23.	Subsequent Events

The Company has evaluated subsequent events through July 31, 2023, the date the consolidated financial statements were available to be issued, and has identified none requiring recognition or disclosure.

Arm Limited

Condensed Consolidated Income Statements

(in millions, except share and per share amounts)

(Unaudited)

	Fiscal Quarter Ended June 30,
	2023	2022
Revenue:
Revenue from external customers	$535	$524
Revenue from related parties	140	168

Total revenue	675	692
Cost of sales	(31)	(25)

Gross profit	644	667

Operating expenses:
Research and development	(337)	(218)
Selling, general and administrative	(196)	(153)
Impairment of long-lived assets	—	—
Disposal, restructuring and other operating expenses, net	—	(2)

Total operating expense	(533)	(373)

Operating income	111	294
Loss from equity investments, net	(7)	(14)
Interest income, net	24	2
Other non-operating income (loss), net	(1)	4

Income before income taxes	127	286
Income tax expense	(22)	(61)

Net income	$105	$225

Net income per share attributable to ordinary shareholder
Basic	$0.10	$0.22
Diluted	$0.10	$0.22

Weighted average ordinary shares outstanding
Basic	1,025,234,000	1,025,234,000
Diluted	1,028,618,467	1,025,902,205

See accompanying notes to the condensed consolidated financial statements.

Arm Limited

Condensed Consolidated Statements of Comprehensive Income

(in millions)

(Unaudited)

	Fiscal Quarter Ended June 30,
	2023	2022
Net income	$105	$225
Other comprehensive income, net of tax:
Net change of the effective portion of designated cash flow hedges	—	—
Foreign currency translation adjustments	6	(35)

Total comprehensive income	$111	$190

See accompanying notes to the condensed consolidated financial statements.

Arm Limited

Condensed Consolidated Balance Sheets

(in millions, except par value and per share amounts)

(Unaudited)

	As of
	June 30, 2023	March 31, 2023
Assets:
Current assets:
Cash and cash equivalents	$1,248	$1,554
Short-term investments	801	661
Accounts receivable, net (including receivables from related parties of $305 and $402 as of June 30, 2023 and March 31, 2023, respectively)	897	999
Contract assets	158	154
Prepaid expenses and other current assets	133	169

Total current assets	3,237	3,537

Non-current assets:
Property and equipment, net	197	185
Operating lease right of use assets	206	206
Equity investments (including investments held at fair value of $582 and $592 as of June 30, 2023 and March 31, 2023, respectively)	727	723
Goodwill	1,626	1,620
Intangible assets, net	169	138
Deferred tax assets	147	139
Non-current portion of contract assets	143	116
Other non-current assets	248	202

Total non-current assets	3,463	3,329

Total assets	$6,700	$6,866

Liabilities:
Current liabilities:
Accrued compensation and benefits	$134	$589
Tax liabilities	184	162
Contract liabilities (including contract liabilities from related parties of $171 and $135 as of June 30, 2023 and March 31, 2023, respectively)	342	293
Operating lease liabilities	26	26
Other current liabilities (including payables to related parties of $18 and $17 as of June 30, 2023 and March 31, 2023, respectively)	260	293

Total current liabilities	946	1,363

Non-current liabilities:
Non-current portion of accrued compensation and share-based compensation	241	152
Deferred tax liabilities	257	262
Non-current portion of contract liabilities	783	807
Non-current portion of operating lease liabilities	197	193
Other non-current liabilities	55	38

Total non-current liabilities	1,533	1,452

Total liabilities	2,479	2,815

Commitments and contingencies (Note 10)
Shareholders’ equity:
Ordinary shares, $0.001 par value, 1,025,234,000 shares authorized, issued and outstanding as of June 30, 2023 and March 31, 2023	2	2
Additional paid-in capital	1,275	1,216
Accumulated other comprehensive income	382	376
Retained earnings	2,562	2,457

Total shareholders’ equity	4,221	4,051

Total liabilities and shareholders’ equity	$6,700	$6,866

See accompanying notes to the condensed consolidated financial statements.

Arm Limited

Condensed Consolidated Statements of Shareholders’ Equity

(in millions, except share amounts)

(Unaudited)

	Fiscal Quarter Ended June 30, 2023
	Ordinary Shares		Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
	Number of Shares	Amount
Balance as of March 31, 2023	1,025,234,000	$2	$1,216	$376	$2,457	$4,051
Net income	—	—	—	—	105	105
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	—	—	—
Foreign currency translation adjustments, net of tax	—	—	—	6	—	6
Share-based compensation cost	—	—	59	—	—	59

Balance as of June 30, 2023	1,025,234,000	$2	$1,275	$382	$2,562	$4,221

	Fiscal Quarter Ended June 30, 2022
	Ordinary Shares		Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
	Number of Shares	Amount
Balance as of March 31, 2022	1,025,234,000	$2	$1,214	$399	$1,933	$3,548
Net income	—	—	—	—	225	225
Foreign currency translation adjustments, net of tax	—	—	—	(35)	—	(35)
Share-based compensation cost	—	—	10	—	—	10

Balance as of June 30, 2022	1,025,234,000	$2	$1,224	$364	$2,158	$3,748

See accompanying notes to the condensed consolidated financial statements.

Arm Limited

Condensed Consolidated Statements of Cash Flows

(in millions)

(Unaudited)

	Fiscal Quarter Ended June 30,
	2023	2022
Cash flows used for operating activities:
Net income	$105	$225
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	41	42
Deferred income taxes	(13)	(8)
Income (loss) from equity investments, net	7	14
Share-based compensation cost	140	13
Operating lease expense	8	9
Other non-cash operating activities, net	—	11
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	102	(65)
Contract assets	(32)	16
Prepaid expenses and other assets	1	5
Accrued compensation and benefits	(447)	(541)
Contract liabilities (including contract liabilities from related parties)	24	14
Tax liabilities	12	50
Operating lease liabilities	(4)	(36)
Other current liabilities (including payables to related parties)	(58)	20

Net cash used for operating activities	$(114)	$(231)

Cash flows provided by (used for) investing activities
Purchase of short-term investments	(260)	(225)
Proceeds from maturity of short-term investments	120	290
Purchases of equity investments	(11)	(3)
Purchases of intangible assets	—	(14)
Purchases of property and equipment	(26)	(12)

Net cash provided by (used for) investing activities	$(177)	$36

Cash flows used for financing activities
Payment of intangible asset obligations	(10)	(11)
Other financing activities, net	(5)	—

Net cash used for financing activities	$(15)	$(11)

Effect of foreign exchange rate changes on cash and cash equivalents	—	(10)
Net decrease in cash and cash equivalents	(306)	(216)
Cash and cash equivalents at the beginning of the quarter	1,554	1,004

Cash and cash equivalents at the end of the quarter	$1,248	$788

Non-cash investing and financing activities:
Non-cash changes in property, plant and equipment	$(11)	$7
Non-cash changes in intangible assets	$(52)	$—

See accompanying notes to the condensed consolidated financial statements.

1.	Description of Business and Summary of Significant Accounting Policies

Description of Business

Arm Limited (“the Company”) is a global leader in the semiconductor industry. The Company’s principal operations are the licensing, marketing, research and development of microprocessors, systems intellectual property (“IP”), graphics processing units, physical IP and associated systems IP, software, tools and other related services.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the information included in the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the fiscal year ended March 31, 2023, included elsewhere in the Form F-1.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary for the fair statement of the condensed consolidated balance sheets, income statements and cash flows for these interim periods. The results for the interim periods are not necessarily indicative of results for the full fiscal year.

Principles of Consolidation

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The financial statements consolidate all of the Company’s affiliates, and the entities where the Company holds a controlling financial interest, because the Company holds a majority voting interest. The Company reevaluates whether there is a controlling financial interest in all entities when rights and interests change.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates include, but are not limited to, revenue recognition, allowance for doubtful accounts, income taxes, share-based compensation, impairment considerations for long-lived assets, fair value estimates and impairment for investments. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable. Inputs used in judgments and estimates consider the economic implications of COVID-19. The impact of COVID-19 related estimates were not material to the unaudited condensed consolidated financial statements.

Derivative Financial Instruments and Hedge Activities

The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risk. Certain forecasted transactions, specifically British Pound Sterling (“GBP”) denominated cash flows in the form of payroll and selling, general and administrative expenses are exposed to foreign currency risk. The Company monitors foreign currency exposures on a monthly basis to maximize the economic effectiveness of foreign currency hedge positions.

No derivatives were designated hedges prior to July 2022. All derivatives are recorded at fair value as either an asset or liability. For derivatives not designated as hedges, adjustments to reflect changes in the fair value of the derivatives are included in earnings in other non-operating income (loss), net on the Condensed Consolidated Income Statements.

In July 2022, all foreign currency forward contracts were designated as cash flow hedges in designated hedging relationships with the forecasted foreign denominated cash flows as the hedged transactions. The maximum length of time over which the Company is hedging its exposure to the variability in future foreign denominated cash flows is one year. For cash flow hedges that qualify and are designated for hedge accounting, the change in fair value of the derivative is recorded in the net change in fair value of the effective portion of designated cash flow hedges on the Condensed Consolidated Statements of Comprehensive Income, and subsequently recognized in research and development and selling, general and administrative expenses on the Condensed Consolidated Income Statements when the hedged transaction affects earnings.

The Company classifies all derivative assets and liabilities for designated and non-designated derivatives in prepaid expenses and other current assets and other current liabilities on the Condensed Consolidated Balance Sheets. The Company classifies cash flows from the settlement of effective cash flow hedges for designated and non-designated derivatives in the same category as the cash flows from the related hedged items in operating activities on the Condensed Consolidated Statements of Cash Flows. The foreign currency forward contracts are classified under Level 2 of the fair value hierarchy. See Note 6, Fair Value.

The Company classifies cash flows from the settlement of effective cash flow hedges in the same category as the cash flows from the related hedged items, generally in operating activities on the Condensed Consolidated Statements of Cash Flows. The Company classifies cash flows from settlement of non-designated derivatives in investing activities on the Condensed Consolidated Statements of Cash Flows.

Recent Accounting Pronouncements

There have been no recent accounting standard updates that are material or potentially material to the Company.

2.	Revenue

Revenue Recognition

License and Other Revenue

•

Intellectual property license — The Company generally licenses IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of IP, excluding when-and-if-available minor updates over support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.

Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligations. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.

•

Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.

•

Professional services — Services (such as training and professional and design services) that the Company provides, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, the Company has an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use.

•

Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.

Royalty Revenue

For certain IP license agreements, royalties are collected on products that incorporate the Company’s IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on the Company’s technology that it contains. The accrual is estimated using trend analysis based on market and sales data as well as customer specific financial information. As a result of estimating the amount of royalty revenue accrual in the period in which the customer sales occur using estimates based on sales trends and judgment for several key attributes, including industry estimates of expected shipments, the percentage of markets using our products, and average selling price. Adjustments to revenues are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees.

Disaggregation of Revenue

A summary of the Company’s disaggregated revenues are as follows:

	Fiscal Quarter Ended June 30,
	External Customers		Related Parties		Total
(in millions)	2023	2022	2023	2022	2023	2022
License and Other Revenue(1)	$180	$147	$95	$111	$275	$258
Royalty Revenue	355	377	45	57	400	434

	$535	$524	$140	$168	$675	$692

(1)	Includes over-time revenues of $17 million and $24 million and point-in-time revenues of $258 million and $234 million for the fiscal quarters ended June 30, 2023 and 2022, respectively.

Revenue by geographic region is allocated to individual countries based on the principal headquarters of the customers. The geographical locations are not necessarily indicative of the country in which the customer sells products containing the Company’s technology IP. The following table summarizes information pertaining to revenue from customers based on the principal headquarter address by geographic regions:

	Fiscal Quarter Ended June 30,
(in millions)	2023	2022
United States	$292	$265
PRC	141	167
Taiwan	115	100
Republic of Korea	45	61
Other countries	82	99

Total	$675	$692

For the fiscal quarter ended June 30, 2023, the Company had three customers that collectively represented 41% of total revenue, with the single largest customer accounting for 21% of total revenue (24% for the fiscal quarter ended June 30, 2022), the second largest customer accounting for 10% of total revenue (12% for the fiscal quarter ended June 30, 2022) and the third largest customer accounting for 10% of total revenue (11% for the fiscal quarter ended June 30, 2022). No other customer represented 10% or more of total revenue for all periods presented.

Receivables

A summary of the components of accounts receivable, net is as follows:

(in millions)	As of June 30, 2023	As of March 31, 2023
Trade receivables	$491	$625
Royalty receivables	409	377

Total gross receivables	900	1,002
Allowance for current expected credit losses	(3)	(3)

Total accounts receivables, net	$897	$999

A summary of the movement in the allowance for current expected credit losses is as follows:

(in millions)	Total
Balance as of March 31, 2023	$3
Additional provision	—
Amounts written off during the quarter as uncollectible	—

Balance as of June 30, 2023	$3

The largest customer represented 33% of total receivables as of June 30, 2023 (40% of total receivables as of March 31, 2023). The second largest customer represented 13% of total receivables as of June 30, 2023 (Less than 10% of total receivables as of March 31, 2023). No other customer represented 10% or more of receivables for the period presented.

Contract Assets

The timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets are created when invoicing occurs subsequent to revenue recognition. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional. Contract assets increased by $115 million and $254 million due to the timing of billings to customers, which fell into subsequent periods, as of June 30, 2023 and March 31, 2023, respectively, offset by $83 million and $250 million of contract assets transferred to accounts receivable, as of June 30, 2023 and March 31, 2023, respectively. The balance and activity for loss allowances related to contract assets was immaterial for all periods presented.

Contract Liabilities

A reconciliation of the movement in contract liabilities is as follows:

(in millions)	Total
Current Contract Liabilities Opening balance	$293
Non- Current Contract Liabilities Opening balance	807

Balance as of April 01, 2023	$1,100
Customer prepayment and billing in advance of performance	87
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(37)
Revenue recognized in the period that was included in the contract liability balance during the period	(25)

Balance as of June 30, 2023	$1,125

Current portion of contract liabilities	$342
Non-current portion of contract liabilities	$783

Satisfied Performance Obligations

Revenue recognized from previously satisfied performance obligations in prior reporting periods was $401 million and $448 million for the fiscal quarters ended June 30, 2023 and 2022, respectively. These amounts primarily represent royalties earned during the period.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.

The Company has elected to exclude potential future royalty receipts from the disclosure of remaining performance obligations. In certain arrangements, the Company’s right to consideration may not correspond directly with the performance of obligations. Revenue recognition occurs upon delivery or beginning of license term, whichever is later. Accordingly, the analysis between time bands below has been estimated, but the final timing may differ from these estimates. In the absence of sufficient information, where the timing of satisfaction of the remaining performance obligations is dependent on a customer’s action, the transaction price allocated to such performance obligation is included in the outer-year time band unless contract or option expiration aligns with an earlier period or category.

As of June 30, 2023, the aggregate transaction price allocated to remaining performance obligations was $1,681.0 million, which includes $18.3 million of non-cancellable and non-refundable committed funds received from certain customers, where the parties are in negotiations regarding the enforceable rights and obligations of the arrangement.

The Company expects to recognize approximately 23% of remaining performance obligations as revenue over the next 12 months, 14% over the subsequent 13-to 24-month period, and the remainder thereafter.

3.	Equity Investments

A summary of the components of equity investments is as follows:

(in millions)	As of June 30, 2023	As of March 31, 2023
Equity method investments under fair value option	$582	$592
Equity method investments under equity method	9	9
Non-marketable equity securities	136	122

Total equity investments	$727	$723

Income (loss) from equity investments, net is as follows:

	Fiscal Quarter Ended June 30,
(in millions)	2023	2022
Equity method investments (1)	$(10)	$(23)
Non-marketable equity securities (includes NAV)	3	9

Total loss from equity investments, net	$(7)	$(14)

(1)	Includes equity method investments where the Company elected the fair value option, including those under the NAV practical expedient, along with investments accounted for under the equity method.

The Company elected the fair value option to account for certain equity method investments in Acetone Limited and Ampere Computing Holdings LLC (“Ampere”). See discussion below, along with Note 6, Fair Value, for further information.

For the fiscal quarters ended June 30, 2023 and 2022, income (losses) from equity method investments not accounted under the fair value option or the NAV practical expedient was immaterial.

The Company holds equity method investments in funds accounted for under the fair value option that apply the NAV practical expedient. The estimated fair values of the Company’s equity securities at fair value that qualify for the NAV practical expedient were provided by the partnerships based on the indicated market values of the underlying assets or investment portfolios. As of June 30, 2023 and March 31, 2023, the carrying value of equity method investments under the fair value option measured at NAV was $109.5 million and $109.4 million, respectively.

For the fiscal quarter ended June 30, 2023 and 2022, the Company recognized losses from changes in fair value of $0.4 million and $0.2 million, for equity method investments accounted for under the NAV practical expedient. Changes in fair value are recorded through income from equity investments, net on the Condensed Consolidated Income Statements.

Acetone Limited

As of June 30, 2023 and March 31, 2023, the carrying value of the Company’s equity method investment in Acetone Limited was $82.8 million and $92.4 million, respectively. For the fiscal quarter ended June 30, 2023 and 2022, the Company recognized fair value losses of $9.6 million and $22.0 million, respectively in connection with the equity method investment in Acetone Limited.

Ampere

As of June 30, 2023 and March 31, 2023, the carrying value of the Company’s equity method investment in Ampere was $389.8 million and $389.8 million, respectively. For the fiscal quarters ended June 30, 2023, and 2022, the Company did not recognize any changes in fair value in Ampere, respectively.

As of June 30, 2023 and March 31, 2023, the outstanding balance of the convertible promissory note with Ampere was $31.3 million and $30.9 million, respectively. The Company’s maximum exposure to loss are the amounts invested in, and advanced to, Ampere as of June 30, 2023.

Non-marketable Equity Securities

Non-marketable securities are those for which the Company does not have significant influence or control. These represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises which are generating value for shareholders through research and development activities. The Company holds equity interests in certain funds which are accounted for under the NAV practical expedient. As of June 30, 2023 and March 31, 2023, the carrying value of assets measured at NAV was $20.6 million and $18.0 million, respectively. For the fiscal quarters ended June 30, 2023 and 2022, the Company recognized gains and losses from changes in fair value of $2.5 million and $3.7 million, respectively, for non-marketable securities accounted for under the NAV practical expedient.

Historically, the Company had an unrecognized trade receivable with a customer given the collectability of substantially all of the consideration was not probable. In March 2023, the Company invested in non-marketable preferred stock from the customer in exchange for the conversion of the trade receivables for $12.7 million. The Company also acquired additional non-marketable preferred stock in exchange for a cash payment of $10.7 million. Currently, the Company does not recognize any revenue and receivables due to not meeting the collectability criterion under ASC 606, Revenue from Contracts with Customers. The Company does not have significant influence or control over the customer and elected to apply the measurement alternative for this investment.

In the fiscal quarter ended June 30, 2023, the Company entered into a subscription letter with a subsidiary of SoftBank Vision Fund and Kigen (UK) Limited (“Kigen”), an entity of which SoftBank Vision Fund indirectly owned 85% of the share capital on a fully diluted basis with the remainder comprising management incentives. Pursuant to the subscription letter, the Company and this subsidiary of SoftBank Vision Fund each invested $10 million paid in cash in exchange for preference shares of Kigen. The preference shares are convertible into common shares of Kigen and are entitled to full dividends, distribution and voting rights. The Company does not have significant influence or control over Kigen and elected to apply the measurement alternative for this investment.

The Company elected to apply the measurement alternative to all other non-marketable equity securities. Under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in orderly transactions.

The components of gains (losses) which primarily include unrealized gains and losses on non-marketable securities inclusive of those measured under the NAV practical expedient are as follows:

	Fiscal Quarter Ended June 30,
(in millions)	2023	2022
Observable price adjustments on non-marketable equity securities (includes NAV)	$3	$11
Impairment of non-marketable equity securities	—	(1)
Sale of non-marketable equity securities	—	—

Total income from equity investments, net	$3	$10

The total amount of financial commitments to existing investees of the Company not provided for in the condensed consolidated financial statements was $21.4 million and $22.1 million as of June 30, 2023, and March 31, 2023, respectively.

4.	Financial Instruments

Loans and Other Receivables

Loans and other receivables carried at amortized cost is as follows:

(in millions)	As of June 30, 2023	As of March 31, 2023
Loan and other receivables carried at amortized cost
Loans receivable	$26	$25
Other receivables	18	18
Allowance for current expected credit losses	(22)	(22)

Loans and other receivables carried at amortized cost, net	$22	$21

The allowance for current expected credit losses reflects the Company’s best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions.

Loans receivable

For the fiscal year ended March 31, 2021, the loan receivable of $23.0 million from Arduino SA (“Arduino”) was impaired in full as the balance was not expected to be recovered, resulting in the recognition of an expected credit loss of $23.0 million. For the fiscal quarter ended June 30, 2022, the Company reduced the allowance for expected credit losses given the change in collectability with a corresponding reversal of expense for the portion of the loan receivable that was repaid in exchange for Series B preferred stock in Arduino.

The remaining balance of loan receivables as of June 30, 2023 and March 31, 2023 comprised a four-year loan of $3.0 million issued to Cerfe Labs, Inc. The loan was fully impaired in the fiscal year ended March 31, 2023, subsequent to June 30, 2022.

Other receivables

Balances included in other receivables comprised mainly of the $12.0 million receivable from SoftBank Group Capital Limited recorded in prepaid and other current assets on the Condensed Consolidated Balance Sheets as of June 30, 2023 and March 31, 2023 related to the Company’s November 2021 sale of Pelion IOT Limited and its subsidiaries (“IoTP”).

Convertible Loans Receivable

In June 2020, the Company acquired a $2.9 million principal balance convertible loan in PragmatIC Semiconductor Limited (“PragmatIC”). The entire convertible loan was converted to equity of PragmatIC Semiconductor Limited in October 2021. As of June 30, 2023 and March 31, 2023 the carrying value of the Company’s non-marketable equity security in PragmatIC was $39.0 million, respectively. The Company accounts for the investment using the measurement alternative because the securities are not publicly traded and do not have a readily determinable fair value.

In December 2021, the Company acquired a $29.0 million principal balance convertible loan in Ampere. The Company elected the fair value option to measure this convertible loan receivable for which changes in fair value are recorded in other non-operating income (loss), net on the Condensed Consolidated Income Statements. For the fiscal quarters ended June 30, 2023 and 2022, there were no material gains recognized.

5.	Derivatives

As of June 30, 2023, the notional value of outstanding foreign currency forward contracts was £215.0 million and the fair value was $9.7 million. As of March 31, 2023, the notional value of outstanding foreign currency forward contracts was £340.0 million and the fair value was $9.3 million.

The following table presents the notional amounts of the Company’s outstanding derivative instruments:

(in millions)	As of June 30, 2023	As of March 31, 2023
Designated as cash flow hedges
Foreign currency forward contracts	$264	$411
Non-designated hedges
Foreign currency forward contracts	$—	$—

The following table presents the fair value of the Company’s outstanding derivative instruments:

	Derivative Assets		Derivative Liabilities
(in millions)	As of June 30, 2023	As of March 31, 2023	As of June 30, 2023	As of March 31, 2023
Designated as cash flow hedges
Foreign currency forward contracts	$10	$10	$—	$1
Non-designated hedges
Foreign currency forward contracts	$—	$—	$—	$—

Cash Flow Hedge Gains (Losses)

The following table presents net gains (losses) on foreign currency forward contracts designated as cash flow hedges for the fiscal quarter ended June 30, 2023. The Company did not have currency forward contracts designed as cash flow hedges for the fiscal quarter ended June 30, 2022:

(in millions)	Fiscal Quarter Ended June 30, 2023
Consolidated Statements of Comprehensive Income:
Gains recognized in Accumulated other comprehensive income on cash flow hedge derivatives	$10
(Gain) loss reclassified from Accumulated other comprehensive income into income	(10)
Tax expense on cash flow hedges	$—

Net change in fair value of the effective portion of designated cash flow hedges, net of tax	$—
Consolidated Income Statements, before tax:
Research and development	$5
Selling, general and administrative expenses	$5

(1)	All amounts reported in accumulated other comprehensive income at the reporting date are expected to be reclassified into earnings within the next 12 months.

As of June 30, 2023, the Company’s cash flow hedges were highly effective with immaterial amounts of ineffectiveness recorded in the Condensed Consolidated Income Statements for these designated cash flow hedges and all components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.

Non-designated Hedging Instrument Gains (Losses)

The following table presents net gains (losses) on derivatives not designated as hedging instruments recorded in non-operating income (loss), net on the Condensed Consolidated Income Statements:

	Fiscal Quarter Ended June 30,
(in millions)	2023	2022
Foreign currency forward contracts	$—	$(30)

The Company classifies foreign currency forward contracts as Level 2 fair value measurements pursuant to the fair value hierarchy. See Note 6, Fair Value, for further details.

6.	Fair Value

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its fair value financial instruments into the three levels prescribed under GAAP. An explanation of each level follows the tables and qualitative disclosures below. There were no transfers between fair measurement levels for any periods presented.

The following table presents the Company’s fair value hierarchy for the liability measured and recognized at fair value as of June 30, 2023 and March 31, 2023 on a recurring basis:

	As of June 30, 2023				As of March 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial liabilities
Foreign currency forward contracts	$—	$—	$—	$—	$—	$1	$—	$1

Total financial liabilities	$—	$—	$—	$—	$—	$1	$—	$1

The following table presents the Company’s fair value hierarchy for assets measured and recognized at fair value, excluding investments where the NAV practical expedient has been elected as of June 30, 2023 and March 31, 2023 on a recurring basis:

	As of June 30, 2023				As of March 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments(1)	$801	$—	$—	$801	$661	$—	$—	$661
Equity method investments(2)	—	—	473	473	—	—	482	482
Convertible loans receivable	—	—	31	31	—	—	31	31
Foreign currency forward contracts	—	—	—	—	—	10	—	10

Total financial assets	$801	$—	$504	$1,305	$661	$10	$513	$1,184

(1)	Short-term investments represent term deposits with banks with a maturity between three and 12 months.
(2)	In accordance with Subtopic 820-10, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

The following tables summarize changes in the fair value, along with other activity associated with the Company’s Level 3 financial assets and liabilities:

Equity Method Investments

(in millions)	As of June 30, 2023	As of March 31, 2023
Fair value of financial assets at the beginning of the period	$482	$524
Additions, net of contributions from shareholders of the Company	—	—
Fair value losses recognized in the income statement	(10)	(42)
Distributions to shareholders of the Company	—	—

Fair value at the end of the period	$472	$482

Convertible Loans Receivable

(in millions)	As of June 30, 2023	As of March 31, 2023
Fair value of financial assets at the beginning of the period	$31	$29
Additions	—	—
Converted into equity	—	—
Fair value gains recognized in the income statement	—	2

Fair value at the end of the period	$31	$31

See below for a description of the valuation techniques and inputs used in the fair value measurement of Level 3 investments including equity method investments, convertible loans receivable, and currency exchange contracts.

Equity Method Investments

The Company elected the fair value option in accordance with the guidance in ASC 825, Financial Instruments (“ASC 825”) for its investments in Acetone Limited, and Ampere. The Company initially computed the fair value for its investments consistent with the methodology and assumptions that market participants would use in their estimates of fair value with the assistance of a third-party valuation specialist or based on inputs from the investee. The fair value computation is updated on a quarterly basis. The investments are classified within Level 3 in the fair value hierarchy because the Company estimates the fair value of the investments using the (i) the market-calibration approach based on the guideline public company method and/or (ii) subject to availability of sufficient information, the income approach based on the discounted cash flow method and iii) the probability-weighted, expected return (“PWER”) approach.

The market-calibration approach considers valuation multiples that are calibrated to the valuation as of the prior valuation date (i.e., quarterly) based on: (a) changes in the broader market or industry; (b) changes in the guideline public companies; and (c) changes in the company’s operating and financial performance. The fair value computation under this approach includes a key assumption for the range of valuation multiples (i.e., enterprise value or revenue), which requires significant professional judgment by the valuation specialist and is based on observable inputs (e.g., market data) and unobservable inputs (e.g., market participant assumptions).

For the fiscal quarters ended June 30, 2023, the PWER approach was used to measure the fair value of Ampere. The PWER approach is based on discrete future exit scenarios to determine the value of various equity securities.

Under the PWER approach, the share value today is based on the probability-weighted, present value of expected future distributions, taking into account the rights and preferences of each debt and equity class. The Company considers an initial public offering scenario, a sale scenario, and a scenario assuming continued operation as a private entity for future exit scenarios. The fair value computation under this approach includes key assumptions for time to liquidity outcomes, discounted rate, and present value factors.

The following tables provide quantitative information related to certain key assumptions utilized in the valuation of equity method investments accounted for under the fair value option:

As of June 30, 2023 and March 31, 2023
(in millions)	Fair value as of June 30, 2023	Fair value as of March 31, 2023	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$473	$482	Acetone – Market-Calibration or discounted cash flow Ampere – PWER	LTM Revenue Multiple Probability of success IPO, time to future exit scenario, discount rate	1.9x – 2.3x Probability weighted – 100%, discount rate – 18.61%

Convertible Loans Receivable—Ampere

In December 2021, the Company acquired a $29.0 million convertible promissory note in Ampere, which is included in other non-current assets on the Condensed Consolidated Balance Sheets. As of June 30, 2023 and March 31, 2023, the Company’s maximum exposure to loss are the amounts invested in, and advanced to, Ampere. As of June 30, 2023 and March 31, 2023, the Company has not converted any of its convertible promissory note into equity.

The fair value of the Ampere convertible loan is based upon significant unobservable inputs, including the use of a probability weighted discounted cash flows model, requiring the Company to develop its own assumptions. Therefore, the Company has categorized this asset as a Level 3 financial asset.

Some of the more significant unobservable inputs used in the fair value measurement of the convertible loan include applicable discount rates, the likelihood and projected timing of repayment or conversion, and projected cash flows in support of the estimated enterprise value of Ampere. Changes in these assumptions, while holding other inputs constant, could result in a significant change in the fair value of the convertible loan.

If the amortized cost of the convertible loan exceeds its estimated fair value, the security is deemed to be impaired, and must be evaluated for the recognition of credit losses. Impairment resulting from credit losses is recognized within earnings, while impairment resulting from other factors is recognized in other comprehensive income (loss). As of June 30, 2023 and March 31, 2023, the Company has not recognized any credit losses related to this convertible loan.

The fair value calculated using significant unobservable inputs did not differ materially from the amortized cost basis for the fiscal quarters ended June 30, 2023 and 2022.

Currency Exchange Contracts

For currency exchange contracts, these contracts are valued at the present value of future cash flows based on forward exchange rates at the balance sheet date.

7.	Share-based Compensation

The Company had the following share-based payment arrangements during the periods presented:

Restricted Share Units—The Arm Limited All Employee Plan 2019 (“2019 AEP”)

With respect to the 2019 AEP, for the fiscal quarters ended June 30, 2023, and 2022, the Company recognized $80.2 million and $4.6 million of share-based compensation cost, respectively, and $14.5 million and $0.8 million of tax benefit associated with these awards, respectively, As of June 30, 2023 and March 31, 2023, $194.4 million and $114.2 million was recognized as a liability in the non-current portion of accrued compensation and share-based compensation on the Condensed Consolidated Balance Sheets, respectively. As of June 30, 2023, there was $225.5 million of total unrecognized compensation cost related to awards issued under the 2019 AEP expected to be recognized over a weighted-average period of 2.7 years.

During the period starting from May 2022 through June 2022, the Company’s remuneration committee modified the terms of the 2019 AEP to accelerate the vesting for approximately 435 employees affected by restructuring activities initiated in the year ended March 31, 2022. The affected participants of the plan were provided the option to i) settle all unvested RSUs for a cash payment equivalent to the product of (a) a fixed amount as determined by the remuneration committee (b) 50% of the number of RSUs held by the participant, or ii) retain the RSUs until they become vested pursuant to the original vesting terms. The Company accounted for this acceleration as a modification of vesting in connection with a settlement which resulted in the recognition of incremental share-based compensation cost. For the fiscal quarter ended June 30, 2022, the Company recognized incremental share-based compensation cost of $11.8 million related to the cash receipt option and $2.2 million related to the RSUs retention option, respectively.

The table below identifies the RSU activity under the 2019 AEP for the fiscal quarter ended June 30, 2023:

(in millions, except per RSU amounts)	Number of RSUs	Weighted Average Fair Value Per RSU	Total Fair Value
Outstanding as of March 31, 2023	11,601,185	$23.33	$271
Granted	—
Vested	—
Cancelled and forfeited	107,637

Outstanding as of June 30, 2023	11,493,548	$36.53	$420

Expected to vest as of June 30, 2023	11,493,548	$36.53	$420

For the fiscal quarter ended June 30, 2022, liability-classified share-based awards paid totaled $15.9 million related to the RSUs that had vesting conditions accelerated pursuant to restructuring activities, of which $11.8 million of share-based compensation was recognized in the fiscal quarter ended June 30, 2022. For the fiscal quarters June 30, 2023 and 2022, the Company did not have any payments arising from normal course vesting events.

Restricted Share Units—Executive IPO Plan (“2019 EIP”)

For the fiscal quarters ended June 30, 2023 and 2022, $0.8 million and $(0.6) million of share-based compensation cost (credit) was recognized in connection with awards issued under the 2019 EIP. The share-based compensation credit for the fiscal quarter ended June 30, 2022 was attributable to executive departures. For the fiscal quarters ended June 30, 2023 and 2022, the tax benefit and expense recorded was $0.1 million and $0.1 million, respectively. As of June 30, 2023 and March 31, 2023, $4.4 million and $3.6 million, was recognized in the non-current portion of accrued compensation and share-based compensation on the Condensed Consolidated

Balance Sheets, respectively. As of June 30, 2023, there was $3.7 million of total unrecognized compensation expense related to liability-classified RSUs under the 2019 EIP expected to be recognized over a weighted average period of 2.7 years.

The table below identifies the RSU activity under the 2019 EIP for the fiscal quarter ended June 30, 2023:

(in millions, except per RSU amounts)	Number of RSUs	Weighted Average Fair Value Per RSU	Total Fair Value
Outstanding as of March 31, 2023	192,999	$37.43	$7
Granted	—
Vested	—
Cancelled and forfeited	—

Outstanding as of June 30, 2023	192,999	$42.12	$8

Expected to vest as of June 30, 2023	192,999	$42.12	$8

The Company did not have any payments for liability-classified share-based awards for the fiscal quarter ended June 30, 2023. As of June 30, 2023 and March 31, 2023, none of the RSUs under the 2019 EIP have vested.

Phantom Share Scheme (Cash-Settled)

As of June 30, 2023 and March 31, 2023, there were no Phantom Shares outstanding. The Company recognized a credit for share-based compensation cost of $0.3 million in connection with the Phantom Shares for the fiscal quarter ended June 30, 2022, which was attributable to executive departures. There was no tax benefit or expense recorded for the Phantom Shares for the fiscal quarter ended June 30, 2022. As of March 31, 2023, $1.1 million was recognized in accrued compensation and benefits on the Condensed Consolidated Balance Sheets. For the fiscal quarter ended June 30, 2023, the Company paid $0.9 million for the vested Phantom Shares. The variance between the amount accrued and paid of $1.1 million and $0.9 million, respectively, was driven by foreign exchange differences as participants were paid in foreign denominated currencies. As of June 30, 2023, the Company did not have any unpaid amounts in relation to the vested awards.

Restricted Share Units – 2022 Arm Limited RSU Award Plan (“2022 RSU Plan”)

In June 2022, the 2022 RSU Plan was established to grant RSUs to all employees of the Company (“All Employee Awards”). The RSUs vest in tranches, require continuous service through the vesting date and are subject to graded vesting over time. The 2022 RSU Plan allows for either cash or share settlement of the RSUs by tranche at the discretion of the Company’s remuneration committee. At the time of issuance, the Company intended to settle the RSUs in shares at the vesting date and such RSUs were accounted for as equity-classified awards.

In November 2022, the Company determined that it would settle the first tranche of the RSUs outstanding that vested in March and May 2023 by paying cash instead of issuing equity. Other than the change in intent regarding form of settlement, no other terms or conditions regarding the RSUs were changed. The Company accounted for this change as a modification in accordance with ASC 718, Compensation—Stock Compensation, and reclassified the affected portion of the award from equity to liability and will remeasure the award at fair value at each reporting period through the date of settlement with consideration that total compensation cost cannot be less than the grant-date fair-value-based measure of the original award.

The table below identifies the RSU activity under the 2022 RSU Plan for the fiscal quarter ended June 30, 2023:

(in millions, except per RSU amounts)	Number of RSUs	Weighted Average Grant Date Fair Value Per RSU
Outstanding as of March 31, 2023	11,129,734	$35.87
Granted	16,274,852	43.33
Vested	100,154	31.71
Cancelled and forfeited	239,083	39.64

Outstanding as of June 30, 2023	27,065,349	$40.34

Expected to vest as of June 30, 2023	27,065,349	$40.34

As of June 30, 2023 and March 31, 2023, the total outstanding shares related to liability-classified and expected to vest was 183,882 and 284,036 with the weighted average fair value per RSUs of $46.98 and $40.47, respectively. For the fiscal quarter ended June 30, 2023, the Company paid $232.5 million arising from the normal vesting of liability-classified share-based awards. The remaining liability-classified awards will vest in August 2023. For the fiscal quarters ended June 30, 2023 and 2022, $63.3 million and $9.5 million of share-based compensation cost was recognized in connection with RSUs, respectively. The tax benefits recorded for the fiscal quarters ended June 30, 2023 and 2022 were $11.8 and $1.3 million, respectively. As of June 30, 2023, $60.7 million and $6.8 million were recognized in additional paid-in capital and accrued compensation and benefits on the Condensed Consolidated Balance Sheets, respectively. As of March 31, 2023, the Company recognized $1.9 million and $234.8 million in additional paid-in capital and accrued compensation and benefits on the Condensed Consolidated Balance Sheets. As of June 30, 2023, there was a $1,026.4 million for total unrecognized compensation expense expected to be recognized over a weighted-average period of 2.5 years.

Executive Awards Granted under the 2022 RSU Plan – Executive Awards

In November 2022, the Company issued two types of executive awards (the “Annual Awards” and “Launch Awards”) under the 2022 RSU Plan to certain of our executive officers (collectively, the “Executive Awards”). The Executive Awards entitle participants to a fixed amount of cash or, upon the occurrence of a change in control or an initial public offering, ordinary shares of the Company at the discretion of the remuneration committee. As of June 30, 2023, awards are expected to settle in cash at the vesting date.

For the fiscal quarter ended June 30, 2023, $13.4 million in share-based compensation cost and $2.5 million of tax benefit, was recognized in connection with the Executive Awards granted under the 2022 RSU Plan. As of June 30, 2023, $20.6 million was recognized as a liability comprising $3.3 million and $17.3 million in accrued compensation and benefits and non-current portion of accrued compensation and share-based compensation on the Condensed Consolidated Balance Sheet, respectively. As of March 31, 2023, $32.2 million was recognized as a liability comprising $18.4 million and $13.8 million in accrued compensation and benefits and non-current portion of accrued compensation and share-based compensation on the Consolidated Balance Sheets. As of June 30, 2023, there was $75.2 million of total unrecognized compensation cost related to liability-classified Executive Awards expected to be recognized over a weighted-average period of 2.2 years.

As of June 30, 2023, Executive Awards vested and paid was $25 million due to the normal course of vesting for liability-classified awards. The table below shows the Company’s commitment for potential payments and the liability recognized as of June 30, 2023:

Type of Executive Award (in millions)	Potential Fixed Monetary Amount	Accrued Liability(1)
Launch Awards	$70	$18
Annual Awards	25	2

Total	$95	$20

(1)	Includes the amount recorded for performance-based awards that probable of achievement.

Share-based Compensation Cost

A summary of share-based compensation cost recognized on the Condensed Consolidated Income Statements is as follows:

	Fiscal Quarter Ended June 30,
(in millions)	2023	2022
Cost of sales	$6	$1
Selling, general and administrative	49	6
Research and development	103	6

Total	$158	$13

No share-based compensation cost was capitalized as of June 30, 2023 and March 31, 2023.

8.	Income Taxes

For the fiscal quarters ended June 30, 2023 and 2022, income tax expense was $22 million and $61 million, respectively. The income tax expense as a percentage of income before taxes was 17% and 21% for the fiscal quarters ended June 30, 2023 and 2022, respectively.

The effective tax rate decreased compared to the same period last year primarily due to a reduction in irrecoverable overseas withholding tax.

The effective tax rates for the fiscal quarters ended June 30, 2023 and 2022 differed from the United Kingdom statutory rate of 25% and 19%, respectively, primarily due to patent box and research and development tax credits.

The impact of the increase in the United Kingdom statutory rate was offset by an increase in patent box benefit.

9.	Net Income (Loss) Per Share

The following table presents a reconciliation of basic and diluted earnings per share computations for all periods presented:

	Fiscal Quarter Ended June 30,
(in millions, except per share amounts)	2023	2022
Net income	$105	$225

Weighted average ordinary shares used to calculate basic net income (loss) per share	1,025,234,000	1,025,234,000
Equity-classified awards	3,384,467	668,205

Weighted average ordinary shares used to calculate diluted net income (loss) per share	1,028,618,467	1,025,902,205

Net income per ordinary share - basic	$0.10	$0.22

Net income per ordinary share - diluted	$0.10	$0.22

Securities that would have been anti-dilutive were excluded from the computation of diluted earnings per share for all periods presented. The following securities were not included in the computation of diluted shares outstanding primarily because for all reporting periods a change in control or an initial public offering was not probable to occur, and therefore, settlement of securities is expected in cash upon the passage of time.

	As of June 30,
	2023	2022
Restricted stock units (1)	11,143,275	12,331,875
Executive awards (2)	441,457	—

Total	11,584,732	12,331,875

(1)	RSUs exclude certain awards which require cash settlement and do not allow for share settlement.
(2)

Executive Awards include amounts associated with the Annual Awards and Launch Awards. As these awards require settlement based on a fixed monetary amount, the quantity of securities was calculated based on the total fixed monetary amount divided by the closing average market price of ordinary shares.

10.	Commitments and Contingencies

Litigation

From time to time, the Company is party to litigation and other legal proceedings in the ordinary course of business. While the results of any litigation or other legal proceedings are uncertain, management does not believe the ultimate resolution of any pending legal matters is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when the Company can reasonably estimate the amount of the loss or range of loss. In the fiscal year ended March 31, 2023, the Company recorded a $40.0 million loss contingency related to an offer made by the Company in respect of an ongoing contract dispute between the Company and a non-top five customer. That particular customer’s claims arise from a contract dating to a very early period in the Company’s history and that contract is both non-standard and significantly dissimilar from other customers’ contracts. The Company took into consideration advice received from experts in the specific matter and current status of settlement negotiations, which may be ongoing. A complaint has not been filed by either party, and the Company and the customer are involved in ongoing negotiations to resolve the dispute outside of court. The Company can provide no assurances as to the ultimate resolution of this dispute or whether it will ultimately be litigated or to the ultimate costs that will be associated with a resolution. As of June 30, 2023, the loss contingency remained unsettled with no change in the Company’s estimate of the loss contingency. No other material amounts related to litigation settlements were recognized in the fiscal quarters ended June 30, 2023 and 2022.

Kronos Guarantee

In March 2022, a wholly owned United Kingdom subsidiary of SoftBank Group, Kronos I (UK) Limited (“Kronos”), was created for the purpose of SoftBank Group arranging a facility agreement (the “Facility Agreement”) with J.P. Morgan SE as Facility Agent to be secured by its equity interest in the Company. SoftBank Group pledged its ownership interest in the Company by transferring such interest to an entity that sits between Kronos and the Company, and SoftBank Group has no further obligation under the Facility Agreement. The Company is in compliance with all applicable operating and financial covenants pursuant to the Facility Agreement for the periods presented.

Under the Facility Agreement, the lenders initially were committed to make up to $8.0 billion of funds available to Kronos under a “Bridge Facility” and “Term Facility” (together with the Bridge Facility, the “Facility”). In March 2022, the Term Facility was funded for $7.1 billion and the Bridge Facility was funded for $0.9 billion.

In June 2022, an amendment was executed which expanded the total commitment of the Term Facility to $8.5 billion via an additional term facility of $1.4 billion, $0.9 billion of which was used to repay the Bridge Facility in full with the remaining $0.5 billion representing incremental debt. The Term Facility matures on the earlier of two years after Kronos draws upon the facility or three months after the effective date of a public listing of the Company’s ordinary shares.

Beyond the pledge of the interest in the Company as collateral for the Facility, in March 2022, the Company entered into the Arm Undertaking (the “Undertaking”) to confirm and agree to comply with certain terms of the Facility Agreement (including operational restrictions) and a springing guarantee and indemnity agreement (the “Guarantee”) with J.P. Morgan SE. The Guarantee commences upon an “Arm Guarantee Trigger Event,” which includes a public listing of the Company’s ordinary shares not occurring within 18 months of the closing date of the Facility or any public announcement or notice to lenders that a listing will not be undertaken and failure by the Company or its subsidiaries to comply with the obligations under the Undertaking. Until an Arm Guarantee Trigger Event occurs, the Company is not obligated to perform or make payment on the obligations of Kronos.

Once an Arm Guarantee Trigger Event has occurred, the Company guarantees all overdue payments under the Facility Agreement. The total commitment is $8.5 billion and would only become a potential obligation to the Company if Kronos were to default on any such obligation, as Kronos remains the primary obligor under the Facility Agreement even after an Arm Guarantee Trigger Event. Upon default, the lenders can satisfy their claim either through the collateral of Kronos’ interest in the Company or through the Company servicing the debt and meeting payment obligations pursuant to the Guarantee. SoftBank Group as the owner of Kronos may avoid default by restructuring the Facility Agreement, or otherwise monetizing the collateral for the necessary liquidity to meet payment obligations under the Facility Agreement. The Company believes that the likelihood of assuming the debt obligations under the Guarantee is remote due to Kronos’ significant collateralization of the obligations under the Facility Agreement and that SoftBank Group will avoid a default by Kronos for which the obligations would become enforceable against the Company.

As the Company’s potential obligation is an issued Guarantee to the lenders for obligations of Kronos, an entity under common control, the Company is not required to recognize the Guarantee.

Arduino Guarantee

The Company is guarantor for a $5.4 million credit facility available to Arduino. The guaranty expires in January 2024. As of June 30, 2023 and March 31, 2023, no claims have been made against the guaranty.

11.	Related Party Transactions

Arm China and Acetone Limited

Following the restructuring of its direct investment in Arm Technology (China) Co. Limited (“Arm China”) in the fiscal year ended March 31, 2022, the Company has a 10% non-voting ownership interest in Acetone Limited, whose primary asset is a 48.18% interest in Arm China. The Company has no direct material transactions with Acetone Limited.

For the fiscal quarters ended June 30, 2023 and 2022, the Company recognized revenue of $138.9 million and $165.6 million, respectively recognized expenses of $16.1 million and $13.2 million, respectively under a service share arrangement with Arm China. The Company leases certain assets to Arm China and rental income was immaterial for all periods presented herein.

As of June 30, 2023, the Company had a net receivable of $280.3 million ($298.0 million receivable less $17.7 million payable) from Arm China. As of June 30, 2023, the Company had contract liabilities of $136.6 million relating to Arm China. As of March 31, 2023, the Company had a net receivable of $386.9 million ($400.7 million receivable less $13.9 million payable) from Arm China. As of March 31, 2023, the Company had contract liabilities of $103.4 million.

See Note 3, Equity Investments, for discussion of the impact of Acetone Limited on the Company’s results.

Other Entities Related by Virtue of Common Control in SoftBank Group

The Company also had other revenue and expense transactions, along with receivable and balances with other entities by virtue of common control in SoftBank Group. For the fiscal quarters ended June 30, 2023 and 2022, the Company recognized revenue of $0.2 million and $0.4 million, respectively. As of June 30, 2023, the Company had accounts receivable, other receivables and contract liabilities of $0.3 million, $12.0 million and $1.6 million, respectively. As of March 31, 2023, the Company had accounts receivable, other receivables and contract liabilities of $0.5 million, $12.0 million and $1.6 million, respectively. The Company also had immaterial lessee leases with a certain related party by virtue of common control in SoftBank Group.

SoftBank Group Facility

In March 2022, Kronos entered into the Facility Agreement which is secured by its interest in the Company. The Company also entered into the Undertaking to confirm and agree to comply with the terms of the Facility Agreement and a Guarantee of the obligations under the Facility Agreement owed by Kronos, an entity under common control of SoftBank Group. Under the terms of the Guarantee, upon an Arm Guarantee Trigger Event, the Guarantee springs into effect, such that any future payment default by Kronos following such date may require performance by the Company if not settled by use of the share collateral or otherwise restructured. Refer to Note 10, Commitments and Contingencies for further details on this Guarantee. The Guarantee does not spring into effect if a public listing has become effective, and if a public listing takes place after the Guarantee has become effective, the Guarantee terminates.

Other Equity Investments

The Company has revenue transactions, along with receivable and contract liability balances for certain other equity investees, for which the Company has significant influence or, for investments in limited partnerships or certain limit liability companies that maintain a specific ownership account for each investor, has more than virtually no influence (i.e., at least 3% to 5% ownership). For the fiscal quarters ended June 30, 2023 and 2022, the Company recognized revenue of $1.0 million and $1.6 million, respectively.

As of June 30, 2023, the Company had accounts receivable, contract assets and contract liabilities of $6.7 million, $2.7 million and $32.3 million, respectively. As of March 31, 2023, the Company had accounts receivable, contract assets and contract liabilities of $0.5 million, $8.7 million and $30.2 million, respectively.

Linaro Limited

Linaro Limited (“Linaro”) is a not-for-profit entity for which the Company is a member and exhibits significant influence. For the fiscal quarters ended June 30, 2023 and 2022, the Company incurred subscription costs of 2.4 million and $0.0 million, respectively, from Linaro. As of June 30, 2023 and March 31, 2023, $0.1 million and $0.3 million was owed to Linaro.

In February 2023, the Company entered into an agreement with Linaro to sell certain net assets of the Company that meets the definition of a business in exchange for cash consideration of $4.0 million to be paid in equal annual installments over five years. As of June 30, 2023 and March 31, 2023, total purchase consideration remained unpaid.

Loans to Related Parties

The Company’s equity investment in Trustonic Limited was written down to zero carrying value due to recognition of the Company’s share of losses. Accordingly, the Company’s subsequent share of losses has been written off against the loan balance due from Trustonic Limited.

As of June 30, 2023 and March 31, 2023, the Company had a loan receivable of $19.2 million and $19.2 million, respectively with Arduino, a related party, which was subject to impairment considerations. The Company also has an outstanding loan receivable of $3.0 million with Cerfe Labs, Inc., a related party which was fully impaired in the fiscal year ended March 31, 2023. Refer to Note 4, Financial Instruments, for further information regarding this loan.

Other relationships

The Company has certain advisory service agreements with Raine Securities LLC, a related party. For the fiscal quarters ended June 30, 2023 and 2022, the Company incurred zero and $0.6 million in expenses, respectively, for certain additional advisory services provided by Raine Securities LLC. As of June 30, 2023 and March 31, 2023 the Company had payables of zero and $2.5 million.

12.	Subsequent Events

Subsequent to June 30, 2023, the Company completed a board approved corporate reorganization as of September 1, 2023. The corporate reorganization involved (1) the distribution by Arm Limited of 100,000 ordinary shares of Arm Holdings Limited to the majority shareholder of Arm Limited; (2) the exchange of 1,025,234,000 ordinary shares of Arm Limited by its shareholders for 1,025,134,000 shares of Arm Holdings Limited; and (3) the re-registration of Arm Holdings Limited as a public limited company under the laws of England and Wales at which time its name was changed to Arm Holdings plc. This corporate reorganization was solely for the purpose of reorganizing the Company’s corporate structure, in which Arm Limited became a wholly owned subsidiary of the holdings company, Arm Holdings plc. This transfer of equity resulted in the issuance of ordinary shares of Arm Holdings plc to shareholders in the same class and same number of ordinary shares as their previous shareholding in Arm Limited. Because the corporate reorganization occurred between entities under common control, the historical consolidated financial statements of Arm Limited became the historical consolidated financial statements of Arm Holdings plc as of the date of the corporate reorganization.

In August 2023, the Kronos Guarantee as described in Note 10, Commitments and Contingencies, was amended to extend the Arm Guarantee Trigger Event period in relation to a public listing of the Company’s ordinary shares not occurring, from 18 months to 21 months, of the closing date of the Facility or any public announcement or notice to lenders that a listing will not be undertaken and failure by the Company or its subsidiaries to comply with the obligations under the Undertaking.

95,500,000 American Depositary Shares

(Representing 95,500,000 Ordinary Shares)

PRELIMINARY PROSPECTUS

Barclays	Goldman Sachs & Co. LLC	J.P. Morgan	Mizuho

(in alphabetical order)

BofA Securities	Citigroup	Deutsche Bank Securities	Jefferies

BNP PARIBAS	Credit Agricole CIB	MUFG	Natixis	Santander	SMBC Nikko

BMO Capital Markets	Daiwa Capital Markets America	Guggenheim Securities	HSBC	IMI - Intesa Sanpaolo	Independence Point Securities

KeyBanc Capital Markets	Loop Capital Markets	Ramirez & Co., Inc.	Rosenblatt	SOCIETE GENERALE	TD Cowen	Wolfe | Nomura Alliance

            , 2023

Through and including             , 2023 (the 25th day after the date of this prospectus), all the dealers effecting transactions in the ADSs whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Subject to the provisions of the Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director, former director and secretary of the Company (the “Relevant Officer”) shall have the benefit of the following indemnification provisions in the Articles against any liability incurred by or attaching to them (and including all costs, charges, losses, expenses and liabilities incurred by them in relation thereto), provided that the Articles shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause the Articles, or any element of them, to be treated as void under the Companies Act:

•

in connection with any negligence, default, breach of duty or breach of trust by them in relation to the Company or any associated company (as defined in section 256 of the Companies Act) thereof, other than: (i) any liability incurred to the Company or any associated company thereof; (ii) the payment of a fine imposed in any criminal proceeding or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); (iii) the defense of any criminal proceeding if the Relevant Officer is convicted, (iv) the defense of any civil proceeding brought by the Company or its associated company in which judgment is given against the Relevant Officer; and (v) any application for relief under sections 661(3), 661(4) or 1157 of the Companies Act in which the court refuses to grant relief to the Relevant Officer; and

•

in relation to or in connection with their duties, powers or office, including in connection with the activities of the Company or an associated company thereof in their capacity as a trustee of an occupational pension scheme, other than: (i) the payment of a fine imposed in any criminal proceeding or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); and (ii) the defense of any criminal proceeding if the Relevant Officer is convicted.

Subject to the provisions of the Companies Act, the Company may provide any Relevant Officer with funds to meet expenditures incurred or to be incurred by them: (i) in defending any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust by them in relation to the Company or an associated company thereof, or (ii) in connection with any application for relief under the provisions mentioned in section 205 of the Companies Act and otherwise may take any action to enable any such Relevant Officer to avoid incurring such expenditure. Relevant Officers who have received payment from the Company under the relevant indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the Company may prescribe or where the Company has reserved the right to require repayment.

The Company expects to enter into a deed of indemnity with each of its directors and executive officers prior to the completion of the offering of ADSs being registered hereby. In addition to such indemnification, the Company provides its directors and executive officers with directors’ and officers’ liability insurance.

The underwriting agreement that the Company will enter into in connection with the offering of ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, the Relevant Officers of the Company against certain liabilities arising in connection with this offering.

Item 7.	Recent Sales of Unregistered Securities.

We have issued and sold the following securities:

Since April 1, 2020, we have granted certain employees an aggregate of 2,513,809 RSUs under the 2019 AEP, certain executive officers an aggregate of 2,592,286 RSUs under the 2019 EIP, certain employees an aggregate of 35,142,339 RSUs under the 2022 RSU Plan and certain of our non-executive directors an aggregate of 45,146 RSUs under the NED Plan.

Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon (i) Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering, (ii) under Regulation S promulgated under the Securities Act as offers, sales and issuances were not made to persons in the U.S. and no directed selling efforts were made in the U.S., or (iii) under Rule 701 promulgated under the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 8.	Exhibits and Financial Statement Schedules

Exhibits

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1*	Articles of Association, as amended.

3.2	Form of Articles of Association to become effective upon the closing of this offering.

4.1*	Form of Deposit Agreement.

4.2*	Form of American Depositary Receipt (included in exhibit 4.1).

5.1*	Opinion of Morrison & Foerster (UK) LLP.

10.1+*	Arm IP License Agreement, dated April 24, 2018, by and between Arm Limited and Arm Technology (China) Co. Ltd.

10.2#*	The 2023 Omnibus Incentive Plan.

10.3	Form of Shareholder Governance Agreement.

10.4*	Consulting Agreement, dated August 21, 2023, by and between Arm Limited and SoftBank Group Corp.

10.5	Form of Deed of Indemnity between the Registrant and each of its directors.

10.6	Form of Deed of Indemnity between the Registrant and each of its executive officers.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP, the Registrant’s independent registered public accounting firm.

23.2*	Consent of Morrison & Foerster (UK) LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on page II-4 of the original filing of this registration statement on Form F-1).

107	Filing fee table.

*	Previously filed.
+

Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type of information that the Company treats as private or confidential. The Company agrees to furnish supplementally an unredacted copy of this exhibit to the SEC upon its request.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

Financial Statement Schedules

None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or person controlling the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or person controlling the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, United Kingdom on September 5, 2023.

ARM HOLDINGS LIMITED

By:	/s/ Rene Haas
Name:	Rene Haas
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rene Haas Rene Haas	Chief Executive Officer and Director (Principal Executive Officer)	September 5, 2023

/s/ Jason Child Jason Child	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 5, 2023

* Laura Bartels	Chief Accounting Officer (Principal Accounting Officer)	September 5, 2023

* Masayoshi Son	Director and Chairman of the Board of Directors	September 5, 2023

* Ronald D. Fisher	Director	September 5, 2023

* Jeffrey A. Sine	Director	September 5, 2023

* Karen E. Dykstra	Director	September 5, 2023

* Anthony Michael Fadell	Director	September 5, 2023

* Rosemary Schooler	Director	September 5, 2023

* Paul E. Jacobs, PhD	Director	September 5, 2023

* /s/ Rene Haas Name: Rene Haas Title: Attorney-in-fact		September 5, 2023

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Arm Holdings Limited has signed this registration statement or amendment thereto on September 5, 2023.

ARM, INC.

By:	/s/ Rene Haas
Name:	Rene Haas
Title:	Director